Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275479

DATED JANUARY 16, 2024

JOINT PROXY STATEMENT/PROSPECTUS

Dear Eastern and Cambridge Shareholders:

On behalf of the Boards of Directors of Eastern Bankshares, Inc. (“Eastern”) and Cambridge Bancorp (“Cambridge”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the acquisition of Cambridge by Eastern. We are requesting that you take certain actions as a holder of Eastern common stock (an “Eastern shareholder”) or as a holder of Cambridge common stock (a “Cambridge shareholder”).

On September 19, 2023, Eastern, Eastern Bank, a Massachusetts-chartered trust company and wholly-owned subsidiary of Eastern (“Eastern Bank”), Citadel MS 2023, Inc., a direct, wholly-owned subsidiary of Eastern (“Merger Sub”), Cambridge and Cambridge Trust Company, a Massachusetts-chartered trust company and wholly-owned subsidiary of Cambridge (“Cambridge Trust”), entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which Eastern will, upon the terms and subject to the conditions set forth in the merger agreement, acquire Cambridge in an all-stock transaction. The merger (as defined below) will create a combined franchise with approximately $27 billion in total assets, the largest bank-owned independent investment advisor in Massachusetts, and further solidify Eastern as the largest Boston-based community bank by deposits.

Under the merger agreement, Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity (the “merger”), and as soon as reasonably practicable following the merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity (the “holdco merger”). Following the holdco merger, at a time to be determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving bank (the “bank merger” and together with the merger and the holdco merger, the “mergers”).

If the merger is completed, Cambridge shareholders will receive 4.956 shares of Eastern common stock for each share of Cambridge common stock they own on the effective date of the merger. Cambridge shareholders will also receive cash in lieu of any fractional shares of Eastern common stock they would have otherwise received in the merger. The precise value of the consideration that Cambridge shareholders will receive will not be known at the time that Cambridge shareholders vote on the Cambridge Merger Proposal (as defined below). On September 18, 2023, which was the last trading day preceding the public announcement of the proposed merger, the closing price of Eastern common stock was $13.41 per share, which after giving effect to the exchange ratio has an implied value of $66.46 per Cambridge share. On January 12, 2024, which was the most recent practicable trading day before the printing of this joint proxy statement/prospectus, the closing price of Eastern common stock was $13.87 per share, which after giving effect to the exchange ratio, has an implied value of approximately $68.74 per Cambridge share.

Eastern shareholders will continue to own their existing shares of Eastern common stock. The value of the Eastern common stock at the time of completion of the merger could be greater than, less than or the same as the value of Eastern common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Eastern common stock (trading symbol “EBC”) and Cambridge common stock (trading symbol “CATC”), both of which are traded on the Nasdaq Global Select Market.

We expect the merger and the holdco merger, taken together, will qualify as a reorganization for federal income tax purposes. Accordingly, Cambridge shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Cambridge common stock for Eastern common stock in the merger, except with respect to any cash received by such holders in lieu of fractional shares of Eastern common stock.

Based on the number of shares of Cambridge common stock outstanding or reserved for issuance as of September 18, 2023, Eastern expects to issue approximately 39.4 million shares of Eastern common stock to Cambridge shareholders in the aggregate in the merger. We estimate that, immediately following the completion of the merger, former Cambridge shareholders will own approximately 18% and existing Eastern shareholders will own approximately 82% of the common stock of Eastern.

Eastern and Cambridge will each hold a special meeting of their respective shareholders in connection with the merger. At the respective special meetings, in addition to other business, Eastern will ask its shareholders to approve the issuance of its common stock to holders of Cambridge common stock pursuant to the merger agreement (the “Eastern Share Issuance Proposal”), and Cambridge will ask its shareholders to approve the merger agreement (the “Cambridge Merger Proposal”). Information about these meetings and the mergers is contained in this document. We urge you to read this document carefully and in its entirety.

The special meeting of Cambridge shareholders will be held virtually via webcast on February 28, 2024, at 10:00 a.m., Eastern Time. You may register for the Cambridge virtual meeting at http://www.viewproxy.com/CambridgeBancorp/2024 by 11:59 p.m., Eastern Time, on February 26, 2024. The special meeting of Eastern shareholders will be held virtually via webcast on February 28, 2024, at 2:00 p.m., Eastern Time. You may register for the Eastern virtual meeting at www.proxydocs.com/EBC.

Each of the Eastern board of directors and the Cambridge board of directors unanimously recommends that holders of Eastern common stock and Cambridge common stock, respectively, vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Eastern and Cambridge and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 28 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Eastern and Cambridge from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.

Your vote is very important. Approval of the Cambridge Merger Proposal will require the affirmative vote of the holders of two-thirds of the shares of Cambridge common stock outstanding and entitled to vote on the matter. Approval of the Eastern Share Issuance Proposal will require the affirmative vote of a majority of the votes cast by the holders of Eastern common stock at the Eastern special meeting, assuming a quorum is present at the virtual meeting. Whether or not you plan to attend the Cambridge special meeting or Eastern special meeting, as applicable, please take the time to vote by completing and mailing the enclosed proxy card, or through our online voting system accessible (a) to Eastern shareholders at www.proxydocs.com/EBC; or (b) to Cambridge shareholders at www.aalvote.com/CATC. (If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.) If Cambridge shareholders do not vote virtually or by proxy, it will have the same effect as a vote against the proposal to approve the merger at the Cambridge special meeting.

Sincerely,	Sincerely,

Robert F. Rivers	Denis K. Sheahan
Chief Executive Officer and Chair of the Board	President and Chief Executive Officer
Eastern Bankshares, Inc.	Cambridge Bancorp

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the proposed merger or the securities to be issued under this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Eastern common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or by any other federal or state government or governmental agency.

The accompanying joint proxy statement/prospectus is dated January 16, 2024, and is first being mailed to Eastern and Cambridge shareholders and on or about January 19, 2024.

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, Massachusetts 02138

(617) 876-5500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2024

To the Shareholders of Cambridge Bancorp:

A special meeting of the shareholders of Cambridge Bancorp, a Massachusetts corporation (“Cambridge”), will be held virtually via webcast at http://www.viewproxy.com/CambridgeBancorp/2024 on February 28, 2024, at 10:00 a.m., Eastern Time (the “Cambridge special meeting”), for the purpose of considering and voting on the following matters:

1.

a proposal to approve the Agreement and Plan of Merger (the “merger agreement”), dated as of September 19, 2023, by and among Eastern Bankshares, Inc. (“Eastern”), Eastern Bank, Citadel MS 2023, Inc. (“Merger Sub”), Cambridge, and Cambridge Trust Company (“Cambridge Trust”), pursuant to which Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity (the “merger”), and as soon as reasonably practicable following the merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity (the “holdco merger”) and, following the holdco merger, at a time to be determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving bank (the “bank merger” and together with the merger and the holdco merger, the “mergers”) (the “Cambridge Merger Proposal”);

2.

a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Cambridge in connection with the merger (the “Cambridge Compensation Proposal”); and

3.

a proposal to approve one or more adjournments of the Cambridge special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Cambridge special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement (the “Cambridge Adjournment Proposal”).

Cambridge does not expect to transact any business other than as set forth above at the Cambridge special meeting or any postponement or adjournment thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Cambridge special meeting. The board of directors of Cambridge has fixed the close of business on Monday, January 8, 2024 as the record date for the determination of Cambridge shareholders entitled to receive notice of, and to vote at, the Cambridge special meeting and any postponements or adjournments of the Cambridge special meeting. Only holders of record of shares of Cambridge common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Cambridge special meeting.

Approval of the Cambridge Merger Proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Cambridge common stock entitled to vote on such proposal. If a Cambridge shareholder does not vote on the Cambridge Merger Proposal, it will have the same effect as a vote by such holder against the proposal. The transactions contemplated by the merger agreement cannot be completed unless Cambridge shareholders approve the Cambridge Merger Proposal.

Assuming a quorum is present, approval of the Cambridge Compensation Proposal requires the affirmative vote of a majority of the votes cast on such proposal.

Assuming a quorum is present, approval of the Cambridge Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal.

To register to attend the Cambridge special meeting virtually via the Internet, visit http://www.viewproxy.com/CambridgeBancorp/2024 by 11:59 p.m., Eastern Time, on February 26, 2024, and enter your control number. Cambridge shareholders who register to attend will be provided a link to the virtual meeting on the day of the meeting.

Under the provisions of the Massachusetts Business Corporation Act, as amended, the holders of Cambridge common stock are not entitled to dissenters’ rights of appraisal in connection with the merger.

The Cambridge board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and unanimously recommends that the Cambridge shareholders vote “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal.

The affirmative vote of the holders of two-thirds of the shares of Cambridge common stock outstanding and entitled to vote at the Cambridge special meeting is required to approve the Cambridge Merger Proposal. The affirmative vote of a majority of the votes cast, in person or represented by proxy, at the Cambridge special meeting is required to approve the Cambridge Compensation Proposal and the Cambridge Adjournment Proposal. Whether or not you plan to attend the Cambridge special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors,

/s/ Peter Halberstadt
Peter Halberstadt
Corporate Secretary

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY SOLICITOR, ALLIANCE ADVISORS, LLC, AT 844-984-3713.

Eastern Bankshares, Inc.

265 Franklin Street

Boston, Massachusetts 02110

(800) 327-8376

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 28, 2024

To the Shareholders of Eastern Bankshares, Inc.:

A special meeting of the shareholders of Eastern Bankshares, Inc., a Massachusetts corporation (“Eastern”), will be held virtually via webcast on February 28, 2024 at 2:00 p.m., Eastern Time (the “Eastern special meeting”), for the purpose of considering and voting on the following matters:

1.

a proposal to approve the issuance of Eastern common stock to holders of Cambridge common stock pursuant to the merger agreement, dated as of September 19, 2023 (the “Eastern Share Issuance Proposal”); and

2.

a proposal to approve the adjournment of the Eastern special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Eastern special meeting to approve the Eastern Share Issuance Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Eastern shareholders (the “Eastern Adjournment Proposal”).

Eastern does not expect to transact any business other than as set forth above at the Eastern special meeting or any postponement or adjournment thereof. Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the Eastern special meeting. The board of directors of Eastern has fixed the close of business Monday, January 8, 2024 as the record date for the determination of Eastern shareholders entitled to receive notice of, and to vote at, the Eastern special meeting and any postponements or adjournments of the Eastern special meeting. Only holders of record of shares of Eastern common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Eastern special meeting.

Eastern’s bylaws require that the holders of a majority of the shares of Eastern common stock, issued and outstanding and entitled to vote at the meeting, be present, or represented by proxy at the meeting in order to constitute a quorum for the transaction of business. Accordingly, it is important that your shares be represented at the meeting regardless of the number of shares you may hold. Please ensure that your shares of Eastern common stock are present and voted at the meeting by submitting your instructions by telephone, the Internet, or in writing by completing, signing, dating and returning your proxy card or voting form. You may also vote your shares virtually through the Internet during the meeting.

To register to attend the Eastern special meeting virtually via the Internet, visit www.proxydocs.com/EBC and enter your control number. Eastern shareholders who register to attend will be provided a link to the virtual meeting on the day of the meeting.

To vote your shares virtually in advance of or at the Eastern special meeting, visit www.proxypush.com/EBC and enter your control number. Your control number can be found on your proxy card or vote authorization form.

Under the provisions of the Massachusetts Business Corporation Act, as amended, the holders of Eastern common stock are not entitled to dissenters’ rights of appraisal in connection with the merger.

The Eastern board of directors unanimously recommends that holders of Eastern common stock vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal.

Your vote is important. Your vote is important regardless of how many shares you own. We cannot complete the transactions contemplated by the merger agreement unless Eastern shareholders approve the Eastern Share Issuance Proposal. The affirmative vote of a majority of the votes cast by Eastern shareholders at the Eastern special meeting is required to approve the Eastern Share Issuance Proposal and the Eastern Adjournment Proposal.

Whether or not you plan to attend the Eastern special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors,

/s/ Kathleen C. Henry
Kathleen C. Henry Executive Vice President, General Counsel and Corporate Secretary

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Cambridge and Eastern from other documents that are not included in, or delivered with, this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. We have listed the documents containing this information in the section titled “Incorporation of Certain Documents by Reference” beginning on page 153 of this joint proxy statement/prospectus. You can obtain copies of these documents incorporated by reference in this document through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephone from Cambridge or Eastern at the following addresses:

For business and financial information about Cambridge, please contact:

Cambridge Investor Relations

1336 Massachusetts Avenue

Cambridge, Massachusetts 02138

Email: InvestorRelations@cambridgetrust.com

Telephone: (617) 520-5520

For business and financial information about Eastern, please contact:

Eastern Bank Investor Relations

265 Franklin Street

Boston, Massachusetts 02110

Email: InvestorRelations@easternbank.com

Telephone: (781) 598-7920

If Cambridge shareholders would like to receive documents before Cambridge’s special meeting, they must request the documents no later than February 19, 2024. If Eastern shareholders would like to receive documents before Eastern’s special meeting, they must request the documents no later than February 19, 2024. Neither Cambridge shareholders nor Eastern shareholders will be charged for any of these documents that they request.

For additional information regarding where you can find information about Eastern and Cambridge, please see the section titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to Eastern and its subsidiaries was provided by Eastern and the information contained in this joint proxy statement/prospectus with respect to Cambridge and its subsidiaries was provided by Cambridge.

For information on submitting your proxy, please refer to the instructions on the enclosed proxy card for the Cambridge special meeting or on the enclosed proxy card for the Eastern special meeting, as applicable.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Eastern (File No. 333-275479) with the Securities and Exchange Commission (the “SEC”) constitutes a prospectus of Eastern for purposes of the Securities Act of 1933, as amended, with respect to the shares of Eastern common stock to be issued to Cambridge shareholders in exchange for shares of Cambridge common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for Eastern and Cambridge for purposes of the Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the Eastern and Cambridge special meetings.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 16, 2024. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date or the date of such incorporated information. Neither our mailing of this joint proxy statement/prospectus to Eastern shareholders or Cambridge shareholders nor the issuance by Eastern of shares of its common stock to Cambridge shareholders pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Eastern has been provided by Eastern, and information contained in this joint proxy statement/prospectus regarding Cambridge has been provided by Cambridge.

DEFINED TERMS

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“bank merger” refers to the merger of Cambridge Trust with and into Eastern Bank, with Eastern Bank as the surviving bank;

•	“Eastern” refers to Eastern Bankshares, Inc., a Massachusetts corporation;

•

“Eastern’s 2022 10-K and Recast Disclosures” refers to Eastern’s annual report on Form 10-K for the fiscal year ended December 31, 2022, together with Eastern’s recast consolidated financial statements for the year ended December 31, 2022 filed as an exhibit to Eastern’s Current Report on Form 8-K dated November 8, 2023;

•	“Eastern Articles of Organization” refers to the restated articles of organization of Eastern, as amended;

•	“Eastern Bank” refers to Eastern Bank, a Massachusetts-chartered bank and wholly-owned subsidiary of Eastern;

•	“Eastern Bylaws” refers to the bylaws of Eastern;

•	“Eastern common stock” refers to the common stock of Eastern, par value $0.01 per share;

•	“Eastern special meeting” refers to the special meeting of Eastern shareholders to be held on February 28, 2024 and each adjournment thereof if any;

•	“Effective Time” refers to the effective time of the merger;

•	“Cambridge” refers to Cambridge Bancorp, a Massachusetts corporation;

•	“Cambridge Articles of Organization” refers to the articles of organization of Cambridge;

•	“Cambridge Bylaws” refers to the bylaws of Cambridge;

•	“Cambridge common stock” refers to the common stock of Cambridge, par value $1.00 per share;

•	“Cambridge special meeting” refers to the special meeting of Cambridge shareholders to be held on February 28, 2024 and each adjournment thereof, if any;

•	“Cambridge Trust” refers to Cambridge Trust Company, a Massachusetts-chartered trust company and wholly-owned subsidiary of Cambridge;

•	“holdco merger” refers to the merger of Cambridge with and into Eastern, with Eastern as the surviving entity;

•	“merger” refers to the merger of Merger Sub with and into Cambridge, with Cambridge as the surviving entity;

•	“mergers” refers collectively to the merger, the holdco merger and the bank merger;

•	“Merger Sub” refers to Citadel MS 2023, Inc., a Massachusetts corporation and a direct, wholly owned subsidiary of Eastern; and

•	“shareholders” refers to holders of shares of common stock of Eastern and Cambridge both prior to and following the completion of the merger.

QUESTIONS AND ANSWERS

The following are some questions that you may have about the merger and the Eastern special meeting or the Cambridge special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Eastern special meeting or the Cambridge special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page 153.

Questions and Answers About the Merger

Q.	Why am I receiving this document?

A.

You are receiving this joint proxy statement/prospectus because you are a Cambridge shareholder or an Eastern shareholder and you are being asked to vote in connection with the mergers. Eastern, Eastern Bank, Merger Sub, Cambridge Trust and Cambridge entered into an Agreement and Plan of Merger, pursuant to which Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity, and as soon as reasonably practicable following the merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity (the “holdco merger”). Following the holdco merger, at a time determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving bank (the “bank merger”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the transactions contemplated by the merger agreement as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:

•

Eastern shareholders must approve the proposed issuance of Eastern common stock to holders of Cambridge common stock pursuant to the merger agreement in order to comply with applicable Nasdaq Global Select Market (“NASDAQ”) listing rules (the “Eastern Share Issuance Proposal”); and

•	Cambridge shareholders must approve the merger agreement (the “Cambridge Merger Proposal”).

Eastern is holding a special meeting of Eastern shareholders (the “Eastern special meeting”) virtually to obtain approval of the Eastern Share Issuance Proposal.

Eastern shareholders will also be asked to approve a proposal to adjourn the Eastern special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Eastern special meeting to approve the Eastern Share Issuance Proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Eastern shareholders (the “Eastern Adjournment Proposal”).

Cambridge is holding a virtual special meeting of Cambridge shareholders (the “Cambridge special meeting”) to obtain approval of the Cambridge Merger Proposal.

Cambridge shareholders will also be asked to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Cambridge in connection with the transactions contemplated by the merger agreement (the “Cambridge Compensation Proposal”), and to approve one or more adjournments of the Cambridge special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Cambridge special meeting, or at any adjournment or postponement of that meeting, to approve the Cambridge Merger Proposal (the “Cambridge Adjournment Proposal”).

This document is also a prospectus that is being delivered to holders of Cambridge common stock because, pursuant to the merger agreement, Eastern is offering shares of Eastern common stock to Cambridge shareholders.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Eastern and Cambridge special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q.	What will Cambridge’s shareholders receive in the merger?

A.	In the merger, Cambridge shareholders will receive 4.956 shares of Eastern common stock for each share of Cambridge common stock held immediately prior to the completion of the merger.

Eastern’s common stock is listed on NASDAQ under the trading symbol “EBC.” Eastern will not issue fractional shares of its common stock in the merger, but will instead pay cash for any fractional shares at a price determined by the volume weighted average closing price of Eastern common stock on NASDAQ for the five trading days ending on the fifth trading day immediately preceding the closing date of the merger (the exchange ratio, together with cash received in lieu of fractional shares of Eastern common stock, if any, the “Merger Consideration”).

Q.	What will Eastern’s shareholders receive in the merger?

A.

In the merger, Eastern shareholders will not receive any consideration, and their shares of Eastern common stock will remain outstanding and will constitute shares of Eastern following the merger. Following the merger, shares of Eastern common stock will continue to be listed on NASDAQ under the trading symbol “EBC.”

Q.	What will happen in the merger?

A.

In the merger, Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity. In the holdco merger, which will occur as soon as reasonably practicable following the merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity. In the bank merger, which will occur at a time following the holdco merger determined by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank the surviving bank.

Each share of Cambridge common stock issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) (other than shares held as treasury stock or shares owned directly by Eastern) will be converted into the right to receive 4.956 shares of Eastern common stock plus cash in lieu of any fractional shares of Eastern common stock they would have otherwise received in the merger. After completion of the merger, (1) Cambridge will no longer be a public company, (2) Cambridge common stock will be delisted from NASDAQ and will cease to be publicly traded, and (3) the Cambridge common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After completion of the holdco merger, Cambridge will cease to exist. Holders of Eastern common stock will continue to own their existing shares of Eastern common stock. See the information provided in the section titled “The Merger Agreement—Structure of the Merger” beginning on page 110 of this joint proxy statement/prospectus and the merger agreement for more information about the merger.

Q.	How will the merger affect Cambridge equity awards?

A.	The merger agreement provides that Cambridge equity awards that are outstanding immediately prior to the Effective Time will be treated as follows:

Cambridge RSUs. As of the Effective Time, each time-based vesting restricted stock unit with respect to Cambridge common stock (“Cambridge RSU”) that is then-outstanding will be assumed by Eastern and converted into a time-based vesting restricted stock unit with respect to Eastern common stock (“Eastern

RSU”), with the number of shares of Eastern common stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of an Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of Eastern RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Eastern common stock on each dividend record date from the grant date to such vesting date.

Cambridge PRSUs. As of the Effective Time, each performance-based vesting restricted stock unit with respect to Cambridge common stock (“Cambridge PRSU”) that is then-outstanding will be assumed by Eastern and converted into a performance-based vesting restricted stock unit with respect to Eastern common stock (“Eastern PRSU”), with the number of shares of Eastern common stock subject to such Eastern PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time.

To the extent not settled prior to the Effective Time, the Cambridge PRSUs granted in 2021 will be settled as soon as practicable following the Effective Time based upon Cambridge’s actual performance through December 31, 2023.

For the Cambridge PRSUs granted in 2022 or 2023, as soon as practicable after the Effective Time, Eastern will offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Eastern PRSU the opportunity to exchange such Eastern PRSU for a Eastern RSU either (i) with respect to a number of shares of Eastern common stock equal to the number of shares of Eastern common stock subject to such Eastern PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) same settlement date as the Eastern PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Eastern common stock determined based on measurement of actual performance determined as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time, except that such Eastern RSU is solely subject to future time-based vesting, (2) the same settlement date as the Eastern PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Cambridge common stock on each dividend record date from the grant date through the Effective Time).

Cambridge RSAs. As of the Effective Time, each award of restricted shares of Cambridge common stock (“Cambridge RSA”) that is then-outstanding will be assumed and converted into an award of restricted shares of Eastern common stock (“Eastern RSA”), with the number of restricted shares of Eastern common stock subject to such Eastern RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

Q.	How will the merger affect the Cambridge Bancorp ESOP?

A.

If requested by Eastern in writing at least twenty business days prior to the Effective Time, Cambridge will terminate the Cambridge Bancorp Employee Stock Ownership Plan (the “Cambridge ESOP”), effective as of the day immediately prior to the Effective Time but contingent on the closing of the merger (the “ESOP Termination Date”). In the event that Eastern requests that the Cambridge ESOP be terminated, Cambridge employees who continue employment with Eastern after the merger will be eligible to participate, effective as of the Effective Time, in any employee stock ownership plan sponsored or maintained by Eastern or one of its subsidiaries. All participants’ accounts in the Cambridge ESOP will become fully vested and 100% non-forfeitable as of the ESOP Termination Date, and no new participants will be admitted to the Cambridge ESOP on or after the ESOP Termination Date. All shares of Cambridge common stock held by the Cambridge ESOP immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration. Following the Effective Time, any unallocated shares of Eastern common stock held by the Cambridge ESOP and any other remaining unallocated assets will be deemed to be earnings and will be allocated as earnings to the accounts of the Cambridge ESOP participants, whether or not such participant is actively employed on the ESOP Termination Date, based on their account balances under the Cambridge ESOP as of the ESOP Termination Date and distributed to the participants of the Cambridge ESOP, except as may be required by applicable law or the terms of the Cambridge ESOP. No later than the day immediately prior to the Effective Time, contingent on the occurrence of the closing of the merger, Cambridge will amend or will cause the amendment of the Cambridge ESOP to provide that distributions under the Cambridge ESOP after the Effective Time will be made only in the form of Eastern common stock except with respect to any fractional shares or other de minimis cash distributions, which will be distributed in the form of cash, or as otherwise required by applicable law.

Q.	Will the value of the Merger Consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A.

Yes. Although the number of shares of Eastern common stock that Cambridge shareholders will receive for each share of Cambridge common stock is fixed, the value of the Merger Consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Eastern common stock. Any fluctuation in the market price of Eastern common stock will change the value of the shares of Eastern common stock that Cambridge shareholders will receive. Neither Eastern nor Cambridge is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Eastern common stock or Cambridge common stock.

Q.	Are Cambridge’s shareholders or Eastern’s shareholders entitled to dissenters’ rights?

A.	No. Under the relevant provisions of the Massachusetts Business Corporation Act, as amended, neither Cambridge shareholders nor Eastern shareholders are entitled to dissenters’ rights in the merger.

Q.

Are there any risks that I should consider in deciding whether to vote for the approval of the Eastern Share Issuance Proposal, the approval of the Cambridge Merger Proposal, or the other proposals to be considered at the Eastern special meeting and the Cambridge special meeting, respectively?

A.

Yes. You should read and carefully consider the risk factors set forth in the section in this document titled “Risk Factors” beginning on page 28 of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of Eastern and Cambridge contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q.	Should Cambridge’s shareholders send in their stock certificates now?

A.

No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by Eastern and reasonably acceptable to Cambridge (the “Exchange Agent”) will send you instructions for exchanging Cambridge stock certificates for the Merger Consideration.

Q.	What are the material U.S. federal income tax consequences of the merger and the holdco merger to U.S. holders of Cambridge common stock?

A.

The merger and the holdco merger, taken together, are intended to qualify, and the obligations of the parties to complete the merger are conditioned upon the receipt of a legal opinion from their respective counsel to the effect that the merger and the holdco merger, taken together, will qualify, as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the “Code.” Cambridge’s shareholders generally will not recognize gain or loss with respect to the Eastern common stock that they receive in the merger, except with respect to any cash they receive in lieu of receiving a fractional share of Eastern common stock. See “Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger” beginning on page 131 of this joint proxy statement/prospectus. This tax treatment may not apply to all Cambridge shareholders. Determining the actual tax consequences of the merger and the holdco merger to Cambridge shareholders can be complicated and will depend on the particular circumstances of each Cambridge shareholder. Cambridge shareholders should consult their own tax adviser for a full understanding of the mergers’ tax consequences that are particular to each shareholder.

Q.	What are the interests of Cambridge’s executive officers and directors in the merger, if any?

A.

In considering the recommendation of the board of directors of Cambridge to vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, Cambridge’s shareholders should be aware that certain executive officers and directors of Cambridge have interests in the merger that are different from, or in addition to, the interests of Cambridge’s other shareholders generally. These interests include (i) assumption and conversion of Cambridge equity awards into Eastern equity awards; (ii) rights of certain executive officers under their existing Cambridge employment and change in control agreements; (iii) rights of certain executive officers under offer letters, severance benefits agreements and change in control agreements with Eastern Bank executed in connection with the merger agreement; (iv) rights under the Cambridge ESOP; (v) prorated retainer payable to members of the board of directors of Cambridge; and (vi) rights to continued indemnification and insurance coverage by Eastern after the merger for acts and omissions occurring before the merger. Upon completion of the merger, Denis Sheahan will become an Eastern director and Chief Executive Officer, reporting to Robert Rivers, and three additional Cambridge directors selected by Eastern in consultation with Cambridge will become members of the board of directors of Eastern and Eastern Bank following the closing. The board of directors of Cambridge was aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.

Q.	When will the merger be completed?

A.

Eastern and Cambridge anticipate that all regulatory approvals will be received during the first quarter of 2024, and assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024. However, neither Eastern nor Cambridge can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Cambridge must first obtain the approval of Cambridge shareholders for the Cambridge Merger Proposal, and Eastern must obtain approval of Eastern shareholders for the Eastern Share Issuance Proposal. Eastern and Cambridge must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q.	What are the conditions to complete the merger?

A.

The obligations of Eastern and Cambridge to complete the merger are subject to the satisfaction or waiver of the closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially superior proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 125 of this joint proxy statement/prospectus.

Q.	What happens if the merger is not completed?

A.

If the merger is not completed, holders of Cambridge common stock will not receive any consideration for their shares of Cambridge common stock in connection with the merger. Instead, Cambridge will remain an independent public company, Cambridge common stock will continue to be listed and traded on NASDAQ, and Eastern will not complete the issuance of shares of Eastern common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $21.0 million will be payable by either Eastern or Cambridge, as applicable. See “The Merger Agreement—Termination Fees” beginning on page 128 of this joint proxy statement/prospectus for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q.	Where can I find more information about the companies?

A.

You can find more information about Eastern and Cambridge from the various sources described under the section of this document titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus.

Q.	What is a “broker non-vote”?

A.

A “broker non-vote” occurs on an item when a nominee or intermediary is not permitted to vote on that item without instructions from the owner of the shares who holds such shares through an intermediary, such as a bank or broker, with such intermediary holding a valid legal proxy (such shareholder, a “Beneficial Owner”), and the Beneficial Owner fails to provide the nominee or intermediary with such instructions.

Q.	What is householding and how does it affect me?

A.

The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for Beneficial Owners of Eastern common stock and Cambridge common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Eastern common stock or Cambridge common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

Questions and Answers About the Special Meeting of Cambridge Shareholders

Q.	When and where will Cambridge’s shareholders meet?

A.	The Cambridge special meeting will be conducted via a virtual live webcast on February 28, 2024, at 10:00 a.m., Eastern Time.

In order to attend the Cambridge special meeting, you must register at http://www.viewproxy.com/CambridgeBancorp/2024 by 11:59 p.m., Eastern Time, on February 26, 2024. On the day of the Cambridge special meeting, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

Even if you plan to attend the Cambridge special meeting, Cambridge recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.

Q.	What matters are Cambridge’s shareholders being asked to approve at the Cambridge special meeting pursuant to this joint proxy statement/prospectus?

A.	At the Cambridge special meeting, Cambridge’s shareholders will be asked to consider and vote on the following proposals:

•	Cambridge Proposal 1: The Cambridge Merger Proposal;

•	Cambridge Proposal 2: The Cambridge Compensation Proposal; and

•	Cambridge Proposal 3: The Cambridge Adjournment Proposal.

In order to complete the merger, among other things, Cambridge shareholders must approve the Cambridge Merger Proposal. Neither of the approval of the Cambridge Compensation Proposal nor the Cambridge Adjournment Proposal is a condition to the obligations of Eastern or Cambridge to complete the merger.

Q.	What does Cambridge’s board of directors recommend with respect to the three proposals?

A.	The Cambridge board of directors unanimously recommends that you vote “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal.

In considering the recommendations of the Cambridge board of directors, Cambridge shareholders should be aware that Cambridge directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Cambridge shareholders generally. See the section titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a complete description of these interests.

Q.	Who is eligible to vote at the Cambridge special meeting of shareholders?

A.

Only holders of record of Cambridge common stock at the close of business on Monday, January 8, 2024, which is the record date for the Cambridge special meeting of shareholders, are entitled to vote at the Cambridge special meeting.

Attendance at the special meeting is not required to vote. See below and the section titled “The Special Meeting of Cambridge Shareholders— Voting of Proxies” beginning on page 45 of this joint proxy statement/prospectus for instructions on how to vote your shares of Cambridge common stock without attending the Cambridge special meeting.

Q.	How many votes must be represented virtually in real time or by proxy at the Cambridge special meeting to have a quorum?

A.

The holders of a majority of the shares of Cambridge common stock outstanding and entitled to vote at the Cambridge special meeting of shareholders, present virtually or represented by proxy, will constitute a quorum at the Cambridge special meeting.

Q.	What vote by Cambridge’s shareholders is required to approve the Cambridge special meeting proposals?

A.

Cambridge Proposal 1: Cambridge Merger Proposal. Approval of the Cambridge Merger Proposal requires the affirmative vote of the holders of at least two-thirds of the shares of Cambridge common stock outstanding and entitled to vote on the proposal. Accordingly, an abstention or a broker non-vote or other failure to vote will have the same effect as a vote cast “AGAINST” the Cambridge Merger Proposal.

Cambridge Proposal 2: Cambridge Compensation Proposal. Approval of the Cambridge Compensation Proposal requires the affirmative vote of a majority of the votes cast by Cambridge shareholders. Accordingly, assuming a quorum is present at the Cambridge special meeting, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the Cambridge Compensation Proposal.

Cambridge Proposal 3: Cambridge Adjournment Proposal. Approval of the Cambridge Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Cambridge shareholders. Accordingly, assuming a quorum is present at the Cambridge special meeting, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the Cambridge Adjournment Proposal.

Q.

Why am I being asked to consider and vote on a proposal to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Cambridge in connection with the Cambridge Compensation Proposal?

A.

Under SEC rules, Cambridge is required to seek a non-binding, advisory vote with respect to specified compensation that may become payable to Cambridge’s named executive officers that is based on or otherwise relates to the merger or “golden parachute” compensation.

Q.	What happens if Cambridge shareholders do not approve the Cambridge Compensation Proposal?

A.

The vote on the Cambridge Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the Cambridge special meeting. Because the vote on the Cambridge Compensation Proposal is advisory in nature only, it will not be binding upon Cambridge or Eastern before or following the merger. Accordingly, the specified compensation that may become payable to Cambridge’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Cambridge shareholders do not approve the proposals to approve the merger-related executive compensation.

Q.	Are any Cambridge shareholders already committed to vote in favor of any of the Cambridge special meeting proposals?

A.

Under voting agreements with Eastern, each of Cambridge’s directors and executive officers who individually or jointly owns shares of Cambridge common stock, acting solely in his or her capacity as a shareholder, has agreed to vote all of his or her Cambridge common stock in favor of the Cambridge Merger Proposal. As of the record date for the Cambridge special meeting of shareholders, the Cambridge shareholders who are parties to the voting agreements with Eastern collectively owned (with sole or shared voting power) approximately 4.3% of the Cambridge common stock outstanding and entitled to vote at the Cambridge special meeting.

Q.	How may Cambridge’s shareholders vote their shares for the Cambridge special meeting proposals presented in this joint proxy statement/prospectus prior to the special meeting?

A.

Shares Held of Record: If you are a shareholder of record of Cambridge common stock as of the Cambridge record date, you may submit your proxy before the Cambridge special meeting in one of the following ways:

•	by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope;

•	by calling the toll-free number indicated on the accompanying proxy card and following the instructions, or

•	by accessing the web page indicated on the accompanying proxy card and following the on-screen instructions.

Proxies submitted by mail must be received by the close of business on February 27, 2024. Proxies submitted by telephone or through the Internet must be received by 11:59 p.m., Eastern Time, on February 27, 2024.

Shares Held in Brokerage Accounts: If you hold your shares of Cambridge common stock in street name (that is, you hold your shares of Cambridge common stock through a broker, bank or other holder of record), your bank, broker or other holder of record will forward proxy materials and voting instructions that you must follow in order to vote your shares of Cambridge common stock. You may receive more than one proxy card if your shares of Cambridge common stock are registered in different names or are held in more than one account. A broker, bank or other holder of record will not be able to vote your shares at the Cambridge special meeting without first receiving instructions from you on how to vote.

Shares Held in the Cambridge ESOP Plan: If you are a participant in the Cambridge ESOP and indirectly hold shares of Cambridge common stock through the Cambridge ESOP, you are generally entitled to direct the trustees of the Cambridge ESOP’s related trust as to the manner in which any of the common stock allocated to your Cambridge ESOP account is voted by following the separate voting instructions provided by the trustees of the Cambridge ESOP. Your Cambridge ESOP vote authorization form must be received by 5:00 p.m., Eastern Time, on February 27, 2024. The telephonic and internet voting cutoff for providing your ESOP vote authorization is 5:00 p.m., Eastern Time, on February 27, 2024. Under the terms of the Cambridge ESOP, the trustees of the Cambridge ESOP vote all shares held by the Cambridge ESOP, but each Cambridge ESOP participant may direct the trustees how to vote the shares of Cambridge common stock allocated to his or her account. The trustees of the Cambridge ESOP will, as instructed by Cambridge, vote all unallocated shares of Cambridge common stock held by the Cambridge ESOP, if any, for each of the Cambridge Merger Proposal, the Cambridge Compensation Proposal and the Cambridge Adjournment Proposal and will vote allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, so long as such vote is solely in the interests of participants and beneficiaries and in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

Q.	Can I attend the Cambridge special meeting and vote my shares in person?

A.

No – the Cambridge special meeting will not convene in person and will only be held remotely via the webcast. Whether or not you intend to virtually attend the Cambridge special meeting, you are urged to sign, date and return your proxy card, or to vote via the Internet or by telephone promptly. If you subsequently choose to virtually attend the Cambridge special meeting and wish to vote your shares at the Cambridge special meeting, your original proxy may be revoked by voting by ballot at the Cambridge special meeting.

Q.	May a Cambridge shareholder change its vote after submitting a proxy?

A.

Yes. A Cambridge shareholder may change one or more votes at any time before the Cambridge shareholder’s proxy is voted at the Cambridge special meeting. A proxy may be revoked by executing and timely submitting a later-dated proxy card, or by virtually attending the Cambridge special meeting and voting remotely at the meeting. A Cambridge shareholder executing a Cambridge proxy card may also revoke the proxy at any time before it is voted by giving written notice revoking the proxy to Cambridge’s Corporate Secretary, by timely filing another Cambridge proxy card bearing a later date or by virtually attending the Cambridge special meeting and voting virtually at the meeting. Virtually attending the Cambridge special meeting will not automatically revoke a Cambridge shareholder’s prior submission of a proxy (by Internet, telephone or in writing). All written notices of revocation or other communications with respect to revocation of proxies should be addressed to:

Cambridge Bancorp

Attention: Corporate Secretary

1336 Massachusetts Avenue

Cambridge, Massachusetts 02138

Participants in the Cambridge ESOP may revoke their instructions to the trustees of the Cambridge ESOP with respect to voting of the shares of Cambridge common stock held in their Cambridge ESOP account by submitting to the trustees of the Cambridge ESOP a signed instruction card bearing a later date, but such new instruction card must be received by the trustees of the Cambridge ESOP on or prior to the last date for submission of such instructions with respect to the Cambridge special meeting designated in the separate voting instructions provided by the trustees of the Cambridge ESOP.

Q.	What should Cambridge shareholders do if they receive more than one set of voting materials?

A.

Cambridge shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Cambridge common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold these shares. If you are a holder of record of Cambridge common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Cambridge common stock and Eastern common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Cambridge common stock and/or Eastern common stock that you own.

Q.	What do Cambridge’s shareholders need to do now?

A.

After carefully reading and considering the information contained in this joint proxy statement/prospectus, Cambridge’s shareholders are requested to complete and return their proxies as soon as possible. The Cambridge proxy card will instruct the persons named on the Cambridge proxy card to vote the Cambridge shareholder’s shares of Cambridge common stock at the Cambridge special meeting as the shareholder directs. If a Cambridge shareholder signs, dates and sends in a Cambridge proxy card and does not indicate how the shareholder wishes to vote, the proxy will be voted “FOR” all of the Cambridge special meeting proposals.

Q.	If I am a Cambridge shareholder, who can help answer my questions?

A.

If you have any questions about the merger or the Cambridge special meeting, or if you need additional copies of this joint proxy statement/prospectus or the enclosed Cambridge proxy card, you should contact Cambridge’s proxy solicitor at the following address or phone number:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

844-984-3713 (toll free)

CATC@allianceadvisors.com

Questions and Answers About the Special Meeting of Eastern Shareholders

Q.	When and where will Eastern’s shareholders meet?

A.

The Eastern special meeting will be held virtually via webcast on February 28, 2024 at 2:00 p.m., Eastern Time. You may register for the virtual meeting at www.proxydocs.com/EBC. Even if you plan to virtually attend the Eastern special meeting, Eastern recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.

Q.	What matters are Eastern’s shareholders being asked to approve at the Eastern special meeting pursuant to this joint proxy statement/prospectus?

A.	At the Eastern special meeting, Eastern shareholders will be asked to consider and vote on the following proposals:

•	Eastern Proposal 1: The Eastern Share Issuance Proposal; and

•	Eastern Proposal 2: The Eastern Adjournment Proposal.

In order to complete the merger, among other things, Eastern shareholders must approve the Eastern Share Issuance Proposal. The approval of the Eastern Adjournment Proposal is not a condition to the obligations of Eastern or Cambridge to complete the merger.

Q.	What does Eastern’s board of directors recommend with respect to the two proposals?

A.	The Eastern board of directors unanimously recommends that you vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal.

Q.	Who is eligible to vote at the Eastern special meeting of shareholders?

A.

Only holders of record of Eastern common stock at the close of business on Monday, January 8, 2024, which is the record date for the Eastern special meeting of shareholders, are entitled to vote at the Eastern special meeting.

Q.	How many votes must be represented virtually in real time or by proxy at the Eastern special meeting to have a quorum?

A.

The holders of a majority of the shares of Eastern common stock outstanding and entitled to vote at the Eastern special meeting, present virtually at the Eastern special meeting in real time or represented by proxy, will constitute a quorum at the Eastern special meeting.

Q.	What vote by Eastern’s shareholders is required to approve the Eastern special meeting proposals?

A.

Eastern Proposal 1: Eastern Share Issuance Proposal. Approval of the Eastern Share Issuance Proposal requires the affirmative vote of a majority of votes cast by Eastern shareholders at the Eastern special meeting. Accordingly, assuming a quorum is present at the Eastern special meeting, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the Eastern Share Issuance Proposal.

Eastern Proposal 2: Eastern Adjournment Proposal. Approval of the Eastern Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Eastern shareholders at the Eastern special meeting. Accordingly, assuming a quorum is present at the Eastern special meeting, an abstention or a broker non-vote or other failure to vote will have no effect on the outcome of the Eastern Adjournment Proposal.

Q.	Are any Eastern shareholders already committed to vote in favor of any of the Eastern special meeting proposals?

A.	No, none of Eastern’s shareholders have committed to vote any their shares of Eastern common stock in favor of any of the Eastern special meeting proposals.

Q.	How may Eastern’s shareholders vote their shares for the Eastern special meeting proposals presented in this joint proxy statement/prospectus prior to the special meeting?

A.

Shares Held of Record: If you are a shareholder of record of Eastern common stock as of the Eastern record date, you may submit your proxy before the Eastern special meeting in one of the following ways:

•	by signing the enclosed proxy card and mailing it in the enclosed, prepaid and addressed envelope;

•	by calling the toll-free number indicated on the accompanying proxy card and following the instructions; or

•	by accessing the web page indicated on the accompanying proxy card and following the on-screen instructions.

Proxies submitted by mail must be received before the start of the Eastern special meeting, or by 1:59 p.m., Eastern Time, on February 28, 2024. Proxies submitted by telephone or through the Internet must be received by the time the polls are closed at the Eastern special meeting on February 28, 2024.

Shares Held in Brokerage Accounts: If you hold your shares of Eastern common stock in street name (that is, you hold your shares of Eastern common stock through a broker, bank or other holder of record), your bank, broker or other holder of record will forward proxy materials and voting instructions that you must follow in order to vote your shares of Eastern common stock. You may receive more than one proxy card if your shares of Eastern common stock are registered in different names or are held in more than one account. A broker, bank or other holder of record will not be able to vote your shares at the Eastern special meeting without first receiving instructions from you on how to vote.

Shares Held in the Eastern 401(k) Plan and ESOP. If you are a participant in Eastern’s 401(k) Plan or ESOP and indirectly hold shares of Eastern common stock through the Eastern 401(k) Plan or ESOP, the trustee or administrator votes shares of Eastern common stock held by the plan. However, you may direct the trustee or administrator on how to vote the shares of Eastern common stock allocated to your plan account. To do so, your voting instructions must be received by no later than February 23, 2024. If you do not provide instructions by that date, the respective plan trustees or administrators will vote your shares in accordance with the terms of the respective plans. Please note that plan participants must provide voting instructions by the specified deadline (February 23, 2024), which is earlier than the voting deadline for shareholders of record.

Q.	Can I attend the Eastern special meeting and vote my shares in person?

A.

No – the Eastern special meeting will not convene in person and will only be held remotely via the webcast. Whether or not you intend to virtually attend the Eastern special meeting, you are urged to sign, date and return your proxy card, or to vote via the Internet or by telephone promptly. If you subsequently choose to virtually attend the Eastern special meeting and wish to vote your shares at the Eastern special meeting, your original proxy may be revoked by voting by ballot at the Eastern special meeting.

Additional information on attending the Eastern special meeting can be found under the section titled “The Special Meeting of Eastern Shareholders—Attending the Eastern Special Meeting” on page 52 of this joint proxy statement/prospectus.

Q.	May an Eastern shareholder change its vote after submitting a proxy?

A.

Yes. An Eastern shareholder may change one or more votes at any time before the Eastern shareholder’s proxy is voted at the Eastern special meeting. A proxy may be revoked by executing a later-dated proxy card or by virtually attending the Eastern special meeting and voting remotely at the meeting. An Eastern shareholder executing an Eastern proxy card may also revoke the proxy at any time before it is voted by giving written notice revoking the proxy to Eastern’s General Counsel and Corporate Secretary, by subsequently filing another Eastern proxy card bearing a later date or by virtually attending the Eastern special meeting and voting remotely at the meeting. Virtually attending the Eastern special meeting will not automatically revoke an Eastern shareholder’s prior submission of a proxy (by Internet, telephone or in writing). All written notices of revocation or other communications with respect to revocation of proxies should be addressed to:

c/o Corporate Secretary, Eastern Bankshares, Inc.

265 Franklin Street

Boston, Massachusetts 02110

Participants in the Eastern 401(k) Plan may revoke their instructions to the Eastern 401(k) Plan administrator with respect to voting of the shares of Eastern common stock held in their Eastern 401(k) Plan account by submitting to the Eastern 401(k) Plan administrator a signed instruction card bearing a later date, provided that such new instruction card must be received by the Eastern 401(k) Plan administrator on or prior to the last date for submission of such instructions with respect to the Eastern special meeting designated in the separate voting instructions provided by the Eastern 401(k) Plan administrator.

Participants in the Eastern ESOP may revoke their instructions to the Eastern ESOP trustee with respect to voting of the shares of Eastern common stock held in their Eastern ESOP account by submitting to the Eastern ESOP trustee a signed instruction card bearing a later date, provided that such new instruction card must be received by the Eastern ESOP trustee on or prior to the last date for submission of such instructions with respect to the Eastern special meeting designated in the separate voting instructions provided by the Eastern ESOP trustee.

Q.	What should Eastern shareholders do if they receive more than one set of voting materials?

A.

Eastern shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Eastern common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold these shares. If you are a holder of record of Eastern common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Cambridge common stock and Eastern common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Cambridge common stock and/or Eastern common stock that you own.

Q.	What do Eastern shareholders need to do now?

A.

After carefully reading and considering the information contained in this joint proxy statement/prospectus, Eastern’s shareholders are requested to complete and return their respective proxies as soon as possible.

The Eastern proxy card will instruct the persons named on the Eastern proxy card to vote the Eastern shareholder’s shares of Eastern common stock at the Eastern special meeting as the shareholder directs. If an Eastern shareholder signs, dates and sends in an Eastern proxy card and does not indicate how the shareholder wishes to vote, the proxy will be voted “FOR” both of the Eastern special meeting proposals.

Q.	If I am an Eastern shareholder, who can help answer my questions?

A.

Additional copies of this joint proxy statement/prospectus or the enclosed Eastern proxy card can be requested at www.proxydocs/EBC/. If you have questions about the merger or the Eastern special meeting, please contact Eastern’s Investor Relations team:

Eastern Bank Investor Relations

265 Franklin Street

Boston, Massachusetts 02110

(781) 598-7920

InvestorRelations@easternbank.com

SUMMARY

The following summary explains material information in this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read this entire document and all other documents to which this document refers to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus. Most items in this summary include a page reference directing you to a more complete description of those items.

Unless the context otherwise requires, throughout this document, “Eastern” refers to Eastern Bankshares, Inc., “Cambridge” refers to Cambridge Bancorp, “Eastern Bank” refers to Eastern Bank, and “Cambridge Trust” refers to Cambridge Trust Company; and “we,” “us” and “our” refers to Eastern and Cambridge. Please refer to the section of this joint proxy statement/prospectus titled “Defined Terms” for additional defined terms.

Information About the Companies (see page 134)

Eastern

Eastern is a Massachusetts chartered bank holding company headquartered in Boston, Massachusetts that was incorporated under Massachusetts law in 2020. Eastern is the sole shareholder of Eastern Bank, a Massachusetts-chartered bank, founded in 1818. Through its subsidiary, Eastern Bank, Eastern offers a variety of banking services, trust and investment services through its full-service bank branches, located primarily in eastern Massachusetts and southern and coastal New Hampshire.

At September 30, 2023, Eastern had total consolidated assets of approximately $21.1 billion, net loans of approximately $13.7 billion, total deposits of approximately $17.4 billion, and total shareholders’ equity of approximately $2.4 billion. See “Recent Developments” on page 34 of this joint proxy statement/prospectus for a description of Eastern’s sale on October 31, 2023 of the assets of Eastern Insurance Group LLC.

Eastern’s principal executive office is located at 265 Franklin Street, Boston, Massachusetts 02110, and its telephone number is (800) 327-8376.

Cambridge

Cambridge is a Massachusetts corporation and a bank holding company headquartered in Cambridge, Massachusetts that was incorporated under Massachusetts law in 1983. Cambridge is the sole shareholder of Cambridge Trust, a Massachusetts trust company chartered in 1890, which is a commercial bank. Through its subsidiary, Cambridge Trust, Cambridge offers a full range of wealth management, commercial banking, and personal banking services.

At September 30, 2023, Cambridge had total consolidated assets of approximately $5.5 billion, net loans of approximately $4.0 billion, total deposits of approximately $4.6 billion, and total shareholders’ equity of approximately $526.0 million.

Cambridge’s principal executive office is located at 1336 Massachusetts Avenue, Cambridge, Massachusetts 02138, and its telephone number is (617) 876-5500.

Merger Sub

Merger Sub, a direct, wholly owned subsidiary of Eastern, is a Massachusetts corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Cambridge, with Cambridge surviving as a direct, wholly owned subsidiary of Eastern and the separate corporate existence of Merger Sub will cease.

Its principal executive office is located at c/o Eastern Bankshares, Inc., 265 Franklin Street, Boston, Massachusetts 02110, and its telephone number is (800) 327-8376.

The Merger and the Merger Agreement (see pages 56 and 110)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the Effective Time, Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity. As soon as reasonably practicable following the merger, the holdco merger will occur in which Cambridge will merge with and into Eastern, with Eastern as the surviving entity. Following the holdco merger, at a time selected by Eastern, the bank merger will occur in which Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving bank. Following the merger, Cambridge’s common stock will be delisted from NASDAQ, deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (see page 111)

Each share of Cambridge common stock issued and outstanding immediately prior to the Effective Time, except for certain shares owned by Eastern or Cambridge, will be converted into the right to receive 4.956 shares of Eastern common stock plus cash in lieu of any fractional shares of Eastern common stock they would have otherwise received in the merger. Cambridge shareholders who would otherwise be entitled to a fraction of a share of Eastern common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the volume-weighted average trading price per share of Eastern common stock for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date.

Eastern common stock is listed on NASDAQ under the symbol “EBC,” and Cambridge common stock is listed on NASDAQ under the symbol “CATC.” The following table shows the closing sale prices of Eastern common stock and Cambridge common stock as reported on NASDAQ on September 18, 2023, the last trading day before the public announcement of the merger agreement, and on January 12, 2024, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the Merger Consideration to be issued in exchange for each share of Cambridge common stock, which was calculated by multiplying the closing price of Eastern common stock on those dates by the exchange ratio of 4.956.

Date	Eastern Common Stock	Cambridge Common Stock	Implied Value of One Share of Cambridge Common Stock
September 18, 2023	$13.41	$49.93	$66.46
January 12, 2024	$13.87	$67.40	$68.74

For more information on the exchange ratio, see the section titled “The Merger—Terms of the Merger” beginning on page 56 and “The Merger Agreement—Merger Consideration” beginning on page 111 of this joint proxy statement/prospectus.

Treatment of Cambridge Equity Awards (see page 111)

The merger agreement provides that Cambridge equity awards that are outstanding immediately prior to the Effective Time will be treated as follows:

Cambridge RSUs. As of the Effective Time, each Cambridge RSU that is then-outstanding will be assumed by Eastern and converted into an Eastern RSU, with the number of shares of Eastern common stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective

Time, multiplied by (ii) the exchange ratio. Eastern RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of an Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of Eastern RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Eastern common stock on each dividend record date from the grant date to such vesting date.

Cambridge PRSUs. As of the Effective Time, each Cambridge PRSU that is then-outstanding will be assumed by Eastern and converted into an Eastern PRSU, with the number of shares of Eastern common stock subject to such Eastern PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time.

To the extent not settled prior to the Effective Time, the Cambridge PRSUs granted in 2021 will be settled as soon as practicable following the Effective Time based upon Cambridge’s actual performance through December 31, 2023.

For the Cambridge PRSUs granted in 2022 or 2023, as soon as practicable after the Effective Time, Eastern will offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Eastern PRSU the opportunity to exchange such Eastern PRSU for a Eastern RSU either (i) with respect to a number of shares of Eastern common stock equal to the number of shares of Eastern common stock subject to such Eastern PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) same settlement date as the Eastern PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Eastern common stock determined based on measurement of actual performance determined as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time, except that such Eastern RSU is solely subject to future time-based vesting, (2) the same settlement date as the Eastern PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Cambridge common stock on each dividend record date from the grant date through the Effective Time).

Cambridge RSAs. As of the Effective Time, each Cambridge RSA that is then-outstanding will be assumed and converted into an Eastern RSA, with the number of restricted shares of Eastern common stock subject to such Eastern RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

See the section titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a more complete description of the treatment of Cambridge equity awards in the merger and information regarding the outstanding Cambridge equity awards held by certain executive officers that are eligible to be converted as of the Effective Time.

Cambridge’s Reasons for the Merger (see page 67)

The board of directors of Cambridge has unanimously determined that the merger agreement and the merger are in the best interests of Cambridge and its shareholders. Accordingly, the board of directors of Cambridge adopted and approved the merger agreement. The Cambridge board of directors unanimously recommends that Cambridge’s shareholders vote “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal. For a more detailed discussion of the Cambridge board of directors’ recommendation, see “The Merger—Cambridge’s Reasons for the Merger” beginning on page 67 of this joint proxy statement/prospectus.

Opinion of Cambridge’s Financial Advisor (see pages 69 and B-1)

In connection with the merger, BofA Securities, Inc. (“BofA Securities”), Cambridge’s financial advisor, delivered to Cambridge’s board of directors a written opinion, dated September 19, 2023, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the holders of Cambridge common stock. The full text of the written opinion, dated September 19, 2023, of BofA Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this document and is incorporated by reference herein in its entirety. BofA Securities provided its opinion to Cambridge’s board of directors (in its capacity as such) for the benefit and use of Cambridge’s board of directors in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Securities’ opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Cambridge or in which Cambridge might engage or as to the underlying business decision of Cambridge to proceed with or effect the merger. BofA Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger or any related matter.

Interests of Cambridge’s Executive Officers and Directors in the Merger (see page 94)

In considering the recommendation of the board of directors of Cambridge to vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, Cambridge’s shareholders should be aware that certain executive officers and directors of Cambridge have interests in the merger that are different from, or in addition to, the interests of Cambridge’s other shareholders generally. These interests include (i) assumption and conversion of Cambridge equity awards into Eastern equity awards; (ii) rights of certain executive officers under their existing Cambridge employment and change in control agreements; (iii) rights of certain executive officers under offer letters, severance benefits agreements and change in control agreements with Eastern Bank executed in connection with the merger agreement; (iv) rights under the Cambridge ESOP; (v) prorated retainer payable to members of the board of directors of Cambridge; and (vi) rights to continued indemnification and insurance coverage by Eastern after the merger for acts and omissions occurring before the merger. In addition, upon the completion of the merger, Mr. Sheahan will become an Eastern director and Chief Executive Officer, reporting to Robert Rivers, who will be Executive Chair and the principal executive officer of the combined company, and three additional Cambridge directors selected by Eastern in consultation with Cambridge will become members of the board of directors of Eastern and Eastern Bank following the closing. The board of directors of Cambridge was aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.

See the section titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a more complete description of these interests.

Special Meeting of Cambridge’s Shareholders; Vote Required (see page 45)

The Cambridge special meeting will be held virtually at http://www.viewproxy.com/CambridgeBancorp/2024 on February 28, 2024, at 10:00 a.m., Eastern Time. At the Cambridge special meeting, Cambridge shareholders will be asked to vote on the following matters:

•	the Cambridge Merger Proposal;

•	the Cambridge Compensation Proposal; and

•	the Cambridge Adjournment Proposal.

You may vote at the Cambridge special meeting if you owned shares of Cambridge common stock at the close of business on Monday, January 8, 2024. As of Monday, January 8, 2024, there were 7,845,452 shares of Cambridge common stock outstanding, of which approximately 4.3% were owned and entitled to be voted by Cambridge directors and executive officers and their affiliates. Each of Cambridge’s directors and executive officers who individually or jointly owns shares of Cambridge common stock, acting solely in his or her capacity as a shareholder, has agreed to vote all of his or her Cambridge common stock in favor of the Cambridge Merger Proposal.

The Cambridge Merger Proposal will be approved if the holders of at least two-thirds of the shares of Cambridge common stock outstanding and entitled to vote on the matter at the Cambridge special meeting are voted in favor of such proposal. The Cambridge Compensation Proposal and the Cambridge Adjournment Proposal will be approved if a majority of the votes cast by Cambridge shareholders at the Cambridge special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cambridge special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cambridge Merger Proposal, it will have the same effect as a vote “AGAINST” the Cambridge Merger Proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Cambridge special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cambridge Compensation Proposal or the Cambridge Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Cambridge Compensation Proposal or the Cambridge Adjournment Proposal, as applicable, and it will have no effect on the applicable proposal.

Recommendation of Cambridge’s Board of Directors (see pages 44 and 67)

Cambridge’s board of directors has unanimously determined that the merger, the merger agreement and any related agreements to be entered into pursuant to the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Cambridge and its shareholders and, accordingly, unanimously recommends that Cambridge’s shareholders vote “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal.

Cambridge’s Directors and Executive Officers Have Agreed to Vote in Favor of the Merger Agreement (see page 19)

On the record date of Monday, January 8, 2024, Cambridge’s directors and executive officers individually or jointly owned an aggregate of 336,347 shares, or approximately 4.3% of the outstanding shares of Cambridge common stock. Each of these directors and executive officers has agreed with Eastern to vote his or her shares of Cambridge common stock in favor of the merger agreement and the transactions it contemplates.

Non-Solicitation (see page 124)

Cambridge has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. Cambridge may respond to unsolicited proposals in certain circumstances if required by Cambridge’s board of directors’ fiduciary duties. Cambridge must promptly notify Eastern if it receives any acquisition proposals.

Eastern’s Reasons for the Merger and Issuance of Shares of Eastern Common Stock (see page 79)

The Eastern board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement (including the mergers and the Eastern share issuance) are advisable and fair to and in the best interests of Eastern and its shareholders and has unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement (including the mergers and the Eastern share issuance). The Eastern board of directors unanimously recommends that Eastern shareholders vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal.

In reaching this decision, the Eastern board of directors considered, among other factors, Eastern and Cambridge’s respective businesses, operations, financial condition, asset quality, earnings and prospects, including the then anticipated increase in Eastern’s tangible book value as a result of the sale of Eastern Insurance; Eastern’s strategic rationale for the merger, which Eastern anticipates, based upon data as of June 30, 2023, will create a combined banking franchise with approximately $27 billion in total assets and the largest bank-owned independent investment advisor in Massachusetts, and further solidify Eastern as the largest Boston-based community bank by deposits based on deposit data as of June 30, 2023; and the benefits and opportunities Cambridge will bring to Eastern, including the fact that Eastern expects the merger will increase significantly the amount of assets under management for Eastern’s wealth management unit and that the merger will add a private banking division, two areas that Eastern believes present attractive growth opportunities. For a more detailed discussion of the material factors considered by the Eastern board of directors, see “The Merger—Eastern’s Reasons for the Merger” beginning on page 79 of this joint proxy statement/prospectus.

Opinion of Eastern’s Financial Advisor (see pages 81 and C-1)

Pursuant to an engagement letter, Eastern retained J.P. Morgan Securities LLC (referred to in this joint proxy statement/prospectus as “J.P. Morgan”) as its financial advisor in connection with the proposed mergers.

At the meeting of the Eastern board of directors on September 19, 2023, J.P. Morgan rendered its oral opinion, subsequently confirmed in J.P. Morgan’s written opinion dated as of September 19, 2023, to the Eastern board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Eastern.

The full text of the written opinion of J.P. Morgan, dated as of September 19, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of Eastern common stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Eastern board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers to the holders of any class of securities, creditors or other constituencies of Eastern or as to the underlying decision by Eastern to engage in the proposed mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Eastern as to how such stockholder should vote with respect to the proposed mergers or any other matter.

For more information, see “The Merger—Opinion of Eastern’s Financial Advisor” beginning on page 81 and Annex C to this joint proxy statement/prospectus.

Special Meeting of Eastern’s Shareholders; Vote Required (see page 52)

The Eastern special meeting will be held virtually via webcast on February 28, 2024 at 2:00 p.m., Eastern Time. You may register for the virtual meeting at www.proxydocs.com/EBC. At the Eastern special meeting, Eastern shareholders will be asked to vote on the following matters:

•	the Eastern Share Issuance Proposal; and

•	the Eastern Adjournment Proposal.

You may vote at the Eastern special meeting if you owned shares of Eastern common stock at the close of business on Monday, January 8, 2024. As of Monday, January 8, 2024, there were 174,508,659 shares of Eastern common stock outstanding, of which approximately 1.09% were owned and entitled to be voted by Eastern directors and executive officers and their affiliates. We currently expect that Eastern’s directors and executive officers will vote their shares in favor of the Eastern Share Issuance Proposal, although none of them has entered into any agreement obligating them to do so.

The Eastern Share Issuance Proposal and the Eastern Adjournment Proposal will each be approved if a majority of the votes cast at the Eastern special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Eastern special meeting or fail to instruct your bank or broker how to vote with respect to the Eastern Share Issuance Proposal or the Eastern Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Eastern Share Issuance Proposal or the Eastern Adjournment Proposal, as applicable, and it will have no effect on the applicable proposal.

Recommendation of Eastern’s Board of Directors (see pages 51 and 79)

Eastern’s board of directors has unanimously determined that the merger agreement and the merger are advisable to Eastern and its shareholders and, accordingly, unanimously recommends that Eastern’s shareholders vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal.

Expected Timing of the Merger

Eastern and Cambridge anticipate that all regulatory approvals will be received during the first quarter of 2024, and assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024. However, neither Eastern nor Cambridge can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Cambridge must first obtain the approval of Cambridge shareholders for the Cambridge Merger Proposal, and Eastern must obtain approval of Eastern shareholders for the Eastern Share Issuance Proposal. Eastern and Cambridge must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Conditions to Complete the Merger (see page 126)

Each of Eastern’s and Cambridge’s obligations to complete the merger is subject to the satisfaction or waiver to the extent legally permitted of a number of mutual conditions, including:

•

the requisite Eastern vote and the requisite Cambridge vote having been obtained. See “The Merger Agreement—Shareholder Approval; Board Recommendations” beginning on page 123 of this joint proxy statement/prospectus for additional information regarding the “requisite Eastern vote” and the “requisite Cambridge vote”;

•

the receipt of all regulatory approvals, waivers, and consents (none of which shall contain a burdensome condition, as defined in the merger agreement), and the expiration of all statutory waiting periods required to complete the merger;

•

the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement with respect to the Eastern common stock to be issued in the merger under the Securities Act of 1933, as amended (which we refer to as the Securities Act), and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the listing of the shares of Eastern common stock issuable pursuant to the merger on NASDAQ, subject to official notice of issuance.

Each of Eastern’s and Cambridge’s obligations to complete the merger is also separately subject to the satisfaction or waiver (except for the condition set forth in the first bullet below, which may not be waived in any circumstance) of a number of conditions, including:

•	the receipt by the party of a legal opinion from its counsel with respect to certain U.S. federal income tax consequences of the merger;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect).

Termination of the Merger Agreement (see page 127)

Eastern and Cambridge may mutually agree at any time to terminate the merger agreement without completing the merger, even if Cambridge shareholders have approved the merger and Eastern shareholders have approved the Eastern Share Issuance Proposal. Also the merger agreement can be terminated in the following circumstances:

•

by either Eastern or Cambridge if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the holdco merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the holdco merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either Eastern or Cambridge if the merger has not been completed on or before September 19, 2024 (the “end date”), unless the failure of the merger to be completed by such date is due to a material break of the merger agreement by the party seeking to terminate the merger agreement;

•

by either Eastern or Cambridge (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Cambridge, in the case of a termination by Eastern, or Eastern or Merger Sub, in the case of a termination by Cambridge, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the end date);

•

by Cambridge, if prior to the approval by Eastern shareholders of the Eastern Share Issuance Proposal, (i) Eastern or the Eastern board of directors (a) withholds, withdraws, modifies or qualifies the Eastern recommendation in a manner adverse to Cambridge, (b) fails to make the Eastern board recommendation in this joint proxy statement/prospectus, (c) adopts, approves, recommends or endorses an acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an acquisition proposal, (d) fails to publicly and without qualification (1) recommend against any acquisition proposal for Eastern or (2) reaffirm the Eastern board recommendation, in each case within ten Business Days (or such fewer number of days as remains prior to the Eastern special meeting) after an acquisition proposal for Eastern is made public or any request by Cambridge, or (ii) Eastern or the Eastern board of directors breaches in any material respect its obligations relating to shareholder approval and the Eastern board recommendation, see “The Merger Agreement—Shareholder Approval; Board Recommendations” beginning on page 123 of this joint proxy statement/prospectus for additional information regarding the “recommendation change”;

•

by Eastern, if prior to the approval by Eastern shareholders of the Eastern Share Issuance Proposal, (i) Cambridge or the Cambridge board of directors (a) withholds, withdraws, modifies or qualifies the Cambridge recommendation in a manner adverse to Eastern, (b) fails to make the Cambridge board recommendation in this joint proxy statement/prospectus, (c) adopts, approves, recommends or endorses an acquisition proposal or publicly announces an intention to adopt, approve, recommend or endorse an acquisition proposal, (d) fails to publicly and without qualification (1) recommend against any acquisition proposal for Cambridge or (2) reaffirm the Cambridge board recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Cambridge special meeting) after an acquisition proposal for Cambridge is made public or any request by Eastern, or (ii) Cambridge or the Cambridge board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Cambridge board recommendation, see “The Merger Agreement—Shareholder Approval; Board Recommendations” beginning on page 123 of this joint proxy statement/prospectus for additional information regarding the “recommendation change”;

•

by either Cambridge or Eastern (provided Eastern is not in material breach of its obligations related to shareholder approval and the Eastern board recommendation), if the approval of the Eastern Share Issuance Proposal is not obtained because of the failure to obtain the requisite Eastern vote; or

•

by either Eastern or Cambridge (provided Cambridge is not in material breach of its obligations related to shareholder approval and the Cambridge board recommendation), if the approval of the Cambridge Merger Proposal is not obtained because of the failure to obtain the requisite Cambridge vote.

Neither Eastern nor Cambridge is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Eastern common stock or Cambridge common stock.

Termination Fees (see page 128)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of Eastern’s or Cambridge’s respective boards, Eastern or Cambridge may be required to pay a termination fee to the other equal to $21.0 million.

Regulatory Approvals Required to Complete the Merger (see page 105)

Completion of the merger contemplated by the merger agreement is subject to regulatory approvals and/or waivers from the Board of Governors of the Federal Reserve System (which we refer to in this joint proxy statement/prospectus as the Federal Reserve Board), the Federal Deposit Insurance Corporation (which we refer to in this joint proxy statement/prospectus as the FDIC), the Massachusetts Commissioner of Banks, the Massachusetts Board of Bank Incorporation, and the New Hampshire Banking Department. Additional regulatory submissions may be made to other regulatory agencies including, but not limited to, the Massachusetts Housing Partnership Fund. Eastern and Cambridge have filed all of the required applications and notices with regulatory authorities. Although Eastern and Cambridge cannot assure you that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals, Eastern believes as of the date of this joint proxy statement/prospectus, that all required approvals will be received during the first quarter of 2024 and none of the approvals will impose a burdensome condition.

Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger (see page 131)

The merger and the holdco merger, taken together, are intended to qualify, and the obligations of the parties to complete the merger are conditioned upon the receipt of a legal opinion from their respective counsel to the effect that the merger and the holdco merger, taken together, will qualify, as a reorganization within the meaning of Section 368 of the Code. Cambridge’s shareholders generally will not recognize gain or loss with respect to the Eastern common stock that they receive in the merger, except with respect to any cash they receive in lieu of receiving a fractional share of Eastern common stock.

This tax treatment may not apply to all of Cambridge’s shareholders. Determining the actual tax consequences of the merger and the holdco merger to Cambridge shareholders can be complicated and will depend upon their particular circumstances. Cambridge’s shareholders should consult their own tax advisers for a full understanding of the mergers’ tax consequences that are particular to each Cambridge shareholder.

To review the tax consequences of the merger and the holdco merger to Cambridge’s shareholders in greater detail, please see the section “Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger” beginning on page 131 of this joint proxy statement/prospectus.

Rights of Eastern Shareholders Differ from Those of Cambridge Shareholders (see page 138)

When the merger is completed, Cambridge shareholders will receive Eastern common stock as consideration in the merger and become Eastern shareholders. The rights of Eastern shareholders differ from the rights of Cambridge shareholders in important ways. Many of these differences relate to provisions in Eastern’s articles of organization and bylaws that differ from those of Cambridge. See “Comparison of Rights of Shareholders of Eastern and Shareholders of Cambridge” beginning on page 138 of this joint proxy statement/prospectus for a summary of the material differences between the respective rights of Cambridge and Eastern shareholders.

Listing of Eastern Common Stock; Delisting and Deregistration of Cambridge Common Stock (see page 24)

The shares of Eastern common stock to be issued in the merger will be listed for trading on the NASDAQ. Following the merger, shares of Eastern common stock will continue to be traded on the NASDAQ. In addition, following the merger, Cambridge common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

Accounting Treatment (see page 24)

The merger will be accounted for as an acquisition of Cambridge by Eastern under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). The final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 35 and “Risk Factors—The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and the actual purchase price as well as the actual financial condition and results of operations of Eastern after the merger may differ materially” on page 30 of this joint proxy statement/prospectus.

Dissenters’ Rights of Appraisal (see page 25)

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares in cash as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the Massachusetts Business Corporation Act, as amended (the “MBCA”). Under the provisions of the MBCA, neither Cambridge shareholders nor Eastern shareholders are entitled to dissenters’ rights in the merger.

Litigation Related to the Merger (page 25)

Since the initial filing on November 13, 2023 of the registration statement of which this joint proxy statement/prospectus is a part, Eastern has received demand letters (the “Demand Letters”) from four purported Eastern shareholders alleging that the registration statement omits material information in violation of federal securities laws. The shareholders have demanded disclosure of certain additional information, including additional information pertaining to financial projections for each of Eastern and Cambridge, additional information used in J.P. Morgan’s analysis and opinion, and the background of Eastern’s arrangements with the Cambridge executive officers identified in the section of this joint proxy statement/prospectus titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus.

Eastern believes that the allegations in the Demand Letters are meritless and no additional disclosure is required in this joint proxy statement/prospectus. However, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the merger, Eastern and Cambridge have voluntarily made additional disclosures in this joint proxy statement/prospectus (the “Supplemental Disclosures”). Eastern and the Eastern board of directors deny any liability or wrongdoing in connection with this joint proxy statement/prospectus, and nothing in this joint proxy statement/prospectus should be construed as an admission of the legal necessity or materiality under applicable laws of any Supplemental Disclosures. Please see the section of this joint proxy statement/prospectus titled “Risk Factors—Since the filing of this joint proxy statement/prospectus, Eastern and the Eastern board of directors have received four Demand Letters from certain Eastern shareholders, which could result in litigation related to the merger being filed against Eastern, the Eastern board of directors and/or Cambridge and the Cambridge board of directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Eastern and Cambridge” on page 25 of this joint proxy statement/prospectus for more information.

Risk Factors (see page 28)

In evaluating the merger agreement, the merger or Eastern’s issuance of shares in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section titled “Risk Factors” beginning on page 28 of this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, and business prospects of Eastern, Cambridge and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for forward-looking terminology such as “should,” “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms.

The forward-looking statements involve certain assumptions, risks, and uncertainties. In particular, the ability of either Eastern or Cambridge to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. You are therefore cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. Some of the factors that may cause actual results, including results of operations, to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed elsewhere in this joint proxy statement/prospectus under “Risk Factors”, as well as the following:

•	those risks and uncertainties Eastern discusses or identifies in its public filings with the SEC;

•	those risks and uncertainties Cambridge discusses or identifies in its public filings with the SEC;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the risk that Cambridge’s shareholders may not approve the Cambridge Merger Proposal;

•	the risk that Eastern’s shareholders may not approve the Eastern Share Issuance Proposal;

•	the risk that the necessary regulatory approvals may not be obtained, may be delayed, or may be obtained subject to conditions that are not anticipated;

•	delays in closing the merger or other risks that any of the closing conditions to the merger may not be satisfied in a timely manner or at all;

•	the diversion of management’s time from existing business operations due to time spent related to the merger or integration efforts;

•	deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected;

•	the risk that the businesses of Eastern and Cambridge will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue and other synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenues following the merger may be lower than expected;

•	expenses related to the merger and costs following the merger may be higher than expected;

•	competitive pressure among financial services companies may increase significantly;

•

general economic or business conditions, either nationally, regionally, or in the markets in which Eastern and Cambridge do business, may be affected by unexpected material adverse changes or be less favorable than expected;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	deterioration in the credit markets may adversely impact either company or its business;

•	legislation or regulatory environments, requirements or changes, including changes in accounting methods, may adversely affect businesses in which either company is engaged;

•	potential litigation in connection with the merger and litigation liabilities, including costs, expenses, settlements and judgments, that may adversely affect either company or its businesses; and

•	other factors that may affect future results of Eastern and Cambridge.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Eastern and Cambridge claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Except as required by applicable law, neither Eastern nor Cambridge undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Eastern and Cambridge have filed with the SEC as described under “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus.

We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” Cambridge shareholders and Eastern shareholders should carefully consider the following risks before deciding whether to vote for approval of the merger agreement. In addition, Cambridge shareholders should read and consider the risks associated with the business of Eastern because these risks will relate to the combined company. Certain of these risks with respect to the business of Eastern can be found in Eastern’s annual report on Form 10-K for the fiscal year ended December 31, 2022 (and, together with Eastern’s recast consolidated financial statements for the year ended December 31, 2022 filed as an exhibit to Eastern’s Current Report on Form 8-K dated November 8, 2023, “Eastern’s 2022 10-K and Recast Disclosures”), and quarterly report on Form 10-Q for the quarter ended September 30, 2023, which reports are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152 and “Incorporation of Certain Documents by Reference” beginning on page 153 of this joint proxy statement/prospectus.

Risks Related to the Merger

Because the market price of Eastern common stock will fluctuate, Cambridge shareholders cannot be sure of the trading price of the Merger Consideration they will receive.

In the merger, each share of Cambridge common stock issued and outstanding immediately prior to the Effective Time, except for certain shares owned by Eastern or Cambridge, will be converted into the right to receive 4.956 shares of Eastern common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Eastern common stock or Cambridge common stock. Changes in the price of Eastern common stock between now and the time of the merger will affect the value that Cambridge shareholders will receive in the merger. Neither Eastern nor Cambridge is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Eastern common stock or Cambridge common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Cambridge’s and Eastern’s businesses, operations and prospects, the prices of securities in global financial markets, including market prices of Cambridge, Eastern and other banking companies and regulatory considerations, many of which are beyond Cambridge’s and Eastern’s control. Therefore, at the time of the Eastern special meeting and the Cambridge special meeting, Eastern shareholders and Cambridge shareholders will not know the market value of the consideration that Cambridge shareholders will receive at the Effective Time. You should obtain current market quotations for shares of Eastern common stock and for shares of Cambridge common stock.

The market price of Eastern common stock after the merger may be affected by factors different from those currently affecting the shares of Cambridge common stock or Eastern common stock.

In the merger, Cambridge shareholders will become Eastern shareholders. Eastern’s business differs from that of Cambridge. Accordingly, the results of operations of Eastern and the market price of Eastern common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Eastern and Cambridge. For a discussion of the businesses of Eastern and Cambridge and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus.

The fairness opinions rendered to the boards of directors of Cambridge and Eastern by the parties’ respective financial advisors prior to the signing of the merger agreement do not reflect changes in events or circumstances occurring after the respective dates of the opinions.

The opinions of BofA Securities, financial advisor to Cambridge, and of J.P. Morgan, financial advisor to Eastern, were each delivered on and dated September 19, 2023. Neither opinion reflects changes that may occur or may have occurred after the date on which it was delivered, including changes to the operations and prospects of Cambridge or Eastern, changes in general market and economic conditions or other changes. Any of these changes may alter the relative value of Cambridge or Eastern or the prices of shares of Cambridge common stock or Eastern common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the dates of the respective opinions. For a description of the opinion of Cambridge’s financial advisor, please see “The Merger—Opinion of Cambridge’s Financial Advisor.” For a description of the opinion of Eastern’s financial advisor, please see “The Merger—Opinion of Eastern’s Financial Advisor.”

Cambridge will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Cambridge and, consequently, on Eastern. These uncertainties may impair Cambridge’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Cambridge to seek to change existing business relationships with Cambridge. Retention of senior Cambridge employees who are not anticipated to have a role with the combined company may be challenging during the pendency of the merger, as prospective severance or retention payments may not provide a sufficient incentive for them to remain with Cambridge. If key employees depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with Eastern, Eastern’s business following the merger could be harmed. In addition, the merger agreement restricts Cambridge from taking certain actions without the consent of Eastern until the merger occurs. These restrictions may prevent Cambridge from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section titled “The Merger Agreement – Covenants and Agreements – Conduct of Business Prior to the Consummation of the Merger” on page 116 of this joint proxy statement/prospectus for a description of the restrictive covenants to which Cambridge is subject.

Eastern may fail to realize all of the anticipated benefits of the merger, particularly if the integration of Eastern’s and Cambridge’s businesses is more difficult than expected.

The success of the merger will depend, in part, on Eastern’s ability to successfully combine the businesses of Eastern and Cambridge. Eastern may fail to realize some or all of the anticipated benefits of the transaction if the integration process takes longer or is more costly than expected. Furthermore, any number of unanticipated adverse occurrences for either the business of Cambridge or Eastern may cause Eastern to fail to realize some or all of the expected benefits. The integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Each of these issues might adversely affect Eastern, Cambridge or both during the transition period, resulting in adverse effects on Eastern following the merger. As a result, revenues may be lower than expected or costs may be higher than expected and the overall benefits of the merger may not be as great as anticipated.

Some of the Cambridge executive officers and directors may have interests and arrangements that may have influenced their decisions to support and recommend that you approve the merger.

The interests of executive officers and directors of Cambridge are different from, or in addition to, the interests of Cambridge’s other shareholders generally. These interests include (i) assumption and conversion of Cambridge equity awards into Eastern equity awards; (ii) rights of certain executive officers under their existing Cambridge employment and change in control agreements; (iii) rights of certain executive officers under offer letters, severance benefits agreements and change in control agreements with Eastern Bank executed in connection with the merger agreement; (iv) rights under the Cambridge ESOP; (v) prorated retainer payable to members of the board of directors of Cambridge; and (vi) rights to continued indemnification and insurance coverage by Eastern after the merger for acts and omissions occurring before the merger. In addition, upon the completion of the merger, Mr. Sheahan will become an Eastern director and Chief Executive Officer, reporting to

Robert Rivers, and three additional Cambridge directors selected by Eastern in consultation with Cambridge will become members of the board of directors of Eastern and Eastern Bank following the closing. The board of directors of Cambridge was aware of these interests and considered them among other matters, in approving the merger agreement and related transactions.

See the section titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a more complete description of these interests.

Eastern may be unable to retain Eastern and/or Cambridge personnel successfully after the merger is completed.

The success of the merger will depend in part on Eastern’s ability to retain the talents and dedication of key employees currently employed by Eastern and Cambridge. It is possible that these employees may decide not to remain with Eastern or Cambridge, as applicable, while the merger is pending or with Eastern after the merger is completed. If Eastern and Cambridge are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Eastern and Cambridge could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, Eastern’s business activities may be adversely affected, and management’s attention may be diverted from successfully integrating Eastern and Cambridge to hiring suitable replacements, all of which may cause Eastern’s business to suffer. In addition, Eastern and Cambridge may not be able to locate or retain suitable replacements for any key employees who leave either company.

The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and the actual purchase price as well as the actual financial condition and results of operations of Eastern after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Eastern’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Cambridge identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Cambridge as of the date of the completion of the merger. Accordingly, the actual purchase price may vary significantly from the purchase price used in preparing the unaudited pro forma combined consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 35 of this joint proxy statement/prospectus.

Eastern and Cambridge have incurred and expect to continue to incur significant costs related to the merger and integration.

Eastern and Cambridge have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, Eastern will incur integration costs following the completion of the merger as Eastern integrates the Cambridge business, including facilities and systems consolidation costs and employment-related costs. Eastern and Cambridge will also incur significant legal, financial advisory, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger Agreement—Fees and Expenses” beginning on page 129 of this joint proxy statement/prospectus.

Eastern and Cambridge may also incur additional costs to maintain employee morale and to retain key employees. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.

The merger agreement limits Cambridge’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Cambridge’s ability to solicit, initiate, encourage or take any actions to facilitate competing third-party proposals to acquire all or substantially all of Cambridge. These provisions, which include a $21.0 million termination fee, payable under certain circumstances, might discourage a potential competing acquiror that might have an interest in acquiring all or substantially all of Cambridge from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Cambridge than it might otherwise have proposed to pay.

Regulatory approvals may not be received, may take longer to receive than expected or may impose burdensome conditions that are not presently anticipated.

Before the merger may be completed, certain approvals or consents must be obtained from the various bank regulatory and other authorities of the United States, the Commonwealth of Massachusetts and the State of New Hampshire. These governmental entities, including the Federal Reserve Board, the FDIC, the Massachusetts Division of Banks and the New Hampshire Banking Department, may impose conditions on the completion of the merger or require changes to the terms of the merger. While Eastern and Cambridge do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Eastern following the merger, any of which might have a material adverse effect on Eastern following the merger. Eastern is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that would constitute a “Burdensome Condition” as defined in the merger agreement.

Although the parties believe they have filed all applications and notice materials and have submitted all requested supplemental information necessary to obtain these regulatory approvals or confirmations in accordance with applicable law, there can be no assurance as to whether the regulatory approvals will be received or the timing of the approvals. For more information, see the section titled “The Merger—Regulatory Approvals Required to Complete the Merger” of this joint proxy statement/prospectus beginning on page 105 of this joint proxy statement/prospectus.

If the merger is not consummated by September 19, 2024, either Eastern or Cambridge may choose not to proceed with the merger.

Either Eastern or Cambridge may terminate the merger agreement if the merger has not been completed by September 19, 2024, unless the failure of the merger to be completed has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

The shares of Eastern common stock to be received by Cambridge shareholders as a result of the merger will have different rights from the shares of Cambridge common stock.

The rights associated with Cambridge common stock are different from the rights associated with Eastern common stock. See the section of this joint proxy statement/prospectus titled “Comparison of Rights of Shareholders of Eastern and Shareholders of Cambridge” beginning on page 138 of this joint proxy statement/prospectus for a discussion of the different rights associated with Eastern common stock.

Shareholders of Cambridge will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

As a result of the merger, the percentage ownership of every Cambridge shareholder in the combined company will be smaller than the Cambridge shareholder’s percentage ownership of Cambridge prior to the merger. Eastern estimates that upon completion of the merger, current Cambridge shareholders will own approximately 18.2% of the outstanding shares of Eastern common stock, and current Eastern shareholders will own approximately 81.8% of the outstanding shares of Eastern common stock.

Failure to complete the merger could negatively impact the future business and financial results of Cambridge.

If the merger is not completed, the ongoing business of Cambridge may be adversely affected and Cambridge will be subject to several risks, including the following:

•	Cambridge may be required, under certain circumstances, to pay Eastern a termination fee of $21.0 million under the merger agreement;

•	Cambridge will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, Cambridge is subject to certain restrictions on the conduct of its business prior to completion of the merger, which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Cambridge’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Cambridge as an Eastern company.

In addition, if the merger is not completed, Cambridge may experience negative reactions from its customers and employees. Cambridge also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Cambridge to perform its obligations under the merger agreement. If the merger is not completed, Cambridge cannot assure its shareholders that the risks described above will not materialize and will not materially affect the business and financial results of Cambridge.

Cambridge shareholders will not have dissenters’ rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the MBCA, a shareholder may not dissent from a merger as to shares that are listed on a national securities exchange at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the agreement of merger or consolidation.

Because Cambridge common stock is listed on NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date, and because the merger otherwise satisfies the foregoing requirements of the MBCA, holders of Cambridge common stock will not be entitled to dissenters’ rights in the merger with respect to their shares of Cambridge common stock.

Eastern will be able to issue additional shares of its common stock in the future, which may adversely affect the market price of Eastern common stock and dilute the holdings of existing shareholders.

In the future, Eastern may issue additional shares of Eastern common stock in connection with another acquisition, to increase its capital resources or if Eastern’s or Eastern Bank’s capital ratios fall below or near regulatory required minimums in effect from time to time. Additional common stock offerings may dilute the holdings of Eastern’s then existing shareholders or reduce the market price of Eastern common stock, or both. Eastern may also issue shares of Eastern preferred stock, which may be viewed as having adverse effects upon the holders of Eastern common stock.

Since the initial filing on November 13, 2023 of the registration statement of which this joint proxy statement/prospectus is a part, Eastern and the Eastern board of directors have received four Demand Letters from certain Eastern shareholders, which could result in litigation related to the merger being filed against Eastern, the Eastern board of directors and/or Cambridge and the Cambridge board of directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Eastern and Cambridge.

Since the initial filing on November 13, 2023 of the registration statement of which this joint proxy statement/prospectus is a part, Eastern has received Demand Letters from four purported Eastern shareholders generally alleging that the registration statement filed with the SEC on November 13, 2023 omits material information in violation of the federal securities laws. The shareholders have demanded disclosure of certain additional information pertaining to certain financial projections for each of Eastern and Cambridge, certain information with respect to J.P. Morgan’s analysis and opinion, and other requested disclosures.

The shareholders who provided the Demand Letters, or other shareholders, may initiate litigation against Eastern, the Eastern board of directors, Cambridge and the Cambridge board of directors, and it is possible that Eastern, the Eastern board of directors, Cambridge or the Cambridge board of directors may receive further demand letters alleging wrongdoing with respect to the merger.

One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Eastern or Cambridge from completing the merger, the holdco merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Eastern and/or Cambridge, including any cost associated with the indemnification of directors and officers of each company. Eastern and Cambridge may also incur costs in connection with the defense or settlement of any shareholder lawsuit filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Eastern and Cambridge and could prevent or delay the completion of the merger.

The merger and related transactions are subject to approval by shareholders of both Eastern and Cambridge

The merger cannot be completed unless (i) Cambridge’s shareholders approve the merger agreement by the affirmative vote of the holders of at least two-thirds of the Cambridge common stock outstanding and entitled to vote on the proposal and (ii) Eastern’s shareholders approve the issuance of Eastern common stock to holders of Cambridge common stock pursuant to the merger agreement, by the affirmative vote of a majority of the votes cast by the holders of Eastern common stock at the Eastern special meeting. If shareholder approval is not obtained by Eastern’s or Cambridge’s shareholders, the merger and related transactions cannot be completed.

Risks Related to Eastern’s Business

You should read and consider risk factors specific to Eastern’s business that will also affect Eastern after the merger. These risks are described in the sections titled “Risk Factors” in Eastern’s 2022 10-K and Recast Disclosures, Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Related to Cambridge’s Business

You should read and consider risk factors specific to Cambridge’s business that will also affect Eastern following the completion of the merger. These risks are described in the sections titled “Risk Factors” in Cambridge’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

RECENT DEVELOPMENTS

On October 31, 2023, Eastern completed the sale of Eastern Bank’s insurance operations, which conducted business under the name Eastern Insurance Group LLC (“Eastern Insurance”) to a wholly owned subsidiary of Arthur J. Gallagher & Co. (“Gallagher”) pursuant to a definitive asset purchase agreement dated September 19, 2023. Gallagher paid Eastern a gross purchase price of $515 million in cash, which is subject to customary net working capital adjustments. Gallagher’s recourse to Eastern for post-closing indemnification claims is capped under the asset purchase agreement at approximately $1.3 million, subject to customary exceptions.

Eastern Insurance, which has been a wholly owned subsidiary of Eastern Bank since 2002, acted as an independent agent in offering commercial property and casualty, personal lines products and employee benefits consulting services to both personal and commercial customers. As of October 31, 2023, Eastern Insurance had approximately 380 full-time equivalent employees and operated through 21 non-branch offices in eastern Massachusetts, one office in Keene, New Hampshire, and one office in Providence, Rhode Island.

Eastern, Eastern Bank and Eastern Insurance agreed in the asset purchase agreement that through October 31, 2026, none of them, nor any entity that is an affiliate of any of them, will, directly or indirectly, own, invest in, provide financial resources to, operate, join, manage, control, undertake, participate in, engage in or assist others participating in or engaging in the business of acting as an independent agent in offering personal, business and employee benefits insurance products and captive solutions and related risk management services to individual and commercial clients, and providing professional advice related to health care cost management, employee engagement and executive services to such clients, or in any other activity for any business division that directly competes with Eastern’s Insurance’s business, subject to customary exceptions for permitting Eastern to provide banking, wealth management or similar financial products or services to any person who engages in any business or activity that is competitive with Eastern Insurance’s business or to own as a passive investment less than 4% of any class of securities of an entity that competes with Eastern Insurance’s business.

As required by GAAP and applicable SEC rules, Eastern, in September 2023, following the approval by Eastern’s board of directors of a definitive agreement with Gallagher for the Asset Sale, classified Eastern Insurance’s operations as held for sale and discontinued in all material respects, and accordingly Eastern recast prior period information to remove the results of operations of the disposed business from the results of the Company’s continuing operations. Eastern first reported the Eastern Insurance operations as discontinued in Eastern’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 3, 2023. In a Current Report on Form 8-K filed with the SEC on November 8, 2023, Eastern filed a recast presentation of its financial information for all periods presented in Eastern’s Annual Report on Form 10-K for the year ended December 31, 2022 to present the Eastern Insurance operations as discontinued in all material respects and also recast certain other disclosures contained in that Form 10-K (including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or MD&A) to present operations related to the Eastern Insurance business as discontinued operations. See “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Eastern and Cambridge as an acquisition by Eastern of Cambridge. The merger agreement provides that each holder of Cambridge common stock receive 4.956 shares of Eastern’s common stock for each share of Cambridge common stock held. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and provide Cambridge shareholders with a tax-free exchange for Eastern’s common stock consideration they will receive in the merger. Eastern anticipates issuing approximately 39.4 million shares of its common stock in the merger.

In addition, the following unaudited pro forma condensed financial information reflects the statements of income for the nine months ended September 30, 2023, and for the year ended December 31, 2022, as if the merger of Cambridge into Eastern and the sale (the “Asset Sale”) of Eastern Bank’s insurance operations, which conducted business under the name Eastern Insurance Group LLC, to Arthur J. Gallagher Risk Management Services, LLC had occurred on January 1, 2022. The unaudited pro forma condensed balance sheet as of September 30, 2023, assumes that the merger of Cambridge into Eastern and the Asset Sale occurred as of September 30, 2023.

The unaudited pro forma condensed combined financial information have been prepared to give effect to the following:

•

The acquisition of Cambridge by Eastern under the provision of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations” where the assets and liabilities of Cambridge will be recorded by Eastern at their respective fair values as of the date the merger is completed; and

•	The Asset Sale which included substantially all of the assets and certain liabilities of Eastern Insurance.

The following unaudited pro forma condensed combined financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Eastern and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Eastern’s 2022 10-K and Recast Disclosures, and the historical unaudited condensed consolidated financial statements of Eastern and the related notes included in Eastern’s Quarterly Report on Form 10-Q for the nine month period ended September 30, 2023 and (ii) the historical audited consolidated financial statements of Cambridge and the related notes included in Cambridge’s Annual Report on Form 10-K for the year ended December 31, 2022, and the historical unaudited consolidated financial statements of Cambridge and the related notes included in Cambridge’s Quarterly Report on Form 10-Q for the nine month period ended September 30, 2023.

The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger and Asset Sale been completed as of the dates indicated or that may be achieved in the future. The pro forma financial information has been prepared by Eastern in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.

The merger-related pro forma adjustments included to arrive at the unaudited pro forma condensed combined financial information reflect estimated fair values of the assets and liabilities of Cambridge based upon historical information as of June 30, 2023, the most recent practicable date. Eastern has not performed the detailed valuation analysis necessary to determine the fair market values of Cambridge’s assets to be acquired and liabilities to be assumed, and accordingly, estimates have been used. Therefore, the unaudited pro forma condensed combined financial data includes an estimated allocation of the purchase price. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities, and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Cambridge’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma condensed combined financial data may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may affect Eastern’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Cambridge’s shareholders’ equity, including results of operations and certain balance sheet changes from September 30, 2023 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus. Among other final adjustments, the actual gain on sale of the Eastern Insurance operations, net of tax, will be calculated as of October 31, 2023 when the Asset Sale was completed and may be different than the estimated gain on sale of the Eastern Insurance operations, net of tax, reflected on the pro forma balance sheet, which was calculated based upon the net assets of the discontinued Eastern Insurance operations as of September 30, 2023. Eastern does not expect any such difference to be material to its financial condition or results of operations.

The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. The pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2023

			Transaction Accounting Adjustments (Note 3)
	Historical Eastern Bankshares, Inc.	Historical Cambridge Bancorp	Merger- Related Pro forma Adjustments	Note 3	Discontinued Operations Pro forma Adjustments	Note 3	Pro forma Condensed Combined
	(In thousands)
ASSETS
Cash and due from banks	$608,808	$25,353	$—		$490,663	M	$1,124,824
Investment securities	4,717,418	1,116,844	(172,027)	A	—		5,662,235
Loans	13,923,860	4,028,581	(443,869)	B	—		17,508,572
Allowance for loan losses	(155,146)	(38,194)	(5,683)	C	—		(199,023)

Net loans	13,768,714	3,990,387	(449,552)		—		17,309,549
FHLB stock	37,125	12,321	—		—		49,446
Premises and equipment	59,033	22,297	—		—		81,330
Bank-owned life insurance	163,700	35,063	—		—		198,763
Goodwill and other intangibles, net	566,709	71,312	472,189	D	—		1,110,210
Other assets	1,100,067	178,453	119,438	E	(113,136)	N	1,284,822
Assets of discontinued operations	124,718	—	—		(124,718)	L	—

Total assets	$21,146,292	$5,452,030	$(29,952)		$252,809		$26,821,179

LIABILITIES AND EQUITY
Deposits	$17,424,169	$4,565,926	$(8,261)	F	$—		$21,981,834
Borrowed funds	715,372	233,905	(1,705)	G	—		947,572
Other liabilities	525,378	126,168	—		—		651,546
Liabilities of discontinued operations	34,820	—	—		(34,820)	L	—

Total liabilities	18,699,739	4,925,999	(9,966)		(34,820)		23,580,952

Shareholders’ equity
Common stock	1,766	7,846	(7,452)	H	—		2,160
Additional paid in capital	1,661,136	294,025	233,671	I	—		2,188,832
Unallocated common shares held by the Employee Stock Ownership Plan	(133,992)	—	—		—		(133,992)
Retained earnings	1,747,225	247,714	(269,759)	J	287,629	N	2,012,809
Accumulated other comprehensive income, net of tax	(829,582)	(23,554)	23,554	K	—		(829,582)

Total shareholders’ equity	2,446,553	526,031	(19,986)		287,629		3,240,227

Total liabilities and shareholders’ equity	$21,146,292	$5,452,030	$(29,952)		$252,809		$26,821,179

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2023

			Transaction Accounting Adjustments (Note 4)
Nine Months Ended September 30, 2023	Historical Eastern Bankshares, Inc.	Historical Cambridge Bancorp	Merger- Related Pro forma Adjustments	Note 4	Discontinued Operations Pro forma Adjustments	Note 4	Pro forma Condensed Combined
	(Dollars in thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$483,676	$143,755	$46,156	A	$—		$673,587
Taxable interest and dividends on investment securities	77,451	14,844	19,465	B	—		111,760
Non-taxable interest and dividends on investment securities	4,302	1,696	—		—		5,998
Interest on federal funds sold and other short-term investments	27,384	623	—		—		28,007

Total interest and dividend income	592,813	160,918	65,621		—		819,352
Interest expense:
Interest on deposits	158,686	60,148	—		—		218,834
Interest on borrowings	17,025	8,780	—		—		25,805

Total interest expense	175,711	68,928	—		—		244,639

Net interest income	417,102	91,990	65,621		—		574,713
Provision for allowance for loan losses	14,854	335	—		—		15,189

Net interest income after provision for loan losses	402,248	91,655	65,621		—		559,524

Noninterest income:
Insurance commissions	84,865	—	—		(84,865)	I	—
Service charges on deposit accounts	21,117	2,599	—		—		23,716
Trust and investment advisory fees	18,136	24,526	—		—		42,662
Debit card processing fees	10,071	1,328	—		—		11,399
Losses on sales of securities available for sale, net	(333,170)	—	—		—		(333,170)
Other	19,405	3,506	—		(51)	I	22,860

Total noninterest income	(179,576)	31,959	—		(84,916)		(232,533)

Noninterest expense:
Salaries and employee benefits	243,255	52,744	—		(57,991)	I	238,008
Office occupancy and equipment	31,076	10,920	—		(4,279)	I	37,717
Data processing	41,771	7,728	—		(3,216)	I	46,283
Professional services	15,892	3,075	—		(2,615)	I	16,352
FDIC insurance	8,388	1,917	—		—		10,305
Other	31,110	11,938	13,171	F	(5,818)	I	50,401

Total noninterest expense	371,492	88,322	13,171		(73,919)		399,066

(Loss) income before income tax (benefit) expense	(148,820)	35,292	52,450		(10,997)		(72,075)
Income tax (benefit) expense	(62,494)	9,217	14,807	G	(3,125)	I	(41,595)

Net (loss) income	(86,326)	26,075	37,643		(7,872)		(30,480)

Basic (loss) earnings per share	$(0.53)	$3.33					$(0.15)
Diluted (loss) earnings per share	$(0.53)	$3.32					$(0.15)
Basic weighted average shares	162,199,158	7,825,195	31,555,122	H			201,579,475
Diluted weighted average shares	162,260,503	7,848,061	31,532,256	H			201,640,820

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2022

			Transaction Accounting Adjustments (Note 4)
Year Ended December 31, 2022	Historical Eastern Bankshares, Inc.	Historical Cambridge Bancorp	Merger- Related Pro forma Adjustments	Note 4	Discontinued Operations Pro forma Adjustments	Note 4	Pro forma Condensed Combined
	(Dollars in thousands, except per share data)
Interest and dividend income:
Interest and fees on loans	$476,041	$137,412	$61,304	A	$—		$674,757
Taxable interest and dividends on investment securities	118,690	19,555	26,887	B	—		165,132
Non-taxable interest and dividends on investment securities	7,179	2,477	—		—		9,656
Interest on federal funds sold and other short-term investments	3,271	262	—		—		3,533

Total interest and dividend income	605,181	159,706	88,191		—		853,078
Interest expense:
Interest on deposits	28,621	14,598	8,261	C	—		51,480
Interest on borrowings	8,506	2,180	1,705	D	—		12,391

Total interest expense	37,127	16,778	9,966		—		63,871

Net interest income	568,054	142,928	78,225		—		789,207
Provision for allowance for loan losses	17,925	3,881	30,714	E	—		52,520

Net interest income after provision for loan losses	550,129	139,047	47,511		—		736,687

Noninterest income:
Insurance commissions	99,232	—	—		(99,232)	I	—
Service charges on deposit accounts	30,392	2,913	—		—		33,305
Trust and investment advisory fees	23,593	33,034	—		—		56,627
Debit card processing fees	12,644	1,663	—		—		14,307
Losses on sales of securities available for sale, net	(3,157)	—	—		—		(3,157)
Other	13,457	5,686	—		(179)	I	18,964

Total noninterest income	176,161	43,296	—		(99,411)		120,046

Noninterest expense:
Salaries and employee benefits	298,186	70,109	—		(65,089)	I	303,206
Office occupancy and equipment	40,764	14,364	—		(3,319)	I	51,809
Data processing	57,273	10,706	—		(4,335)	I	63,644
Professional services	16,814	4,728	4,000	J	(1,009)	I	24,533
FDIC insurance	6,250	1,845	—		—		8,095
Other	50,315	8,630	17,961	F	(7,201)	I	69,705

Total noninterest expense	469,602	110,382	21,961		(80,953)		520,992

Income before income tax expense	256,688	71,961	25,550		(18,458)		335,741
Income tax expense	56,929	19,052	7,213	G	(5,210)	I	77,984

Net income	199,759	52,909	18,337		(13,248)		257,757

Basic earnings per share	$1.21	$7.35					$1.26
Diluted earnings per share	$1.21	$7.30					$1.26
Basic weighted average shares	165,510,357	7,163,223	32,217,094	H			204,890,674
Diluted weighted average shares	165,648,571	7,213,913	32,166,404	H			205,028,888

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

EASTERN BANKSHARES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2023 and for the year ended December 31, 2022 combine the historical consolidated income statement of Eastern and Cambridge, giving effect to the merger as if it had been completed on January 1, 2022 and giving effect to the Asset Sale as if it had been completed on January 1, 2022. The accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2023 combines the historical consolidated balance sheets of Eastern and Cambridge, giving effect to the merger as if it had been completed on September 30, 2023 and giving effect to the Asset Sale as if it had been completed on September 30, 2023.

The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Eastern and Cambridge under the acquisition method of accounting with Eastern treated as the acquirer, as well as the effects of the Asset Sale. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. Under the acquisition method of accounting, the assets and liabilities of Cambridge, as of the effective time of the merger, will be recorded by Eastern at their respective fair values, and the excess of the merger consideration over the fair value of Cambridge’s net assets will be allocated to goodwill.

The merger agreement provides for each holder of Cambridge common stock to receive 4.956 shares of Eastern’s common stock for every one share of Cambridge common stock held. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and provide Cambridge shareholders with a tax-free exchange for Eastern’s common stock consideration they will receive in the merger. Eastern anticipates issuing approximately 39.4 million shares of its common stock in the merger.

2. Preliminary Purchase Price Allocation

The following table summarizes the determination of the purchase price consideration:

As of September 30, 2023
(In thousands)
Total purchase consideration	$528,090
Cambridge Net Assets at Fair Value
Assets
Cash and deposits	25,353
Investments	944,817
Loans	3,571,549
FHLB stock	12,321
Premises and equipment	22,297
Bank owned life insurance	35,063
Core deposit intangible	184,554
Other assets	289,222

Total assets	5,085,176
Liabilities and Equity
Deposits	4,557,665
Borrowings	232,200
Other liabilities	126,168

Total liabilities	4,916,033

Net assets acquired	169,143

Preliminary goodwill	$358,947

3. Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheets

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet. All taxable adjustments were calculated using a 28.23% tax rate, which represents Eastern’s combined federal and state statutory rate, to arrive at deferred tax asset or liability adjustments. All adjustments are based upon preliminary assumptions and valuations, which are subject to change.

A.	Adjustment to securities classified as held-to-maturity (“HTM”) by Cambridge to reflect the estimated fair value of the acquired investment securities.

B.

Adjustment to reflect acquired loans at their estimated fair value, including current interest rates and liquidity, as well as the allowance for loan losses gross-up for estimate of lifetime credit losses for purchased credit-deteriorated (“PCD”) loans.

C.	Adjustments to the allowance for loan losses include the following:

Reversal of historical Cambridge’s allowance for loan losses	$38,194
Increase in allowance for loan losses for gross-up of estimated lifetime credit losses for purchased credit-deteriorated (“PCD”) loans	(13,163)
Provision for estimate of lifetime credit losses on non-PCD loans	(30,714)

$(5,683)

D.

Adjustment to eliminate historical Cambridge goodwill and other intangible assets of $71.3 million, to establish $358.9 million of goodwill for the amount of consideration paid in excess of fair value of assets received over liabilities assumed, and to record $184.6 million of other intangible assets comprised of a core deposit intangible and a customer list intangible.

E.	Net adjustment to other assets of $119.4 million reflects estimated fair value adjustments for deferred taxes related to acquisition accounting adjustments.

F.	Adjustment to deposits to reflect the estimated fair value of certificates of deposits.

G.	Adjustment to borrowings to reflect the estimated fair value of Federal Home Loan Bank advances.

H.

Adjustments to common stock to eliminate Cambridge common stock and record the issuance of 39,380,317 shares of Eastern’s common stock at its par value of $0.01. The net adjustment was determined as follows (amounts in thousands, except for share and per share data):

Par value of common stock issued:
Shares issued	39,380,317
Par value	$0.01

Amount issued	$394
Elimination of Cambridge common stock	$(7,846)

Net adjustment	$(7,452)

I.

Adjustment to additional paid in capital to eliminate Cambridge additional paid in capital and to record the issuance of 39,380,317 shares of Eastern’s common stock at its share price as of the close of business on September 18, 2023 of $13.41, closing price on the day prior to the announcement of the merger, less its par value of $0.01. The net adjustment was determined as follows (amounts in thousands, except for share and per share data):

Market price of common stock issued, net of par value
Shares issued	39,380,317
Share price, net of par value	13.40

Amount issued	527,696
Elimination of Cambridge additional paid in capital	(294,025)

Net adjustment	233,671

J.	Adjustment to eliminate Cambridge retained earnings and to record the provision for loan losses, net of tax, on non-PCD acquired loans of $22.0 million.

K.	Adjustment to eliminate Cambridge accumulated comprehensive loss.

L.	Reflects the sale of substantially all of the assets and transfer of certain liabilities of Eastern Insurance.

M.	Reflects the receipt of net cash consideration which includes the following:

Gross purchase price pursuant to Asset Purchase Agreement	$515,000
Transaction costs settled at closing	(17,041)
Settlement of certain obligations of the seller primarily related to employee post-retirement liabilities originating prior to closing	(4,066)
Working capital adjustment settled at closing	4,189

Net cash proceeds at closing	498,082
Fiduciary cash transferred to Gallagher	(7,419)

Adjusted net proceeds	$490,663

N.

Reflects the impact to Eastern’s total shareholders’ equity from the estimated gain on sale, net of tax, of substantially all of the assets and transfer of certain liabilities of Eastern Insurance to Gallagher and the impact to other assets of the related tax effect. The tax effect was computed using Eastern’s statutory tax rate of 28.23%.

4. Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined income statements.

A.

Net adjustments to interest income of $46.2 million and $61.3 million for the nine-month period ended September 30, 2023 and the year ended December 31, 2022, respectively, to eliminate Cambridge net accretion of deferred fees and costs and record the estimated accretion of the net discount on acquired loans and leases.

B.

Net adjustments to interest income of $19.5 million and $26.9 million for the nine-month period ended September 30, 2023 and the year ended December 31, 2022, respectively, to eliminate Cambridge net amortization of security premiums and to record the estimated accretion of the discount on acquired investment securities.

C.

Adjustment to interest expense on deposits of $8.3 million for the year ended December 31, 2022 to record the estimated amortization of the deposit discount on acquired certificates of deposit. No adjustment was included for the nine-month period ended September 30, 2023 as the estimated amortization term is one year.

D.

Adjustment to interest expense on borrowings $1.7 million for the year ended December 31, 2022 to reflect the estimated amortization of the borrowings discount on assumed FHLB advances. No adjustment was included for the nine-month period ended September 30, 2023 as the estimated amortization term is one year.

E.	Adjustment to record the provision for allowance for loan losses related to non-PCD acquired loans of $30.7 million for year ended December 31, 2022.

F.

Adjustment to other noninterest expense to eliminate Cambridge’s historical amortization expense related to its core deposit intangible and to reflect estimated amortization of acquired core deposit intangible and customer list intangible of $13.2 million and $18.0 million for the nine-month period ended September 30, 2023 and the year ended December 31, 2022, respectively. Such intangibles were assumed to be amortized on a straight-line basis over 10 years for purposes of determining the adjustment.

G.	Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state rate at 28.23%.

H.

Adjustment to weighted-average shares of Eastern’s common stock outstanding to eliminate weighted-average shares of Cambridge common stock outstanding and to reflect the estimated number of share issued of Eastern’s common stock to holders of Cambridge’s common stock.

I.	Reflects the sale of substantially all of the assets and transfer of certain liabilities of Eastern Insurance, including the associated results of operations, to Gallagher.

J.	Adjustment to reflect estimated transaction costs of $4.0 million which had not yet been incurred as of September 30, 2023.

THE SPECIAL MEETING OF CAMBRIDGE SHAREHOLDERS

This section contains information for Cambridge shareholders about the special meeting that Cambridge has called to allow Cambridge shareholders to consider and vote on the Cambridge Merger Proposal and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the Cambridge special meeting, and a form of proxy card that the Cambridge board of directors is soliciting for use by Cambridge shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Cambridge Special Meeting

The Cambridge special meeting will be held virtually via webcast at http://www.viewproxy.com/CambridgeBancorp/2024 on February 28, 2024, at 10:00 a.m., Eastern Time.

Purpose of the Cambridge Special Meeting

At the Cambridge special meeting, Cambridge shareholders will be asked to consider and vote upon the following proposals:

•	the Cambridge Merger Proposal;

•	the Cambridge Compensation Proposal; and

•	the Cambridge Adjournment Proposal.

Recommendation of Cambridge’s Board of Directors

The Cambridge board of directors recommends that you vote “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal. See “The Merger—Cambridge’s Reasons for the Merger” beginning on page 67 of this joint proxy statement/prospectus for a more detailed discussion of the Cambridge board of directors’ recommendation.

Record Date; Shares Entitled to Vote

Cambridge shareholders are entitled to vote if the records of Cambridge show that they held shares of Cambridge common stock as of the close of business Monday, January 8, 2024. Beneficial Owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their record holder how to vote their shares. As of the close of business on the record date, 7,845,452 shares of Cambridge common stock were outstanding, held by approximately 601 holders of record. Each share of Cambridge common stock has one vote on each matter presented to Cambridge shareholders. If you are a Beneficial Owner of shares of Cambridge common stock held in “street name” and you want to vote your shares in person at the Cambridge special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum

Cambridge will have a quorum and will be able to conduct the business of the Cambridge special meeting only if a majority of the shares of Cambridge common stock outstanding and entitled to vote is represented virtually in real time or by proxy at the Cambridge special meeting. If you return a valid proxy card or attend the Cambridge meeting virtually in real time, your shares will be counted for determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Cambridge common stock for a Beneficial Owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Owner.

Vote Required; Treatment of Abstentions and Failure to Vote

Cambridge Merger Proposal:

•

Vote required: Approval of the Cambridge Merger Proposal requires the affirmative vote of the holders of two-thirds of the shares of Cambridge common stock outstanding and entitled to vote on the matter at the Cambridge special meeting. Approval of the Cambridge Merger Proposal is a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Cambridge special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cambridge Merger Proposal, such action will have the same effect as a vote against the Cambridge Merger Proposal.

Cambridge Compensation Proposal:

•

Vote required: Approval of the Cambridge Compensation Proposal requires the affirmative vote of a majority of the votes cast at the Cambridge special meeting. Approval of the Cambridge Compensation Proposal is not a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Cambridge special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cambridge Compensation Proposal, you will not be deemed to have cast a vote with respect to the Cambridge Compensation Proposal and it will have no effect on the Cambridge Compensation Proposal.

Cambridge Adjournment Proposal:

•

Vote required: Approval of the Cambridge Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Cambridge special meeting. Approval of the Cambridge Adjournment Proposal is not a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Cambridge special meeting via the Cambridge special meeting website, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Cambridge Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Cambridge Adjournment Proposal and it will have no effect on the Cambridge Adjournment Proposal.

Attending the Cambridge Special Meeting

All Cambridge shareholders as of the record date, or their duly appointed proxies, may attend the Cambridge special meeting, which is being held virtually via webcast. Shareholders will not be able to attend the Cambridge special meeting in person. In order to attend the Cambridge special meeting, you must register at http://www.viewproxy.com/CambridgeBancorp/2024 by 11:59 p.m., Eastern Time, on February 26, 2024. On the day of the Cambridge special meeting, if you have properly registered, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

There will be technicians ready to assist you with any technical difficulties you may have accessing the special meeting webcast. Please be sure to check in by 9:45 a.m., Eastern Time, on February 28, 2024, the day of the special meeting, so that any technical difficulties may be addressed before the special meeting webcast begins. If you encounter any difficulties accessing the webcast during the check-in or meeting time, please email VirtualMeeting@viewproxy.com or call 866-612-8937.

Voting of Proxies

Cambridge shareholders may vote virtually in real time at the Cambridge special meeting via the Cambridge special meeting website or by proxy. To ensure your representation at the Cambridge special meeting, Cambridge recommends that you vote by proxy even if you plan to virtually attend the Cambridge special meeting via the Cambridge special meeting website. You can always change your vote at the Cambridge special meeting if you have already voted by proxy.

Cambridge shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote at the special meeting, you will have to obtain a “legal proxy” from your Record Holder entitling you to vote at the Cambridge special meeting.

Voting instructions are included on your Cambridge proxy form. If you properly complete and timely submit your Cambridge proxy, your shares will be voted as you have directed. If you are the record holder of your shares of Cambridge common stock and submit your Cambridge proxy without specifying a voting instruction, your shares of Cambridge common stock will be voted “FOR” the Cambridge Merger Proposal, “FOR” the Cambridge Compensation Proposal and “FOR” the Cambridge Adjournment Proposal. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Cambridge shareholders residing at the same address, unless such Cambridge shareholders have notified Cambridge of their desire to receive multiple copies of the joint proxy statement/prospectus.

Cambridge will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Cambridge shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Cambridge’s proxy solicitor, Alliance Advisors, LLC, by calling toll-free at 844-984-3713.

How to Revoke Your Proxy

Cambridge shareholders may revoke their proxy at any time before it is voted by:

•	filing with the Corporate Secretary of Cambridge a duly executed revocation of proxy;

•	submitting a new executed proxy with a later date; or

•	voting in person at the Cambridge special meeting.

Attendance at the Cambridge special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Cambridge Bancorp

Attention: Corporate Secretary

1336 Massachusetts Avenue,

Cambridge, Massachusetts 02138

Other Matters to Come Before the Cambridge Special Meeting

Cambridge management knows of no other business to be presented at the Cambridge special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Cambridge board of directors’ recommendations.

Proxy Solicitation

Cambridge is soliciting your proxy. Cambridge will pay for this proxy solicitation. In addition to soliciting proxies by mail, Alliance Advisors, LLC, a proxy solicitation firm, will assist Cambridge in soliciting proxies for the Cambridge special meeting. Cambridge will pay Alliance Advisors, LLC $15,000 plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation. Additionally, directors, officers and employees of Cambridge and Cambridge Trust may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Cambridge will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are Beneficial Owners and obtaining their voting instructions.

PROPOSAL NO. 1

CAMBRIDGE MERGER PROPOSAL

Cambridge is asking its shareholders to approve the merger agreement. Cambridge shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Cambridge board of directors determined that the merger, the merger agreement, any related agreements to be entered into pursuant to the merger agreement, and the transactions contemplated thereby, including the merger are advisable and in the best interests of Cambridge and its shareholders and unanimously approved and adopted the merger agreement. See “The Merger—Cambridge’s Reasons for the Merger” beginning on page 67 of this joint proxy statement/prospectus for a more detailed discussion of the Cambridge board of directors’ recommendation.

Approval of the Cambridge Merger Proposal requires the presence of a quorum and the affirmative vote of the holders two-thirds of the common stock outstanding and entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

The Cambridge board of directors unanimously recommends a vote “FOR” the Cambridge Merger Proposal.

PROPOSAL NO. 2

CAMBRIDGE COMPENSATION PROPOSAL

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Securities Exchange Act of 1934, as amended, Cambridge is providing its shareholders with the opportunity to cast an advisory, non-binding vote on the specified compensation that may be paid or become payable to its named executive officers in connection with the completion of the merger, as disclosed in the section of this joint proxy statement/prospectus captioned “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger,” beginning on page 94 of this joint proxy statement/prospectus, and the related table and narratives.

This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation that may be paid or become payable to Cambridge’s named executive officers in connection with the completion of the merger. In addition, this advisory vote is separate and apart from the vote of shareholders to approve the Cambridge Merger Proposal.

Cambridge asks that its shareholders vote “FOR” the following resolution:

RESOLVED, that the compensation that may become payable to Cambridge’s named executive officers in connection with the completion of the merger, as disclosed in the section captioned “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger,” (beginning on page 94 of this joint proxy statement/prospectus) and the related tables and narrative, is hereby APPROVED.

Approval of this proposal is not a condition to the completion of the merger. Additionally, this vote is advisory and, therefore, it will not be binding on Cambridge, nor will it overrule any prior decision or require Cambridge’s board of directors (or any committee thereof) to take any action. Accordingly, the specified compensation that may become payable to Cambridge’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Cambridge shareholders do not approve the proposals to approve the merger-related executive compensation.

Approval of the Cambridge Compensation Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

Cambridge’s board of directors unanimously recommends that Cambridge shareholders vote “FOR” the approval of the Cambridge Compensation Proposal.

PROPOSAL NO. 3

CAMBRIDGE ADJOURNMENT PROPOSAL

Cambridge is submitting a proposal for consideration at the Cambridge special meeting to authorize the named proxies to authorize the board of directors of Cambridge to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Cambridge Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Cambridge shareholders. Even though a quorum may be present at the Cambridge special meeting, it is possible that Cambridge may not have received sufficient votes to approve the Cambridge Merger Proposal by the time of the meeting. In that event, the board of directors of Cambridge would need to adjourn the Cambridge special meeting in order to solicit additional proxies. This proposal relates only to authorization of the board of directors of Cambridge to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Cambridge Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Cambridge shareholders. If the Cambridge special meeting is adjourned to a date not more than 120 days after the original record date, Cambridge is not required to give notice of the time and place of the adjourned meeting. Cambridge may also postpone the special meeting to a date not more than 120 days after the original record date. Notice of the date, time and place to which the special meeting is postponed must be given not less than ten days prior to such date.

Approval of the Cambridge Adjournment Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

Cambridge’s board of directors unanimously recommends that Cambridge shareholders vote “FOR” the Cambridge Adjournment Proposal.

THE SPECIAL MEETING OF EASTERN SHAREHOLDERS

This section contains information for Eastern shareholders about the special meeting that Eastern has called to allow Eastern shareholders to consider and vote on the Eastern Share Issuance Proposal and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the Eastern special meeting, and a form of proxy card that the Eastern board of directors is soliciting for use by Eastern shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Eastern Special Meeting

The Eastern special meeting will be held virtually via webcast on February 28, 2024 at 2:00 p.m., Eastern Time. You may register for the virtual meeting at www.proxydocs.com/EBC.

Purpose of the Eastern Special Meeting

At the Eastern special meeting, Eastern shareholders will be asked to consider and vote upon the following proposals:

•	the Eastern Share Issuance Proposal; and

•	the Eastern Adjournment Proposal.

Recommendation of Eastern’s Board of Directors

The Eastern board of directors recommends that you vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal. See “The Merger—Eastern’s Reasons for the Merger” beginning on page 79 of this joint proxy statement/prospectus for a more detailed discussion of the Eastern board of directors’ recommendation.

Record Date; Shares Entitled to Vote

Eastern shareholders are entitled to vote if the records of Eastern show that they held shares of Eastern common stock as of the close of business on Monday, January 8, 2024. Beneficial Owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their record holder how to vote their shares. As of the close of business on the record date, 174,508,659 shares of Eastern common stock were outstanding, held by approximately 7,976 holders of record, with no shares of preferred stock outstanding. Each share of Eastern common stock has one vote on each matter presented to Eastern shareholders. If you are a Beneficial Owner of shares of Eastern common stock held in “street name” and you want to vote your shares in person at the Eastern special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum

Eastern will have a quorum and will be able to conduct the business of the Eastern special meeting only if a majority of the shares of Eastern common stock outstanding and entitled to vote is represented virtually in real time or by proxy at the Eastern special meeting. If you return a valid proxy card or attend the Eastern meeting virtually in real time, your shares will be counted for determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Eastern common stock for a Beneficial Owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Owner.

Vote Required; Treatment of Abstentions and Failure to Vote

Eastern Share Issuance Proposal:

•

Vote required: Approval of the Eastern Share Issuance Proposal requires the affirmative vote of a majority of votes cast at the Eastern special meeting. Approval of the Eastern Share Issuance Proposal is a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Eastern special meeting via the Eastern special meeting website, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Eastern Share Issuance Proposal, you will not be deemed to have cast a vote with respect to the Eastern Share Issuance Proposal and it will have no effect on the Eastern Share Issuance Proposal.

Eastern Adjournment Proposal:

•

Vote required: Approval of the Eastern Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Eastern special meeting. Approval of the Eastern Adjournment Proposal is not a condition to the completion of the merger.

•

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or to vote at the Eastern special meeting via the Eastern special meeting website, or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Eastern Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Eastern Adjournment Proposal and it will have no effect on the Eastern Adjournment Proposal.

Attending the Eastern Special Meeting

All Eastern shareholders as of the record date, or their duly appointed proxies, may attend the Eastern special meeting, which is being held virtually via webcast. Shareholders will not be able to attend the Eastern special meeting in person.

Voting of Proxies

Eastern shareholders may vote virtually in real time at the Eastern special meeting via the Eastern special meeting website or by proxy. To ensure your representation at the Eastern special meeting, Eastern recommends that you vote by proxy even if you plan to virtually attend the Eastern special meeting via the Eastern special meeting website. You can always change your vote during the Eastern special meeting via the Eastern special meeting website.

Eastern shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote in person at the special meeting, you will have to obtain a “legal proxy” from your record holder entitling you to vote at the Eastern special meeting.

Note that, if you hold your shares through the Eastern 401(k) or the Eastern ESOP, your voting instructions must be received no later than four days before the Eastern special meeting, which is February 23, 2024. If your voting instructions are not received by February 23, 2024, the respective plan trustees or administrators will vote your shares in accordance with the terms of the respective plans.

Voting instructions are included on your Eastern proxy form. If you properly complete and timely submit your Eastern proxy, your shares will be voted as you have directed. If you are the record holder of your shares of Eastern common stock and submit your Eastern proxy without specifying a voting instruction, your shares of

Eastern common stock will be voted “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Eastern shareholders residing at the same address, unless such Eastern shareholders have notified Eastern of their desire to receive multiple copies of the joint proxy statement/prospectus.

Eastern will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Eastern shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be requested at www.proxydocs/EBC/.

How to Revoke Your Proxy

Eastern shareholders may revoke their proxy at any time before it is voted by:

•	filing with the Corporate Secretary of Eastern a duly executed revocation of proxy;

•	submitting a new executed proxy with a later date; or

•	voting virtually in real time at the Eastern special meeting.

Attendance at the Eastern special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

c/o Corporate Secretary, Eastern Bankshares, Inc.,

265 Franklin Street, Boston, Massachusetts 02110

Other Matters to Come Before the Eastern Special Meeting

Eastern management knows of no other business to be presented at the Eastern special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Eastern board of directors’ recommendations.

Proxy Solicitation

Eastern is soliciting your proxy. Eastern will pay for this proxy solicitation. In addition to soliciting proxies by mail, Innisfree M&A Incorporated, a proxy solicitation firm, will assist Eastern in soliciting proxies for the Eastern special meeting. Eastern will pay approximately $30,000 for these services. Additionally, directors, officers and employees of Eastern and Eastern Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Eastern will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are Beneficial Owners and obtaining their voting instructions.

PROPOSAL NO. 1

EASTERN SHARE ISSUANCE PROPOSAL

Pursuant to the merger agreement, Eastern is asking Eastern shareholders to approve the issuance of Eastern common stock to Cambridge shareholders. Eastern shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Eastern board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Eastern and its shareholders and unanimously adopted and approved the merger agreement, the mergers and the other transactions contemplated by the merger agreement. See “The Merger—Eastern’s Reasons for the Merger” beginning on page 79 of this joint proxy statement/prospectus for a more detailed discussion of the Eastern board of directors’ recommendation.

Approval of the Eastern Share Issuance Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

The Eastern board of directors unanimously recommends a vote “FOR” the Eastern Share Issuance Proposal.

PROPOSAL NO. 2

EASTERN ADJOURNMENT PROPOSAL

Eastern is submitting a proposal for consideration at the Eastern special meeting to authorize the named proxies to authorize the board of directors of Eastern to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Eastern Share Issuance Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Eastern shareholders. Even though a quorum may be present at the Eastern special meeting, it is possible that Eastern may not have received sufficient votes to approve the Eastern Share Issuance Proposal by the time of the meeting. In that event, the board of directors of Eastern would need to adjourn the Eastern special meeting in order to solicit additional proxies. This proposal relates only to authorization of the board of directors of Eastern to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Eastern Share Issuance Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Eastern shareholders. If the Eastern special meeting is adjourned for less than 30 days, Eastern is not required to give notice of the time and place of the adjourned meeting if the new time and place is announced at the special meeting before adjournment, unless the board of directors of Eastern fixes a new record date for the Eastern special meeting.

Approval of the Eastern Adjournment Proposal requires the presence of a quorum and the affirmative vote of a majority of the shares voted on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

Eastern’s board of directors unanimously recommends that Eastern shareholders vote “FOR” the Eastern Adjournment Proposal.

THE MERGER

The discussion in this joint proxy statement/prospectus of the merger and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference.

Terms of the Merger

Each of Eastern’s and Cambridge’s respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity (the “merger”), and as soon as reasonably practicable following the merger, Cambridge will merge with and into Eastern, with Eastern as the surviving entity (the “holdco merger”). Following the holdco merger, at a time selected by Eastern, Cambridge Trust will merge with and into Eastern Bank, with Eastern Bank as the surviving bank (the “bank merger”).

In the merger, each share of Cambridge common stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock or shares owned directly by Eastern) will be converted into the right to receive 4.956 shares of Eastern common stock plus cash in lieu of any fractional shares of Eastern common stock they would have otherwise received in the merger. Eastern will not issue any fractional shares of its common stock in the merger, but will instead pay cash (determined on the basis of the volume-weighted average trading price per share of Eastern common stock for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date, rounded to the nearest whole cent as provided by Bloomberg L.P.) for any fractional share a Cambridge shareholder would otherwise receive after aggregating all of his or her shares.

Eastern shareholders are being asked to approve the Eastern Share Issuance Proposal, and Cambridge shareholders are being asked to approve the Cambridge Merger Proposal. See the section titled “The Merger Agreement” beginning on page 110 of this joint proxy statement/prospectus for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of the ongoing consideration and evaluation of their respective long-term prospects and strategies, each of Eastern’s and Cambridge’s boards of directors and management teams have regularly reviewed and assessed their respective business strategies and objectives, including assessments of potentially available strategic growth opportunities, as part of their respective efforts to enhance value for their respective shareholders and deliver the best possible services to their respective customers and communities. These reviews have focused on, among other things, prospects and developments in the financial services industry, the regulatory environment and the economy, and the implications of such developments for financial institutions generally and Eastern and Cambridge in particular. These reviews have also included assessments of ongoing consolidation in the financial services industry and the benefits and risks to Eastern and Cambridge, respectively, and their respective shareholders strategic combinations. Both Eastern and Cambridge have routinely pursued acquisitions and other business combinations as a means to achieve their respective strategic goals.

Additionally, the Cambridge board of directors has regularly reviewed and discussed possible strategic initiatives available to Cambridge, such as capital management strategies, potential acquisitions, and business combinations involving other financial institutions. These reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Cambridge. In connection with the evaluation of these strategic alternatives, Denis Sheahan, President and Chief Executive Officer of Cambridge, has had, from time to time, informal discussions with representatives of other financial institutions, including Eastern, regarding industry trends and considerations and the performance, business, strategic direction and prospects of their respective companies and has regularly updated the Cambridge board of directors regarding such discussions.

Since Mr. Sheahan became Cambridge’s President and Chief Executive Officer in April 2015, Robert F. Rivers, Eastern’s Chief Executive Officer and Chair of Eastern’s Board of Directors, and Mr. Sheahan have periodically discussed trends in the financial services industry and matters of mutual interest to their respective institutions. In addition, and several years before the communications described below, Messrs. Rivers and Sheahan had discussed the potential strategic benefits of a business combination between Eastern and Cambridge, but these discussions were preliminary and no specific price or other financial terms were discussed. Mr. Rivers also expressed Eastern’s high regard for the extensive banking experience of Mr. Sheahan. Mr. Sheahan, after discussions with the Cambridge board of directors, concluded that Cambridge’s current business strategy offered the best opportunity to enhance shareholder value and that Eastern’s preliminary interest in a potential business combination was not sufficiently compelling to engage in substantive discussions. Mr. Sheahan informed Mr. Rivers that Cambridge was not interested in pursuing a transaction at such time.

When Eastern converted from mutual to stock form in October 2020, Eastern publicly stated its belief that the vital need to make increasingly significant technological investments greatly amplified the importance of scale in banking. Eastern disclosed that to achieve greater scale, one of its strategic priorities was to prudently pursue opportunities to acquire banks in its existing and contiguous markets, focusing on banking franchises that would enhance Eastern’s funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. Eastern’s senior management viewed Cambridge as one of the most attractive acquisition opportunities in Eastern’s existing market, because of Cambridge’s attractive deposit base, including its relatively large share of deposits in the City of Cambridge, Massachusetts, its branch networks in the Massachusetts suburban communities west and north of Boston and in southern and coastal New Hampshire, and because Cambridge’s wealth management and private banking units would be complementary to Eastern’s existing business.

During the first quarter of 2023, the Eastern board of directors authorized senior management to confidentially explore the sale of Eastern Insurance Group LLC, a wholly owned subsidiary of Eastern Bank since 2002 (referred to herein as “Eastern Insurance”). Eastern Insurance acted as an agent in offering property and casualty as well as life and health insurance to both personal and commercial customers and operated through 22 non-branch offices located primarily in eastern Massachusetts. In part through Eastern Insurance’s acquisition of 36 insurance agencies, Eastern Insurance grew its revenue from approximately $28 million in 2003 to $99 million in 2022. After careful consideration of Eastern’s long-term goals, Eastern concluded that the sale of Eastern Insurance in the then current market could allow Eastern to recognize a significant valuation premium for Eastern Insurance, while allowing Eastern to focus on the growth and strategic initiatives of its core banking business. Eastern retained a nationally recognized investment banker to proactively solicit both strategic and financial buyers that Eastern anticipated would likely be interested in considering the acquisition of Eastern Insurance.

On May 12, 2023, Mr. Rivers met with Mr. Sheahan for a general discussion of the financial services industry, the local and regional economic environment and the businesses of the two institutions. During this meeting, Messrs. Rivers and Sheahan did not discuss a potential combination of Eastern and Cambridge.

Later in May 2023, as Eastern evaluated with its financial advisor the earnings potential of Eastern Insurance on a standalone basis and the pricing multiples then being paid to acquire comparable insurance agencies, Eastern’s senior management gained confidence that Eastern’s net after-tax gain from the sale of Eastern Insurance could reasonably be expected to increase Eastern’s equity and regulatory capital by approximately $200 million to $250 million and, together with the elimination of intangible assets attributable to Eastern Insurance, would increase Eastern’s tangible common equity by $293 million to $343 million. Eastern tentatively concluded that the anticipated increase in capital as a result of the sale of Eastern Insurance would present an opportunity to pursue a business combination with Cambridge at that time. The increase in tangible common equity would substantially offset the decrease in Eastern’s tangible book value per share after purchase accounting adjustments associated with the merger with Cambridge, reflecting, among other factors, the below market yield on Cambridge’s loan portfolio and the unrealized losses embedded in Cambridge’s held-to-maturity portion of its securities portfolio. Eastern also perceived that the contribution to net income anticipated from the addition of Cambridge’s wealth management unit would significantly mitigate the elimination of the contribution to net income provided by Eastern Insurance in recent years. Eastern’s senior management, with assistance from J.P. Morgan Securities LLC (“J.P. Morgan”), began to model the combined impact of the sale of Eastern Insurance and the acquisition of Cambridge. The results of that modeling, together with Eastern’s longstanding strategic interest in acquiring Cambridge, led Eastern’s senior management to conclude that Mr. Rivers should approach Mr. Sheahan to discuss a possible business combination of Eastern and Cambridge.

On June 2, 2023, Mr. Rivers contacted Mr. Sheahan to request a meeting, and the two met at Cambridge’s offices on June 7, 2023. Their discussion during this meeting focused on the Massachusetts and New England banking markets, their respective companies’ business models and strategies, and the potential operational and cultural fit between Eastern and Cambridge. In particular, they discussed the competition for low cost core deposits, their need to generate additional earnings power, their efforts to grow their respective companies’ wealth management business and the potential synergies that might be achieved in combining the two organizations and the potential for a significant premium for Cambridge shareholders in connection with a transaction with Eastern. They also discussed the implications for Eastern’s prospective financial condition and operating results of Eastern’s anticipated sale of its insurance agency business, Eastern Insurance, which Eastern hoped to complete in 2023. Although no specific financial terms of a business combination were discussed, Mr. Rivers informed Mr. Sheahan that Eastern was modeling the financial impact of an all stock acquisition of Cambridge in which the number of shares of Eastern common stock that Cambridge shareholders would receive in exchange for each share of Cambridge common stock would provide, at the time the parties announced entering into the merger agreement, a premium for Cambridge shareholders compared to the then trading price of Cambridge stock. Mr. Rivers and Mr. Sheahan also discussed the relative strengths of Cambridge’s wealth management unit and private banking division, two areas they viewed as attractive for growth. Mr. Rivers and Mr. Sheahan also discussed the executive leaders of those business units, Jeffrey Smith, Executive Vice President & Head of Wealth Management and Kerri Mooney, Senior Vice President & Director of Private Banking of Cambridge. Mr. Sheahan recommended to Mr. Rivers that if Cambridge were to combine with Eastern, the combined company should consider retaining both Mr. Smith and Ms. Mooney due to their significant expertise in wealth management and private banking. At the conclusion of the meeting, Mr. Sheahan and Mr. Rivers agreed that the parties should enter into a non-disclosure agreement to enable them to discuss a potential business combination.

On June 13, 2023, Mr. Sheahan contacted Hambleton Lord, Cambridge’s lead independent director, to inform Mr. Lord of the June 7 meeting with Mr. Rivers and Eastern’s interest in a potential business combination transaction with Cambridge.

In late June 2023, Eastern formalized its engagement of J.P. Morgan to act as Eastern’s financial advisor in connection with a possible transaction based on, among other factors, J.P. Morgan’s reputation as a nationally recognized investment banking firm, experience in mergers and acquisitions and capital markets, and familiarity with and prior work on behalf of Eastern and J.P. Morgan’s knowledge of the industry in which Eastern operates.

On June 20, 2023, at a meeting of the Eastern directors, the Eastern directors received a presentation regarding the indications of interest Eastern had received regarding the sale of Eastern Insurance. In addition, Mr. Rivers briefed the Eastern directors regarding his recent discussions with Mr. Sheahan, the generally complementary business models of Eastern and Cambridge, the strategic attractiveness to Eastern of Cambridge’s wealth management unit and private banking division, and the leadership roles with the combined company that Mr. Rivers envisioned for Mr. Sheahan, as Chief Executive Officer of the combined companies reporting directly to Mr. Rivers.

On June 21, 2023, at Eastern’s direction, representatives of J.P. Morgan held a meeting with Mr. Sheahan to discuss the financial modeling of a potential business combination between Cambridge and Eastern, including certain preliminary assumptions made by Eastern about pro forma profitability and earnings performance of the combined company.

As a starting point, the model prepared by Eastern’s senior management incorporated consensus Wall Street research estimates for Eastern and Cambridge for net income available to common shareholders, earnings per share and total assets for 2023 and 2024. The other principal assumptions, which were made before Eastern and Cambridge exchanged confidential information and before their executive officers met to plan how best to combine the two companies, were:

•	Eastern’s tangible common equity would increase by $293 million as a consequence of the sale of Eastern Insurance;

•

the net purchase accounting “fair value” adjustments of Cambridge’s assets and liabilities would reduce the carrying value of the combined company’s tangible assets by $365 million (after-tax), with Eastern assuming that the vast majority of that reduction would be accreted into the combined company’s income ratably during the first seven years after the merger;

•

the combined company would achieve expense savings and related synergies resulting from the mergers (referred to in this section as the “Synergies”) equal to 45% of Cambridge’s estimated 2024 cash non-interest expense, with Eastern assuming the Synergies would be phased-in 50% in 2024 and 100% thereafter;

•	the gross credit mark of Cambridge’s loan portfolio would total $38 million; and

•	one-time restructuring charges relating to the mergers would total $63 million (pre-tax).

On June 27, 2023, Cambridge and Eastern entered into a mutual non-disclosure agreement. As described in greater detail below, over the course of the following months, a select group of Eastern executives and employees engaged in due diligence of Cambridge Trust across a number of areas including, but not limited to, financial matters, employment matters, technology, credit, compliance and business lines.

On June 28, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management were present. Mr. Sheahan summarized his contacts with Mr. Rivers regarding a potential business combination between Cambridge and Eastern, including the conversations he had with Mr. Rivers on June 7 and with representatives of J.P. Morgan on June 21. In Mr. Sheahan’s preliminary overview of a possible combination with Eastern, Mr. Sheahan noted that if Eastern and Cambridge were able to negotiate a mutually acceptable exchange ratio, there were various factors that would make Eastern a favorable transaction partner at that time. Among other things, Eastern had been a publicly traded company for approximately three years and the trading market for its common stock was relatively liquid. Mr. Sheahan also explained that Eastern had a very strong balance sheet, with above average capital ratios (exemplified by a common equity to tier 1 capital ratio of approximately 15.7% at June 30, 2023, compared to the industry average of approximately 11% for the banks in the Nasdaq Regional Bank index) and less exposure to further increases in interest rates, having completed a balance sheet repositioning in March 2023 by selling $1.9 billion of lower yielding available for sale securities and increasing its liquidity. Mr. Sheahan also briefed the Cambridge board of directors on the anticipated increase in Eastern’s equity as a result of the sale of Eastern Insurance, which would substantially offset the decrease in Eastern’s tangible book value per share resulting from the purchase accounting adjustments to Cambridge’s assets. He noted that Eastern proposed to announce the sale of Eastern Insurance and the merger with Cambridge concurrently. After discussion, the Cambridge board of directors concluded that it should consider and discuss Eastern’s expression of interest further at the next meeting of the Cambridge board of directors with Cambridge’s advisors present.

On July 17, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells US LLP (“Hogan Lovells”), legal counsel to Cambridge, were present. During the meeting, Mr. Sheahan updated the Cambridge board on his meetings and discussions with Mr. Rivers. In addition, at this meeting, the Cambridge board of directors discussed the future and strategic plans of Cambridge. Representatives of BofA Securities provided the Cambridge board of directors with an overview of the current mergers and acquisitions market with respect to financial institutions generally and of the financial impact and process for a potential transaction, including the potential for certain strategic and operational benefits that could result from a business combination with Eastern, such as, among other things, increased resources for the combined company, improved cost efficiency and a strengthened pro forma capital position of the combined company, and other potential strategic alternatives for Cambridge. BofA Securities provided a list of potential merger partners and an overview of such other potential merger partners’ respective valuations, capital positions and estimated excess capital at the time as compared to Eastern’s valuation and excess capital. The Cambridge board of directors discussed the likely inability of such other potential merger partners to pay a comparable price as Eastern due to the interest rate environment and its effect on purchase accounting as a result of Eastern’s superior capital position as enhanced by the sale of Eastern Insurance. Mr. Sheahan discussed the opportunity presented by the combination to grow Cambridge’s wealth management and private banking operations with the larger company, led by Cambridge executives. He also referenced the benefit to Cambridge clients of Eastern’s significant capability in commercial and small business banking, the stability of Eastern’s deposit base, the similarity with Cambridge’s conservative lending profile and the potential operational efficiencies to be gained in a combination. Mr. Sheahan also discussed that Eastern’s technological capabilities were more advanced than Cambridge’s capabilities which would benefit clients. He also discussed the cultural compatibility of both organizations in terms of corporate citizenship, community engagement and community investment, and its importance to the markets in which Cambridge operates. The Cambridge board of directors discussed Cambridge’s prospects for creation of shareholder value through organic growth, the prospects for continued growth through acquisition, and the potential creation of value through a strategic business combination with another financial institution. The Cambridge board of directors also discussed the risks and challenges associated with the path of independence and organic growth, including the competition for low-cost deposits and the need for deposits to fund loan growth, the challenges of growing the wealth management business, the attractiveness of potential acquisition targets and likelihood of successfully consummating an acquisition, and the potential benefits associated with various strategic business combinations. Also at this meeting, a representative of Hogan Lovells reviewed the directors’ fiduciary duties and other legal matters in connection with the Cambridge board of directors’ evaluation of a potential business combination. Following a detailed discussion on the potential business combination between Cambridge and Eastern, the Cambridge board of directors authorized Mr. Sheahan to continue discussions with Eastern regarding a potential business combination with Eastern and to further evaluate whether such a business combination would be in the best interest of Cambridge’s shareholders. In addition, the Cambridge board of directors authorized Cambridge management to provide additional non-public information to Eastern. Given the view of the Cambridge board of directors, discussed above, that potential merger partners of Cambridge would likely be unable to offer a price comparable to Eastern’s proposal, as well as the anticipated strategic and operational benefits to Cambridge shareholders and customers of a combination with Eastern, as discussed above, the Cambridge board of directors did not request management to contact other potential merger partners and management did not do so.

On July 20, 2023, Eastern delivered a due diligence request to Cambridge, and during the following weeks, Eastern performed due diligence on Cambridge, and Mr. Sheahan and members of Cambridge senior management continued discussions with Mr. Rivers and members of Eastern senior management regarding the viability of a potential business combination with Eastern. During this time, Mr. Sheahan regularly communicated with representatives of BofA Securities and Hogan Lovells and with members of the Cambridge board of directors regarding the ongoing discussions with Eastern.

On July 26, 2023, Mr. Sheahan met with Mr. Rivers and Eastern’s board of directors at an informal dinner for the purpose of introducing Mr. Sheahan to Eastern’s board of directors. At this dinner meeting, Mr. Sheahan, Mr. Rivers and Eastern’s directors did not discuss specific terms regarding the proposed transaction.

On August 3, 2023, Mr. Rivers spoke to Mr. Sheahan by telephone and communicated a proposal for the acquisition of Cambridge by Eastern in which Eastern would exchange 5.0512 shares of Eastern common stock for each share of Cambridge common stock in an all-stock transaction utilizing a fixed exchange ratio.

On August 4, 2023, Mr. Sheahan, members of Cambridge senior management and representatives of BofA Securities held a telephonic meeting to discuss the potential transaction between Eastern and Cambridge. Representatives of BofA Securities reviewed Eastern’s initial proposed exchange ratio for the potential transaction and a preliminary analysis of the resulting financial impact.

Following this meeting, Mr. Sheahan informed Mr. Rivers that the exchange ratio of 5.0512 shares of Eastern common stock for each share of Cambridge common stock proposed by Mr. Rivers on August 3 was not sufficient, and instead, Mr. Sheahan proposed an exchange ratio of 5.2900 shares of Eastern common stock for each share of Cambridge common stock in an all-stock transaction utilizing a fixed exchange ratio. Following discussion, Mr. Rivers and Mr. Sheahan agreed to an exchange ratio of 5.2500 shares of Eastern common stock for each share of Cambridge common stock in an all-stock transaction utilizing a fixed exchange ratio.

On August 8, 2023, Cambridge formally engaged BofA Securities to act as its financial advisor in connection with a possible transaction based on, among other factors, BofA Securities’ reputation as a nationally recognized investment banking firm, experience in mergers and acquisitions and capital markets and its familiarity with the industry in which Cambridge operates. BofA Securities provided the Cambridge board of directors with its material relationship disclosure on August 30, 2023. After consideration of this disclosure, the Cambridge board of directors determined that BofA Securities did not have any material conflict of interest that would prevent it from serving as a financial advisor to Cambridge.

Also on August 8, 2023, Eastern and Nutter, McClennen & Fish, LLP (“Nutter”), legal counsel to Eastern, provided Cambridge and Hogan Lovells with an initial draft merger agreement for the proposed transaction.

On August 10, 2023, Cambridge began conducting its reverse due diligence review of Eastern.

On August 11, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells were present. Members of Cambridge management reported on the status of reverse due diligence efforts on Eastern. The Cambridge board of directors discussed Eastern’s updated non-binding indication of interest. Eastern’s updated indication of interest provided for an exchange ratio of 5.2500 shares of Eastern common stock for each share of Cambridge common stock, which, based upon the closing price of Eastern’s common stock on August 8, 2023, implied a price of $75.76 per share of Cambridge common stock. Eastern also offered to appoint four members of Cambridge’s board of directors, including Mr. Sheahan, to the Eastern and Eastern Bank boards of directors. The non-binding indication of interest was discussed in detail. Representatives of BofA Securities presented a preliminary analysis of the financial impact of the potential transaction. The Cambridge board of directors engaged in a robust discussion of the advantages and disadvantages of engaging in a business combination with Eastern at this time, including the fact that the pro forma regulatory capital ratios, assuming the completion of the sale of Eastern Insurance, would make Eastern a favorable transaction partner, particularly given the current interest rate environment. There was significant discussion regarding the use of a fixed exchange ratio and the impact on both Cambridge and Eastern shareholders of using a fixed exchange ratio. In addition, the Cambridge board of directors discussed in detail social issues related to the proposed transaction, including the executive management of the combined company following closing.

Also at the August 11, 2023 meeting of the Cambridge board of directors, representatives of BofA Securities reviewed with the Cambridge board of directors the financial condition and trading prices of Cambridge and Eastern common stock and a preliminary pro forma analysis of the proposed transaction, including the impact of the sale of Eastern Insurance’s business assuming, based on Eastern’s guidance at Cambridge’s direction, an estimated benefit to tangible common equity of $325 million. (Eastern’s guidance to BofA Securities that it anticipated a benefit to Eastern’s tangible common equity of $325 million from the sale of Eastern Insurance assumed a net after-tax gain of $240 million on the sale plus the elimination of intangible assets attributable to Eastern Insurance.) Among other things, the Cambridge board of directors considered strategic alternatives potentially available to Cambridge, including continuing as a stand-alone company, and its belief that a transaction with other potential transaction partners could not reasonably be expected to deliver the financial and operational benefits that could be achieved in the proposed merger with Eastern. At the conclusion of the meeting, the Cambridge board of directors authorized Cambridge management to continue to negotiate the terms of the potential transaction.

On August 21, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells were present. The Cambridge board of directors had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement prepared by Hogan Lovells. At the meeting, representatives of BofA Securities provided the Cambridge board of directors an update on their preliminary analysis of the financial impact of the potential transaction and provided an overview of Eastern’s anticipated sale of Eastern Insurance, which Eastern intended to announce concurrently with the announcement of a merger agreement with Cambridge. Relying upon guidance from Eastern at the direction of Cambridge, BofA Securities continued to assume for purposes of its financial analyses that the sale of Eastern Insurance would result in an estimated benefit to tangible common equity of $325 million. (Eastern’s guidance to BofA Securities that it anticipated a benefit to Eastern’s tangible common equity of $325 million from the sale of Eastern Insurance continued to assume a net after-tax gain of $240 million on the sale plus the elimination of intangible assets attributable to Eastern Insurance.) The Cambridge board of directors engaged in detailed discussions regarding the financial aspects of the proposed transaction with Eastern as well as the likelihood that the sale of Eastern Insurance would be completed. A representative of Hogan Lovells then reviewed with the Cambridge board of directors the applicable legal standards in connection with a possible business combination and, following a discussion on the Cambridge board of directors’ duties, the representative of Hogan Lovells reviewed with the Cambridge board of directors the terms of the draft merger agreement proposed by Eastern and highlighted for the Cambridge board of directors that the draft merger agreement did not condition the closing of the merger with Cambridge on the prior completion of the sale of Eastern Insurance. The Cambridge board of directors then engaged in a discussion of the merger agreement and the post-closing governance of the combined company. Following this discussion, the Cambridge board of directors authorized Cambridge management to continue to negotiate the merger agreement with Eastern. Mr. Rivers attended part of this meeting to discuss his views of the proposed merger, and the Cambridge board of directors discussed with him Mr. Sheahan’s proposed role as Chief Executive Officer and Mr. River’s role as Executive Chair.

On August 23, 2023, Cambridge and Hogan Lovells provided Eastern and Nutter with a revised draft of the merger agreement, which included a covenant of Eastern to complete the sale of Eastern Insurance and a condition to closing of the merger with Cambridge that such sale has been completed. In addition, the revised draft of the merger agreement provided that, in the event Eastern is unable to complete the sale of its insurance business and all other conditions to closing have been satisfied and the merger agreement is terminated, Eastern would be required to pay Cambridge an expense reimbursement amount.

Over the following days, Hogan Lovells and Nutter exchanged drafts of the merger agreement and Nutter provided drafts of other transaction documents, including voting agreements to be entered into by the Cambridge directors and executive officers and the various agreements to be entered into by Mr. Sheahan, Kerri Mooney, Senior Vice President & Director of Private Banking of Cambridge, Jeffrey Smith, Executive Vice President & Head of Wealth Management of Cambridge and Danielle Remis, Senior Vice President and Chief Marketing Officer of Cambridge, in connection with the merger agreement. During Mr. Sheahan’s discussions with Mr. Rivers and other Eastern executives between mid-July and mid-August 2023, Mr. Sheahan had recommended that Eastern offer to retain Ms. Remis as the Head of Marketing for Wealth Management and Private Banking for the combined company, reporting to Mr. Sheahan. See the section of this joint proxy statement/prospectus titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” on page 94 of this joint proxy statement/prospectus for additional information.

On August 28, 2023, Eastern communicated to Cambridge that Eastern was willing to accept Cambridge’s position that the merger agreement include a covenant of Eastern to complete the sale of Eastern Insurance and a condition to closing of the merger with Cambridge that such sale has been completed, and that Eastern pay an expense reimbursement amount in the event Eastern is unable to complete the sale of its insurance business and all other conditions to closing have been satisfied and the merger agreement is terminated.

Between mid-July and mid-September 2023, Mr. Rivers, James B. Fitzgerald, Eastern’s Chief Financial Officer and Chief Administrative Officer, and Kathleen C. Henry, Eastern’s General Counsel and Chief Human Resources Officer, often together with representatives of J. P. Morgan, provided frequent updates to the Eastern board of directors regarding the status of ongoing discussions with Cambridge. These updates included from time to time presentations from Mr. Fitzgerald and representatives of J.P. Morgan regarding the combined financial impact of the sale of Eastern Insurance and the acquisition of Cambridge and presented various scenarios showing the number of shares of Eastern common stock that Cambridge shareholders would receive in exchange for each share of Cambridge common stock at different exchange ratios and the corresponding impact on Eastern’s diluted earnings per share, tangible book value per share and other key metrics. Mr. Rivers, Mr. Fitzgerald, Ms. Henry and Quincy L. Miller, Eastern’s President, also reported on the results of Eastern’s due diligence review of Cambridge, including Cambridge’s wealth management philosophy and sales strategies.

From August 4, 2023 to September 7, 2023, Cambridge’s stock price had declined by approximately 18% compared to a decline of approximately 9% for Eastern, and the yield on the 10-year U.S. Treasury notes had increased from 4.06% to 4.26%, reducing the market value of Cambridge’s loans and investment securities, which in turn would increase the goodwill recognized in the merger and reduce the combined company’s tangible book value per share.

On September 10, 2023, Mr. Rivers spoke to Mr. Sheahan by telephone and communicated that Eastern was unable to undertake a business combination with Cambridge at the previously discussed fixed exchange ratio of 5.2500 shares of Eastern common stock for every share of Cambridge common stock due to market conditions, including the rising interest environment and the relative trading prices of Eastern common stock and Cambridge common stock, since August 4, 2023, as well the remaining open issues in the draft merger agreement.

On September 11, 2023, Mr. Rivers spoke to Mr. Sheahan by telephone and they discussed that each of them remained interested in a potential business combination. As discussed during the September 10, 2023 telephone call, Mr. Rivers and Mr. Sheahan acknowledged that a potential business combination on the previously discussed terms was no longer feasible and agreed that the parties would work towards discussing new terms.

On September 11, 2023, at a meeting of the Eastern board of directors, Mr. Rivers, Mr. Fitzgerald and Ms. Henry reported on the status of negotiations regarding the draft merger agreement, including the recent discussions Mr. Rivers had with Mr. Sheahan and changes to the exchange ratio that Eastern was considering to take into account changes in market conditions, as well as the relative trading prices of Eastern common stock and Cambridge common stock, since August 4, 2023, when Eastern had expressed a willingness to accept an exchange ratio of 5.2500 shares of Eastern common stock per share of Cambridge common stock. The Eastern board of directors endorsed the recommendation of Mr. Rivers that Eastern reduce the exchange ratio to 4.9560 shares of Eastern common stock per share of Cambridge common stock and propose that the exchange ratio would be subject to further adjustment such that at the time of signing the merger agreement, the implied price per share to be paid by Eastern would not materially exceed the premium based upon the current stock prices of Eastern and Cambridge.

On September 11, 2023, the Cambridge board of directors held a meeting, at which members of the Cambridge management team were present. At the meeting, Mr. Sheahan discussed the recent discussions Mr. Sheahan had with Mr. Rivers and provided an update on the status of the proposed transaction with Eastern, including the sale of Eastern Insurance’s business and certain Eastern loan matters.

On September 12, 2023, Mr. Rivers delivered to Mr. Sheahan an update to the exchange ratio that Eastern was willing to offer in the proposed business combination. Mr. Rivers indicated that Eastern’s new exchange ratio was 4.9560 shares of Eastern common stock per share of Cambridge common stock. He further indicated

that the exchange ratio would be subject to further adjustment such that at the time of signing the merger agreement, the implied price per share to be paid by Eastern would not represent a premium in excess of 28% of the closing price of Cambridge common stock on the trading day prior to signing. Mr. Rivers informed Mr. Sheahan of the rationale underlying Eastern’s decision to decrease the exchange ratio.

On September 12 and September 13, 2023, representatives of BofA Securities and representatives of J.P. Morgan and members of management of Cambridge and Eastern held several telephonic meetings during which they discussed Eastern’s revised proposal. Following these meetings, Mr. Rivers and Mr. Sheahan agreed to Eastern’s proposal of 4.9560 shares of Eastern common stock per share of Cambridge common stock, subject to the approval of the Eastern and Cambridge boards of directors.

On September 14, 2023, Eastern and Nutter provided Cambridge and Hogan Lovells with drafts of the offer letters and related executive agreements for Ms. Mooney, Mr. Smith and Ms. Remis, which agreements were later finalized and executed.

On September 15, 2023, the Cambridge board of directors held a meeting at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells were present. During the meeting, Mr. Sheahan provided the Cambridge board of directors with an update on the status of negotiations, including the decrease in proposed exchange ratio and the status of certain benefits matters. In addition, representatives of BofA Securities provided the Cambridge board of directors with an updated financial analysis based on the revised exchange ratio. A representative of Hogan Lovells then updated the Cambridge board of directors on the status of the merger agreement and the terms as negotiated to date, noting that, other than exchange ratio, there were no major issues remaining in the merger agreement. The Cambridge board of directors engaged in discussions regarding the terms of the proposed transaction and determined that, despite the reduction in price, the proposed transaction with Eastern was still in the best interests of Cambridge and its shareholders. Following this discussion, the Cambridge board of directors authorized Cambridge management to negotiate the exchange ratio and accept an exchange ratio of at least 4.9560 shares of Eastern common stock per share of Cambridge common stock price but not to accept any further adjustment to the exchange ratio as a result of movement in the companies’ share prices before signing.

On September 15, 2023, Mr. Sheahan informed Mr. Rivers that the Cambridge board of directors did not agree to Eastern’s proposal that the exchange ratio be subject to further adjustment based on a cap on the premium that the implied price represents over Cambridge’s closing stock price prior to signing. Mr. Sheahan also discussed increasing the exchange ratio but Mr. Rivers stated that the proposed exchange ratio of 4.9560 shares of Eastern common stock per share of Cambridge common stock was Eastern’s best and final offer, although Eastern would agree to remove the cap on the premium.

In the discussions between Eastern and Cambridge from September 10 through September 15, 2023 leading to the final exchange ratio, the financial modeling on which Eastern and Cambridge relied reflected the following assumptions, which had been updated or refined by Eastern and Cambridge since the meeting that J.P. Morgan held with Mr. Sheahan on June 21, 2023 discussed above. The model incorporated consensus Wall Street research estimates for Eastern and Cambridge for net income available to common shareholders, earnings per share and total assets for 2023 and 2024, which were based upon the operating results Eastern and Cambridge reported for the quarter ended June 30, 2023. The consensus earnings estimates assumed the net income available to common shareholders for 2023 and 2024 would be 6.6% and 8.0% less for Eastern and 7.6% and 14.3% less for Cambridge than the consensus estimates used in the June 21, 2023 presentation. The other principal assumptions, which reflected the parties’ completion of their due diligence review of confidential information and discussions among their executive officers regarding how best to combine the two companies, were:

•

Eastern’s tangible common equity would increase by $365 million as a consequence of the sale of Eastern Insurance (compared to $293 million in the June 21, 2023 presentation), reflecting the anticipated final terms of Eastern’s agreement with Gallagher;

•

the net purchase accounting “fair value” adjustments of Cambridge’s assets and liabilities would reduce the carrying value of the combined company’s tangible assets by $446 million (after-tax), a further reduction of $81 million compared to the June 21, 2023 presentation, reflecting the increased interest rates since that date, with Eastern and Cambridge assuming that the vast majority of that reduction would be accreted into the combined company’s income ratably during the first seven years after the merger;

•

the combined company would achieve Synergies equal to 34% of Cambridge’s estimated 2024 cash non-interest expense (compared to 45% in the June 21, 2023 presentation), with Eastern and Cambridge assuming the Synergies would be phased-in 50% in 2024 and 100% thereafter;

•	the gross credit mark of Cambridge’s loan portfolio would total $44 million (compared to $38 million in the June 21, 2023 presentation); and

•	one-time restructuring charges relating to the mergers would total $70 million (pre-tax) (compared to $63 million in the June 21, 2023 presentation).

Between September 15, 2023 and September 18, 2023, Nutter and Hogan Lovells exchanged drafts of the merger agreement and worked towards finalizing the terms and conditions of the transaction. Also during this time, Mr. Sheahan communicated with Mr. Rivers and Ms. Henry regarding unresolved terms of the merger agreement relating primarily to the details regarding how outstanding Cambridge equity awards would be treated in the merger.

On September 18, 2023, the Cambridge board of directors held a meeting at which members of Cambridge’s management and representatives of BofA Securities and representatives of Hogan Lovells were present. The Cambridge board of directors had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement prepared by Hogan Lovells. At the meeting, representatives of Hogan Lovells discussed the terms of the merger agreement and related transaction documents (including the voting agreements) with the Cambridge board of directors, highlighting material changes to the terms of the merger agreement since the initial terms of the merger agreement were discussed with the Cambridge board of directors at its August 21 meeting. Representatives of BofA Securities reviewed with the Cambridge board of directors BofA Securities’ financial analysis of the transaction. The Cambridge board of directors engaged in detailed discussions of the terms of the merger agreement and BofA Securities’ analyses.

Also on September 18, 2023, Eastern and Nutter provided Cambridge and Hogan Lovells with a draft of the offer letter for Mr. Sheahan, confirming that he is expected to receive an annual base salary and annual cash-based short-term incentive and long-term equity incentive award opportunities consistent with the terms of Eastern’s incentive plans and providing that the details of Mr. Sheahan’s compensation will be determined in the normal course by Eastern’s board of directors upon recommendations from its Compensation and Human Capital Management Committee and become effective as of March 1, 2024 or, if later, the completion of the merger. The offer letter also memorialized Eastern’s understanding with Mr. Sheahan that, as of December 31, 2024, Eastern will freeze the accrual of future benefits under Mr. Sheahan’s nonqualified defined benefit supplemental executive retirement plan with Cambridge in exchange for an Eastern equity grant to be awarded in 2025. See the section titled “—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for additional information.

At a meeting of the Cambridge board of directors held on September 19, 2023, which was attended by members of Cambridge’s management and representatives of BofA Securities and Hogan Lovells, the Cambridge board of directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Cambridge board of directors had been provided with a set of meeting materials in advance of the meeting, including the final form of the merger agreement. A representative of Hogan Lovells provided the Cambridge board of directors with an update on the terms of the merger agreement that had changed since the Cambridge board of directors’ meeting held the prior day. Representatives of BofA Securities also reviewed with Cambridge’s board of directors its financial analysis of the exchange ratio and delivered to Cambridge’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated September 19, 2023, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Cambridge common stock. After considering the proposed terms of the merger agreement and related transaction documents and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the Cambridge board of directors, including the strategic alternatives discussed at those meetings and the factors described under the sections of this joint proxy statement/prospectus titled “—Cambridge’s Reasons for the Merger” and “—Recommendation of the Cambridge Board of Directors”, the Cambridge board of directors unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were in the best interests of Cambridge and its shareholders, and the directors unanimously approved and adopted the merger agreement and the transactions contemplated by it and unanimously determined to recommend that Cambridge’s shareholders approve the merger agreement.

At a meeting of the Eastern board of directors held on September 19, 2023, which was attended by members of Eastern’s management and representatives of J.P. Morgan and Nutter, the Eastern board of directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Eastern board of directors had been provided with a set of meeting materials in advance of the meeting, including a substantially final form of the merger agreement and a summary of the material terms of the merger agreement prepared by Nutter. At the meeting, representatives of Nutter discussed the terms of the merger agreement with the Eastern board of directors. Representatives of J.P. Morgan reviewed with the Eastern board of directors J.P. Morgan’s financial analyses of the exchange ratio of 4.956 of Eastern common stock for each share of Cambridge common stock in the proposed merger and, following discussion, rendered to the Eastern board of directors J.P. Morgan’s oral opinion, which was subsequently confirmed by delivery to the Eastern board of directors of a written opinion dated September 19, 2023, to the effect that as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to Eastern. For a detailed discussion of J.P. Morgan’s opinion, see the section of this joint proxy statement/prospectus titled “Opinion of Eastern’s Financial Advisor” beginning on page 81 of this joint proxy statement/prospectus. Mr. Rivers and Ms. Henry reviewed the changes to the Eastern’s governance structure that would occur upon the completion of the merger, as discussed at prior meetings of Eastern’s board of directors, including Mr. Sheahan’s role serving as Eastern’s Chief Executive Officer and reporting to Mr. Rivers as Executive Chair, and the addition to Eastern’s board of directors of Mr. Sheahan and three additional Cambridge directors to be selected by Eastern upon consultation with Cambridge and who will be independent of Eastern in accordance with applicable stock exchange standards. Ms. Henry also summarized the material terms of the proposed arrangements with Mr. Sheahan, Mr. Smith and Ms. Mooney. After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors and senior management, and taking into consideration the matters discussed during that meeting and prior meetings of the Eastern board of directors, including the factors described under the sections of this joint proxy statement/prospectus titled “—Eastern’s Reasons for the Merger” and “—Recommendation of the Eastern Board of Directors,” the Eastern board of directors unanimously determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were in the best interests of Eastern and its shareholders, and the directors unanimously approved and adopted the merger agreement and the transactions contemplated by it and unanimously determined to recommend that Eastern’s shareholders approve the merger agreement.

Following the conclusion of the respective board meetings of Cambridge and Eastern on September 19, 2023, Eastern entered into a definitive agreement to sell Eastern Insurance’s business, and shortly thereafter Cambridge and Eastern executed the merger agreement, the directors and executive officers of Cambridge executed the voting agreements with Eastern, and Messrs. Sheahan and Smith executed their respective executive agreements. Later that afternoon, each of Eastern and Cambridge issued a press release announcing the execution of the merger agreement and, in Eastern’s case, the execution of the Eastern Insurance agreement. Eastern’s press release disclosed that it anticipated realizing a $260 million net after-tax gain on the sale of Eastern Insurance. Taking into account both the net after-tax gain on the sale of Eastern Insurance and the elimination of intangible assets attributable to Eastern Insurance, Eastern estimated at that time the sale of Eastern Insurance would increase Eastern’s tangible common equity by approximately $365 million.

Eastern completed the sale of Eastern Insurance’s business on October 31, 2023 on the terms announced on September 19, 2023. See the section of this joint proxy statement/prospectus titled “Recent Developments” on page 34 of this joint proxy statement/prospectus for additional information regarding the sale of Eastern Insurance’s business. (In addition to the estimated increase in Eastern’s tangible common equity of approximately $365 million anticipated on September 19, 2023, Eastern also recognized during the quarter ended December 31, 2023 an additional $15 million benefit due to a pension expense reduction resulting from the separation of the Eastern Insurance employees in connection with the sale.)

Recommendation of Cambridge’s Board of Directors

Cambridge’s board of directors has unanimously approved the merger agreement and unanimously recommends that Cambridge shareholders vote “FOR” the approval of the Cambridge Merger Proposal.

Cambridge’s Reasons for the Merger

After careful consideration, at a meeting held on September 19, 2023, the Cambridge board of directors unanimously determined that the merger, the merger agreement and any related agreements to be entered into pursuant to the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Cambridge and its shareholders and approved the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR” the merger proposal, the Cambridge board of directors evaluated the merger agreement, the merger and the other transactions contemplated thereby in consultation with Cambridge management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

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its knowledge of Cambridge’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Eastern;

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its understanding of Eastern’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects, taking into account presentations by senior management of its due diligence review of Eastern;

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the Cambridge board of director’s belief that significant growth in earnings is required for Cambridge to be in a position to deliver a competitive return to its shareholders and that achieving such growth in earnings is uncertain would require significant investment in both resources and time to endeavor to achieve those results;

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its belief that the merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to Cambridge’s shareholders as compared to continuing to operate as a stand-alone entity;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

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the anticipated pro forma impact of the merger on Eastern, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

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the opinion of BofA Securities, dated September 19, 2023, to Cambridge’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the holders of Cambridge common stock, as more fully described below in the section titled “Opinion of Cambridge’s Financial Advisor;”

•

the structure of the transaction as a stock-for-stock merger, which offers Cambridge shareholders the opportunity to participate as shareholders of Eastern in the future performance of the combined company;

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the board’s understanding that the merger will qualify as a “reorganization” under Section 368(a) of the Code and that, as a result, Cambridge’s shareholders will not recognize gain or loss with respect to their receipt of Eastern common stock in the merger;

•

the fact that the exchange ratio is fixed, which the Cambridge board of directors believes is consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that the more active trading market in Eastern common stock would give Cambridge shareholders greater liquidity for their investment;

•	the benefits to Cambridge and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•

the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Cambridge, including its borrowers, customers, depositors, employees, and communities;

•	the effects of the merger on Cambridge employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Cambridge employees;

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the enhanced likelihood of realizing the strategic benefits of the proposed combination that the Cambridge board of directors believes will result from the continuity provided to Cambridge shareholders by the corporate governance aspects of the proposed combination, including Eastern’s agreement, upon the closing of the merger, to appoint four current members of the Cambridge board of directors, including Mr. Sheahan, as directors of Eastern and Eastern Bank and to appoint Mr. Sheahan as Eastern’s Chief Executive Officer, reporting to Mr. Rivers, Eastern’s current Chief Executive Officer and Chair of the Board of Directors, and upon completion of the merger, Mr. Rivers will become Eastern’s Executive Chair but will remain Eastern’s principal executive officer and Chair of the Board of Directors;

•

the Cambridge board’s understanding of the current and prospective environment in which Cambridge and Eastern operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Eastern to complete the merger from a financial and regulatory perspective;

•	the low probability of securing a more attractive proposal from another institution capable of consummating the transaction;

•	the low probability of Cambridge completing a desirable acquisition in the near term; and

•

the board’s review with its independent legal advisor, Hogan Lovells, of the material terms of the merger agreement, including (i) the ability of the Cambridge board of directors, in response to an unsolicited third-party proposal or an intervening event, to change or withhold its recommendation to the Cambridge shareholders if it concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law and (ii) the requirement that Cambridge nevertheless submit the merger agreement to its shareholders for approval even if the Cambridge board of directors withdraws its recommendation to approve the merger agreement.

The Cambridge board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to Cambridge shareholders could be adversely affected by a decrease in the trading price of Eastern common stock during the pendency of the merger;

•	the potential risk of diverting management attention and resources from the operation of Cambridge’s business and towards the completion of the merger;

•

the restrictions on the conduct of Cambridge’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Cambridge from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Cambridge absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Cambridge’s business, operations and workforce with those of Eastern;

•

the fact that the interests of certain of Cambridge’s executive officers and directors may be different from, or in addition to, the interests of Cambridge’s other shareholders as described under the heading “The Merger—Certain Interests of Cambridge’s Executive Officers and Directors in the Merger”;

•

that, while Cambridge expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals or Cambridge or Eastern shareholder approval might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•

the fact that: (i) Cambridge would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Cambridge would be obligated to pay to Eastern a termination fee of $21.0 million if the merger agreement is terminated under certain circumstances, which, although the Cambridge board of directors believed such termination fee was consistent with market practice for transactions of this type, may discourage other parties potentially interested in a strategic transaction with Cambridge from pursuing such a transaction; and

•	the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

The foregoing discussion of the information and factors considered by the Cambridge board of directors is not intended to be exhaustive, but includes the material factors considered by the board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Cambridge board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cambridge board of directors considered all these factors as a whole, including discussions with, and questioning of Cambridge’s management and Cambridge’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

This summary of the reasoning of the Cambridge board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Cambridge’s Financial Advisor

Cambridge has retained BofA Securities to act as Cambridge’s financial advisor in connection with the merger. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cambridge selected BofA Securities to act as Cambridge’s financial advisor in connection with the merger on the basis of BofA Securities’ experience in transactions similar to the merger and its reputation in the investment community.

On September 19, 2023, at a meeting of Cambridge’s board of directors held to evaluate the merger, BofA Securities delivered to Cambridge’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated September 19, 2023, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to holders of Cambridge common stock.

The full text of BofA Securities’ written opinion to Cambridge’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this document and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to Cambridge’s board of directors for the benefit and use of Cambridge’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Securities’ opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Cambridge or in which Cambridge might engage or as to the underlying business decision of Cambridge to proceed with or effect the merger. BofA Securities’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger or any related matter.

In connection with rendering its opinion, BofA Securities:

(i)	reviewed certain publicly available business and financial information relating to Cambridge and Eastern;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cambridge furnished to or discussed with BofA Securities by the management of Cambridge, including certain financial forecasts relating to Cambridge prepared by the management of Cambridge (such forecasts, the “Cambridge Management Forecasts”);

(iii)

reviewed certain publicly available financial forecasts relating to Eastern with respect to calendar years 2023 and 2024, as extrapolated for subsequent years using assumed growth rates furnished by the management of Eastern, in each case as approved for BofA Securities’ use by Cambridge (such forecasts, the “Eastern Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the managements of Cambridge and Eastern to result from the merger;

(v)

discussed the past and current business, operations, financial condition and prospects of Cambridge with members of senior managements of Cambridge, and discussed the past and current business, operations, financial condition and prospects of Eastern with members of senior managements of Cambridge and Eastern;

(vi)

reviewed a draft, dated September 18, 2023, of that certain Asset Purchase Agreement (the “Draft Asset Purchase Agreement” and, upon final execution thereof, the “Asset Purchase Agreement”) by and among Eastern, Eastern Bank, Eastern Insurance Group LLC, a Massachusetts limited liability company (“Eastern Insurance”) and Arthur J. Gallagher Risk Management Services, LLC, a Delaware limited liability company (“Gallagher”), under which Gallagher will purchase from Eastern Insurance, and Eastern Insurance will sell to Gallagher, the Purchased Assets (as such term is defined in the Draft Asset Purchase Agreement) (such transaction, the “Eastern Insurance Agency Sale”);

(vii)	reviewed certain financial information and estimates related to the Eastern Insurance Agency Sale furnished to or discussed with BofA Securities by the management of Eastern;

(viii)

reviewed the potential pro forma financial impact of the merger and the potential pro forma financial impact of the Eastern Insurance Agency Sale on the future financial performance of Eastern, including the potential effect on Eastern’s estimated earnings per share;

(ix)

reviewed the trading histories for Cambridge common stock and Eastern common stock and a comparison of such trading histories with the trading histories of other companies BofA Securities deemed relevant;

(x)	compared certain financial and stock market information of Cambridge and Eastern with similar information of other companies BofA Securities deemed relevant;

(xi)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(xii)

reviewed the relative financial contributions of Cambridge and Eastern, taking into account the impact of the Eastern Insurance Agency Sale, to the future financial performance of the combined company on a pro forma basis;

(xiii)	reviewed the merger agreement; and

(xiv)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Cambridge and Eastern that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cambridge Management Forecasts, BofA Securities was advised by Cambridge, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cambridge as to the future financial performance of Cambridge. As Cambridge’s board of directors was aware, BofA Securities was not provided with, nor did it have access to, financial forecasts relating to Eastern prepared by the management of Eastern. Accordingly, BofA Securities was advised by Cambridge and assumed, with the consent of Cambridge, that the Eastern Forecasts were a reasonable basis upon which to evaluate the future financial performance of Eastern and used the Eastern Forecasts in performing its analyses. With respect to the Cost Savings, BofA Securities was advised by Cambridge, and assumed, with the direction and consent of Cambridge, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of Eastern. BofA Securities relied, at the direction of Cambridge, on the assessments of the managements of Cambridge and Eastern as to Eastern’s ability to achieve the Cost Savings and was advised by Cambridge and Eastern, and assumed, with the consent of Cambridge, that the Cost Savings will be realized in the amounts and in the time projected. BofA Securities relied, at the direction of Cambridge, upon the assessments of the management of Cambridge as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting Cambridge and its business. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cambridge or Eastern, nor did it make any physical inspection of the properties or assets of Cambridge or Eastern. BofA Securities did not evaluate the solvency or fair value of Cambridge or Eastern under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Cambridge, that the merger and the Eastern Insurance Agency Sale, in each case, would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger and the Eastern Insurance Agency Sale, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Cambridge, Eastern or the contemplated benefits of the merger or of the Eastern Insurance Agency Sale. BofA Securities also assumed, at the direction of Cambridge, that the merger and the holdco merger, taken together, will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. BofA Securities also assumed, at the direction of Cambridge, that the final executed Asset Purchase Agreement will not differ in any material respect from the Draft Asset Purchase Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any voting or support agreements or any governance or other arrangements, agreements or understandings entered into in connection with or related to the merger, any related transactions or otherwise. As Cambridge’s board of directors was aware, BofA Securities was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Cambridge or any alternative transaction. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Cambridge common stock and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Cambridge or in which Cambridge might engage or as to the underlying business decision of Cambridge to proceed with or effect the merger. BofA Securities did not express any view or opinion as to what the value of Eastern common stock actually would be when issued or the prices at which Cambridge common stock or Eastern common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Securities expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger or any other matter. Except as described above, Cambridge imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities.

The following represents a brief summary of the material financial analyses presented by BofA Securities to Cambridge’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Cambridge Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for Cambridge and the following 18 publicly traded bank holding companies:

•	1st Source Corporation

•	Alerus Financial Corp

•	Amerant Bancorp Inc.

•	Arrow Financial Corporation

•	Bar Harbor Bankshares

•	Camden National Corporation

•	Chemung Financial Corp.

•	Farmers National Banc Corp

•	Financial Institutions Inc.

•	First Mid Bancshares, Inc.

•	First Western Financial Inc.

•	Midland States Bancorp Inc.

•	Orrstown Financial Services, Inc.

•	Peapack-Gladstone Financial Corporation

•	Park National Corporation

•	Stock Yards Bancorp, Inc.

•	Univest Financial Corporation

•	Washington Trust Bancorp, Inc.

BofA Securities reviewed, among other things the closing stock prices of the selected publicly traded companies on September 15, 2023, as a multiple of (i) calendar year 2023 and 2024 estimated earnings per share, commonly referred to as EPS, and (ii) tangible book value per share, commonly referred to as TBVPS, as of June 30, 2023. The calendar year 2023 estimated EPS multiples observed for the Cambridge selected publicly traded companies ranged from 5.2x to 13.0x. The calendar year 2024 estimated EPS multiples observed for the Cambridge selected publicly traded companies ranged from 5.3x to 14.2x. The TBVPS multiples observed for the Cambridge selected publicly traded companies ranged from 0.78x to 2.60x. BofA Securities then applied (i) calendar year 2023 and 2024 EPS multiples of 6.8x to 11.5x and 7.5x to 12.0x, respectively, derived from the Cambridge selected publicly traded companies, and (ii) TBVPS multiples of 0.88x to 1.77x, derived from the Cambridge selected publicly traded companies to calendar year 2023 and 2024 estimated EPS and Cambridge’s TBVPS as of June 30, 2023. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Cambridge were based on the Cambridge Management Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Cambridge, as compared to the per share price of Cambridge common stock implied by the exchange ratio in the merger, calculated based on the closing price of Eastern common stock on September 15, 2023, multiplied by the exchange ratio:

Implied Per Share Equity Value Reference Ranges for Cambridge			Per Share Equity Value Implied by Exchange Ratio
2023 EPS	2024 EPS	TBVPS
$33.97 – $57.66	$33.25 – $53.46	$51.26 – $102.48	$67.95

No company used in this analysis is identical or directly comparable to Cambridge. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Cambridge was compared.

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following 19 selected bank transactions in the Northeast and Mid-Atlantic regions of the United States with a value between $200 million and $1 billion announced since January 1, 2018:

Acquiror	Target

• Shore Bancshares, Inc.	• The Community Financial Corporation

• NBT Bancorp Inc.	• Salisbury Bancorp, Inc.

• Brookline Bancorp, Inc.	• PCSB Financial Corporation

• F.N.B. Corporation	• Howard Bancorp, Inc.

• Lakeland Bancorp, Inc.	• 1st Constitution Bancorp

• Valley National Bancorp	• The Westchester Bank Holding Corporation

• Eastern Bankshares, Inc.	• Century Bancorp, Inc.

• WSFS Financial Corporation	• Bryn Mawr Bank Corporation

• SVB Financial Group	• Boston Private Financial Holdings, Inc.

• Bridge Bancorp Inc.	• Dime Community Bancshares, Inc.

• Provident Financial Services, Inc.	• SB One Bancorp

• Sandy Spring Bancorp, Inc.	• Revere Bank

• WesBanco, Inc.	• Old Line Bancshares, Inc.

• People’s United Financial, Inc.	• United Financial Bancorp, Inc.

• Valley National Bancorp	• Oritani Financial Corp.

• S&T Bancorp, Inc.	• DNB Financial Corporation

• People’s United Financial, Inc.	• BSB Bancorp, Inc.

• Independent Bank Corp.	• Blue Hills Bancorp, Inc.

• People’s United Financial, Inc.	• First Connecticut Bancorp, Inc.

BofA Securities reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, (i) as a multiple of the target company’s TBVPS as of June 30, 2023 and (ii) as a multiple of the target company’s one-year forward estimated EPS. The multiples of the target companies’ TBVPS for the selected transactions ranged from 0.96x to 2.29x (with a median of 1.60x). The multiples of the target companies’ one-year forward estimated EPS for the selected transactions ranged from 5.8x to 26.0x (with a median of 14.9x). BofA Securities then applied TBVPS multiples of 1.36x to 1.84x, which endpoints reflect 85% and 115% of the median of such selected transactions’ TBVPS multiples, to Cambridge’s rate-mark adjusted TBVPS as of June 30, 2023. BofA Securities then applied one-year forward EPS multiples of 12.7x to 17.1x, which endpoints reflect 85% and 115% of the median of such selected transactions EPS multiples, to Cambridge’s calendar year 2024 estimated EPS. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Cambridge were based on the Cambridge Management Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Cambridge, as compared to the per share price of Cambridge common stock implied by the exchange ratio in the merger, calculated based on the closing price of Eastern common stock on September 15, 2023, multiplied by the exchange ratio:

Implied Per Share Equity Value Reference Ranges for Cambridge		Per Share Equity Value Implied by Exchange Ratio
TBVPS	2024 EPS
$78.95 – $106.82	$56.36 – $76.25	$67.95

No company, business or transaction used in this analysis is identical or directly comparable to Cambridge or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Cambridge and the merger were compared.

Dividend Discount Analysis. BofA Securities performed a dividend discount analysis of Cambridge and used the results to determine an implied exchange ratio for the merger. BofA Securities calculated the estimated present value of the capital available for distribution that Cambridge was forecasted to generate during the first fiscal quarter of 2024 through 2029, based on the Cambridge Management Forecasts. For purposes of calculating the terminal values for Cambridge, BofA Securities applied terminal forward multiples of 9.0x to 13.0x, which range was selected based on BofA Securities’ professional judgement and experience, to Cambridge’s 2029 adjusted GAAP net income based on the Cambridge Management Forecasts. The capital available for distribution and the terminal values were then discounted to present value as of March 31, 2024 using discount rates ranging from 8.4% to 9.9%, which were based on an estimate of Cambridge’s cost of equity. This analysis indicated the following approximate implied per share value range for Cambridge common stock, as compared to the per share price of Cambridge common stock implied by the exchange ratio in the merger, calculated based on the closing price of Eastern common stock on September 15, 2023, multiplied by the exchange ratio:

Implied Per Share Equity Value Reference Ranges for Cambridge	Per Share Equity Value Implied by Exchange Ratio
$59.53 – $78.28	$67.95

Eastern Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for Eastern and the following 15 publicly traded bank holding companies:

•	Berkshire Hills Bancorp, Inc.

•	Brookline Bancorp, Inc.

•	Community Bank System, Inc.

•	Customers Bancorp, Inc.

•	Dime Community Bancshares, Inc.

•	Eagle Bancorp, Inc.

•	First Commonwealth Financial Corporation

•	F.N.B. Corporation

•	Fulton Financial Corporation

•	Independent Bank Corp.

•	NBT Bancorp Inc.

•	OceanFirst Financial Corp.

•	Provident Financial Services, Inc.

•	Sandy Spring Bancorp, Inc.

•	WSFS Financial Corporation

BofA Securities reviewed, among other things, the closing stock prices of the selected publicly traded companies on September 15, 2023, as a multiple of (i) calendar year 2023 and 2024 EPS, and (ii) TBVPS, as of

June 30, 2023. The calendar year 2023 estimated EPS multiples observed for the Eastern selected publicly traded companies ranged from 5.7x to 12.5x. The calendar year 2024 estimated EPS multiples observed for the Eastern selected publicly traded companies ranged from 5.3x to 13.0x. The TBVPS multiples observed for the Eastern selected publicly traded companies ranged from 0.62x to 3.26x. BofA Securities then applied (i) calendar year 2023 and 2024 EPS multiples of 7.6x to 10.2x and 7.5x to 10.1x, respectively, derived from the Eastern selected publicly traded companies, and (ii) TBVPS multiples of 0.85x to 1.52x derived from the Eastern selected publicly traded companies to calendar year 2023 and 2024 estimated EPS and Eastern’s TBVPS as of June 30, 2023. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Eastern were based on the Eastern Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Eastern (which include an adjustment to reflect the estimated excess capital generated through the proposed Eastern Insurance Agency Sale), as compared to the closing per share price of Eastern common stock on September 15, 2023:

Implied Per Share Equity Value Reference Ranges for Eastern			Closing Trading Price of Eastern Common Stock on September 15, 2023
2023 EPS	2024 EPS	TBVPS
$11.26 – $14.50	$10.24 – $12.99	$11.10 – $18.21	$13.71

No company used in this analysis is identical or directly comparable to Eastern. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Eastern was compared.

Dividend Discount Analysis. BofA Securities performed a dividend discount analysis of Eastern and used the results to determine an implied exchange ratio for the merger. BofA Securities calculated the estimated present value of the capital available for distribution that Eastern was forecasted to generate during the first fiscal quarter of 2024 through 2029, adjusted for the estimated excess capital generated through the proposed Eastern Insurance Agency Sale per Eastern management guidance, based on the Eastern Forecasts. For purposes of calculating the terminal values for Eastern, BofA Securities applied terminal forward multiples of 9.0x to 13.0x, which range was selected based on BofA Securities’ professional judgement and experience, to Eastern’s 2029 adjusted GAAP net income based on the Eastern Forecasts. The capital available for distribution and the terminal values were then discounted to present value as of March 31, 2024 using discount rates ranging from 9.7% to 11.7%, which were based on an estimate of Eastern’s cost of equity. This analysis indicated the following approximate implied per share value range for Eastern common stock on a standalone basis, as compared to the closing per share price of Eastern common stock on September 15, 2023:

Implied Per Share Equity Value Reference Ranges for Eastern	Closing Trading Price of Eastern Common Stock on September 15, 2023
$15.40 – $18.53	$13.71

Summary of Material Relative Financial Analyses.

Implied Exchange Ratio Analysis—Selected Publicly Traded Companies Analysis. Utilizing the implied per share equity value reference ranges derived for Cambridge described above under the section titled “—Cambridge Financial Analyses—Selected Publicly Traded Companies Analysis” and Eastern described above under the section titled “—Eastern Financial Analyses—Selected Publicly Traded Companies Analysis” for each of Cambridge and Eastern, as applicable, by dividing the low endpoint and the high endpoint of the per share equity reference range derived for Cambridge by the high endpoint and low endpoint of the per share equity reference range derived for Eastern, respectively, BofA Securities calculated an approximate implied exchange ratio reference range. This analysis indicated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio		Exchange Ratio

2023 EPS	2024 EPS	TBVPS
2.343x – 5.119x	2.560x – 5.218x	2.814x – 9.232x	4.956x

Implied Exchange Ratio Analysis—Dividend Discount Analysis. Utilizing the implied per share equity value reference ranges derived for Cambridge described above under the section titled “—Cambridge Financial Analyses—Dividend Discount Analysis” and for Eastern described above under the section titled “—Eastern Financial Analyses—Dividend Discount Analysis” for each of Cambridge and Eastern, as applicable, by dividing the low endpoint and the high endpoint of the per share equity reference range derived for Cambridge by the high endpoint and low endpoint of the per share equity reference range derived for Eastern, respectively, BofA Securities calculated approximate implied exchange ratio reference range. This analysis indicated the following approximate implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Dividend Discount Analysis	Exchange Ratio
3.213x – 5.084x	4.956x

Other Factors

In rendering its opinion, BofA Securities also reviewed and considered other factors, including:

•

historical trading prices of Cambridge common stock and Eastern common stock during the one-year period ended September 15, 2023, which indicated low and high closing prices for Cambridge common stock and Eastern common stock during such period of $44.62 to $93.00 per share and $9.93 to $21.54, respectively, as compared to the closing prices of Cambridge common stock and Eastern common stock on September 15, 2023 of $51.25 per share and $13.71 per share, respectively;

•

publicly available research analysts’ price targets for Cambridge common stock and Eastern common stock, which indicated low to high price targets for Cambridge common stock and Eastern common stock of approximately $56.00 to $65.00 per share and $14.00 to $16.50 per share, respectively, as compared to the closing prices of Cambridge common stock and Eastern common stock on September 15, 2023 of $51.25 per share and $13.71 per share, respectively; and

•

certain pro forma financial effects of the merger, taking into account the impact of the Eastern Insurance Agency Sale, on Cambridge’s calendar years 2024 and 2025 estimated EPS, calendar year 2024 estimated dividends per share and TBVPS. Based on the exchange ratio, the analysis indicated that the merger would be accretive to Cambridge’s estimated EPS for calendar year 2024 by 51.5%, accretive to Cambridge’s estimated EPS for calendar year 2025 by 55.6%, dilutive to Cambridge’s dividends per share by 22.3% and dilutive to Cambridge’s TBVPS by 12.9%. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Securities to Cambridge’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cambridge and Eastern. The estimates of the future performance of Cambridge and Eastern in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, of the exchange ratio and were provided to Cambridge’s board of directors in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of Cambridge or Eastern.

The type and amount of consideration payable in the merger was determined through negotiations between Cambridge and Eastern, rather than by any financial advisor, and was approved by Cambridge’s board of directors. The decision to enter into the merger agreement was solely that of Cambridge’s board of directors. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by Cambridge’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Cambridge’s board of directors or management with respect to the merger or the exchange ratio.

Cambridge has agreed to pay BofA Securities for its services in connection with the merger an aggregate fee, which is currently estimated, based on the information available as of the date of announcement of the merger, to be approximately $5.7 million, a portion of which was payable upon delivery of its opinion and a significant portion of which is contingent upon consummation of the merger. Cambridge also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Cambridge, Eastern and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Cambridge and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as manager or underwriter for a certain note offering of Wellesley Bank (now Cambridge Trust Company) and (ii) having provided or providing certain treasury management services and products to Cambridge. From August 1, 2021 through July 31, 2023, BofA Securities and its affiliates derived aggregate revenues from Cambridge of less than $1 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Eastern and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under certain credit and other facilities of Eastern, (ii) having provided or providing certain treasury management services and products to Eastern and (iii) having provided or providing certain derivatives trading services to Eastern. From August 1, 2021 through July 31, 2023, BofA Securities and its affiliates derived aggregate revenues from Eastern of less than $1 million for investment and corporate banking services.

Recommendation of Eastern’s Board of Directors

Eastern’s board of directors has unanimously approved the merger agreement and unanimously recommends that Eastern’s shareholders vote “FOR” the approval of the Eastern Share Issuance Proposal.

Eastern’s Reasons for the Merger

After careful consideration, the Eastern board of directors, at a special meeting held on September 19, 2023, (i) determined that the merger agreement and the transactions contemplated by the merger agreement (including the mergers and the Eastern share issuance) were advisable and fair to and in the best interests of Eastern and its shareholders, (ii) approved and adopted the merger agreement and the transactions contemplated by the merger agreement (including the mergers and the Eastern share issuance), and (iii) recommended the approval and adoption by Eastern shareholders of the Eastern Share Issuance Proposal and the other matters to be voted upon at the Eastern special meeting in accordance with the merger agreement. In reaching this decision, the Eastern board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement in consultation with Eastern’s senior management, as well as with Eastern’s legal and financial advisors, and considered a number of factors, including the following:

•	each of Eastern’s and Cambridge’s business, operations, financial condition, asset quality, earnings and prospects;

•	Eastern’s strategic rationale for the merger, which will create the largest Boston-based community bank based on deposit data as of June 30, 2023;

•

the benefits and opportunities Cambridge will bring to Eastern, including the fact that the merger will increase materially Eastern’s wealth management unit and add a private banking division, two areas attractive for growth;

•	the opportunity to further diversify Eastern’s customer base as a whole, by expanding the size of its footprint through the merger and to do so in a market where Eastern has an existing presence;

•

the fact that the transaction continues Eastern’s previously disclosed acquisition philosophy of prudently pursuing opportunities to acquire banks in our existing and contiguous markets that create attractive financial returns, with a focus on franchises that enhance our funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile;

•	the complementary nature of the products, customers and markets of the two companies, which Eastern believes should provide the opportunity to mitigate risks and increase potential returns;

•	the compatibility of the cultures of Eastern and Cambridge, particularly with respect to the meeting of local banking needs and strong community ties;

•

the anticipated pro forma financial impact of the merger on Eastern, including potential tangible book value accretion, as well as positive impact on earnings, return on equity, asset quality, liquidity and regulatory capital levels;

•	the expectation of cost synergies resulting from the merger;

•	the expectation that the merger will offer potentially significant revenue synergies across multiple business lines;

•

its review and discussions with Eastern’s senior management concerning Eastern’s due diligence examination of, among other areas, the operations, financial condition and compliance programs and prospects of Cambridge;

•

its review with J.P. Morgan, Eastern’s financial advisor, of the financial terms of the merger in consultation and its review of the other terms of the merger agreement, including the representations, covenants, deal protection and termination provisions in consultation with Eastern’s legal advisor;

•

J.P. Morgan’s oral opinion rendered to the Eastern board of directors on September 19, 2023, which was subsequently confirmed by delivery to the Eastern board of directors of a written opinion dated September 19, 2023, to the effect that as of such date and based upon and subject to the various factors and assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of review undertaken by J.P. Morgan set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to Eastern, as more fully described below in the section “—Opinion of Eastern’s Financial Advisor” beginning on page 81 of this joint proxy statement/prospectus;

•

the fact that the exchange ratio would be fixed, which the Eastern board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the deal protection provided by the terms of the merger agreement and the termination fee of $21 million payable by Cambridge or Eastern under certain circumstances;

•	the expectation of Eastern’s management and legal advisors that the required regulatory approvals could be obtained in a timely fashion;

•	the intended tax treatment of the merger as a tax-free reorganization;

•

the current and prospective operating environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, and the likely effects of these factors on Eastern’s potential growth, development, productivity and strategic options both with and without the merger;

•

the governance structure of Eastern upon completion of the merger, including the expectation that Mr. Rivers will continue to serve as the Board Chair and principal executive officer of Eastern upon the completion of the merger, with Mr. Quincy Miller being promoted to Vice Chair, President and Chief Operating Officer of Eastern and Eastern Bank, and Mr. Sheahan serving as Chief Executive Officer of Eastern, and that Mr. Sheahan and three other Cambridge directors to be selected by Eastern after consultation with Cambridge will join Eastern’s board of directors upon the completion of the merger; and

•

Eastern’s past record of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of Eastern’s management and infrastructure to successfully complete the integration process.

The Eastern board of directors also considered the potential risks related to the transaction. The board concluded that the anticipated benefits of combining with Cambridge were likely to outweigh these risks substantially. These potential risks included:

•

the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Eastern common stock or Cambridge common stock, the implied market value of the shares of Eastern common stock to be issued to Cambridge shareholders upon the completion of the merger could be significantly more than the implied market value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•

the risk that the regulatory and other approvals required in connection with the mergers may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Eastern following the completion of the merger;

•

the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Eastern and Cambridge operate businesses;

•

the substantial costs to be incurred in connection with the merger and the integration of Cambridge’s business into Eastern and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Eastern and Cambridge;

•	the risk of losing key Eastern or Cambridge employees during the pendency of the merger and following the closing;

•	the possible diversion of management focus and resources from the operation of Eastern’s business while working to implement the transaction and integrate the two companies;

•	the potential for legal claims challenging the merger or related matters; and

•

the other risks described under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” on pages 28 and 26, respectively, of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Eastern board of directors is not intended to be exhaustive, but includes the material factors considered by the board. Eastern’s board of directors evaluated the factors described above, including by asking questions of Eastern’s management and Eastern’s legal and financial advisors, and reached the unanimous decision that the merger agreement and the transactions contemplated thereby (including the mergers and the Eastern share issuance) were advisable and fair to and in the best interests of Eastern and its shareholders. Eastern’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination. Eastern’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of Eastern’s board of directors may have given different weights to different factors. Eastern’s board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

In considering the recommendation of the Eastern board of directors, you should be aware that certain directors and executive officers of Eastern may have interests in the merger that are different from, or in addition to, interests of Eastern shareholders generally and may create potential conflicts of interest.

It should be noted that this explanation of the reasoning of the Eastern board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” on page 26 of this joint proxy statement/prospectus.

Opinion of Eastern’s Financial Advisor

Pursuant to an engagement letter, Eastern retained J.P. Morgan to act as its financial advisor in connection with the proposed mergers.

At the meeting of the Eastern board of directors on September 19, 2023, J.P. Morgan rendered its oral opinion, subsequently confirmed in J.P. Morgan’s written opinion dated as of September 19, 2023, to the Eastern board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Eastern.

The full text of the written opinion of J.P. Morgan, dated as of September 19, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of Eastern common stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Eastern board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the mergers to the holders of any class of securities, creditors or other constituencies of Eastern or as to the underlying decision by Eastern to engage in the proposed mergers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Eastern as to how such stockholder should vote with respect to the proposed mergers or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated September 18, 2023 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Cambridge and Eastern and the industries in which they operate;

•

compared the financial and operating performance of Cambridge and Eastern with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Cambridge common stock and the Eastern common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts provided, or approved for J.P. Morgan’s use, by the management of Eastern relating to Eastern’s and Cambridge’s respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers (referred to in this section as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Cambridge and Eastern with respect to certain aspects of the mergers, and the past and current business operations of Cambridge and Eastern, the financial condition and future prospects and operations of Cambridge and Eastern, the effects of the mergers on the financial condition and future prospects of Eastern, and certain other matters it believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Cambridge and Eastern or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Eastern, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor has J.P. Morgan evaluated the solvency of Cambridge or Eastern under any state or federal laws relating to bankruptcy, insolvency or similar matters. J.P. Morgan is not an expert in evaluating the adequacy of allowances for loan and lease losses of Eastern or Cambridge with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Eastern or Cambridge and J.P. Morgan assumed, with Eastern’s consent, that the respective allowances for loan and lease losses of Eastern and Cambridge, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Cambridge and Eastern to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the mergers and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the latest draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Eastern and the Merger Sub and Cambridge in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis and that the sale by Eastern of Eastern Insurance Group LLC will occur on the terms and in the time frame described by management of Eastern. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Eastern with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Cambridge or Eastern or on the contemplated benefits of the mergers.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to Eastern of the exchange ratio in the proposed merger and J.P. Morgan expresses no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of Eastern or as to the underlying decision by Eastern to engage in the mergers. Furthermore, J.P. Morgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expresses no opinion as to the price at which the Cambridge common stock or Eastern common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Eastern and Cambridge, and the decision to enter into the merger agreement was solely that of the Eastern board of directors and the Cambridge board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Eastern board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the Eastern board of directors or management with respect to the mergers or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Eastern board of directors on September 19, 2023 and in the financial analyses presented to the Eastern board of directors on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Eastern board of directors and contained in the presentation delivered to the Eastern board of directors on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Certain of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Cambridge Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Cambridge with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Cambridge (the “Cambridge selected companies”). The following table lists the companies selected by J.P. Morgan and sets forth the 2024E P/E, P/TBV regression and 2024E ROATCE (each, as defined below) for each Cambridge selected company:

	2024E P/E	P/TBV regression	2024E ROATCE
Peapack-Gladstone Financial Corporation	9.0x	0.91x	9.4%
Tompkins Financial Corporation	11.5x	1.31x	10.7%
Univest Financial Corporation	8.2x	0.81x	9.1%
Washington Trust Bancorp, Inc.	9.7x	1.16x	11.8%

These companies were selected by J.P. Morgan because of similarities to Cambridge in one or more of their business and regional characteristics and, in certain cases, similarities to Cambridge based on certain operational characteristics and/or certain financial metrics. However, none of the Cambridge selected companies is identical or directly comparable to Cambridge, and certain of the companies may have characteristics that are materially different from those of Cambridge. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Cambridge selected companies compared to Cambridge and other factors that could affect the public trading value of the Cambridge selected companies and Cambridge.

In all instances, multiples were based on closing stock prices on September 18, 2023, which was the last practicable day prior to the delivery of J.P. Morgan’s opinion. For each of the following analyses performed by J.P. Morgan, financial data for the Cambridge selected companies were based on the Cambridge selected companies’ public filings and information J.P. Morgan obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the Cambridge selected companies were based on the most recent publicly available information.

With respect to the Cambridge selected companies, publicly available financial information as of June 30, 2023 was measured. With respect to Cambridge and the Cambridge selected companies, the information J.P. Morgan presented included:

•	multiple of price to estimated earnings per share for the fiscal year 2024 (referred to in this section as “2024E P/E”); and

•

a regression analysis (referred to in this section as “P/TBV regression”) to review the relationship between (i) a multiple of price to tangible book value per share (referred to in this section as “P/TBV”) and (ii) the estimated 2024 return on average tangible common equity (referred to in this section as “2024E ROATCE”), in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence and FactSet Research Systems and/or the Cambridge projections.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Cambridge as follows:

Range
2024E P/E	8.2x –11.5x

P/TBV Regression	0.54x –0.83x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 8.2x to 11.5x for 2024E P/E to the Cambridge projections of Cambridge’s earnings per share for the fiscal year 2024 of $4.58.

J.P. Morgan also applied a multiple reference range of 0.54x to 0.83x for the P/TBV regression, which it derived from Eastern management’s estimated range of Cambridge’s 2024E ROATCE of 6.8% to 8.8% as derived from the Cambridge projections to Cambridge’s tangible book value per share of $58.05, based on the most recent publicly available financial information.

After applying these ranges to Cambridge’s estimated 2024 earnings per share and Cambridge’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Cambridge common stock, rounded to the nearest $0.25, as compared to the closing price of Cambridge common stock of $49.93 on September 18, 2023.

Range of Implied Equity Values Per Share
2024E P/E	$37.75 – $52.75

P/TBV Regression	$31.50 – $48.25

Cambridge Standalone Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Cambridge common stock by discounting to present value estimates of Cambridge’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Eastern management:

•	the Cambridge projections;

•

a terminal value based on 2034 estimated adjusted net income of $63 million (which was based on the Cambridge projections) and a multiple range of 11.0x to 13.0x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its professional judgment and experience in the industry;

•

a cost of equity range of 7.50% to 9.50%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its professional judgment and experience in the industry; and

•	a tangible common equity to tangible assets target of 8.5%, as provided by Eastern’s management.

These calculations resulted in a range of implied values, rounded to the nearest $0.25, of $58.50 to $75.50 per share of Cambridge common stock and, after taking into account the net present value of the Synergies (“Synergized Dividend Discount Analysis”), $87.25 to $120.50 per share of Cambridge common stock, in each case, as compared to the closing price of Cambridge common stock of $49.93 on September 18, 2023.

Eastern Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Eastern with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Eastern (the “Eastern selected companies”). The following table lists the companies selected by J.P. Morgan and sets forth the 2024E P/E, P/TBV regression and 2024E ROATCE for each Eastern selected company:

	2024E P/E	P/TBV regression	2024E ROATCE
Brookline Bancorp, Inc.	7.8x	0.90x	10.7%
Dime Community Bancshares, Inc.	7.7x	0.84x	10.2%
Eagle Bancorp, Inc.	8.0x	0.60x	7.3%
Fulton Financial Corporation	8.7x	1.11x	12.2%
Independent Bank Corp.	10.6x	1.19x	11.1%
OceanFirst Financial Corp.	7.4x	0.85x	10.8%
Sandy Spring Bancorp, Inc.	8.7x	0.83x	9.4%
WSFS Financial Corporation	9.1x	1.74x	17.0%

These companies were selected by J.P. Morgan because of similarities to Eastern in one or more of their business or regional characteristics and, in certain cases, similarities to Eastern based on certain operational characteristics and/or certain financial metrics. However, none of the Eastern selected companies is identical or directly comparable to Eastern, and certain of the companies may have characteristics that are materially different from those of Eastern.

Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the Eastern selected companies compared to Eastern and other factors that could affect the public trading value of the Eastern selected companies and Eastern.

In all instances, multiples were based on closing stock prices on September 18, 2023, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial data for the Eastern selected companies were based on the Eastern selected companies’ public filings and information J.P. Morgan obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the Eastern selected companies were based on the most recent publicly available information.

With respect to the Eastern selected companies, publicly available financial information as of June 30, 2023 was measured. With respect to Eastern and the Eastern selected companies, the information J.P. Morgan presented included 2024 P/E and a P/TBV regression, in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence, FactSet Research Systems and/or the Eastern projections.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Eastern as follows:

Range
2024E P/E	7.4x –10.6x

P/TBV Regression	0.62x –0.86x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 7.4x to 10.6x for 2024E P/E to the Eastern projections of Eastern’s earnings per share for the fiscal year 2024 of $1.11. J.P. Morgan also applied a multiple reference range of 0.62x to 0.86x for the P/TBV regression, which it derived from Eastern’s management’s estimated range of Eastern’s 2024E ROATCE of 7.8% to 9.8% as derived from the Eastern projections to Eastern’s tangible book value per share of $10.59, based on the most recent publicly available financial information. For purposes of this analysis, J.P. Morgan assumed, at the direction of Eastern’s management, that, in each case, the tangible common equity benefit resulting from the sale of Eastern Insurance Group LLC is paid out as an excess dividend and valued dollar-for-dollar.

Applying these ranges to Eastern’s estimated 2024E earnings per share and Eastern’s tangible book value per share, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Eastern common stock, rounded to the nearest $0.25, as compared to the closing price of Eastern common stock of $13.41 on September 18, 2023.

Range of Implied Equity Values Per Share
2024E P/E	$10.25 –$13.75

P/TBV Regression	$8.50 –$11.25

Eastern Standalone Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Eastern’s common stock by discounting to present value estimates of Eastern’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by Eastern’s management:

•	the Eastern projections;

•

a terminal value based on 2034 estimated adjusted net income of $240 million (which was based on the Eastern projections) and a multiple range of 10.0x to 12.0x, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its professional judgment and experience in the industry;

•

a cost of equity range of 8.50% to 10.50%, which range was selected by J.P. Morgan based on factors J.P. Morgan considered appropriate based on its professional judgment and experience in the industry;

•	a tangible common equity to tangible assets target of 8.5%, as provided by Eastern’s management;

These calculations resulted in a range of implied values, rounded to the nearest $0.25, of $14.75 to $17.50 per share of Eastern common stock, as compared to the closing price of Eastern common stock of $13.41 on September 18, 2023.

Relative Valuation Analysis

Based upon the implied valuations for each of Cambridge and Eastern as derived above under “ —Cambridge Public Trading Multiples Analysis,” “ —Cambridge Standalone Dividend Discount Analysis,” “ —Eastern Trading Multiples Analysis” and “ —Eastern Standalone Dividend Discount Analysis,” J.P. Morgan calculated a range of implied exchange ratios of a share of Cambridge common stock to a share of Eastern common stock, and then compared that range of implied exchange ratios to the exchange ratio of 4.9560x.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each range of implied equity values of Cambridge by the high end of each range of implied equity values of Eastern. J.P. Morgan also calculated the ratio implied by dividing the high end of each range of implied equity values of Cambridge by the low end of each range of implied equity values of Eastern. This analysis indicated the following implied exchange ratios:

Range of Implied Exchange Ratios

2024E P/E	2.7509x – 5.1307x

P/TBV Regression	2.8208x – 5.6035x

Standalone Dividend Discount Analysis	3.3518x – 5.1292x

Synergized Dividend Discount Analysis	5.0061x – 8.1840x

J.P. Morgan compared these ranges of implied exchange ratios to the exchange ratio of 4.9560x.

Value Creation Analysis

At Eastern management’s direction and based on the information obtained from Eastern management, the Synergies, Cambridge and Eastern public filings, S&P Global Market Intelligence and FactSet data, J.P. Morgan prepared a value creation analysis that compared the equity value of Eastern (based on the standalone dividend discount analysis) to the Eastern stockholders’ portion of the pro forma combined company equity value.

J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the equity value of Eastern using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “ —Eastern Standalone Dividend Discount Analysis” (referred to in this section as the “Eastern standalone value”), (ii) the equity value of Cambridge derived using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “ —Cambridge Standalone Dividend Discount Analysis” and (iii) the net present value of the Synergies. The value creation analysis, at the exchange ratio of 4.9560x, yielded accretion to the holders of Eastern common stock of 5.4% as compared to the Eastern standalone value. There can be no assurance that the Synergies will not be substantially greater or less than the estimates described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of either Eastern or Cambridge. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Eastern or Cambridge and none of the selected transactions reviewed were identical to the mergers. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, J.P. Morgan judged to be sufficiently analogous to those engaged in by Eastern and Cambridge, respectively, based on J.P. Morgan’s experience and its familiarity with the industries in which Eastern and Cambridge operate. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Eastern and Cambridge.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan was selected to advise Eastern with respect to the mergers and to deliver an opinion to the Eastern board of directors with respect to the mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Eastern, Cambridge and the industries in which they operate.

For services rendered by J.P. Morgan in connection with the mergers (including the delivery of its opinion), Eastern has agreed to pay J.P. Morgan a fee of $6.0 million, $3.0 million of which became payable upon the delivery of J.P. Morgan’s opinion and the remainder of which will become payable only upon consummation of the mergers. In addition, Eastern has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Cambridge. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Eastern, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor to Eastern on its acquisition of Century Bancorp, Inc. in November 2021. During the two-year period preceding delivery of its opinion ending on September 19, 2023, the aggregate fees recognized by J.P. Morgan from Eastern were approximately $5.0 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Eastern and Cambridge. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Eastern or Cambridge for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Unaudited Prospective Financial Information

Eastern and Cambridge do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results for the current year and certain future years in its earnings investor presentations and other investor materials.

However, Eastern and Cambridge are including in this joint proxy statement/prospectus certain unaudited prospective financial information for Eastern and Cambridge that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing Eastern shareholders and Cambridge shareholders access to certain nonpublic information made available to Eastern and Cambridge and their respective boards of directors and financial advisors, as the case may be.

Neither Eastern nor Cambridge endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Eastern senior management or Cambridge senior management, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use. The prospective financial information represents Eastern senior management’s or Cambridge senior management’s respective evaluation of Eastern’s and Cambridge’s expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Eastern and Cambridge operate and the risks and uncertainties described under “Risk Factors” beginning on page 28 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26 of this joint proxy statement/prospectus and in the reports that Eastern and Cambridge file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Eastern and Cambridge and will be beyond the control of Eastern following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Eastern or Cambridge could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Eastern, Cambridge or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any shareholder of Eastern or Cambridge, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstance or event occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Eastern or Cambridge of the merger, and does not attempt to predict or suggest actual future results of Eastern following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Eastern as a result of the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”), the effect on Eastern or Cambridge of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger (in each case, except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”). Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. Considering that the special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Cambridge and Eastern shareholders are cautioned not to place unwarranted reliance on such information, and all shareholders are urged to review the other information contained elsewhere in this proxy statement/prospectus for a description of Cambridge’s and Eastern’s respective businesses, as well as their most recent SEC filings for a description of its reported financial results. See the section titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Eastern would operate after the merger.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Neither Ernst & Young LLP (Eastern’s independent registered public accounting firm), Wolf & Company, P.C. (Cambridge’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Ernst & Young LLP and Wolf & Company, P.C. does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Ernst & Young LLP and Wolf & Company, P.C. incorporated by reference in this joint proxy statement/prospectus relate to Eastern’s and

Cambridge’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

Although the operating results and financial condition of Cambridge and Eastern, as well as many of their respective peer companies, were adversely affected by the sharp increase in interest rates that generally began in March 2022 and continued through July 2023, Cambridge and Eastern, as well as BofA Securities and J.P. Morgan, at the direction and with the approval of Cambridge and Eastern, respectively, did not make any assumptions about general trends or ranges of Fed Funds rates or deposit-rate sensitivities during the relevant projected periods as is customary in this context for purposes of preparing the prospective information discussed below. Instead, in extrapolating the prospective financial information, Cambridge and Eastern approved the use of various growth rate assumptions disclosed below consistent with the company operating in a steady economic and interest rate environment. For purposes of the steady economic and interest rate environment scenario, Cambridge and Eastern assumed that they would not be exposed to volatile changes in interest rates or credit quality and that they would be able to fund the growth of loans and other interest-earning assets primarily through deposit gathering and Federal Home Loan Bank borrowings in the ordinary course at a cost that would be commensurate with the yield on new loans and other interest earning assets, thereby maintaining a relatively stable net interest margin on a growing asset base.

Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities

The following table presents the consensus Wall Street research estimates for Eastern’s 2023 and 2024 net income available to Eastern’s common shareholders, EPS and total assets, that were used by BofA Securities, as directed and approved for BofA Securities’ use by the management of Cambridge, in the financial analyses performed in connection with BofA Securities’ opinion as described in “— Opinion of Cambridge’s Financial Advisor” beginning on page 69 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E		2024E
Net Income to Common Shareholders	$193.7	[1]	$189.4
Earnings Per Share	$1.23	[1]	$1.17
Total Assets	$21,462		$21,671

(1)	Adjusted for a loss on the sale of securities in 2023

For purposes of extrapolating Eastern’s financial results for 2025 through 2029, Cambridge’s management directed BofA Securities to use, at the guidance of Eastern’s management, among other things, estimated long-term annual growth rates of 4.0% for Eastern’s net income for 2025 through 2029, an estimated annual growth rate for loans of 3.5% for 2025 through 2029, an estimated annual growth rate for deposits of 3.5% for 2025 through 2029, which estimates assume the business is operating in the ordinary course, and an estimated marginal tax rate of 22.5%.

Certain Stand-Alone Cambridge Prospective Financial Information used by BofA Securities

The following table presents estimates for Cambridge’s net income available to Cambridge common shareholders, EPS and total assets, that were provided by the management of Cambridge and used by BofA Securities, as reviewed and approved for BofA Securities’ use by the management of Cambridge, in the financial analyses performed in connection with BofA Securities’ opinion as described in “— Opinion of Cambridge’s Financial Advisor” beginning on page 69 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E		2024E	2025E	2026E	2027E	2028E	2029E
Net Income to Common Shareholders	$39.4	[1]	$35.3	$37.9	$40.8	$43.8	$47.1	$50.6
Earnings Per Share	$5.0	[1]	$4.45	$4.78	$5.14	$5.53	$5.94	$6.39
Total Assets	$5,407		$5,452	$5,643	$5,840	$6,045	$6,256	$6,475

(1)	Adjusted for non-GAAP adjustments

Certain Stand-Alone Cambridge Prospective Financial Information used by J.P. Morgan

The following table presents the consensus Wall Street research estimates for Cambridge’s 2023 and 2024 net income available, diluted EPS and total assets, that were used by J.P. Morgan at the direction of Eastern’s management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “— Opinion of Eastern’s Financial Advisor” beginning on page 81 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E
Net Income to Common Shareholders	$35.7	$36.0
Diluted Earnings Per Share	$4.57	$4.58
Total Assets	$5,501	$5,770

For purposes of extrapolating Cambridge’s financial results for 2025 through 2034, Eastern’s management directed J.P. Morgan to use, among other things, estimated annual growth rates for Cambridge’s net income of 7.5% through 2028, which growth rates normalize to a 4% long-term annual growth in 2033 and 2034. Based on these growth rates, J.P. Morgan calculated estimated net income growth rates of 7.5% in 2028, 6.5% in 2029, 5.5% in 2030, 5.0% in 2031, 4.5% in 2032, and 4.0% in 2033 and thereafter, which growth rates were approved for use by J.P. Morgan by Eastern’s management. Eastern management’s estimates for total assets for 2025 and beyond assume that the business is operating in the ordinary course and grows at 3.5% per annum. The estimated marginal tax rate was 22.5%, and the cost of cash, which in this context is limited to cash used for restructuring charges (net of cash retained through expense reductions result from operating synergies) was based on the Fed Funds forward curve as of September 2023 and the long-term FOMC Fed Funds target of 2.7% in the terminal year of 2029.

Certain Stand-Alone Eastern Prospective Financial Information used by J.P. Morgan

The following table presents the consensus Wall Street research estimates for Eastern’s 2023 and 2024 net income available, diluted EPS and total assets that were used by J.P. Morgan at the direction of Eastern’s management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “— Opinion of Eastern’s Financial Advisor” beginning on page 81 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E
Net Income to Common Shareholders	$197.0¹	$189.4
Diluted Earnings Per Share	$1.21¹	$1.17
Total Assets	$21,462	$21,671
(1) Metric is adjusted to back out the loss on sale of securities in 1Q23

For purposes of extrapolating Eastern financial results for 2025 through 2034, Eastern’s management provided J.P. Morgan with, among other things, estimated long-term annual growth rates of 4% for Eastern’s net income for 2025 and thereafter, and 3.5% for Eastern’s assets for 2025 and thereafter, which estimates assume the business is operating in the ordinary course. The estimated marginal tax rate was 22.5%, and the cost of cash, which in this context is limited to cash used for restructuring charges (net of cash retained through expense reductions result from operating synergies) was based on the Fed Funds forward curve as of September 2023 and the long-term FOMC Fed Funds target of 2.7% in the terminal year of 2034.

Certain Estimated Impacts Attributable to Sale of Eastern Insurance Group

For purposes of adjusting Eastern’s prospective stand-alone financial results to reflect the then anticipated sale of Eastern Insurance to Gallagher (which sale was completed on October 31, 2023), Eastern’s management developed and provided to its board of directors certain adjustments to Eastern’s stand-alone prospective financial information to reflect the assumed completion of the Eastern Insurance Group sale by December 31, 2023. Such adjustments also were (i) provided to Cambridge, (ii) provided to BofA Securities and approved by Cambridge for BofA Securities’ use and reliance as described in this joint proxy statement/prospectus under “—Opinion of Cambridge’s Financial Advisor,” and (iii) provided to J.P. Morgan and approved by Eastern for J.P. Morgan’s use and reliance in connection with its financial analyses and opinion as described in this joint proxy statement/prospectus under “—Opinion of Eastern’s Financial Advisor” on page 81 of this joint proxy statement/prospectus.

The material adjustments were:

•	Foregone income from Eastern Insurance of $14.2 million in 2024, $14.7 million in 2025, with foregone income assumed to grow at 4.0% annually thereafter.

•

Net proceeds of $469 million from the sale of Eastern Insurance, assuming a final purchase price of $512.5 million. (The final purchase price was approximately $511 million, subject to customary post-closing working capital adjustments.)

•	Tangible common equity benefit of $365 million, or $2.07 per share, paid out as an excess dividend and valued dollar for dollar

•	Earnings on cash retained based on the Fed Funds forward curve.

Certain Estimated Synergies Attributable to the Merger

Eastern’s management developed and provided to its board of directors certain prospective financial information relating to the anticipated financial and operational effects of integrating Cambridge and Eastern following the completion of the merger in 2024. Such prospective financial information also was (i) provided to Cambridge, (ii) provided to BofA Securities and approved by Cambridge for BofA Securities’ use and reliance as described in this joint proxy statement/prospectus under “—Opinion of Cambridge’s Financial Advisor” on page 69 of this joint proxy statement/prospectus and (iii) provided to J.P. Morgan and approved by Eastern for J.P. Morgan’s use and reliance in connection with its financial analyses and opinion as described in this joint proxy statement/prospectus under “—Opinion of Eastern’s Financial Advisor” on page 81 of this joint proxy statement/prospectus.

The cost synergies consisted of fully phased-in estimated annual cost savings of approximately 34% of Cambridge’s projected pre-tax non-interest cash expense, phased in approximately 50% in 2024 and 100% thereafter, with an annual growth in the dollar value of synergies of 4%. The cost synergies assumed a hypothetical December 31, 2023 closing date for the merger.

Such prospective financial information also assumed (i) one-time, pre-tax transaction costs of approximately $70 million, mostly consisting of vendor and employment contract termination costs and investment banker and other professional fees, fully reflected in tangible book value at the completion of the merger and (ii) certain estimated purchase accounting adjustments and adjustments for CECL accounting standards.

See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 26 and 28 of this joint proxy statement/prospectus, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.

General

The stand-alone prospective financial information for Eastern and Cambridge was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results Eastern will achieve if the merger is completed and is not intended to represent forecasted financial information for Eastern if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Eastern or Cambridge nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Eastern or Cambridge compared to the information contained in the prospective financial information. Neither Eastern nor Cambridge undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of Eastern, Cambridge or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any Eastern shareholders, Cambridge shareholders or other person regarding Eastern’s and Cambridge’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered, as the case may be, by Eastern and Cambridge, as the case may be, and their respective boards of directors and financial advisors in connection with the merger.

In light of the foregoing, and considering that the Eastern and Cambridge special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Eastern shareholders and Cambridge shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review Eastern’s and Cambridge’s most recent SEC filings for a description of their reported financial results and the financial statements of Eastern and Cambridge incorporated by reference in this joint proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus. The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of Eastern common stock to vote in favor of the Eastern Share Issuance Proposal or any of the other proposals to be voted on at the Eastern special meeting or to induce any holder of Cambridge common stock to vote in favor of the Cambridge Merger Proposal or any of the other proposals to be voted on at the Cambridge special meeting.

Interests of Cambridge’s Executive Officers and Directors in the Merger

In considering the recommendation of the Cambridge board to vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, Cambridge shareholders should be aware that Cambridge directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Cambridge shareholders generally. The Cambridge board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Cambridge shareholders that the merger agreement be approved. Such interests are described below. The merger will be a “change in control” for purposes of the executive officers’ compensation and benefit plans and agreements described below.

For purpose of this discussion, Cambridge’s executive officers since January 1, 2022 include Denis K. Sheahan (Chairman, President, and Chief Executive Officer); Joseph P. Sapienza (current Chief Financial Officer); Michael F. Carotenuto (former Executive Vice President, Chief Financial Officer); Kerri A. Mooney (Senior Vice President, Chief Deposit Officer); Puneet Nevatia (Senior Vice President, Chief Information Officer); Pilar Pueyo (Senior Vice President, Director of Human Resources); Danielle Remis (Senior Vice President, Chief Marketing Officer); John J. Sullivan (Senior Vice President, Director of Consumer Lending); Peter Halberstadt (Senior Vice President, Chief Credit Officer); Steven J. Mead (Senior Vice President, Chief Commercial Banking Officer); Thomas J. Fontaine (former Executive Vice President, Chief Banking Officer); Martin B. Millane, Jr. (former Executive Vice President, Chief Lending Officer); Jennifer A. Pline (former Executive Vice President, Head of Wealth Management); and Jeffrey Smith (current Executive Vice President, Head of Wealth Management).

Treatment of Cambridge Equity Awards

Cambridge Restricted Stock Unit Awards

Certain Cambridge executive officers hold Cambridge RSUs. As of the Effective Time, each Cambridge RSU that is then-outstanding will be assumed by Eastern and converted into an Eastern RSU, with the number of shares of Eastern common stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Eastern RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Eastern common stock on each dividend record date from the grant date to such vesting date.

The following table sets forth information regarding the outstanding Cambridge RSUs held by Cambridge’s executive officers as of November 1, 2023 and the number of Eastern RSUs into which such Cambridge RSUs are eligible to be converted as of the Effective Time. No Cambridge non-employee director holds any outstanding Cambridge RSUs.

Executive Officers	Number of Cambridge RSUs	Number of Eastern RSUs
Denis K. Sheahan	9,135	45,274
Joseph P. Sapienza	—	—
Michael F. Carotenuto	—	—
Kerri A. Mooney	2,570	12,737
Puneet Nevatia	1,958	9,704
Pilar Pueyo	1,428	7,078
Danielle Remis	1,326	6,572
John J. Sullivan	1,428	7,078
Peter Halberstadt	1,253	6,210
Steven J. Mead	2,252	11,161
Thomas J. Fontaine	—	—
Martin B. Millane, Jr.	—	—
Jennifer A. Pline	—	—
Jeffrey Smith	8,811	43,668

Cambridge Performance Stock Unit Awards

Certain Cambridge executive officers hold Cambridge PRSUs. As of the Effective Time, each Cambridge PRSU that is then-outstanding will be assumed by Eastern and converted into an Eastern PRSU, with the number of shares of Eastern common stock subject to such Eastern PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time.

To the extent not settled prior to the Effective Time, the Cambridge PRSUs granted in 2021 will be settled as soon as practicable following the Effective Time based upon Cambridge’s actual performance through December 31, 2023.

For the Cambridge PRSUs granted in 2022 or 2023, as soon as practicable after the Effective Time, Eastern will offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Eastern PRSU the opportunity to exchange such Eastern PRSU for an Eastern RSU either (i) with respect to a number of shares of Eastern common stock equal to the number of shares of Eastern common stock subject to such Eastern PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) same settlement date as the Eastern PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Eastern common stock determined based on measurement of actual performance determined as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time, except that such Eastern RSU is solely subject to future time-based vesting, (2) the same settlement date as the Eastern PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Cambridge common stock on each dividend record date from the grant date through the Effective Time).

The following table sets forth information regarding the outstanding Cambridge PRSUs held by Cambridge’s executive officers as of November 1, 2023 and the number of Eastern PRSUs into which such Cambridge PRSUs are eligible to be converted as of the Effective Time. No Cambridge non-employee director holds any outstanding Cambridge PRSUs.

Executive Officers	Target Number of Cambridge PRSUs(1)	Target Number of Eastern PRSUs(2)
Denis K. Sheahan	21,185	104,993
Joseph P. Sapienza	—	—
Michael F. Carotenuto	—	—
Kerri A. Mooney	5,959	29,533
Puneet Nevatia	4,268	21,153
Pilar Pueyo	3,310	16,405
Danielle Remis	2,394	11,865
John J. Sullivan	3,310	16,405
Peter Halberstadt	2,281	11,305
Steven J. Mead	4,163	20,632
Thomas J. Fontaine	3,474	17,218
Martin B. Millane, Jr.	—	—
Jennifer A. Pline	2,331	11,553
Jeffrey Smith	—	—

(1)	The number in this column reflects the number of Cambridge PRSUs that would vest at target.
(2)	The number in this column reflects the number of Eastern PRSUs that would vest at target after such awards are assumed and converted.

Cambridge Restricted Share Awards

Certain Cambridge’s executive officers hold Cambridge RSAs. As of the Effective Time, each Cambridge RSA that is then-outstanding will be assumed and converted into an Eastern RSA, with the number of restricted shares of Eastern common stock subject to such Eastern RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

The following table sets forth information regarding the outstanding Cambridge RSAs held by Cambridge’s executive officers as of November 1, 2023 and the number of Eastern RSAs into which such Cambridge RSAs are eligible to be converted as of the Effective Time. No Cambridge non-employee director holds any outstanding Cambridge RSAs.

Executive Officers	Number of Cambridge RSAs	Number of Eastern RSAs
Denis K. Sheahan	—	—
Joseph P. Sapienza	886	4,392
Michael F. Carotenuto	—	—
Kerri A. Mooney	—	—
Puneet Nevatia	—	—
Pilar Pueyo	—	—
Danielle Remis	715	3,544
John J. Sullivan	—	—
Peter Halberstadt	300	1,487
Steven J. Mead	300	1,487
Thomas J. Fontaine	—	—
Martin B. Millane, Jr.	—	—
Jennifer A. Pline	—	—
Jeffrey Smith	—	—

Existing Cambridge Agreements with Executive Officers

Existing Cambridge Change in Control Agreements with Executive Officers

Each of Mr. Sheahan, Mr. Sapienza, Mr. Nevatia, Mr. Sullivan, Mr. Halberstadt, Mr. Mead, Mr. Smith, Ms. Mooney, Ms. Pueyo, and Ms. Remis (collectively referred to herein as the “Cambridge Executives”) has entered into a change in control letter agreement with Cambridge (the “Cambridge Change in Control Agreements”). The Cambridge Change in Control Agreements provide that, in the event of a “change in control” of Cambridge (such as the merger) or, for all Cambridge Executives except Ms. Remis, a “potential change in control” (such as the period between the date of the merger agreement and the Effective Time), and a subsequent qualifying termination (which is commonly referred to as a “double trigger” arrangement), the Cambridge Executives would be eligible for severance benefits.

The severance benefits under the Cambridge Change in Control Agreement with Mr. Sheahan are equal to 300% of Mr. Sheahan’s average compensation over the highest three consecutive years of annual base salary and bonus, as determined at the time of termination, and welfare benefit continuation for a period of three years (at the executive officer’s expense) following the termination date (or, if shorter, until comparable benefits are received from another source).

The severance benefits under the Cambridge Change in Control Agreements with the Cambridge Executives other than Mr. Sheahan are equal to 200% of such Cambridge Executive’s average compensation over the highest three consecutive years of annual base salary and bonus, as determined at the time of termination, and welfare benefit continuation (at the executive officer’s expense, except in Mr. Smith’s case) for a period of two years for Messrs. Sapienza, Halberstadt, Mead and Smith and for a period of one year for Mr. Nevatia, Mr. Sullivan, Ms. Mooney, Ms. Pueyo, and Ms. Remis following the termination date (or, if shorter, until comparable benefits are received from another source). With respect to Mr. Smith’s welfare benefits continuation, Cambridge would pay Mr. Smith a monthly cash payment for up to two years equal to the monthly contributions Cambridge would have made to provide health and dental coverage insurance for Mr. Smith if he elected COBRA and participated in the health and dental plans.

A qualifying termination of employment under the Cambridge Change in Control Agreements occurs where (A) Cambridge or Cambridge Trust terminates the executive officer’s employment for reasons other than due to death, “disability” or “cause” or (B) the executive officer resigns for “good reason” (such terms as defined in the Cambridge Change in Control Agreements), in each case, (i) for Mr. Sheahan, Mr. Nevatia, Mr. Sullivan, Ms. Mooney, and Ms. Pueyo, within 12 months, and, for Messrs. Sapienza, Halberstadt, Mead and Smith, within 24 months, following the change in control or potential change in control and (ii) for Ms. Remis, within 12 months following the change in control. The Cambridge Change in Control Agreements contain a best after-tax provision, where any payment required will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Internal Revenue Code, but only if such reduction would result in a higher after-tax amount to the executive officer. The Cambridge Change in Control Agreements also include a 12-month post-termination noncompetition covenant.

Pursuant to the merger agreement, Eastern has agreed to honor all Cambridge Change in Control Agreements disclosed to Eastern in connection with the merger agreement unless a change in control agreement is superseded by a new arrangement with Eastern, such as the arrangements described below for Mr. Sheahan, Mr. Smith, Ms. Mooney and Ms. Remis. For each Cambridge Executive who is entering into a new severance arrangement with Eastern, the Cambridge Executive’s existing Cambridge Change in Control Agreement will terminate at the Effective Time.

Cambridge Equity Award Agreements and Treatment Under Transition Agreements

Pursuant to the award agreements governing each Cambridge equity award, the Cambridge RSUs, Cambridge PRSUs, and Cambridge RSAs held by the executive officers include a “double trigger” accelerated vesting provision. If the executive officer’s employment is terminated other than for cause within 12 months following a change in control of Cambridge and prior to the last day of the vesting period for Cambridge RSUs and Cambridge RSAs or the performance period for Cambridge PRSUs, (i) the executive officer’s unvested Cambridge RSUs (and dividend equivalent rights related thereto) and Cambridge RSAs, as applicable, will vest in full and (ii) the executive officer’s unvested Cambridge PRSUs (and dividend equivalent rights related thereto) will vest in the greater of the target number of Cambridge PRSUs or the number of Cambridge PRSUs that would vest based on actual performance through such date of termination.

On December 9, 2022, in connection with his termination of employment, Mr. Fontaine entered into a Transition Agreement and General Release with Cambridge. On December 30, 2022, in connection with her retirement, Ms. Pline entered into a Transition Agreement and General Release with Cambridge (together with Mr. Fontaine’s Transition Agreement and General Release, the “Transition Agreements”). Pursuant to the Transition Agreements and in accordance with the existing terms of the award agreements governing each such executive officer’s Cambridge PRSUs, each such executive officer continues to hold a pro-rated number of Cambridge PRSUs determined by multiplying the target number of Cambridge PRSUs by a ratio, the numerator of which is the full number of months completed in the performance period and the denominator of which is the total number of months in the entire performance period, which Cambridge PRSUs remain subject to the applicable performance metrics.

New Eastern Arrangements with Executive Officers

In connection with the signing of the merger agreement, (i) Mr. Sheahan entered into an offer letter, an executive severance benefits agreement, and a change in control agreement with Eastern, (ii) Mr. Smith entered into an offer letter, a transition executive severance benefits agreement, and a change in control agreement with Eastern, (iii) Ms. Mooney entered into an offer letter, a transition executive severance benefits agreement, and a change in control agreement with Eastern, and (iv) Ms. Remis entered into an offer letter and transition executive severance benefits agreement with Eastern. Such agreements will become effective only upon the occurrence of the Effective Time, and if the merger agreement is terminated, such agreements will automatically terminate without future action by either party.

Eastern Offer Letters with Messrs. Sheahan and Smith, Ms. Remis and Ms. Mooney

Pursuant to Mr. Sheahan’s offer letter from Eastern, he will be appointed as Chief Executive Officer of Eastern and is expected to receive an annual base salary and annual cash-based short-term incentive and long-term equity incentive award opportunities consistent with the terms of Eastern’s incentive plans. The details of Mr. Sheahan’s compensation have not been determined as of the date hereof and are expected to be determined at a later date and become effective as of March 1, 2024, or, if later, by the completion of the merger. Mr. Sheahan will also be entitled to participate in Eastern’s employee benefits plans upon his commencement of employment.

In connection with the merger agreement, Mr. Sheahan and Eastern agreed that, as of December 31, 2024, Eastern will freeze the accrual of future benefits under Mr. Sheahan’s Cambridge supplemental executive retirement agreement, and in 2025, Eastern will grant Mr. Sheahan an award of $2.3 million of restricted stock units that will vest in equal annual tranches over five years.

Mr. Smith became an employee and executive officer of Cambridge Trust in June 2023 and received an offer letter from Cambridge Trust. In connection with entering into the merger agreement, Eastern provided Mr. Smith with an offer letter, agreeing, in effect, to honor the terms of his Cambridge Trust offer letter. Specifically, Eastern has agreed to provide the following compensation to Mr. Smith: (i) the remaining $300,000 installment of a cash signing bonus payable in the first payroll cycle following June 5, 2024, which is the first anniversary of Mr. Smith’s start date at Cambridge; (ii) participation in Eastern’s cash-based annual Management Incentive Plan beginning in 2025 with a target of 50% of Mr. Smith’s annual base salary (that is, the same percentage that was specified in his Cambridge Trust offer letter), with such incentive payments to be based on the achievement of both Eastern and individual performance; and (iii) participation in the Eastern Bankshares, Inc. 2021 Equity Incentive Plan with (A) a March 2024 award value of $350,000, all of which will be time-vested Eastern RSUs, which will vest annually in three equal tranches, and (B) a March 2025 award value of $350,000, 45% of which will be time-vested Eastern RSUs, which will vest annually in three equal tranches and 55% of which will be in Eastern PRSUs subject to a three-year performance period.

Eastern provided Ms. Mooney with an offer letter for the position of Executive Vice President, Private Banking of Eastern. Pursuant to the offer letter, in addition to her annual base salary, which reflects a slight increase to her 2023 annual base salary, Ms. Mooney is expected to receive (i) participation in Eastern’s cash-based annual Management Incentive Plan with a target cash bonus of 40% of Ms. Mooney’s eligible annual base salary, (ii) participation in the Eastern Bankshares, Inc. 2021 Equity Incentive Plan with (A) a target of 40% of Ms. Mooney’s annual base salary, and (B) in order to mitigate a reduction in her long-term equity incentive compensation target, a one-time, special Eastern RSA award with an award value of $350,000 expected to be granted in March 2024, which will vest annually in three tranches, and (iii) a cash award of $413,087 that is in two equal lump sum payments (the “Retention Payments”) on the payroll date immediately following the one year and two year anniversary of her Eastern hire date, so long as she continues to be employed by Eastern through the date of the Retention Payments, unless her employment is terminated by Eastern other than for “cause” or upon her death or “disability” (such terms as defined in her Eastern Change in Control Agreement, as defined herein), in which case Eastern will pay any unpaid Retention Payment to her estate.

In connection with the merger agreement, Eastern provided Ms. Remis with an offer letter for the position of Senior Vice President, Head of Marketing for Wealth Management and Private Banking of Eastern. Pursuant to the offer letter, in addition to an annual base salary not materially greater than her current Cambridge annual base salary, Ms. Remis is expected to receive (i) participation in Eastern’s cash-based annual Management Incentive Plan with a target cash bonus of 30% of Ms. Remis’ eligible annual base salary, and (ii) participation in the Eastern Bankshares, Inc. 2021 Equity Incentive Plan with (A) a target of 25% of Ms. Remis’ annual base salary, and (B) in order to mitigate a reduction in her annual cash-based incentive compensation and long-term equity incentive compensation targets, a one-time, special, time-vested Eastern RSA award with an award value of $300,000 expected to be granted in March 2024, which will vest annually in three tranches.

Eastern Severance Agreements with Executive Officers

Pursuant to Mr. Sheahan’s executive severance benefits agreement and Mr. Smith’s, Ms. Mooney’s and Ms. Remis’ transition executive severance benefits agreement (each, an “Eastern Severance Agreement” or “Eastern Transition Severance Agreement,” as applicable), in the event any of Mr. Sheahan, Mr. Smith, Ms. Mooney or Ms. Remis are terminated for any reason, the executive officer will receive all earned but unpaid salary, all accrued but unused vacation pay, vested and accrued bonuses or other incentive compensation pursuant to Eastern plans that the executive officer participated in, and reimbursements for any reasonable, necessary and properly documented business expenses (the “Accrued Benefits”).

Mr. Sheahan’s Eastern Severance Agreement

As of the Effective Time, Mr. Sheahan’s Eastern Severance Agreement will supersede and replace his existing Cambridge Change in Control Agreement. Mr. Sheahan’s Eastern Severance Agreement provides that in the event of his involuntary termination without “cause” or if he terminates his employment for “good reason” (as defined in his Eastern Severance Agreement) on or before the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern has agreed to pay Mr. Sheahan, within 5 days after his termination, a lump sum payment equal to 300% of the average of Mr. Sheahan’s highest 3 consecutive calendar years of annual base salary and cash bonus through the Effective Time, and up to 24 months of fully-subsidized premiums for group health and dental insurance plans if he elected and is eligible for continuous coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) (the “Legacy Severance”). Mr. Sheahan’s rights and obligations under the Legacy Severance arrangement are substantially similar to his current Cambridge Change in Control Agreement.

In the event of his involuntary termination without “cause” or if he terminates his employment for “good reason” (as defined in his Eastern Severance Agreement) after the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern has agreed to pay to Mr. Sheahan, within 60 days after his termination, a lump sum payment equal to 200% of his annual base compensation plus the applicable prorated share of the annual incentive payment for which he would have been eligible during the calendar year in which the termination date occurs. Mr. Sheahan would also be entitled to full vesting of any outstanding equity awards granted under the 2021 Equity Incentive Plan and up to 24 months of fully-subsidized premiums for group health and dental insurance plans if he elected and is eligible for continuous coverage under COBRA.

In exchange for the lump sum severance payments and other benefits described above, Mr. Sheahan’s Eastern Severance Agreement provides for certain restrictive covenant obligations, which include (i) a non-solicitation obligation for 24 months following his termination of employment and (ii) in the event he is entitled to the Legacy Severance, a noncompetition obligation for 12 months following his termination of employment. Receipt of payments and benefits under Mr. Sheahan’s Eastern Severance Agreement are contingent upon Mr. Sheahan’s timely execution of a release of claims, and Mr. Sheahan’s Eastern Severance Agreement contains a best after-tax provision, where any payment required under the agreement will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code, but only if such reduction would result in a higher after-tax amount to him.

Mr. Smith’s Eastern Transition Severance Agreement

As of the Effective Time, Mr. Smith’s Eastern Transition Severance Agreement will supersede and replace his existing Cambridge Change in Control Agreement. Mr. Smith’s Eastern Transition Severance Agreement provides that in the event of his involuntary termination without “cause” or if he terminates his employment for “good reason” (as defined in his Eastern Transition Severance Agreement) on or before the second anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern has agreed to pay to Mr. Smith, within 5 days after his termination, a lump sum payment equal to 200% of his final average Cambridge compensation, which is $900,000. Mr. Smith would also be entitled to up to 24 months of fully-subsidized premiums for group health and dental insurance plans if he elected and is eligible for continuous coverage under COBRA.

In exchange for the lump sum severance payments and other benefits described above, Mr. Smith’s Eastern Transition Severance Agreement provides for certain restrictive covenant obligations, which include (i) a non-solicitation obligation for 24 months following his termination of employment and (ii) a noncompetition obligation for 12 months following his termination of employment. Receipt of payments and benefits under

Mr. Smith’s Eastern Transition Severance Agreement are contingent upon Mr. Smith’s timely execution of a release of claims, and Mr. Smith’s Eastern Transition Severance Agreement contains a best after-tax provision, where any payment required under the agreement will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code, but only if such reduction would result in a higher after-tax amount to him. Mr. Smith’s rights and obligations under the Eastern Transition Severance Agreement are substantially similar to his current Cambridge Change in Control Agreement.

Ms. Mooney’s Eastern Transition Severance Agreement

As of the Effective Time, Ms. Mooney’s Eastern Transition Severance Agreement will supersede and replace her existing Cambridge Change in Control Agreement. Ms. Mooney’s Eastern Transition Severance Agreement provides that in the event of her involuntary termination without “cause” or if she terminates her employment for “good reason” (as defined in her Eastern Transition Severance Agreement) on or before the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern has agreed to pay Ms. Mooney, within 5 days after her termination, a lump sum payment equal to 200% of the average of Ms. Mooney’s highest 3 consecutive calendar years of annual base salary and cash bonus through the Effective Time. Ms. Mooney would also be entitled to up to 12 months of fully-subsidized premiums for group health and dental insurance plans if she elected and is eligible for continuous coverage under COBRA.

In exchange for the lump sum severance payments and other benefits described above, Ms. Mooney’s Eastern Transition Severance Agreement provides for certain restrictive covenant obligations, which include (i) a non-solicitation obligation for 24 months following her termination of employment and (ii) a noncompetition obligation for 12 months following her termination of employment. Receipt of payments and benefits under Ms. Mooney’s Eastern Transition Severance Agreement are contingent upon Ms. Mooney’s timely execution of a release of claims, and Ms. Mooney’s Eastern Transition Severance Agreement contains a best after-tax provision, where any payment required under the agreement will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code, but only if such reduction would result in a higher after-tax amount to her.

Ms. Remis’ Eastern Transition Severance Agreement

As of the Effective Time, Ms. Remis’ Eastern Transition Severance Agreement will supersede and replace her existing Cambridge Change in Control Agreement. Ms. Remis’ Eastern Transition Severance Agreement provides that in the event of her involuntary termination without “cause” or if she terminates her employment for “good reason” (as defined in her Eastern Transition Severance Agreement) on or before the first anniversary of the Effective Time, in addition to the Accrued Benefits, Eastern has agreed to pay Ms. Remis, within 5 days after her termination, a lump sum payment equal to 200% of the average of Ms. Remis’ highest 3 consecutive calendar years of annual base salary and cash bonus through the Effective Time. Ms. Remis would also be entitled to up to 12 months of fully-subsidized premiums for group health and dental insurance plans if she elected and is eligible for continuous coverage under COBRA.

In exchange for the lump sum severance payments and other benefits described above, Ms. Remis’ Eastern Transition Severance Agreement provides for certain restrictive covenant obligations, which include (i) a non-solicitation obligation for 24 months following her termination of employment with Eastern and (ii) a noncompetition obligation for 12 months following her termination of employment. Receipt of payments and benefits under Ms. Remis’ astern Transition Severance Agreement are contingent upon Ms. Remis’ timely execution of a release of claims, and Ms. Remis’ Eastern Transition Severance Agreement contains a best after-tax provision, where any payment required under the agreement will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code, but only if such reduction would result in a higher after-tax amount to her.

Eastern Change in Control Agreements with Executive Officers

Eastern has also entered into new change in control agreements with Mr. Sheahan, Mr. Smith and Ms. Mooney, which would be relevant if there were a change in control (or potential change in control) of Eastern

(the “Eastern Change in Control Agreements”), and are substantially similar to the current change in control agreements between Eastern and its existing senior executive officers. Pursuant to Mr. Sheahan’s, Mr. Smith’s and Ms. Mooney’s Eastern Change in Control Agreements, during a potential change in control period or within 18 months after the consummation of a change in control of Eastern, his or her employment is involuntarily terminated for reasons other than for “cause,” “disability,” or death, or he or she voluntarily resigns for “good reason” (as such terms are defined in the Eastern Change in Control Agreements), each of Messrs. Sheahan, Smith and Ms. Mooney would be entitled to receive a lump sum severance payment, within 60 days following his or her date of termination, in an amount equal to, for Mr. Sheahan 300%, and for Mr. Smith and Ms. Mooney 200%, of (i) his or her base salary in effect immediately before termination (or if greater, immediately before the change in control), plus (ii) the greater of his or her target annual bonus for the year in which the termination occurred and the average of his or her bonuses for the 3 years immediately preceding the year in which the termination occurred. Additionally, if he or she participated in the health and dental plans immediately before termination and elected COBRA, he or she would be entitled to a monthly cash payment for 18 months or his or her COBRA health continuation period, whichever ends earlier, in the amount equal to the employer-monthly contributions that Eastern would have paid to provide health and dental insurance to him or her.

In exchange for the payments and benefits described above, the Eastern Change in Control Agreements provide for certain restrictive covenant obligations, which include (i) a non-solicitation obligation for 24 months following termination of employment and (ii) a noncompetition obligation for 12 months following termination of employment. Receipt of payments and benefits under the Eastern Change in Control Agreements are contingent upon timely execution of a release of claims, and the Eastern Change in Control Agreements contain a best after-tax provision, where any payment required under the agreements will be reduced to the extent necessary to avoid penalties under Sections 280G and 4999 of the Code, but only if such reduction would result in a higher after-tax amount to the applicable executive.

Cambridge ESOP

Pursuant to the merger agreement, if requested by Eastern, the Cambridge ESOP will be terminated as of the day immediately before the Effective Time. If the Cambridge ESOP is terminated, the Cambridge ESOP accounts in the Cambridge ESOP will be fully vested and 100% non-forfeitable as of the day the Cambridge ESOP is terminated. All shares of Cambridge common stock held by the Cambridge ESOP immediately before the Effective Time will be converted into the right to receive the Merger Consideration. After the Effective Time, any unallocated shares of Eastern common stock held by the Cambridge ESOP and any other remaining unallocated assets will be deemed to be earnings and will be allocated as earnings to the accounts of the Cambridge ESOP participants, whether or not the participant is actively employed on the ESOP termination date, based on their account balances under the Cambridge ESOP. Mr. Sullivan, Mr. Nevatia, and Ms. Mooney are the only executive officers who have unvested balances in the Cambridge ESOP. Assuming a per share price of $62.30 (the average closing price per share of Cambridge common stock as reported on the Nasdaq over the first five business days following the first public announcement of the merger on September 19, 2023), and unvested balances as of the date hereof, their unvested balances total approximately $4,089, $5,717, and $4,089.

Director Compensation

Pursuant to the merger agreement, Cambridge may continue to pay fees to the non-employee members of Cambridge’s board consistent with past practice. If the Effective Time has not occurred by the next regularly scheduled annual meeting of shareholders, Cambridge may pay, in connection with the Effective Time, a prorated retainer to the non-employee members of Cambridge’s board based on service from such annual meeting date until the Effective Time.

Director and Officer Indemnification and Insurance

The merger agreement provides that, following the Effective Time, Eastern will indemnify and hold harmless each present and former board member or officer of Cambridge and its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time related to the fact that he or she was a board member or officer of Cambridge, or is serving on behalf of Cambridge.

Before the Effective Time, Eastern must cause the surviving entity to obtain and fully pay the premium for extending Cambridge’s existing D&O insurance policies, in each case, for a period of at least six years from and after the Effective Time, and such insurance must be with an insurance carrier with the same or better credit rating and with terms and conditions that are at least as favorable to Cambridge’s current policies.

Appointment to Eastern’s Board of Directors

The merger agreement provides that Eastern will take all actions necessary so that Mr. Sheahan, Cambridge’s Chairman, President and Chief Executive Officer, and three other directors of Cambridge will be appointed to the boards of directors of Eastern and Eastern Bank, effective as of the Effective Time, and subject to the completion of the merger. The three Cambridge directors, who will be selected by Eastern after consultation with Cambridge after the date of the merger agreement but prior to the Effective Time, will be independent of Eastern in accordance with NASDAQ standards. As of the date of this joint proxy statement/prospectus, Eastern has not selected any of the three Cambridge directors.

Quantification of Potential Payments and Benefits to Cambridge’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires the disclosure of certain information about specific types of compensation for each of Cambridge’s named executive officers that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Interests of Cambridge’s Executive Officers and Directors in the Merger” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•

The relevant price per share of the Cambridge common stock is $62.30, which is the average closing price per share of Cambridge common stock as reported on the NASDAQ over the first five business days following the first public announcement of the merger on September 19, 2023;

•	The Effective Time as referenced in this section occurs on November 1, 2023, which is the assumed date of the effective time solely for purposes of the disclosure in this section; and

•

Eastern will (or will cause) the employment of each of Cambridge’s named executive officers to be terminated without “cause” or due to the named executive officer’s resignation for “good reason” (as such terms are defined in the applicable agreements), in either case immediately following the merger.

The amounts in the tables below do not include amounts that Cambridge’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus and the actual value of the amounts paid could be more or less than such estimated values listed in the tables below.

Golden Parachute Compensation

Named Executive Officer	Cash ($)		Equity ($)(7)	Perquisites/ Benefits ($)(8)	Total ($)
Denis K. Sheahan	2,967,944	(5)	2,024,817	39,697	5,032,458
Joseph P. Sapienza	549,094	(6)	55,201	—	604,295
Michael F. Carotenuto(1)	—		—	—	—
Thomas J. Fontaine(2)	—		240,181	—	240,181
Martin B. Millane, Jr.(3)	—		—	—	—
Jennifer A. Pline(4)	—		160,909	—	160,909

(1)	Mr. Carotenuto resigned from Cambridge, effective June 12, 2023, and will not receive any compensation in connection with the merger.
(2)	Mr. Fontaine resigned from Cambridge, effective December 31, 2022.
(3)	Mr. Millane retired, effective February 28, 2023, and will not receive any compensation in connection with the merger.
(4)	Ms. Pline retired, effective June 30, 2023.
(5)

Amount represents the cash severance payable pursuant to Mr. Sheahan’s Eastern Severance Agreement, which is equal to 300% of the average of Mr. Sheahan’s highest 3 consecutive calendar years of annual base salary and cash bonus through the Effective Time. The cash severance payment is a “double trigger” payment and is payable in lump sum if, on or before the first anniversary of the Effective Time, Mr. Sheahan is terminated without “cause” or resigns for “good reason” (as such terms are defined in Mr. Sheahan’s Eastern Severance Agreement). For more details regarding Mr. Sheahan’s cash severance in connection with the merger, see section titled “Interests of Cambridge’s Executive Officers and Directors in the Merger” above.

(6)

Amount represents the cash severance payable pursuant Mr. Sapienza’s Cambridge Change in Control Agreement, which is equal to 200% of the average of Mr. Sapienza’s highest 3 consecutive calendar years of annual base salary and cash bonus through his date of termination. The cash severance payment is a “double trigger” payment and is payable in lump sum if, within 24 months following the Effective Time, Mr. Sapienza is terminated without “cause” or resigns for “good reason” (as such terms are defined in Mr. Sapienza’s Cambridge Change in Control Agreement). For more details regarding Mr. Sapienza’s cash severance in connection with the merger, see section titled “Interests of Cambridge’s Executive Officers and Directors in the Merger” above.

(7)

Amount reflects the accelerated vesting of the outstanding equity awards. For each of Messrs. Sheahan and Sapienza, pursuant to the terms of the award agreements governing each Cambridge equity award (and the terms of each Eastern RSU, Eastern PRSU, and Eastern RSA, as applicable, into which they would be converted as of the Effective Time), if such named executive officer’s employment is terminated other than for cause within 12 months following a change in control of Cambridge and prior to the last day of the vesting period for Cambridge RSUs and Cambridge RSAs, or the performance period for Cambridge PRSUs, as applicable, (i) such named executive officers’ unvested Cambridge RSUs (and dividend equivalent rights related thereto) and Cambridge RSAs, as applicable, will vest in full and (ii) such named executive officers’ unvested Cambridge PRSUs (and dividend equivalent rights related thereto) will vest in the greater of the target number of Cambridge PRSUs or the number of Cambridge PRSUs that would vest based on actual performance through such date of termination. For the Cambridge PRSUs held by Mr. Sheahan, the estimated dollar value assumes vesting of the target number of Cambridge PRSUs. This accelerated vesting treatment is a “double trigger benefit.”

For each of Mr. Fontaine and Ms. Pline, their outstanding Cambridge PRSUs (and the Eastern PRSUs into which they would be converted as of the Effective Time) remain subject to achievement of the applicable performance metrics and do not have any entitlement to vesting acceleration. Solely for this purpose, the disclosure assumes that Eastern will accelerate the vesting of such awards at the target level instead of continuing to maintain such awards in accordance with their performance metrics. This accelerated vesting treatment is a “single trigger” benefit.

For more details regarding treatment of outstanding Cambridge RSUs, Cambridge PRSUs, and Cambridge RSAs in connection with the merger, see section titled “Treatment of Cambridge Equity Awards” above.

Named Executive Officer	Cambridge RSUs($)	Cambridge PRSUs($)	Cambridge RSAs($)	Dividend Equivalent Rights($)	Total ($)
Denis K. Sheahan	569,147	1,319,910	—	135,759	2,024,817
Joseph P. Sapienza	—	—	55,201	—	55,201
Thomas J. Fontaine	—	216,444	—	23,737	240,181
Jennifer A. Pline	—	145,231		15,678	160,909

(8)

Amount represents 24 months of fully-subsidized premiums for group health and dental insurance plans pursuant to Mr. Sheahan’s Eastern Severance Agreement. This benefit is a “double trigger” benefit and is payable if, on or before the first anniversary of the Effective Time, Mr. Sheahan is terminated without “cause” or resigns for “good reason” (as such terms are defined in Mr. Sheahan’s Eastern Severance Agreement). The amount shown for Mr. Sheahan is based on an assumed monthly employer and employee cost of $2,205. For more details regarding Mr. Sheahan’s benefits continuation under Mr. Sheahan’s Eastern Severance Agreement, see section titled “Interests of Cambridge’s Executive Officers and Directors in the Mergers” above.

Regulatory Approvals Required to Complete the Merger

Completion of the merger is subject to the condition that all consents and approvals of any governmental authority required to consummate the merger and the other transactions contemplated by the merger agreement shall have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated. The merger also is subject to the condition that none of the required regulatory approvals shall impose a “Burdensome Condition,” which is defined in the merger agreement to mean any prohibition, limitation, or other requirement which the board of directors of Eastern reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Eastern would not have entered into the merger agreement had such condition, restriction or requirement been known as of the date of the merger agreement.

The consents and approvals of governmental authorities that Eastern and Cambridge have determined are required to consummate the merger and the merger of Cambridge Trust with Eastern Bank (which is referred to in this document as the bank merger) include:

•	the approval of or waiver of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended;

•	the FDIC’s approval under the Bank Merger Act; and

•	the approval of the Massachusetts Division of Banks under relevant Massachusetts law (Massachusetts General Laws, Chapter 167I).

In order to consummate the bank merger, Eastern and Cambridge must also receive (1) confirmation from the Massachusetts Housing Partnership Fund (which is referred to in this document as the Housing Partnership Fund) that Eastern has made arrangements satisfactory to the Housing Partnership Fund for Eastern to make an amount determined pursuant to Massachusetts law (Massachusetts General Laws, Chapter 167A, Section 4) available for call for the purpose of providing loans to the Housing Partnership Fund; and (2) confirmation from the New Hampshire Banking Department that all requisite conditions and approvals have been satisfied, including the approval of the change in control of Cambridge Trust’s New Hampshire non-depository trust company subsidiary, Cambridge Trust Company of New Hampshire, Inc., pursuant to New Hampshire law (New Hampshire Statutes Chapter 383-C, Section 8-803).

Federal Reserve. Certain of the transactions contemplated by the merger agreement are subject to approval by the Federal Reserve pursuant to section 3 of the Bank Holding Company Act. In considering the approval of a transaction such as the merger, the Bank Holding Company Act, requires the Federal Reserve to review: (1) the competitive impact of the transaction, (2) the financial condition and future prospects of the bank holding companies and depository institutions involved, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act (the “CRA”), (4) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities, and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that such meeting or other proceeding would be appropriate.

Under the CRA, the Federal Reserve must take into account the record of performance of the bank holding companies and the depository institutions involved in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, Eastern Bank was rated “Outstanding,” and Cambridge Trust was rated “Satisfactory” with respect to CRA compliance in their most recent CRA evaluations.

Massachusetts Board of Bank Incorporation. Certain of the transactions contemplated by the merger agreement are subject to approval by the Massachusetts Board of Bank Incorporation pursuant to Chapter 167A of the Massachusetts General Laws. In considering the approval of a transaction such as the merger, the Board of Bank Incorporation will review a proposed merger to determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making such determination, the Board of Bank Incorporation will consider, at a minimum, a showing of net new benefits. Net new benefits may include for example, initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the continuing institution’s CRA assessment area. Massachusetts law also prohibits the Board of Bank Incorporation from approving the merger until it has received notice from the Housing Partnership Fund that arrangements satisfactory to such fund have been made for the continuing bank holding company or its subsidiary depository institution to make 0.9% of its assets located in the Commonwealth of Massachusetts available for call by said fund for a period of ten years for the purpose of providing loans to the fund for financing, down payment assistance, share loans, closing costs and other costs related to creating affordable rental housing, limited equity cooperatives and affordable home ownership opportunities and tenant management programs and tenant unit acquisition or ownership programs in state funded public housing developments. In connection with its consideration of the petition, the Board of Bank Incorporation also provides an opportunity for public comment and is required to hold a public hearing.

Federal Deposit Insurance Corporation. The federal Bank Merger Act mandates that the prior approval of the FDIC, the primary federal regulator of the resulting bank, is required to merge Cambridge Trust with and into Eastern Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger or mergers, (3) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (4) the banks’ effectiveness in combating money-laundering activities and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC also provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine it to be appropriate.

Massachusetts Commissioner of Banks. Certain of the transactions contemplated by the merger agreement are subject to approval by the Massachusetts Commissioner of Banks, such as the approval of the bank merger pursuant to Massachusetts General Laws Chapter 167I, Section 3, and permission pursuant to Massachusetts General Laws Chapters 167C, Section 3 for Eastern Bank to maintain and operate the offices of Cambridge Trust as branch offices following the bank merger. In evaluating a merger application under these sections, the Commissioner of Banks will review a proposed merger to determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making such determination, the Commissioner will consider, at a minimum, a showing of net new benefits. Net new benefits may include for example, initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the continuing institution’s CRA assessment area.

The parties have filed or will file certain applications and notice materials necessary to obtain these regulatory approvals or confirmations in accordance with applicable law. The merger cannot be completed until all the required approvals and confirmations have been obtained, are in full force and effect and all statutory waiting periods in respect thereof have expired, and the bank merger cannot be completed until after both approvals listed above have been obtained. The merger may not be consummated until 30 days after the approval of the Federal Reserve Board (or such shorter period as the Federal Reserve Board may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the merger on antitrust grounds. The bank merger may not be consummated until 30 days after the approval of the FDIC (or such shorter period as the FDIC may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the bank merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the Federal Reserve Board or FDIC approval, as the case may be, unless a court specifically orders otherwise. In reviewing the merger and the bank merger, the Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve Board and the FDIC, and it is possible that the Department of Justice could reach a different conclusion than the applicable banking regulator regarding the merger’s (or the bank merger’s) competitive effects.

Although the parties believe they have filed all applications and notice materials necessary to obtain these regulatory approvals or confirmations in accordance with applicable law, Eastern and Cambridge cannot assure you that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals. Eastern and Cambridge also cannot assure you that the United States Department of Justice or the Attorney General of the Commonwealth of Massachusetts will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made. Eastern and Cambridge are not aware of any other government approvals or actions that are required prior to the parties’ consummation of the merger. It is currently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any of the additional approvals or actions will be obtained.

As of the date of this joint proxy statement/prospectus, Eastern believes all required approvals will be received during the first quarter of 2024 and none of the approvals will impose a burdensome condition. Assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024.

Accounting Treatment

Eastern has determined that the merger represents a business combination and will account for the merger by applying the acquisition method of accounting, in accordance with the provisions of Topic 805 “Business Combinations” of the Financial Accounting Standards Board Accounting Standard Codification. As of the date of the merger, Eastern will recognize the assets acquired, including intangible assets, and liabilities assumed at their respective estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, Eastern will allocate the excess purchase price to goodwill. The goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Core deposit and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives. The final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 35 and “Risk Factors—The unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus are preliminary and the actual purchase price as well as the actual financial condition and results of operations of Eastern after the merger may differ materially” on page 30 of this joint proxy statement/prospectus.

The financial statements of Eastern issued after the merger will reflect the results attributable to the acquired operations of Cambridge beginning on the date the merger is completed.

Stock Exchange Listings

Eastern common stock is listed for trading on NASDAQ under the symbol “EBC.” Cambridge common stock is listed on NASDAQ under the symbol “CATC.” In the merger, the Cambridge common stock currently listed on the NASDAQ will be delisted from such exchange and deregistered under the Exchange Act.

Under the terms of the merger agreement, Eastern will cause the shares of Eastern common stock to be issued in the merger to be approved for listing on NASDAQ, subject to official notice of issuance. The merger agreement provides that neither Eastern nor Cambridge will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance. Following the merger, shares of Eastern common stock will continue to be traded on NASDAQ.

No Appraisal or Dissenters’ Rights in the Merger

Under the MBCA, holders of Cambridge common stock do not have the right to receive the appraised value of their shares in connection with the merger because they are listed on NASDAQ.

Because the merger is of Merger Sub with and into Cambridge and holders of Eastern common stock will continue to hold their shares following completion of the merger, holders of Eastern common stock are not entitled to appraisal rights in connection with the merger.

Litigation Related to the Merger

Since the initial filing on November 13, 2023 of the registration statement of which this joint proxy statement/prospectus is a part, Eastern has received Demand Letters from four purported Eastern shareholders alleging that the registration statement omits material information in violation of federal securities laws. The shareholders have demanded disclosure of certain additional information, including additional information pertaining to financial projections for each of Eastern and Cambridge, additional information used in J.P. Morgan’s analysis and opinion, and the background of Eastern’s arrangements with the Cambridge executive officers identified in the section of this joint proxy statement/prospectus titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger.”

Eastern believes that the allegations in the Demand Letters are meritless and no additional disclosure is required in this joint proxy statement/prospectus. However, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the merger, Eastern and Cambridge have voluntarily made additional Supplemental Disclosures in this joint proxy statement/prospectus. Eastern and the Eastern board of directors deny any liability or wrongdoing in connection with this joint proxy statement/prospectus, and nothing in this joint proxy statement/prospectus should be construed as an admission of the legal necessity or materiality under applicable laws of any Supplemental Disclosures. Please see the section of this joint proxy statement/

prospectus titled “Risk Factors—Since the filing of this joint proxy statement/prospectus, Eastern and the Eastern board of directors have received four Demand Letters from certain Eastern shareholders, which could result in litigation related to the merger being filed against Eastern, the Eastern board of directors and/or Cambridge and the Cambridge board of directors, and additional demand letters may be received or litigation may be filed against them, which could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Eastern and Cambridge” on page 32 of this joint proxy statement/prospectus for more information.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this document and is incorporated into this joint proxy statement/prospectus by reference. We urge you to read the merger agreement carefully in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Eastern and Cambridge contained in this joint proxy statement/prospectus or in the public reports of Eastern or Cambridge filed with the SEC may supplement, update or modify the factual disclosures about Eastern and Cambridge contained in the merger agreement. The merger agreement contains representations and warranties by Eastern, Eastern Bank and Merger Sub, on the one hand, and by Cambridge and Cambridge Trust, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Eastern, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust were qualified and subject to important limitations agreed to by Eastern, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Eastern and Cambridge each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Eastern and Cambridge at the time they were made or otherwise.

Structure of the Merger

Each of Cambridge’s and Eastern’s respective boards of directors has unanimously adopted and approved the merger agreement. Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the Effective Time, Merger Sub will merge with and into Cambridge, with Cambridge as the surviving entity. As soon as reasonably practicable following the merger and as part of a single integrated transaction for purposes of the Code, the holdco merger will occur in which Cambridge will merge with and into Eastern, with Eastern as the surviving entity. The merger agreement further provides that, following the holdco merger, the bank merger will occur in which Cambridge Trust will merge with and into Eastern Bank, with Cambridge Trust as the surviving bank.

Effective Time and Closing of the Merger

The merger will become effective at such date and time as specified in the articles of merger to be filed with the Massachusetts Secretary of the Commonwealth. Unless otherwise mutually agreed to by the parties, the closing of the merger will take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP on a date (the “closing date”) which is not more than three (3) business days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions set forth in the merger agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at closing) (such date, the “approval date”).

We currently expect that the merger will be completed in early April 2024, subject to approval of the share issuance by shareholders of Eastern and the approval of the merger agreement and the transactions it contemplates by the shareholders of Cambridge, the receipt of all necessary regulatory approvals and/or waivers, and the expiration of all regulatory waiting periods. However, there can be no assurances as to whether, or when, Cambridge and Eastern will obtain the required approvals or complete the merger.

Merger Consideration

Each share of Cambridge common stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock or shares owned directly by Eastern) will be converted into the right to receive 4.956 shares of Eastern common stock. Each share of Eastern common stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as one share of common stock of Eastern.

If Eastern changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Eastern common stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Eastern common stock, the exchange ratio will be proportionately and appropriately adjusted so as to provide the holders of Cambridge common stock the same economic benefit as contemplated by the merger agreement prior to that event; provided that no adjustment will be made with regard to Eastern common stock if (i) Eastern issues additional shares of Eastern common stock and receives consideration for such shares (including upon the exercise of outstanding stock options or other equity awards) or (ii) Eastern issues employee or director stock grants or similar equity awards pursuant to an Eastern benefit plan.

Eastern will not issue any fractional shares of its common stock in the merger, but will instead pay cash (determined on the basis of the volume-weighted average trading price per share of Eastern common stock for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date, rounded to the nearest whole cent as provided by Bloomberg L.P.) for any fractional share a Cambridge shareholder would otherwise receive after aggregating all of his or her shares (the exchange ratio and any cash in lieu of fractional shares collectively, the “Merger Consideration”).

Governing Documents

At the Effective Time, the articles of incorporation and bylaws of Merger Sub, in each case as in effect immediately prior to the Effective Time, will be the articles of incorporation and bylaws of the surviving entity of the merger, except that, in each case, references to the name of Merger Sub will be replaced by “Cambridge”.

The Eastern Articles of Organization and the Eastern Bylaws, in each case as in effect immediately prior to the effective time of the holdco merger, will remain the Eastern Articles of Organization and the Eastern Bylaws, following the consummation of the holdco merger.

Treatment of Cambridge Equity Awards

Treatment of Cambridge RSUs

As of the Effective Time, each Cambridge RSU that is then-outstanding will be assumed by Eastern and converted into an Eastern RSU, with the number of shares of Eastern common stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSUs will be subject to the same vesting, termination, deferral and other terms and conditions as the applicable Cambridge RSUs were subject immediately prior to the Effective Time and will include an entitlement to receive on each vesting date of an Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of Eastern RSUs then vesting if the holder had been the actual record owner of the underlying Cambridge common stock and, after the Effective Time, Eastern common stock on each dividend record date from the grant date to such vesting date.

Treatment of Cambridge PRSUs

As of the Effective Time, each Cambridge PRSU that is then-outstanding will be assumed by Eastern and converted into an Eastern PRSU, with the number of shares of Eastern common stock subject to such Eastern PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge common stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern PRSUs will be subject to the same vesting (including performance metrics), termination, deferral and other terms and conditions as the applicable Cambridge PRSUs were subject immediately prior to the Effective Time.

To the extent not settled prior to the Effective Time, the Cambridge PRSUs granted in 2021 will be settled as soon as practicable following the Effective Time based upon Cambridge’s actual performance through December 31, 2023.

For the Cambridge PRSUs granted in 2022 or 2023, as soon as practicable after the Effective Time, Eastern will offer to each holder of a Cambridge PRSU granted in 2022 or 2023 that was converted into a Eastern PRSU the opportunity to exchange such Eastern PRSU for a Eastern RSU either (i) with respect to a number of shares of Eastern common stock equal to the number of shares of Eastern common stock subject to such Eastern PRSU as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time (excluding performance conditions), (2) same settlement date as the Eastern PRSU that it replaces and (3) no dividend equivalent rights with respect thereto) or (ii) with respect to a number of shares of Eastern common stock determined based on measurement of actual performance determined as of the Effective Time (with (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Eastern PRSU was subject to as of the Effective Time, except that such Eastern RSU is solely subject to future time-based vesting, (2) the same settlement date as the Eastern PRSU that it replaces and (3) the same entitlement to receive on the vesting date of the Eastern RSU a payment equal to the cumulative dollar amount of dividends the holder would have received with respect to the applicable Cambridge PRSUs if the holder had been the actual record owner of the underlying Cambridge common stock on each dividend record date from the grant date through the Effective Time).

Treatment of Cambridge RSAs

As of the Effective Time, each Cambridge RSA that is then-outstanding will be assumed and converted into an Eastern RSA, with the number of restricted shares of Eastern common stock subject to such Eastern RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the exchange ratio. Eastern RSAs will be subject to the same vesting, termination, and other terms and conditions as the applicable Cambridge RSAs were subject immediately prior to the Effective Time.

Exchange of Cambridge Shares

Exchange Procedures

Prior to the Effective Time, Eastern will cause to be delivered to the Exchange Agent a statement or other evidence of shares in book entry form or, at Eastern’s option, stock certificates, representing shares of Eastern common stock to be issued in the merger. In addition, Eastern will deliver to the Exchange Agent an aggregate amount of cash equal to the estimated amount of cash payable in lieu of fractional shares of Eastern common stock. Eastern has selected Continental Stock Transfer & Trust Company to act as the Exchange Agent in connection with the merger.

The conversion of Cambridge common stock into the right to receive the Merger Consideration will occur automatically at the Effective Time. For shares of Cambridge common stock held in book entry form, Eastern will establish procedures for delivery which are be reasonably acceptable to Cambridge.

As promptly as practicable after the Effective Time, and in any event within five business days thereafter, the Exchange Agent will mail to each Cambridge shareholder of record at the Effective Time of the merger who did not previously surrender his or her Cambridge stock certificates, a form of letter of transmittal and instructions for use in surrendering the shareholder’s Cambridge stock certificates. When Cambridge shareholders deliver their Cambridge stock certificates to the Exchange Agent along with a properly completed and duly executed letter of transmittal and any other required documents, their Cambridge stock certificates will be cancelled and in exchange they will receive:

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Evidence of shares in book entry form or, at Eastern’s option, stock certificates, representing the number of whole shares of Eastern common stock that they are entitled to receive under the merger agreement; and/or

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a check representing the amount of cash that they are entitled to receive in lieu of fractional shares, if any. No interest will be paid or accrued on any cash payable in lieu of fractional shares of Eastern common stock.

Eastern will issue evidence of shares of Eastern common stock in book entry form (or, at Eastern’s option, stock certificates) or a check for cash in lieu of a fractional share in a name other than the name in which a surrendered Cambridge stock certificate is registered only if the Exchange Agent is presented with all documents required to show and effect the unrecorded transfer of ownership, together with evidence that any applicable stock transfer taxes have been paid.

Dividends and Distributions

Cambridge shareholders are not entitled to receive any dividends or other distributions on Eastern common stock with a record date after the Effective Time until they have surrendered their Cambridge stock certificates in exchange for evidence in book entry form (or, at Eastern’s option, an Eastern stock certificate) representing the shares of Eastern common stock they are entitled to receive. After the surrender of their Cambridge stock certificates, Cambridge shareholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their Eastern common stock and any unpaid dividend with respect to their Cambridge common stock with a record date that is prior to the effective time.

Withholding

Eastern (through the Exchange Agent) will be entitled to deduct and withhold, from any amounts otherwise payable under the merger agreement to any holder of Cambridge common stock the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. Any such amounts deducted and withheld will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.

Representations and Warranties

The merger agreement contains representations and warranties made by Cambridge and Cambridge Trust to Eastern and Merger Sub and by Eastern and Merger Sub to Cambridge and Cambridge Trust relating to a number of matters, including the following:

•	corporate matters, including due organization, standing, authority, corporate power and minute books;

•	subsidiaries;

•	capital stock;

•	their authority to execute and deliver the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	the filing of securities and regulatory reports;

•	governmental filings and regulatory approvals and consents necessary to complete the merger;

•	SEC reports and related internal controls;

•	financial statements and the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	legal proceedings;

•	compliance with applicable laws;

•	material contracts and absence of defaults thereunder;

•	the absence of agreements with regulatory agencies or investigations by regulatory agencies;

•	risk management instruments;

•	broker’s fees payable in connection with the merger;

•	employee benefit matters;

•	labor and employment matters;

•	environmental matters;

•	tax matters;

•	investment securities;

•	regulatory capitalization;

•	loan, non-performing and classified assets;

•	reserves;

•	trust business and fiduciary accounts;

•	investment management and related activities;

•	repurchase agreements;

•	the Community Reinvestment Act, anti-money laundering and customer information security requirements;

•	transactions with affiliates;

•	tangible property and assets;

•	intellectual property;

•	insurance;

•	information security;

•	indemnification;

•	questionable payments; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Cambridge has made other representations and warranties about itself and its subsidiaries to Eastern and Merger Sub as to mortgage loans, certain anti-takeover provisions, and the fairness opinion Cambridge’s board of directors received.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Eastern and Cambridge, respectively, and (ii) qualified by the reports of Eastern or Cambridge, as applicable, filed with the SEC during the periods from December 31, 2020 and December 31, 2022, respectively, through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of Eastern, Merger Sub and Cambridge are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Cambridge, Eastern or Eastern as the surviving entity in the merger, means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations, or business of Eastern, Cambridge and their respective subsidiaries, taken as a whole, or (ii) which does or would materially impair the ability of Eastern or Cambridge to perform its obligations under the merger agreement or otherwise materially impairs the ability of Eastern or Cambridge to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:

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changes, after the date of the merger agreement, in banking and similar laws of general applicability or interpretations of banking and similar laws of general applicability by governmental authorities (including any measures taken with respect to any quarantine, “shelter in place,” “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19);

•	changes, after the date of the merger agreement, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally;

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any modifications or changes to Cambridge valuation policies and practices in connection with the transactions contemplated by the merger agreement or restructuring charges taken in connection with the transactions contemplated by the merger agreement, in each case in accordance with GAAP and with Eastern’s prior written consent or at the direction of Eastern;

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changes after the date of the merger agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally;

•	the effects of the expenses incurred by Cambridge or Eastern in negotiating, documenting, effecting, and consummating the transactions contemplated by the merger agreement;

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any action or omission required by the merger agreement or taken, after the date of the merger agreement, by Cambridge with the prior written consent of Eastern, and vice versa, or as otherwise expressly permitted or contemplated by the merger agreement or at the written direction of Eastern;

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the public announcement of the merger agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of the merger agreement));

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changes, after the date of the merger agreement, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States;

•	natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events; or

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second, fourth, eighth or ninth bullet point above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the Effective Time.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the Merger

During the period from the date of the merger agreement to the Effective Time (or the earlier termination of the merger agreement), except as otherwise permitted by the merger agreement or the accompanying disclosure schedules, as may be required by law or as consented to in writing by the other party, (a) each of Cambridge and Eastern will, and will cause their respective Subsidiaries to, (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers and (b) each of Eastern and Cambridge will, and will cause their respective subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Eastern or Cambridge to obtain any necessary approvals of any governmental authority required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated hereby on a timely basis.

Additionally, prior to the Effective Time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, or with the prior written consent of Eastern, and subject to additional specified exceptions, Cambridge will not, and will not permit any of its subsidiaries to:

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take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the merger or the transactions contemplated by the merger agreement, (ii) any material impediment to Cambridge’s ability to consummate the merger of the transactions contemplated by the merger agreement, or (iii) any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied, except, in each case, as may be required by applicable law or GAAP;

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other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Cambridge or any of its wholly-owned subsidiaries to Cambridge or any of its wholly-owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned subsidiary of Cambridge) unless Eastern consents in writing (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2021);

•	adjust, split, combine or reclassify any capital stock;

•

make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Cambridge common stock or any securities of any Cambridge subsidiary, except, in each case, (A) regular quarterly cash dividends by Cambridge at a rate not in excess of $0.67 per share of Cambridge common stock, and any associated dividend equivalents for Cambridge equity awards (B) dividends paid by any of the subsidiaries of Cambridge to Cambridge or any of Cambridge’s wholly-owned subsidiaries, and (C) the acceptance, withholding or net settlement of shares of Cambridge common stock for withholding taxes incurred in connection with the vesting or settlement of Cambridge equity awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements;

•

grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of Cambridge or any securities of any Cambridge subsidiary;

•

issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Cambridge common stock or any securities of any Cambridge subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Cambridge common stock or any securities of any Cambridge subsidiary, except pursuant to the vesting or settlement of Cambridge equity award in accordance with their terms, in each case, outstanding as of the date hereof;

•

directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than as otherwise permitted under the merger agreement;

•	except as required under applicable law or by the terms of any Cambridge benefit plan existing as of the date of the merger agreement:

•

enter into, adopt or terminate any Cambridge benefit plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Cambridge or any of its subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Cambridge benefit plan if in effect as of the date of the merger agreement);

•

amend (whether in writing or through the interpretation of) any Cambridge benefit plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Cambridge benefit plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;

•

increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth in the Cambridge disclosure schedules;

•	pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation;

•

accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•	fund or provide any funding for any rabbi trust or similar arrangement;

•	provide, or commit to provide, retiree medical benefits to any person; or

•

provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under the merger agreement, settlement of Cambridge equity awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives);

•

(i) hire any person as an employee of Cambridge or any of its subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business;

•

except pursuant to agreements or arrangements in effect on the date of this Agreement and as set forth in Cambridge’s disclosure schedules, pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of officers or board members of Cambridge or any of its subsidiaries, or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2019;

•

sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, OREO, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2019 or pursuant to contracts or agreements in force at the date of the merger agreement and listed in the Cambridge disclosure schedules;

•

acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2019, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned subsidiary of Cambridge;

•	abandon, cancel, or otherwise allow to lapse or expire any material intellectual property owned by Cambridge or any of its subsidiaries;

•

make or commit to make any capital expenditures so long as any capital expenditures that would cause Cambridge’s aggregate capital expenditure budget to exceed by five percent (5%) the aggregate 2023 capital expenditure budget set forth in the Cambridge disclosure schedules in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair or Eastern consents in writing (which consent will not be unreasonably withheld, conditioned or delayed);

•	amend Cambridge’s articles of organization or bylaws or any equivalent documents of any of Cambridge’s subsidiaries;

•

implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP, or at the written direction of a governmental authority;

•

except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any material contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Cambridge or its subsidiaries or (ii) enter into any contract that would constitute a “material contract” for purposes of the merger agreement if it were in effect on the date of the merger agreement; provided that clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by Section 5.02 of the merger agreement; further provided that nothing in this section shall prohibit Cambridge or any its subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Cambridge or its respective subsidiary;

•

commit any act or omission which constitutes a material breach or default by Cambridge under any agreement with any governmental authority or under any material contract, lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits;

•

except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2021, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Cambridge or any of its subsidiaries or board members or executive officers is a party or becomes a party after the date of the merger agreement, which settlement or agreement involves payment by Cambridge or any of its subsidiaries of an amount which exceeds $100,000 individually or $200,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Cambridge or any Cambridge subsidiary in respect thereof but inclusive of any amount of proceeds paid by Cambridge or any of its subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of Cambridge or any of its subsidiaries; provided that, these prohibitions shall not apply to tax matters, which are governed by Section 5.02(v) of the merger agreement, or that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Cambridge or its subsidiaries or the Eastern or its subsidiaries after the Effective Time;

•

enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Cambridge or any of its subsidiaries;

•	enter into any derivative transaction other than in the ordinary course of business consistent with past practice;

•

materially restructure or materially change the investment securities, derivatives, wholesale funding or BOLI portfolio of Cambridge or any of its subsidiaries, or the interest rate exposure of Cambridge or any of its subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice;

•	take any action with respect to loans other than as permitted in the Cambridge disclosure schedules;

•

make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of OREO properties in the ordinary course);

•	enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property;

•

make, change or revoke any material income tax election, change any tax accounting period, adopt or change any material tax accounting method, file any materially amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any adjustment of any material tax attribute, file any material claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim or assessment;

•

knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the merger, and the holdco merger, taken together, or the bank merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

except for foreclosures in process as of the date of the merger agreement and disclosed in the Cambridge disclosure schedules, foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM 1527-13 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA § 101(35), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of hazardous substances regulated under environmental laws or any other material environmental issue;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•

except as required by law or otherwise expressly contemplated by the merger agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility;

•

compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with Cambridge Trust’s current policies and procedures and past practices since December 31, 2021; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions set forth above.

Eastern has agreed that, except as expressly contemplated or permitted by the merger agreement, without Cambridge’s prior written consent, Eastern will not, and will cause each of its subsidiaries not to undertake the following actions:

•

take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the merger or the transactions contemplated by the merger agreement, (B) any material impediment to Eastern’s ability to consummate the merger or the transactions contemplated by the merger agreement, or (C) any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied except, in each case, as may be required by applicable Law or GAAP;

•

amend the articles of organization or bylaws of Eastern or any of its subsidiaries in a manner that would adversely affect the economic benefits of the merger to the holders of Cambridge common stock or materially and adversely affect the holders of Cambridge common stock relative to other holders of Eastern common stock;

•

knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the merger and the holdco merger, taken together, or the bank merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

adjust, split, combine or reclassify any capital stock of Eastern that would adversely affect the economic benefits of the merger to the holders of Cambridge common stock or materially and adversely change the rights, terms or preferences of the Eastern common stock or make, declare or pay any extraordinary dividend on any capital stock of Eastern;

•

enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all regulatory approvals required under the merger agreement;

•

sell or transfer all or substantially all of the assets of Eastern or Eastern Bank, merge or consolidate Eastern or Eastern Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Eastern or Eastern Bank; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions set forth above.

Regulatory Matters

Eastern and Cambridge have agreed to cooperate with each other and use their respective commercially reasonable efforts (1) to promptly prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary to consummate the transactions contemplated by the merger agreement, including, all regulatory approvals and all other consents and approvals of a governmental authority required to consummate the merger (including Eastern agreeing to use commercially reasonable efforts to file the requisite applications with the FDIC and the Massachusetts Commissioner of Banks within thirty (30) days after the date of the merger agreement, (2) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (3) to cause the transactions contemplated by the merger agreement to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other governmental authority); provided, however, that in no event shall Eastern be required to agree to any prohibition, limitation, or other requirement which the board of directors of Eastern reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Eastern would not have entered into the merger agreement had such condition, restriction or requirement been known at the date of the merger agreement. Eastern and Cambridge have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the merger agreement. Eastern and Cambridge have further agreed to promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any governmental entity in connection with or affecting the transactions contemplated by the merger agreement which the other party does not attend or participate in, to the extent permitted by such governmental authority and subject to applicable law and the merger agreement.

Eastern and Cambridge will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with this joint proxy statement/prospectus and any application, petition, or any other statement or application made by or on behalf of Eastern or Cambridge to any governmental authority in connection with the transactions contemplated by the merger agreement. Provided that Cambridge has cooperated as required by the merger agreement, Eastern agrees to use commercially reasonable efforts to file the requisite applications with the FDIC and the Massachusetts Commissioner of Banks within thirty (30) days after the date of the merger agreement. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its subsidiaries that appear in any filing made in connection with the transactions contemplated by the merger agreement with any governmental authority and Eastern and Cambridge shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by the merger agreement with any governmental authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

Cambridge Bancorp Employee Stock Ownership Plan

If requested by Eastern in writing at least twenty business days prior to the Effective Time, Cambridge will terminate the Cambridge Bancorp Employee Stock Ownership Plan (the “Cambridge ESOP”), effective as of the day immediately prior to the Effective Time (the “ESOP Termination Date”), contingent upon the occurrence of the Closing. In the event that Eastern requests that the Cambridge ESOP be terminated, Cambridge employees will be eligible to participate, effective as of the Effective Time, in any employee stock ownership plan sponsored or maintained by Eastern or one of its subsidiaries. All participants’ accounts in the Cambridge ESOP will become fully vested and 100% non-forfeitable as of the ESOP Termination Date, and no new participants will be admitted to the Cambridge ESOP on or after the ESOP Termination Date. All shares of Cambridge common stock held by the Cambridge ESOP immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration. Following the Effective Time, any unallocated shares of Eastern common stock held by the Cambridge ESOP and any other remaining unallocated assets will be deemed to be earnings and will be allocated as earnings to the accounts of the Cambridge ESOP participants, whether or not such participant is actively employed on the ESOP Termination Date, based on their account balances under the Cambridge ESOP as of the ESOP Termination Date and distributed to the participants of the Cambridge ESOP, except as may be required by applicable law or the terms of the Cambridge ESOP. No later than the day immediately prior to the Effective Time, contingent on the occurrence of the closing, Cambridge shall amend or shall cause the amendment of the Cambridge ESOP to provide that distributions under the Cambridge ESOP after the Effective Time will be made only in the form of Eastern common stock except with respect to any fractional shares or other de minimis cash distributions, which shall be distributed in the form of cash, or as otherwise required by applicable law.

Director and Officer Indemnification and Insurance

The merger agreement provides that, following the Effective Time, Eastern will indemnify and hold harmless each present and former board member or officer of Cambridge and its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time related to the fact that he or she was a board member or officer of Cambridge, or is serving on behalf of Cambridge.

Before the Effective Time, Eastern must cause the surviving entity to obtain and fully pay the premium for extending Cambridge’s existing D&O insurance policies, in each case, for a period of at least six years from and after the Effective Time, and such insurance must be with an insurance carrier with the same or better credit rating and with terms and conditions that are at least as favorable to Cambridge’s current policies.

Certain Additional Covenants

The merger agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company, public announcements with respect to the transactions contemplated by the merger agreement, notification of certain changes, board packages and director resignations, litigation, information systems conversion, coordination of agreements by Cambridge and coordination of dividends, de-listing of Cambridge common stock from NASDAQ, allowing Eastern access to Cambridge’s customers and suppliers and to conduct environmental assessments of certain real property owned by Cambridge and certain reporting requirements of individuals affiliated with Cambridge under Section 16(a) of the Exchange Act.

Employee Benefits Matters

Benefit Plans

Under the merger agreement, Eastern will provide, for the one (1) year-period following the Effective Time, to Cambridge employees as of the Effective Time (the “Continuing Employees”), (i) annual base salary or base wages (as applicable) at least equal to the level that was provided to each such Continuing Employee as of immediately prior to the Effective Time, (ii) additional compensation opportunities that are comparable, in the aggregate, to what was provided to each such Continuing Employee as of immediately prior to the Effective Time, and (iii) employee benefits that are no less favorable than those benefits provided to similarly situated Eastern employees. Under the merger agreement, Cambridge employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the merger will be given the opportunity to apply and be considered for any open position at Eastern for which they are qualified, as if they were internal candidates of Eastern. In addition, Continuing Employees who experience a qualifying termination of employment within one year following the Effective Time and who are not otherwise covered by a contractual severance arrangement would be eligible, subject to the execution of a release of claims in favor of Eastern, for severance benefits paid in a lump sum, and medical and dental coverage equal to the amount determined pursuant to the Cambridge disclosure schedules.

With respect to the comparable Eastern benefit plan that a Continuing Employee is eligible to participate in, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any Eastern defined benefit pension plan, vesting of equity awards granted by Eastern, or if benefits would result in duplication), service by a Continuing Employee with Cambridge prior to the Effective Time will be recognized under the comparable Eastern benefit plan, subject to the terms specified in the merger agreement.

Under the merger agreement, Eastern and Cambridge intend to identify certain Continuing Employees who will be entitled to receive a retention bonus from Eastern in the event such employee remains an employee of Eastern as of the Effective Time and through a post-closing date determined by Eastern (which will not be more than one hundred twenty (120) days after the Effective Time). Under the terms of the merger agreement, Eastern agreed to assume and honor certain agreements with Continuing Employees, as specified in the Cambridge disclosure schedules, including Cambridge’s and Cambridge Trust’s obligations under their defined benefit pension plan, postretirement healthcare plan, and supplemental executive retirement plans.

Shareholder Approval; Board Recommendations

Each of Eastern and Cambridge has agreed to call a meeting of its shareholders and shareholders, respectively, for the purpose of voting upon the adoption of the merger agreement (in the case of the Cambridge shareholders) (the “requisite Cambridge vote”) and the Eastern share issuance (in the case of the Eastern shareholders) (the “requisite Eastern vote”), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable after this registration statement is declared effective and on the same date, with the Cambridge special meeting occurring prior to the Eastern special meeting. Each of Eastern and Cambridge and their respective boards of directors has agreed to use its reasonable best efforts to obtain from Eastern shareholders and Cambridge shareholders, respectively, the vote required to approve the adoption of the merger agreement (in the case of the Cambridge shareholders) and the vote required to approve the Eastern share issuance (in the case of the Eastern shareholders), including by communicating to Eastern shareholders and Cambridge shareholders respectively the Eastern board recommendation that Eastern shareholders approve and adopt the Eastern share issuance (the “Eastern board recommendation”) and the Cambridge board recommendation that Cambridge shareholders adopt the merger agreement (the “Cambridge board recommendation”), as applicable. Each of Eastern and Cambridge has agreed that each of Eastern and Cambridge and their respective boards of directors will not withhold, withdraw, amend, or modify their recommendation in any manner adverse to the other party the Eastern board recommendation, in the case of Eastern, or the Cambridge board recommendation, in the case of Cambridge.

However, subject to certain termination rights described in “—Termination of the Merger Agreement” on page 127 of this joint proxy statement/prospectus below, if the Eastern board of directors or the Cambridge board of directors in response to an unsolicited bona fide written acquisition proposal to Eastern or Cambridge, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to make or continue to make the Eastern board recommendation or the Cambridge board recommendation, as applicable, then, in the case of Eastern, prior to the receipt of the requisite Eastern vote, and in the case of Cambridge, prior to the receipt of the requisite Cambridge vote, such board of directors may withhold or withdraw or modify or qualify in a manner adverse to the other party such recommendation (a “recommendation change”) and submit the merger agreement to its shareholders or shareholders, respectively, without recommendation and may communicate the basis for its lack of a recommendation to its shareholders or shareholders, as applicable, to the extent required by law, provided that (i) it gives the other party at least four (4) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to make or continue to make the Eastern board recommendation or the Cambridge board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.

Eastern and Cambridge must adjourn or postpone the Eastern shareholders meeting or the Cambridge shareholders meeting, as applicable, if there are insufficient shares of Eastern common stock or Cambridge common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Cambridge or Eastern, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Cambridge vote or the requisite Eastern vote. Eastern and Cambridge will only be required to adjourn or postpone the Eastern special meeting or Cambridge special meeting, as applicable two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, with any further adjournments or postponements of the Eastern special meeting or Cambridge special meeting, as applicable, requiring the prior written consent of the other party. Notwithstanding any recommendation change by the Eastern board of directors or the Cambridge board of directors, but subject to the obligation to adjourn or postpone such meetings as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders, and to submit the Eastern Share Issuance Proposal (in the case of the Eastern shareholders) and the Cambridge Merger Proposal (in the case of the Cambridge shareholders) to a vote of such shareholders.

No Solicitation of Alternative Transactions

Cambridge and Eastern have agreed that they will, and will cause each of their subsidiaries and will cause their and their respective representatives to, immediately cease, any discussions or negotiations with any parties conducted prior to the date of the merger agreement with respect to any acquisition proposal.

Cambridge and Eastern have also agreed that following the execution of the merger agreement, they will not, and will cause each of their subsidiaries and their respective directors, officers, agents, advisors and representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to an acquisition proposal, (ii) participate or engage in any negotiations with any person with, or furnish any nonpublic information relating to any acquisition proposal, or (iii) engage or participate in any discussions with any person regarding any acquisition, (except, in each, to notify a person that has made or, to the knowledge of such party, is making inquiries with respect to, or is considering making, an acquisition proposal, of the existence of such duties).

For purposes of the merger agreement, an “acquisition proposal” means, (i) with respect to Cambridge, other than the transactions contemplated by the merger agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (a) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Cambridge and its subsidiaries or 20% or more of any class of equity or voting securities of Cambridge or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Cambridge, (b) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Cambridge or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Cambridge, or (c) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Cambridge or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Cambridge; and (ii) with respect to Eastern, other than the transactions contemplated by the merger agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in described in subclauses (a) through (c) of clause (i) of this sentence, substituting “Eastern” for “Cambridge” thereof.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Cambridge or Eastern vote, respectively, Cambridge or Eastern receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions to the extent that the Cambridge board of directors or Eastern board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such acquisition proposal is reasonably likely to lead to a superior proposal and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided that, prior to or concurrently with providing any such nonpublic information permitted to be provided, Cambridge or Eastern will provide such information to Eastern or Cambridge, as applicable, and will enter into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between Eastern and Cambridge, and such confidentiality agreement may not provide such person with any exclusive right to negotiate with Cambridge.

Cambridge and Eastern have also agreed to (i) promptly (and, in any event, within one (1) business day) advise Eastern or Cambridge, respectively, following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to a superior proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and will keep Eastern or Cambridge, as applicable, reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal. Cambridge and Eastern will also use their reasonable best efforts, subject to applicable law and the fiduciary duties of the Cambridge board of directors or the Eastern board of directors, as applicable, to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

For purposes of the merger agreement, a “superior proposal” means, (i) with respect to Cambridge, any unsolicited bona fide written acquisition proposal with respect to more than 50% of the outstanding shares of capital stock of Cambridge or substantially all of the assets of Cambridge that is (a) on terms which the board of directors of Cambridge determines in good faith (after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by Eastern to adjust the terms and conditions of the merger agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such acquisition proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Cambridge’s shareholders than the transactions contemplated by the merger agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Cambridge, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter; and (ii) with respect to Eastern any unsolicited bona fide written acquisition proposal with respect to more than 50% of the outstanding shares of capital stock of Eastern or substantially all of the assets of Eastern that is described in subclauses (a) through (c) of clause (i) of this sentence, substituting “Eastern” for “Cambridge” and “Cambridge” for “Eastern” thereof.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver if legally permitted (except for the condition set forth in the third bullet below, which may not be waived in any circumstance) of mutual conditions, including:

•	the requisite Eastern vote and the requisite Cambridge vote having been obtained;

•	the receipt and effectiveness of all regulatory approvals, registrations and consents and the expiration or termination of all waiting periods required to complete the merger;

•

the absence of any judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the merger agreement, as well as the absence of any statute, rule, regulation, order, injunction or decree in effect by any court or other governmental authority that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement of which this document is a part, with respect to the Eastern common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC or any other governmental authority for that purpose;

•	the authorization for listing on NASDAQ of the shares of Eastern common stock issuable pursuant to the merger, subject to official notice of issuance;

•

the completion by Eastern of its sale of assets under that certain Asset Purchase Agreement dated as of the date of the merger agreement by and between Eastern and Arthur J. Gallagher Risk Management Services, LLC (which sale was completed on October 31, 2023 as described in section of the joint proxy statement/prospectus titled “Recent Developments”);

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	confirmation that no burdensome conditions exist with respect to any regulatory approvals required for consummation of the merger; and

•

receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger and the holdco merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Eastern nor Cambridge can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to consummation of the merger, whether before or after the receipt of the requisite Cambridge vote or the requisite Eastern vote, by the mutual consent of Eastern and Cambridge, or in the following circumstances:

•

by either Eastern or Cambridge if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the Holdco Merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the Holdco Merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either Eastern or Cambridge (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Cambridge, in the case of a termination by Eastern, or Eastern or Merger Sub, in the case of a termination by Cambridge, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within thirty (30) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the end date);

•

by either Eastern or Cambridge if the merger has not been completed on or before September 19, 2024, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either Cambridge or Eastern (provided Eastern is not in material breach of its obligations related to shareholder approval and the Eastern board recommendation), if the approval of the Eastern Share Issuance Proposal is not obtained because of the failure to obtain the required vote at the Eastern special meeting;

•

by either Eastern or Cambridge (provided Cambridge is not in material breach of its obligations related to non-solicitation of acquisition proposals or the Cambridge shareholder approval and board recommendation), if the approval of the Cambridge Merger Proposal is not obtained because of the failure to obtain the required vote at the Cambridge special meeting;

•

by Cambridge, if, prior to the requisite Eastern vote being obtained, Eastern or the Eastern board of directors (1) withholds, withdraws, modifies or qualifies in a manner adverse to Cambridge the Eastern board recommendation or (2) willfully breaches the provisions of Section 6.02(b) of the merger agreement requiring the Eastern board of directors to recommend approval of the merger and the merger agreement to Eastern shareholders, or Section 6.07 of the merger agreement prohibiting solicitation by Eastern; or

•

by Eastern, if, prior to the requisite Cambridge vote being obtained, Cambridge or the Cambridge board of directors (1) withholds, withdraws, modifies or qualifies in a manner adverse to Eastern the Cambridge board recommendation or (2) willfully breaches the provisions of Section 6.02(a) of the merger agreement requiring the Cambridge board of directors to recommend approval of the merger and the merger agreement to Cambridge shareholders, or Section 6.07 of the merger agreement prohibiting solicitation by Cambridge.

Termination Fees

Cambridge will pay Eastern a termination fee equal to $21.0 million in cash (the “Termination Fee”) if the merger agreement is terminated in the following circumstances:

•

in the event that the merger agreement is terminated by Eastern pursuant to the seventh bullet set forth under “—Termination of the Merger Agreement” above. In such case, the Termination Fee must be paid to Eastern within three (3) business days of the date of termination; or

•

in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Cambridge board of directors or Cambridge’s senior management or has been made directly to the Cambridge shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Cambridge special meeting) an acquisition proposal with respect to Cambridge, and (i) (a) thereafter the merger agreement is terminated by either Eastern or Cambridge because (1) the merger has not been completed prior to September 19, 2024, as that date may be extended by mutual agreement of Eastern and Cambridge, and Cambridge has not obtained the requisite Cambridge vote or (2) Cambridge has not received the requisite Cambridge vote as a result of the failure to obtain such vote at the Cambridge special meeting or (b) thereafter the merger agreement is terminated by Eastern pursuant to the second bullet set forth under “—Termination of the Merger Agreement” above, and (ii) prior to the date that is twelve (12) months after the date of such termination, Cambridge enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty percent (20%)” will instead refer to “fifty percent (50%).” In such case, the Termination Fee must be paid to Eastern on the earlier of the date Cambridge enters into such definitive agreement and the date of consummation of such transaction.

Eastern will pay Cambridge the Termination Fee if the merger agreement is terminated in the following circumstances:

•

in the event that the merger agreement is terminated by Cambridge pursuant to the sixth bullet set forth under “—Termination of the Merger Agreement” above. In such case the Termination Fee must be paid to Cambridge within three (3) business days of the date of termination; or

•

in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Eastern board of directors or Eastern’s senior management or has been made directly to the Eastern shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Eastern special meeting) an acquisition proposal with respect to Eastern, and (i) (a) thereafter the merger agreement is terminated by either Cambridge or Eastern because (1) the merger has not been completed prior to the end date, and Eastern has not obtained the requisite Eastern vote or (2) Eastern has not received the requisite Eastern vote as a result of the failure to obtain such vote at the Eastern special meeting or (b) thereafter the merger agreement is terminated by Cambridge pursuant to the second bullet set forth under “—Termination of the Merger Agreement” above, and (ii) prior to the date that is twelve (12) months after the date of such termination, Eastern enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty percent (20%)” will instead refer to “fifty percent (50%).” In such case, the Termination Fee must be paid to Cambridge on the earlier of the date Eastern enters into such definitive agreement and the date of consummation of such transaction.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that none of the parties will be relieved or released from any liabilities or damages arising out of its fraud or any willful breach of any provision of the merger agreement; provided that in no event will a party be liable for any punitive damages. For purposes of the merger agreement, “willful breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of the merger agreement, and which in fact does cause a material breach of the merger agreement.

Waiver or Amendment of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Eastern vote or the requisite Cambridge vote, except that after the receipt of the requisite Eastern vote or the requisite Cambridge vote, there may not be, without further approval of Eastern shareholders or Cambridge shareholders, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.

At any time prior to the Effective Time, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite Eastern vote or the requisite Cambridge vote, there may not be, without further approval of Eastern shareholders or Cambridge shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.

Fees and Expenses

Except as otherwise described above, each party will bear all expenses incurred by it in connection with the merger agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and legal counsel, provided that nothing contained in the merger agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of the merger agreement.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.

VOTING AGREEMENTS

The following section summarizes material provisions of the separate voting agreements (each, a “voting agreement”), dated as of September 19, 2023, by and between Eastern and the directors and executive officers of Cambridge. A form of the voting agreements is attached to this proxy statement as Annex D and is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. The rights and obligations of parties to the voting agreements are governed by the voting agreement and not by this summary or any other information contained in or incorporated by reference into this joint proxy statement/prospectus. Eastern and Cambridge shareholders are urged to read the form of voting agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the information incorporated by reference into this joint proxy statement/prospectus, before making any decisions regarding the proposals.

Pursuant to the separate voting agreements between Eastern and each of the Cambridge directors and executive officers, which were executed concurrently with the execution of the merger agreement, the directors and executive officers of Cambridge agreed, with respect to shares of Cambridge common stock that they own solely or jointly or have direct or indirect control over, to:

•	restrict their ability to sell, transfer, pledge, assign or dispose of their shares of Cambridge common stock during the term of the voting agreement;

•	appear at the Cambridge shareholder meeting or otherwise cause their shares of Cambridge common stock to be counted as present at the shareholder meeting for purposes of calculating a quorum;

•	vote their shares of Cambridge common stock in favor of adoption and approval of the merger agreement and the transactions it contemplates;

•

vote their shares of Cambridge common stock against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty, or other obligation or agreement, of Cambridge contained in the merger agreement or of the director or executive officer contained in his or her respective voting agreement;

•

vote their shares of Cambridge common stock against any proposal to acquire Cambridge by any person other than Eastern or against any action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the merger agreement; and

•

not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Cambridge, to approve or adopt the merger agreement unless the merger agreement is terminated in accordance with its terms.

The voting agreements were executed as a condition of Eastern’s willingness to enter into the merger agreement.

On the record date of Monday, January 8, 2024, these directors and executive officers solely or jointly and directly or indirectly owned an aggregate of 336,347 shares, which they have agreed to vote in favor of the merger agreement at the Cambridge shareholder meeting. These shares represent approximately 4.3% of the outstanding shares of Cambridge common stock.

No separate consideration was paid to any of the directors or executive officers for entering into these voting agreements. However, the directors and executive officers of Cambridge may be deemed to have interests in the merger as directors and executive officers that are different from or in addition to those of other Cambridge shareholders. See the section titled “The Merger—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 94 of this joint proxy statement/prospectus for a complete description of these interests.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE HOLDCO MERGER

The following section describes the anticipated material U.S. federal income tax consequences of the merger and the holdco merger to U.S. holders (as defined below) of Cambridge common stock. This discussion addresses only those holders that hold their Cambridge common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as, for example:

•	financial institutions;

•	insurance companies;

•	retirement plans;

•	individual retirement and other tax-deferred accounts;

•	mutual funds;

•	persons subject to the alternative minimum tax provisions of the Code;

•	entities treated as partnerships or other flow-through entities for U.S. federal income tax purposes or investors in such partnerships or other flow-through entities;

•	tax-exempt organizations or government organizations;

•	dealers or brokers in securities or foreign currencies;

•	controlled foreign corporations or passive foreign investment companies;

•	traders in securities that elect to use a mark to market method of accounting;
•	regulated investment companies, real estate investment trusts and regulated mortgage investment conduits;

•	persons whose Cambridge common stock is qualified small business stock for purposes of Section 1202 of the Code;

•	certain former U.S. citizens or long-term residents of the United States;

•	persons that immediately before the merger actually or constructively own at least five percent of Cambridge common stock (by vote or value);

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	persons that hold Cambridge common stock as part of a straddle, hedge, constructive sale or conversion transaction; or

•	persons who acquired their shares of Cambridge common stock through the exercise of an employee stock option or otherwise as compensation, through the exercise of warrants, or through a tax-qualified retirement plan.

In addition, this discussion does not address the tax consequences of the merger and the holdco merger to holders of Cambridge stock other than U.S. holders (as defined below).

The following discussion is based upon the Code, its legislative history, Treasury regulations promulgated pursuant to the Code and published rulings and decisions, all as currently in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, and any tax consequences arising under the unearned income Medicare contribution tax, are not addressed in this discussion.

For purposes of this discussion, the term “U.S. holder” means a Beneficial Owner of Cambridge common stock that is:

•	an individual U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust that is a U.S. resident trust for U.S. federal income tax purposes, i.e., a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and the control over all substantial decisions of such trust is vested in one or more U.S. persons or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

The following is a discussion of the material U.S. federal income tax consequences of the merger and the holdco merger for U.S. holders under current law. This discussion is not intended to be tax advice to any particular holder of Cambridge common stock. Tax matters regarding the merger and the holdco merger are complicated, and the tax consequences of the merger and the holdco merger to each Cambridge shareholder will depend on their particular situation. Cambridge shareholders are urged to consult their tax advisers as to the particular tax consequences of the merger and the holdco merger to them, including the application and effect of state, local, federal, foreign and other tax laws.

Tax Consequences of the Merger Generally

Eastern and Cambridge have structured the merger and the holdco merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is anticipated that they will qualify as such. It is a condition to Eastern’s obligation to complete the merger that Eastern receive an opinion of its legal counsel, Nutter, McClennen & Fish, LLP, dated as of the closing date of the merger, to the effect that the merger and the holdco merger, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Cambridge’s obligation to complete the merger that Cambridge receive an opinion of its legal counsel, Hogan Lovells US LLP, dated as of the closing date of the merger, to the effect that the merger and the holdco merger, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain facts, assumptions, representations, warranties and covenants, including those contained in the merger agreement and in letters and certificates provided by Cambridge and Eastern. If any of the facts, assumptions, representations, warranties or covenants upon which the opinions are based are inaccurate or inconsistent with the actual facts, the U.S. federal income tax consequences of the merger and the holdco merger could be adversely affected. None of the tax opinions given in connection with the merger and the holdco merger, or the opinions described below, will be binding on the Internal Revenue Service. Neither Eastern nor Cambridge has requested or intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and the holdco merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Based on the opinions of Hogan Lovells US LLP and Nutter, McClennen & Fish, LLP that the merger and the holdco merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, it is the opinion of Hogan Lovells US LLP and Nutter, McClennen & Fish, LLP that the material U.S. federal income tax consequences of the merger and holdco merger to U.S. holders will be as follows:

Exchange of Cambridge Common Stock for Eastern Common Stock. Cambridge shareholders generally will not recognize any gain or loss for federal income tax purposes on the receipt of Eastern common stock in exchange for Cambridge common stock, except with respect to any cash received instead of a fractional share of Eastern common stock (as discussed below). The aggregate adjusted tax basis of the shares of Eastern common stock received by the Cambridge shareholder (including any fractional shares deemed received and redeemed for cash as described below) generally will equal the basis of the shares of Cambridge common stock surrendered in exchange for the shares of Eastern common stock. The holding period for shares of Eastern common stock received by the Cambridge shareholder (including any fractional share deemed received and sold for cash as described below) generally will include the shareholder’s holding period for the Cambridge common stock surrendered in exchange for the Eastern common stock.

If a U.S. holder of Cambridge common stock acquired different blocks of Cambridge common stock at different times or different prices, any gain or loss will be determined separately with respect to each block of Cambridge common stock and the U.S. holder’s bases and holding periods in their shares of Eastern common stock may be determined with reference to each block of Cambridge common stock. Any such holders should consult their tax advisers regarding the manner in which Eastern common stock received in the merger should be allocated among different blocks of Cambridge common stock and regarding their bases and holding periods in the particular shares of Eastern common stock received in the merger.

Cash in Lieu of Fractional Shares. Cambridge shareholders who receive cash in lieu of a fractional share of Eastern common stock in the merger generally will be treated as having received such fractional share in the merger and then having sold such fractional share for cash. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the basis in the fractional share (determined as set forth above). Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the shareholder’s holding period for such fractional share (including the holding period of the shares of Cambridge common stock surrendered therefor) exceeds one year at the Effective Time. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cambridge shareholders generally will be subject to information reporting and, under certain circumstances, U.S. federal backup withholding (currently at a rate of 24%), on cash received pursuant to the merger. Backup withholding will not apply, however, to Cambridge shareholders who (1) furnish a correct taxpayer identification number, certify that they are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that they are otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Cambridge shareholder’s U.S. federal income tax liability, provided that the Cambridge shareholder timely furnishes the required information to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE HOLDCO MERGER UNDER CURRENT LAW AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT THERETO. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND THE HOLDCO MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND ANY PROPOSED CHANGES TO APPLICABLE TAX LAWS.

INFORMATION ABOUT THE COMPANIES

EASTERN

Eastern is a Massachusetts-chartered bank holding company headquartered in Boston, Massachusetts that was incorporated under Massachusetts law in 2020. Eastern is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. Eastern is the sole shareholder of Eastern Bank and its primary business is serving as the holding company of Eastern.

Eastern Bank is a Massachusetts-chartered bank, founded in 1818. Eastern Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC up to applicable limits. Eastern Bank provides a variety of banking services, trust and investment services, and insurance services, through its full-service bank branches and insurance offices, located primarily in eastern Massachusetts, southern and coastal New Hampshire and Rhode Island.

At September 30, 2023, Eastern Bank had total consolidated assets of approximately $21.1 billion, net loans of approximately $13.7 billion, total deposits of approximately $17.4 billion, and total shareholders’ equity of approximately $2.4 billion.

You can find more information about Eastern in Eastern’s filings with the Securities and Exchange Commission referenced in the sections in this document titled “Where You Can Find More Information” beginning on page 152 and “Incorporation of Certain Documents by Reference” beginning on page 153 of this joint proxy statement/prospectus.

CAMBRIDGE

Cambridge is a Massachusetts corporation and a bank holding company headquartered in Cambridge, Massachusetts that was incorporated under Massachusetts law in 1983. Cambridge is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. Cambridge is the sole shareholder of Cambridge Trust and its primary business is serving as the holding company of Cambridge Trust.

Cambridge Trust is a Massachusetts trust company that was chartered in 1890. Cambridge Trust’s deposits are insured by the Deposit Insurance Fund of the FDIC up to applicable limits, and fully insured through Cambridge Trust’s membership in the Massachusetts Depositors Insurance Fund, which insures all deposits in excess of the FDIC’s insurance limits. Cambridge Trust offers a full range of wealth management, commercial banking, and personal banking services. Cambridge Trust’s clients consist primarily of consumers and small- and medium-sized businesses in these communities and surrounding areas throughout Massachusetts and New Hampshire.

At September 30, 2023, Cambridge had total consolidated assets of approximately $5.5 billion, net loans of approximately $4.0 billion, total deposits of approximately $4.6 billion, and total shareholders’ equity of approximately $526.0 million.

You can find more information about Cambridge in Cambridge’s filings with the Securities and Exchange Commission referenced in the sections in this document titled “Where You Can Find More Information” beginning on page 152 and “Incorporation of Certain Documents by Reference” beginning on page 153 of this joint proxy statement/prospectus.

MERGER SUB

Merger Sub, a direct, wholly owned subsidiary of Eastern, is a Massachusetts corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Cambridge, with Cambridge surviving as a direct, wholly owned subsidiary of Eastern and the separate corporate existence of Merger Sub will cease.

Its principal executive office is located at c/o Eastern Bank, 265 Franklin Street, Boston, MA 02110, and its telephone number is (800) 327-8376.

DESCRIPTION OF EASTERN’S CAPITAL STOCK

Eastern is authorized to issue up to 1,000,000,000 shares of common stock, par value $0.01 per share, with 176,426,993 shares outstanding as of October 31, 2023. Eastern is also authorized to issue up to 50,000,000 shares of preferred stock, with no par value, none of which was issued as of October 31, 2023. The capital stock of Eastern does not represent or constitute a deposit account and is not insured by the FDIC or by the Depositors Insurance Fund.

The following description of the Eastern capital stock does not purport to be complete and is qualified in all respects by reference to Eastern’s articles of organization and bylaws, and the Massachusetts Business Corporation Act.

Common Stock

General

Each share of Eastern common stock has the same relative rights and is identical in all respects with each other share of Eastern common stock.

Dividends

Holders of Eastern’s common stock are entitled to receive and share equally in such dividends as Eastern’s board of directors may declare out of funds legally available for such payments. If Eastern issues preferred stock, holders of such stock may have a priority over holders of Eastern common stock with respect to the payment of dividends. State and federal laws and regulations place limitations on the payment of dividends. Eastern shall not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause its net worth to reduce below (i) the amount required for the liquidation account (described below) or (ii) the regulatory capital requirements of Eastern (to the extent applicable).

Voting Rights

The holders of Eastern common stock have exclusive voting rights in Eastern. They elect Eastern’s board of directors and act on other matters as are required to be presented to them under Massachusetts law or as are otherwise presented to them by the Eastern board of directors. Generally, each holder of Eastern common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Eastern common stock, however, will not be entitled or permitted to vote any shares of Eastern common stock held in excess of the 10% limit and will be entitled to cast only one one-hundredth (1/100th) of a vote per share for each share in excess of the 10% limit. If Eastern issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of holders of 80% of the shares of Eastern common stock then outstanding; provided, however, that if the Eastern board of directors recommends, by the affirmative vote of two-thirds of the Independent Directors (as defined in Eastern’s articles of organization) then in office at a duly constituted meeting of the Eastern board of directors, that shareholders approve such matter at such meeting of shareholders, such matter shall require only the affirmative vote of a majority of the total votes eligible to be cast.

As a Massachusetts-chartered stock bank, corporate powers and control of Eastern Bank are vested in its board of directors, who elect the officers of Eastern Bank and who fill any vacancies on the board of directors. Voting rights of Eastern Bank are vested exclusively in the owner of the shares of capital stock of Eastern Bank, which is Eastern and voted at the direction of Eastern’s board of directors. Consequently, the holders of the common stock of Eastern do not have direct control of Eastern Bank.

Preemptive Rights

A preemptive right allows a shareholder to maintain its proportionate share of ownership of a corporation by permitting the shareholder to purchase a proportionate share of any new stock issuances. Holders of Eastern common stock do not have any preemptive rights with respect to any shares that may be issued by Eastern in the future. Thus, Eastern may sell shares of its common stock without first offering them to the then holders of common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of Eastern Bank, Eastern, as the holder of 100% of Eastern Bank’s capital stock, would be entitled to receive all assets of Eastern Bank available for distribution, after payment or provision for payment of all debts and liabilities of Eastern Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account, as described below. In the event of liquidation, dissolution or winding up of Eastern, the holders of Eastern common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Eastern available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

As required by Massachusetts law, Eastern established a liquidation account upon the completion of its initial public offering (the “Offering”) as part of its conversion from mutual to stock form in 2020. The amount of the liquidation account was initially equal to Eastern’s total equity as set forth in the consolidated statement of financial condition contained in Eastern’s prospectus dated August 11, 2020 distributed in connection with the Offering. The function of the liquidation account is to establish a priority on liquidation for “Eligible Account Holders” and “Supplemental Eligible Account Holders” (each as defined in Eastern’s Plan of Conversion dated June 12, 2020) and, except as otherwise described below, the existence of the liquidation account does not operate to restrict the use or application of the net worth of Eastern or Eastern Bank.

Eastern maintains the liquidation account for the benefit of the Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain Deposit Accounts (as defined in the Plan of Conversion) with Eastern Bank following the Offering. Each Eligible Account Holder and Supplemental Eligible Account Holder shall, with respect to each Deposit Account, hold a related contingent creditor relationship in a portion of the liquidation account balance, in relation to each Deposit Account balance at the Eligibility Record Date or Supplemental Eligibility Record Date, as the case may be, or to such balance as it may be subsequently reduced in accordance with the Plan of Conversion and applicable law. On each December 31 (or other fiscal year end) that the deposit balance in the Deposit Account of an Eligible Account Holder or Supplemental Eligible Account Holder is less than the lesser of: (i) the balance in the Deposit Account at the close of business on any December 31st after the Offering; or (ii) the amount in such Deposit Account as of the Eligibility Record Date or Supplemental Eligibility Record Date (as defined in the Plan of Conversion), then the subaccount balance for such Deposit Account will reduced in an amount proportionate to the reduction in the balance of such Deposit Account. In the event of such downward adjustment, the subaccount balance shall not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related Deposit Account. If any such Deposit Account is closed, the related subaccount shall be reduced to zero. A certificate of deposit or other time account is deemed to be closed upon its maturity date regardless of any renewal thereof. A distribution of each subaccount balance may be made only in the event of Eastern’s complete liquidation and only out of funds available for such purpose after payment of all creditors. At December 31, 2022, the amount of the liquidation account was $759.7 million, as compared to $1.1 billion at December 31, 2020.

Preferred Stock

The Eastern board of directors is authorized, subject to limitations in its articles of organization and applicable law, to issue preferred stock in one or more series from time to time, in each case without shareholder approval. The Eastern board of directors may fix the dividend, redemption, liquidation and conversion rights of each series of preferred stock, and may provide for a sinking fund or redemption or purchase account to be provided for the preferred stock. The board of directors may also grant voting rights to the holders of any series of preferred stock, subject to certain limitations in Eastern’s articles of organization. There are no shares of Eastern preferred stock issued and outstanding.

Other Provisions in Eastern’s Articles of Organization and Bylaws

The Eastern Articles of Organization and Eastern Bylaws contain a number of provisions that may have the effect of discouraging or delaying attempts to gain control of Eastern, including provisions:

•

classifying the Eastern board of directors into three classes to serve for three years, with one class being elected annually (provided, however, that classification of Eastern’s board of directors will cease as of Eastern’s 2027 annual meeting of shareholders);

•	authorizing the Eastern board of directors to fix the size of the Eastern board of directors;

•	limiting the removal of directors by a majority of shareholders to removal for cause; and

•	increasing the amount of stock required to be held by shareholders seeking to call a special meeting of shareholders above the minimum established by statute.

Massachusetts has adopted a “business combination” statute (Chapter 110F of the Massachusetts Business Corporation Act) that may also have additional anti-takeover effects to provisions in Eastern’s articles of organization and bylaws. Massachusetts has also adopted a “control share” statute (Chapter 110D of the Massachusetts Business Corporation Act), the provisions of which Eastern has provided in its bylaws shall not apply to “control share acquisitions” of Eastern within the meaning of said Chapter 110D.

Sole and Exclusive Forum

The Eastern Articles of Organization provide that state and federal courts located in Massachusetts will be the exclusive forum for substantially all disputes between Eastern and its shareholders, which could limit the ability of Eastern shareholders to obtain a favorable judicial forum for disputes with Eastern or its directors, officers or employees. The Eastern Articles of Organization provide that, unless Eastern consents in writing to the selection of an alternative forum, the Business Litigation Session of the Suffolk County Superior Court (the “BLS”) in general is the sole and exclusive forum for any derivative action or proceeding brought on behalf of Eastern, any action asserting a claim of breach of a fiduciary duty, any action asserting a claim arising pursuant to any provision of Massachusetts corporate law, or any action asserting a claim governed by the internal affairs doctrine. The Eastern Articles of Organization provide that the BLS will have exclusive jurisdiction, unless the BLS does not have subject matter jurisdiction, in which case a state court located within Massachusetts or, if no state court located within Massachusetts has subject matter jurisdiction, the United States District Court for the District of Massachusetts will have exclusive jurisdiction.

For any claim arising under the Securities Act of 1933 or the rules and regulations thereunder, the articles of organization provide that the United States District Court for the District of Massachusetts and the BLS (or if the BLS does not have subject matter jurisdiction, a state court located within Massachusetts), to the fullest extent permitted by law, will have concurrent jurisdiction for the resolution of such claim, unless Eastern consents in writing to the selection of an alternative forum. The Eastern Articles of Organization also provide that the exclusive forum provision does not apply to any claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.

Eastern’s choice of forum provision may limit an Eastern shareholder’s ability to bring a claim in a judicial forum that the shareholder finds favorable for disputes with Eastern or its directors and officers or other employees, which may discourage such lawsuits against Eastern and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in Eastern’s articles of organization to be inapplicable or unenforceable in an action, Eastern may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Eastern’s business and financial condition.

Transfer Agent

The transfer agent and registrar for Eastern common stock is Continental Stock Transfer & Trust Company.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF EASTERN AND CAMBRIDGE

This section describes the differences between the rights of holders of Cambridge common stock and the rights of holders of Eastern common stock. While we believe that the description covers the material differences between the rights of the holders, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between your rights as a holder of Cambridge common stock and your rights as a holder of Eastern common stock.

As a shareholder of Cambridge, a Massachusetts corporation, your rights are governed by Massachusetts law, the Cambridge Articles of Organization as currently in effect, and the Cambridge Bylaws as currently in effect. When the merger becomes effective and you receive Eastern common stock in exchange for your Cambridge shares, you will become a shareholder of Eastern, a Massachusetts corporation. Eastern’s common stock is listed on NASDAQ under the symbol “EBC.” As an Eastern shareholder, your rights will be governed by Massachusetts law, the Eastern Articles of Organization, as in effect from time to time, and the Eastern Bylaws, as in effect from time to time.

The following discussion of the respective rights of Cambridge and Eastern shareholders under Massachusetts law, and the similarities and material differences between (i) the rights of Cambridge shareholders under the Cambridge Articles of Organization and Cambridge Bylaws and (ii) the rights of Eastern shareholders under the current Eastern Articles of Organization and Eastern Bylaws. This discussion is only a summary of some provisions and is not a complete description of these similarities and differences. This discussion is qualified in its entirety by reference to Massachusetts law and the full texts of the Cambridge Articles of Organization, Cambridge Bylaws, Eastern Articles of Organization and Eastern Bylaws.

	Cambridge	Eastern

Capitalization

The total authorized capital stock of Cambridge consists of 10,000,000 shares of common stock, $1.00 par value per share.

As of the record date, there were 7,845,452 shares of Cambridge common stock outstanding held by approximately 601 holders of record.

The total authorized capital stock of Eastern consists of 1,000,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, with no par value.

As of the record date, there were 174,508,659 shares of Eastern common stock outstanding held by approximately 7,976 holders of record, and no shares of preferred stock outstanding.

Preemptive Rights	A preemptive right allows a shareholder to maintain its proportionate share of ownership of a corporation by permitting the shareholder to purchase a proportionate share of any new stock issuances. Unless the articles of organization expressly grants such rights to the shareholder, a shareholder does not have any preemptive rights.

	The Cambridge Articles of Organization do not provide Cambridge shareholders with preemptive rights.	The Eastern Articles of Organization do not provide Eastern shareholders with preemptive rights.

Limitations on Voting Rights	The Cambridge Articles of Organization and Cambridge	The Eastern Articles of Organization and Eastern Bylaws

	Cambridge	Eastern
	Bylaws do not contain limitations on shareholder voting rights.	do not contain limitations on shareholder voting rights, except that any holder of shares in excess of the 10% threshold is entitled to cast only one one-hundredth (1/100th) of a vote per share for each share in excess of the 10% threshold.

Dividends and Other Stock Rights

The Cambridge Articles of Organization and Cambridge Bylaws do not provide shareholders with an explicit right to receive dividends.

Under the Massachusetts Business Corporation Act (“MBCA”), Cambridge’s board of directors may declare dividends annually, semi-annually, or quarterly from net profits; provided that, under the MBCA, a corporation may not make a distribution if, after giving effect thereto, either: (i) it would be unable to pay its debts as they become due in the usual course of its business; or (ii) its total assets would be less than its total liabilities.

Eastern may pay dividends on its common stock in accordance with Massachusetts law.

Eastern shall not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause its net worth to reduce below the amount required for the Liquidation Account established in connection with its 2020 conversion from mutual to stock form.

Eastern and Eastern Bank are subject to the same dividend limitations under federal and Massachusetts law that are applicable to Cambridge and Cambridge Trust.

Eastern’s board of directors is also authorized to issue, without shareholder approval, one or more series of preferred stock, the terms of which would be fixed by Eastern’s board of directors. See “Description of Eastern’s Capital Stock–Preferred Stock” beginning on page 136 of this joint proxy statement/prospectus.

If Eastern issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends and in the event of liquidation or dissolution of Eastern.

Right to Call Special Meetings of Shareholders	Special meetings may be called by the Chief Executive Officer, or by a majority of the directors; and shall be called by the secretary or, in case of the death, absence, incapacity or refusal of the	Special meetings may be called by the chairman of the board, if any, by the chief executive officer, by a majority of the directors; and shall be called by the secretary, or, in case of the death, absence,

	Cambridge	Eastern
	secretary, by any other officer, upon written application of one or more shareholders who hold at least 10% of the capital stock entitled to vote thereat.	incapacity or refusal of the secretary, by any other officer, upon written demand of one or more shareholders who hold at least 25% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting.

Notice of Shareholder Meetings	Cambridge requires that notice of shareholder meetings be given not less than 7 days nor more than 60 days before the meeting.	Eastern requires that notice of shareholder meetings be given not less than 7 days nor more than 60 days before the meeting.

Board of Directors – Number and Term of Office

The Cambridge Articles of Organization and Cambridge Bylaws provide that the number of directors of Cambridge shall never be fewer than 3 nor more than 25, and that the exact number of directors shall be fixed from time to time by resolution of the Cambridge board of directors. Currently, Cambridge’s board of directors is set at 16 directors.

The Cambridge Articles of Organization and Cambridge Bylaws provide further that the Cambridge board of directors shall be divided into three classes, as nearly equally as possible, creating a staggered board of directors. At each annual meeting of shareholders, successors to the class of directors whose term expires at such annual meeting shall be elected to hold office for a three-year term.

Under the MBCA, Eastern may not have less than 3 directors.

The Eastern Bylaws provide that the number of directors shall be fixed solely and exclusively by resolution duly adopted from time to time by the Eastern board of directors. Currently, Eastern’s board of directors is set at 13 directors.

Pursuant to the Eastern Articles of Organization, the Eastern board of directors is currently divided into three classes of directors serving staggered three-year terms, with each class being as equal in number as possible. Directors for each class are elected at the annual meeting of shareholders held in the year in which the term for their class expires. However, at Eastern’s 2025 and 2026 annual meeting of the shareholders, the classes of directors whose terms expire at those meetings will be nominated for re-election for two- and one-year terms, respectively, and the board of directors will be fully declassified, with all directors standing for annual election, beginning with Eastern’s 2027 annual meeting of shareholders.

	Cambridge	Eastern

Board of Director Nominations by Shareholders

The Cambridge Bylaws provide that no person may be elected a director without first being nominated by or at the direction of the Cambridge board of directors or by any shareholder of record entitled to vote of the election of directors.

To nominate a director nominee, a shareholder must provide written notice to the Corporate Secretary not fewer than 50 days nor more than 70 days before the annual meeting of shareholders. Such shareholder’s notice must set forth (i) the name and address of such shareholder and of each person to be nominated; (ii) the class and number of shares of capital stock of Cambridge beneficially owned by such shareholder and by each person to be nominated; (iii) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate such person(s); (iv) a description of all arrangements between such shareholder and each person to be nominated by the shareholder; (v) such other information regarding each nominee proposed in the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (vi) the consent of each nominee to serve as a director of Cambridge if elected. The evaluation by the Governance Committee of the Cambridge board of directors of shareholder-recommended director candidates will be the same as for any other proposed candidates.

The Cambridge board of directors, upon recommendation of the Governance Committee of the Cambridge board of directors, selects director nominees to be presented for shareholder approval at the annual meeting, including

The Eastern Bylaws state that no person may be elected a director without first being nominated by or at the direction of the Eastern board of directors or by any shareholder of record entitled to vote of the election of directors.

To nominate a director nominee, a shareholder must provide timely written notice to the secretary of Eastern.

To be timely, notice must be delivered to the secretary at the principal executive offices of Eastern no fewer than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting and must include:

(1)   with regards to the nominee, information required to be included in a proxy statement filed with the SEC;

(2)   as to the shareholder giving the notice and the beneficial owner(s), if any, on whose behalf the nomination or proposal is made:

(i) the name and address of such shareholder, as they appear on Eastern’s books, and of such beneficial owner(s);

(ii) certain information specified in the Eastern Bylaws with respect to such shareholder or beneficial owner(s), if any, regarding the class or series and number of shares of Eastern common stock owned, as well as information pertaining to certain derivative securities or other agreements or arrangements that affect such shareholder or beneficial owner(s)’ voting rights, dividend rights or

	Cambridge	Eastern
	the nomination of incumbent directors for reelection and the consideration of any director nominations submitted by shareholders.	other rights with respect to Eastern common stock, or any arrangements between the nominee and such nominating shareholder or beneficial owner(s).

Resignation and Removal of Directors

The Cambridge Bylaws provide that a director may resign by giving written notice of such resignation to the chief executive officer, president, treasurer, secretary or directors of Cambridge. Directors are expected to offer their resignation in the event of any significant change in circumstances that renders them incapable of performing their duties.

The Cambridge Bylaws further provide that a director may be removed only for cause by the affirmative vote of at least 80% of the shares of capital stock entitled to vote at any special meeting called for the purpose of considering such removal. In addition, any director may be removed for cause by the affirmative vote of a majority of the other directors then in office. Any vacancy in the Cambridge board of directors created as a result of a director’s removal may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Notably, directors may not be removed without cause.

The Eastern Bylaws provide that any director may resign at any time by delivering his or her resignation in writing to the chief executive officer or the secretary or to a meeting of the directors. Such resignations shall take effect at such time as is specified therein, or if no such time is so specified, then upon delivery thereof to the chief executive officer or the secretary or to a meeting of the directors.

The Eastern Articles of Organization provide that, subject to the rights of any voting group with a separate right to elect directors, any director (including any person elected by the Eastern board of directors to fill any vacancy in the Eastern board of directors) may be removed from office only for cause and only by either (i) the affirmative vote of at least two-thirds of the “independent directors” (as defined in the Eastern Articles of Organization) then in office at a duly constituted meeting of the Eastern board of directors or (ii) an affirmative majority of the total votes eligible to be cast by shareholders, voting together as a single class, at a duly constituted meeting of shareholders called expressly for the purpose of removing such director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

Amendment of Bylaws	The Cambridge Articles of Organization state that the Cambridge Bylaws may provide	The Eastern Articles of Organization and Eastern Bylaws provide that the board of directors

	Cambridge	Eastern

that the directors may make, amend or repeal the bylaws in whole or in part, except with respect to any provision thereof which by law, the articles of organization or the bylaws requires action by the shareholders.

The Cambridge Bylaws provide that the bylaws may be amended, altered or repealed in whole or in part, and new bylaws may be adopted, by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote. The bylaws further state that the directors may also make, amend or repeal the bylaws in whole or in part, except with respect to any provision thereof which by law, the articles of organization or the bylaws requires action by the shareholders.

Any amendment or repeal of the bylaws that affects the voting power of shareholders, other than action with respect to control share acquisitions of Cambridge, shall require approval of the shareholders. Following the adoption of an amendment to the bylaws by the directors, no later than the time of giving notice of the meeting of shareholders immediately following such amendment, notice stating the substance of such action shall be given to all shareholders entitled to vote on amending the bylaws.

Any action taken with respect to the bylaws by the directors may be amended or repealed by the shareholders.

may amend the bylaws in whole or in part, by the affirmative vote of a majority of the directors then in office at a duly constituted meeting of the board of directors. However, if at such action there is an “interested shareholder” (as defined in the Eastern Articles of Organization), then such action will require the affirmative vote of at least two-thirds of the independent directors then in office at such meeting. Following the adoption of an amendment to the bylaws by the directors, no later than the time of giving notice of the meeting of shareholders immediately following such amendment, notice thereof stating the substance of such action shall be given to all shareholders entitled to vote on amending the bylaws.

The shareholders may amend the bylaws at a meeting called expressly for such purpose, by the affirmative vote of a majority of the total votes eligible to be cast by shareholders on such amendment, voting together as a single voting group; provided, however, that notice of the substance of the proposed amendment is stated in the notice of such meeting.

Any bylaw adopted or amended by the directors may be amended or reinstated by the shareholders entitled to vote on amending the bylaws.

Amendment of Articles of Incorporation and Articles of Organization	The Cambridge Articles of Organization and Cambridge Bylaws do not provide a mechanism by which the Cambridge Articles of	The Eastern Articles of Organization provide that the articles may be amended, at a duly constituted meeting of shareholders called expressly for

	Cambridge	Eastern
Organization may be amended, meaning that the articles of organization may be amended pursuant to Section 10.03 of the MBCA.

such purpose, by the affirmative vote of a majority of the total votes eligible to be cast by shareholders on such amendment, voting together as a single voting group, provided that such amendment has been duly approved by the Eastern board of directors with the affirmative vote of a majority of directors, subject to the following exception.

If at the time of the proposed amendment to the Eastern Articles of Organization there is an “interested shareholder” (as defined in the Eastern Articles of Organization), then, in addition to the majority vote specified above and any other vote required by applicable law, the affirmative vote of the holders of a majority of the voting shares (as defined in the Eastern Articles of Organization) not beneficially owned by the interested shareholder, voting together as a single voting group, would be required to amend, repeal, or adopt any provisions inconsistent with the provisions in the Eastern Articles of Organization (described below) relating to certain business combinations by Eastern with an interested shareholder or any affiliate of that shareholder.

Approval of Business Combinations	The Cambridge Articles of Organization and Cambridge Bylaws of do not contain any special provisions relating to the approval of business combinations, and therefore business combinations requiring a vote of Cambridge’s shareholders are subject to the default rule under the MBCA requiring the affirmative vote of at least two-thirds of the then outstanding shares entitled to vote thereon.	Approval of a merger, share exchange or consolidation of Eastern with or into any other entity or the sale, lease or exchange of all or substantially all of Eastern’s property or assets, requires the affirmative vote of a majority of the total number of votes eligible to be cast by shareholders on such matter, voting together as a single voting group but only if Eastern’s board of directors so determines, by the affirmative vote of two-thirds of the directors then in office at a

Cambridge	Eastern

duly constituted meeting of the board of directors (unless at the time of such action there shall be an “interested shareholder” (as defined in the Eastern Articles of Organization), in which case such determination shall also require the affirmative vote of a majority of the “independent directors” (as defined in the Eastern Articles of Organization) then in office at such meeting).

If Eastern’s board of directors does not determine by the requisite vote to require the approval of only the affirmative vote of a majority of the total number of votes eligible to be cast by shareholders on such matter, a merger, share exchange or consolidation of Eastern with or into any other entity or the sale, lease or exchange of all or substantially all of Eastern’s property or assets, Eastern’s articles of organization would require the affirmative vote of at least two-thirds of the total number of votes eligible to be cast by shareholders on such matter, voting together as a single voting group, at a duly constituted meeting of shareholders called expressly for such purpose.

In the case of a proposed “business combination” (as defined in the Eastern Articles of Organization) by Eastern with an “interested shareholder” (as defined in the Eastern Articles of Organization), or any affiliate of an interested shareholder, the Eastern Articles of Organization provide that, in addition to any affirmative vote that may be required by the MBCA, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding voting shares, voting together as a

	Cambridge	Eastern
single voting group, would be required, unless either (i) the business combination has been approved by two-thirds of the independent directors then in offer, or (ii) the business combination satisfies certain price and procedure requirements set forth in the articles of organization.

Limitation of Liability and Indemnification	The Cambridge Bylaws provide for indemnification (to the extent permitted by law) of Cambridge’s current and former directors and officers, whether serving Cambridge or at its request any other entity, against all expenses and liabilities reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of serving or having served in such capacity; provided that no such indemnification shall be provided (a) with respect to a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation, or the proceeding seeks a declaratory judgment regarding his or her own conduct or (b) with respect to a compromise payment made to dispose of a matter, pursuant to a consent decree or otherwise, unless the payment and indemnification thereof have been approved by the corporation, which approval shall not unreasonably be withheld, or a court of competent jurisdiction. No indemnification will be provided if the director or officer (a) did not act in good faith, in the reasonable belief that his or her

The Eastern Articles of Organization state that no director shall have personal liability to Eastern or its shareholders for monetary damages for breach of his or her fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that the director will still be liable for (a) for any breach of the director’s duty of loyalty to Eastern or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for improper distributions under Section 6.40 of the MBCA, or (d) for any transaction from which the director derived an improper personal benefit.

Under the Eastern Bylaws, each current and former director and officer shall be indemnified by Eastern against any and all expenses incurred in connection with any proceeding in which such director or officer is involved as a result of serving or having served (a) as a director, officer or employee of Eastern, (b) in any capacity with respect to any employee benefit plan sponsored by Eastern or any wholly-owned subsidiary of Eastern, (c) as a director, officer or employee of any majority-owned subsidiary of Eastern, or (d) in any capacity with any other corporation,

	Cambridge	Eastern
action was in, or at least not opposed to, the best interests of Cambridge, and (b) in a criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

organization, partnership, joint venture, trust or other entity at the request or direction of Eastern or any majority-owned subsidiary of Eastern; provided, however, that Eastern may not make any indemnification payment prohibited by Section 18(k) of the Federal Deposit Insurance Act or the regulations promulgated thereunder by the Federal Deposit Insurance Corporation

The Eastern Bylaws further provide that each non-officer employee of Eastern may, in the discretion of the board of directors, be indemnified by Eastern against any and all expenses incurred by such non-officer employee in connection with any proceeding in which such non-officer employee is involved as a result of serving or having served (a) as an employee of Eastern or any subsidiary, (b) in any capacity with respect to any employee benefit plan sponsored by Eastern or any wholly-owned subsidiary of Eastern, (c) as a director, officer or employee of any majority-owned subsidiary of Eastern, or (d) in any capacity with any other corporation, organization, partnership, joint venture, trust or other entity at the request or direction of Eastern or any majority-owned subsidiary of Eastern, all as subject to certain limitations.

Liquidation Account	Cambridge is not required to and does not maintain a liquidation account.	In the event of any liquidation, dissolution or winding up of Eastern Bank, Eastern, as the holder of 100% of Eastern Bank’s capital stock, would be entitled to receive all assets of Eastern Bank available for distribution, after payment or provision for payment of all debts and liabilities of Eastern Bank, including all

	Cambridge	Eastern
deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account established in connection with Eastern’s 2020 conversion from mutual to stock form. See “Description of Eastern’s Capital Stock— Common Stock—Liquidation” beginning on page 136 of this joint proxy statement/prospectus for a more detailed explanation of Eastern’s liquidation account.

In the event of liquidation, dissolution or winding up of Eastern, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of Eastern available for distribution. See “Description of Eastern’s Capital Stock—Common Stock—Liquidation” beginning on page 136 of this joint proxy statement/prospectus for a more detailed explanation of Eastern’s liquidation account.

Sole and Exclusive Forum	Neither Cambridge Articles of Organization nor the Cambridge Bylaws restrict the jurisdiction or forum for disputes between Cambridge and its shareholders.	The Eastern Articles of Organization provide that state and federal courts located in Massachusetts will generally be the exclusive forum for substantially all disputes between us and our shareholders, subject to certain exceptions under the federal securities laws. See “Description of Eastern’s Capital Stock–Sole and Exclusive Forum” beginning on page 137 of this joint proxy statement/prospectus for a more detailed description of the exclusive forum provision in the Eastern Articles of Organization.

LEGAL MATTERS

The validity of the shares of Eastern common stock to be issued in connection with the merger will be passed upon for Eastern by Nutter, McClennen & Fish, LLP, counsel for Eastern.

Nutter, McClennen & Fish, LLP, counsel for Eastern, and Hogan Lovells US LLP, counsel for Cambridge, will provide, prior to the Effective Time, opinions regarding certain federal income tax consequences of the mergers for Eastern and Cambridge, respectively.

EXPERTS

Eastern

The consolidated financial statements of Eastern for the year ended December 31, 2022 appearing in Eastern’s Current Report on Form 8-K, and the effectiveness of Eastern’s internal control over financial reporting as of December 31, 2022 included in Eastern’s Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Cambridge

The consolidated financial statements of Cambridge and the effectiveness of Cambridge’s internal control over financial reporting appearing in Cambridge’s Annual Report (Form 10-K) for the year ended December 31, 2022, have been audited by Wolf & Company, P.C., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ANNUAL MEETING SHAREHOLDER PROPOSALS

Eastern

If you are interested in submitting a proposal for inclusion in the proxy statement for the 2024 annual meeting of shareholders of Eastern, you need to follow the procedures outlined in Rule 14a-8 of the Exchange Act. Any shareholder who wishes to submit a proposal for inclusion in the proxy statement for the 2024 annual meeting of shareholders will be required, pursuant to Rule 14a-8, to deliver the proposal to Eastern no later than December 5, 2023.

For business to be brought before the 2024 annual meeting by a shareholder (other than a proposal submitted in accordance with Rule 14a-8), you must give timely notice to Eastern, which must be delivered to or mailed and received at the principal executive offices of Eastern not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting (i.e., not later than February 15, 2024 or earlier than January 16, 2024) and must otherwise satisfy the requirements set forth in Eastern’s bylaws. In the event Eastern receives notice of a shareholder proposal to take action at the 2024 annual meeting of shareholders that is not submitted for inclusion in Eastern’s proxy materials, the persons named in the proxy sent by Eastern to its shareholders intend to exercise their discretion to vote on the shareholder proposal in accordance with their best judgment. Please forward any shareholder proposals or notices of business, in writing, to our Corporate Secretary at 265 Franklin Street, Boston, Massachusetts 02110.

Cambridge

Cambridge does not anticipate holding a 2024 annual meeting of Cambridge shareholders if the merger is completed before the second quarter of 2024. However, if the merger is not completed within the expected timeframe, or at all, Cambridge may hold an annual meeting of its shareholders in 2024. If you are interested in submitting a proposal for inclusion in the proxy statement for the 2024 annual meeting of shareholders of Cambridge, you need to follow the procedures outlined in Rule 14a-8 of the Exchange Act. Any shareholder who wishes to submit a proposal for inclusion in the proxy statement for the 2024 annual meeting of shareholders will be required, pursuant to Rule 14a-8, to deliver the proposal to Cambridge no later than November 17, 2023.

Cambridge’s bylaws provide that, in order for a shareholder to make proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such proposal(s) to the Corporate Secretary of Cambridge not less than 50 days nor more than 70 days prior to the schedule date of the 2024 annual meeting. If less than 60 days’ prior public disclosure of the date of the 2024 annual meeting is made, a Cambridge shareholder’s notice must be received not later than the close of business on the earlier of the 10th calendar day following the day on which such public disclosure was made or the day before the meeting. The shareholder must also provide certain information in the notice, as set forth in Cambridge’s Bylaws. Failure to comply with these advance notice requirements will preclude such nominations or new business from being considered at the meeting.

WHERE YOU CAN FIND MORE INFORMATION

Eastern and Cambridge file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. These reports, proxy and information statements, and other information that Eastern and Cambridge file electronically with the SEC are available at the web site maintained by the SEC at http://www.sec.gov.

Reports, proxy and information statements, and other information filed by Eastern with the SEC are also available at Eastern’s web site at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings.” The reports, proxy and information statements, and other information filed by Cambridge with the SEC are available at Cambridge’s web site at https://www.cambridgetrust.com/ under the sections “About Us” and “Investor Relations”. The web addresses of the SEC, Eastern and Cambridge are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

Eastern has filed a registration statement on Form S-4 with the SEC under the Securities Act to register the Eastern common stock to be issued to Cambridge shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Eastern in addition to constituting a proxy statement for Eastern shareholders and Cambridge shareholders. As allowed by SEC rules, this document does not contain all the information you can find in Eastern’s registration statement or the exhibits to the registration statement. Statements made in this document as to the content of any contract, agreement or other document referenced are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this document in light of that exhibit.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Eastern and Cambridge to incorporate by reference information in this joint proxy statement/prospectus. This means that Eastern and Cambridge can disclose important information to you by referring you to other documents filed separately with the SEC that are legally considered to be part of this document, and later information that is filed by Eastern and Cambridge with the SEC will automatically update and supersede the information in this document and the documents listed below.

For purposes of this joint proxy statement/prospectus, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes the statement in the document.

Eastern and Cambridge incorporate by reference the specific documents listed below and any future filings that Eastern and Cambridge make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of Eastern, the date of the Eastern special meeting of shareholders, and, in the case of Cambridge, the date of the Cambridge special meeting of shareholders, provided that Eastern and Cambridge are not incorporating by reference any information furnished to, but not filed with, the SEC.

Eastern SEC Filings (SEC File No. 001-39610)

•	Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 24, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 8, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 3, 2023;

•

Current Reports on Form 8-K filed with the Securities and Exchange Commission on January  26, 2023, April  27, 2023, May  17, 2023, July 27, 2023, September  19, 2023, October 26, 2023, October  30, 2023, October 31, 2023 (as amended by that certain Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November  6, 2023), November 6, 2023 and November 8, 2023 (except, with respect to each of the foregoing other than the Current Report on Form 8-K filed on October 26, 2023, for portions of such reports which were deemed to be furnished and not filed); and

•	Definitive proxy statement on Schedule 14A for the 2023 annual meeting of shareholders, filed with the Securities and Exchange Commission on April 3, 2023.

Cambridge SEC Filings (SEC File No. 001-38184)

•	Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 16, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 4, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 3, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023;

•

Current Reports on Form 8-K filed with the Securities and Exchange Commission on January  4, 2023, March  14, 2023, May  16, 2023, June  12, 2023, July  18, 2023, September  19, 2023 and December 19, 2023 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

•	Definitive proxy statement on Schedule 14A for the 2023 annual meeting of shareholders, filed with the Securities and Exchange Commission on March 16, 2023.

You can obtain any of the Eastern documents or Cambridge documents incorporated by reference into this joint proxy statement/prospectus, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bank Investor Relations Email: InvestorRelations@easternbank.com Telephone: (781) 598-7920	Cambridge Investor Relations Email: InvestorRelations@cambridgetrust.com Telephone: (617) 520-5520

You should rely only on the information contained or incorporated by reference into this document. Eastern has supplied all information contained or incorporated by reference into this document relating to Eastern. Cambridge has supplied all information contained in this document relating to Cambridge. Neither Eastern nor Cambridge has authorized anyone to provide you with information that is different from what is contained in this document. This document is dated January 16, 2024. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders of Eastern or shareholders of Cambridge nor the issuance of Eastern common stock in the merger creates any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 19, 2023

BY AND AMONG

EASTERN BANKSHARES, INC.,

EASTERN BANK,

CITADEL MS 2023, INC.,

CAMBRIDGE BANCORP,

AND

CAMBRIDGE TRUST COMPANY

i

INDEX OF DEFINED TERMS

2021 Company PRSUs	A-7
2022-2023 Company PRSUs	A-8
Acquisition Agreement	A-63
Affiliate	A-81
Agreement	A-81
Approval Date	A-2
Articles of Holdco Merger	A-2
Articles of Merger	A-2
Asset Disposition	A-75
Asset Disposition Agreement	A-75
Bank Merger	A-1, 81
Bank Secrecy Act	A-81
BHC Act	A-81
BOLI	A-31
Burdensome Conditions	A-60
Business Day	A-81
Buyer	A-1, 81
Buyer 401(k) Plan	A-68
Buyer Acquisition Proposal	A-81
Buyer Adverse Recommendation Change	A-64
Buyer Balance Sheet Date	A-38
Buyer Bank	A-1
Buyer Benefit Plan	A-41

Buyer Board Recommendation	A-58
Buyer Classified Loans	A-47
Buyer Common Stock	A-82
Buyer Covered Person	A-51
Buyer Disclosure Schedule	A-33
Buyer Equity Plan	A-82
Buyer ESOP	A-82
Buyer Insurance Policies	A-82
Buyer Intervening Event	A-82
Buyer Lease Options	A-50
Buyer Leased Real Property	A-50
Buyer Leases	A-50
Buyer Loan Property	A-45
Buyer Material Contract	A-83
Buyer Material Contracts	A-40
Buyer Meeting	A-58
Buyer Owned Real Property	A-49
Buyer Pension Plan	A-42
Buyer Real Property	A-50
Buyer Regulatory Agreement	A-41
Buyer Reports	A-36
Buyer RSA	A-9
Buyer RSU	A-83

Buyer Share Issuance	A-83
Buyer Superior Proposal	A-83
Buyer Third Party Consents	A-83
CARES Act	A-83
CECL	A-83
Chosen Courts	A-83
Closing	A-84
Closing Date	A-84
Code	A-84
Commissioner	A-84
Community Reinvestment Act	A-84
Company	A-84
Company 401(k) Plan	A-84
Company Acquired Mortgage Loan	A-84
Company Acquisition Proposal	A-84
Company Adverse Recommendation Change	A-84
Company Applicable Requirements	A-84
Company Balance Sheet Date	A-84
Company Bank	A-84
Company Benefit Plan	A-84
Company Board Recommendation	A-84
Company Classified Loans	A-85
Company Common Stock	A-85
Company Covered Person	A-85
Company Data Tape	A-85
Company designated directors	A-85
Company Disclosure Schedule	A-85
Company Employees	A-85
Company Equity Awards	A-85
Company ESOP	A-85
Company Intervening Event	A-85
Company Leased Real Property	A-85
Company Leases	A-85
Company Loan Property	A-85
Company Material Contracts	A-85
Company Meeting	A-85
Company Mortgage Loans	A-85
Company Mortgage Servicing Rights	A-85
Company Owned Mortgage Loan	A-86
Company Owned Real Property	A-86
Company Pension Plan	A-86
Company PRSU	A-86
Company Real Property	A-86
Company Regulatory Agreement	A-86
Company Reports	A-86
Company Restricted Share	A-86
Company RSA	A-86
Company RSU	A-86
Company Serviced Mortgage Loan	A-86
Company Servicing Agreement	A-86
Company Stock Plan	A-86

Company Subservicer	A-86
Company Superior Proposal	A-86
Company Third Party Consents	A-87
Confidentiality Agreement	A-87
Consideration	A-87
COVID Measures	A-87
CRA	A-84
D&O Insurance	A-87
Data Vendor Agreement	A-87
Derivative Transaction	A-87
Designated Employees	A-87
Dodd-Frank Act	A-87
Effective Time	A-87
End Date	A-87
Enforceability Exceptions	A-87
Environmental Law	A-87
Equal Credit Opportunity Act	A-87
ERISA	A-88
ERISA Affiliate	A-88
Exchange Act	A-88
Exchange Agent	A-88
Exchange Fund	A-88
Exchange Ratio	A-88
Executive Officer	A-88
Fair Credit Reporting Act	A-88
Fair Housing Act	A-88
Fannie Mae	A-88
FDIC	A-88
Federal Deposit Insurance Act	A-88
Federal Reserve Act	A-88
FHLB	A-88
FRB	A-88
Freddie Mac	A-88
GAAP	A-88
Ginnie Mae	A-88
Governmental Authority	A-88
Gramm-Leach-Bliley Act of 1999	A-88
Hazardous Substance	A-88
Holdco Merger	A-89
Holdco Merger Effective Time	A-89
Home Mortgage Disclosure Act	A-89
Indemnified Parties	A-89
Indemnifying Party	A-89
Information Systems Conversion	A-89
Insurance Policies	A-89
Intellectual Property	A-89
Interim Surviving Entity	A-89
Intervening Event Notice	A-89
Intervening Event Notice Period	A-89
IRS	A-89
IT Assets	A-89
Joint Proxy Statement-Prospectus	A-89

v

Knowledge	A-89
Law	A-89
Lease Options	A-30
Liens	A-90
Loans	A-24
Material Adverse Effect	A-90
Maximum D&O Tail Premium	A-67
MBCA	A-1
Merger	A-1
Merger Consideration	A-4
Merger Sub	A-1
Merger Sub Common Stock	A-90
Nasdaq	A-12
National Labor Relations Act	A-90
New Certificate	A-5
New Plans	A-67
NHBD	A-12
Notice Period	A-64
Old Certificate	A-91
Option	A-91
Options	A-91
OREO	A-91
Patient Protection and Affordable Care Act	A-91
Permitted Actions	A-53
Permitted Liens	A-29
Person	A-91
Personal Data	A-16
Phase I Assessment	A-57
Phase II Assessment	A-72
Plan of Bank Merger	A-91
Privacy Laws	A-91

Privacy Obligations	A-91
Process	A-92
Processing	A-92
Registration Statement	A-31
Regulatory Approval	A-12
Release	A-92
Representatives	A-62, 92
Requisite Buyer Shareholder Approval	A-35
Requisite Company Shareholder Approval	A-12
Sarbanes-Oxley Act	A-14
Scheduled Company PRSUs	A-8
SEC	A-92
Securities Act	A-92
Security Breach	A-32
Subsidiary	A-92
Superior Proposal Notice	A-64
Surviving Entity	A-1, 92
Takeover Restrictions	A-31
Tax	A-92
Tax Returns	A-92
Taxes	A-92
Taxing Authority	A-93
Termination Fee	A-79
The date hereof	A-93
Transition Period	A-68
Treasury Regulations	A-93
Truth in Lending Act	A-93
USA PATRIOT Act	A-93
Voting Agreement	A-1, 93
VWAP	A-83
Willful Breach	A-93

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 19, 2023, is by and among Eastern Bankshares, Inc. (“Buyer”), Citadel MS 2023, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), Eastern Bank, a wholly owned subsidiary of Buyer (“Buyer Bank”), Cambridge Bancorp (“Company”), and Cambridge Trust Company, a wholly owned subsidiary of Company (“Company Bank”). Any capitalized term used in this Agreement and not otherwise defined has the meaning set forth in Article IX.

BACKGROUND STATEMENTS

A. The boards of directors of Buyer, Buyer Bank, Company, Company Bank and Merger Sub have each (i) determined that this Agreement and the business combination and related transactions it contemplates are in the best interests of their respective entities and shareholders; and (ii) approved this Agreement;

B. In accordance with the terms of this Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), so that the Company is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity as the “Interim Surviving Entity”), (ii) as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, the Interim Surviving Entity will merge with and into Buyer (the “Holdco Merger”), so that Buyer is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”), and (iii) following the Holdco Merger, at a time selected by Buyer, the Company Bank will merge with and into Buyer Bank, with Buyer Bank the surviving entity (the “Bank Merger”);

C. As a material inducement to Buyer, Buyer Bank and Merger Sub to enter into this Agreement, each member of the board of directors and each Executive Officer of Company has entered into a voting agreement with Buyer dated as of this date (a “Voting Agreement”), substantially in the form attached as Exhibit A, pursuant to which each has agreed to vote all shares of Company Common Stock he or she owns in favor of the approval of this Agreement and the transactions it contemplates;

D. The parties intend that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations; and

E. The parties desire to make certain representations, warranties, and agreements and prescribe certain conditions in connection with the transactions described in this Agreement.

In consideration of the mutual promises in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

ARTICLE I

THE TRANSACTIONS

Section 1.01 The Transactions.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with the Massachusetts Business Corporation Act, as amended (the “MBCA”), applicable regulatory requirements, and other applicable Laws. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue to exist as a corporation incorporated under the MBCA. Company, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the “Interim Surviving Entity”.

(b) The Holdco Merger. Subject to the terms and conditions of this Agreement, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, Buyer shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into Buyer in accordance with the MBCA. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the MBCA. Buyer, as the surviving entity in the Holdco Merger, is sometimes referred to in this Agreement as the “Surviving Entity”. To the extent necessary, Buyer and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger.

(c) The Bank Merger. Buyer, Buyer Bank, Company and Company Bank agree to take all action necessary and appropriate, including (i) causing Buyer Bank and Company Bank to enter into an appropriate Plan of Bank Merger and (ii) Buyer and Company approving the Plan of Bank Merger and the Bank Merger as the sole shareholder of Buyer Bank and Company Bank, respectively, to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger at such time following the Holdco Merger Effective Time as Buyer may select.

Section 1.02 Closing. Unless otherwise mutually agreed to by the parties, the closing of the Merger (the “Closing”) shall take place by electronic (PDF), facsimile, or overnight courier exchange of executed documents or at the offices of Nutter, McClennen & Fish, LLP, 155 Seaport Boulevard, Boston, MA 02110, on a date (the “Closing Date”) not more than three (3) Business Days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at Closing) (the “Approval Date”). Notwithstanding the foregoing, Company agrees that, in the event the Closing Date would otherwise occur before the last Business Day of a month, Buyer may elect to defer the Closing to the last Business Day of that month, with an Effective Time as of 12:01 a.m. on the first day of the next following month. At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under Article VI of this Agreement.

Section 1.03 Effective Times.

(a) Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

(b) Holdco Merger Effective Time. Subject to the terms and conditions of this Agreement, Buyer, Merger Sub and Company shall make all such filings as may be required to consummate the Holdco Merger by applicable Laws. The Holdco Merger shall become effective as set forth in the articles of merger related to the Holdco Merger (the “Articles of Holdco Merger”) that shall be filed with the Secretary of the Commonwealth of Massachusetts on the Closing Date. The “Holdco Merger Effective Time” of the Holdco Merger shall be the date and time when the Holdco Merger becomes effective as set forth in the Articles of Holdco Merger.

Section 1.04 Organizational Documents.

(a) Articles of Organization and Bylaws of the Interim Surviving Entity. At the Effective Time, the Articles of Organization and Bylaws of the Interim Surviving Entity shall be amended and restated to be the Articles of Organization and Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub shall be replaced by “Cambridge Bancorp”.

(b) Articles of Organization and Bylaws of the Surviving Entity. At the Holdco Merger Effective Time, the Articles of Organization and Bylaws of Buyer as in effect immediately prior to the Holdco Merger Effective Time, shall be the Articles of Organization and Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.

Section 1.05 Directors and Officers.

(a) Directors and Officers of the Interim Surviving Entity. At the Effective Time, the members of the board of directors and the officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the members of the board of directors and the officers, respectively, of the Interim Surviving Entity, and each such individual shall hold office until his or her successor is elected and qualified or until their respective earlier death, resignation or removal from office.

(b) Directors and Officers of the Surviving Entity. At the Holdco Merger Effective Time, the members of the board of directors and the officers of Buyer as of immediately prior to the Holdco Merger Effective Time and the directors appointed pursuant to Section 6.18 to begin serving as of the Effective Time, shall, at and after the Holdco Merger Effective Time, be the members of the board of directors and the officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

Section 1.06 Tax Consequences. It is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and relevant Treasury Regulations, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and relevant Treasury Regulations. From and after the date of this Agreement and until the Closing, each party shall use its reasonable best efforts to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and shall refrain from taking or failing to take any action that could reasonably be expected to cause the Merger and the Holdco Merger, taken together, and the Bank Merger each to fail to so qualify.

Section 1.07 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments, or assurances in Law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Company and its officers and members of its board of directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver all deeds, assignments, documents, or assurances in Law and to perform any other acts as are necessary or desirable to (a) vest, perfect, or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties, or assets of Company or (b) otherwise carry out the purposes of this Agreement, and the officers and the members of the board of directors of Buyer are authorized in the name of Company or otherwise to take any and all additional actions they deem necessary or advisable.

Section 1.08 Absence of Control. It is the intent of the parties to this Agreement that Buyer or Merger Sub, by reason of this Agreement, shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Company or Company Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Company or Company Bank.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration; Effects on Capital Stock of the Merger. Subject to the provisions of this Agreement, automatically by virtue of the Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

(c) Each share of Company Common Stock (i) held as treasury stock or (ii) owned directly by Buyer (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) shall be cancelled and retired immediately prior to the Effective Time without any conversion, and no payment shall be made with respect to them.

(d) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares described in Section 2.01(c) above and Company Restricted Shares described in Section 2.07(c) below) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 4.956 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Consideration”). The Consideration and any cash in lieu of fractional shares paid pursuant to Section 2.04 are sometimes referred to collectively as the “Merger Consideration.”

Section 2.02 Effects on Capital Stock of the Holdco Merger. Subject to the provisions of this Agreement, automatically by virtue of the Holdco Merger and without any action on the part of Buyer, Merger Sub, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Holdco Merger Effective Time, including the shares of Buyer Common Stock issued as part of the Consideration pursuant to Section 2.01(d), shall remain outstanding following the Holdco Merger Effective Time and shall be unchanged by the Holdco Merger.

(b) Each share of common stock, no par value, of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

Section 2.03 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, if and when converted as provided in Section 2.01(d), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Old Certificate previously evidencing them shall represent only the right to receive for each share of Company Common Stock, the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Buyer Common Stock will be issued in the Merger. Buyer shall instead pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of

Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (B) the Buyer VWAP for the five (5) consecutive trading days ending on the fifth trading day immediately preceding the Closing Date, rounded up to the nearest whole cent as provided by Bloomberg L.P. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

Section 2.05 Exchange Procedures.

(a) Prior to the Closing, for the benefit of the holders of Old Certificates, (i) Buyer shall cause to be delivered to the Exchange Agent, for exchange in accordance with this Article II, a statement or other evidence of shares in book entry form or, at Buyer’s option, stock certificates, representing shares of Buyer Common Stock to be issued pursuant to Section 2.01(d) (each such evidence of book entry ownership or stock certificate, a “New Certificate”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent cash equal to the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (that cash and the Consideration, being referred to as the “Exchange Fund”).

(b) As promptly as practicable, but in any event no later than five (5) Business Days following the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent prior to the Closing all information that is necessary for the Exchange Agent to perform its obligations, the Exchange Agent shall mail to each holder of record of an Old Certificate or Old Certificates who has not previously surrendered their Old Certificate or Old Certificates, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration as provided for in this Agreement. Upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of the Old Certificate shall be entitled to receive in exchange, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which the former holder of Company Common Stock shall have become entitled pursuant to this Agreement, and/or (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which the former holder has the right to receive in respect of the Old Certificate surrendered pursuant to this Agreement, and the Old Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.05(b), each Old Certificate (other than Old Certificates representing shares described in Section 2.01(c)) shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender the Merger Consideration as provided for in this Agreement and any unpaid dividends and distributions as provided in paragraph (c) of this Section 2.05 and any unpaid dividend with respect to the Company Common Stock with a record date that is prior to the Effective Time. No interest shall be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Old Certificates. For shares of Company Common Stock held in book entry form, Buyer shall establish procedures for delivery which shall be reasonably acceptable to Company.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder shall surrender his or her Old Certificate in accordance with this Section 2.05. After the surrender of an Old Certificate in accordance with this Section 2.05, the record holder shall be entitled to receive any dividends or other distributions, without any interest, which had become payable with respect to shares of Buyer Common Stock represented by the Old Certificate. None of Buyer, Company or the Exchange Agent shall be liable to any Person in respect of any shares of Company Common Stock (or dividends or distributions with respect to them) or cash from the Exchange Fund delivered, as required by Law, to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d) The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and a New Certificate or New Certificates representing shares of Buyer Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Old Certificate or Old Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.05, or an appropriate affidavit of loss and indemnity agreement and a bond in such amount as shall be required in each case by Buyer (but not more than the amount required under Buyer’s contract with its transfer agent). If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Old Certificate evidencing Company Common Stock surrendered in exchange is registered, it shall be a condition of the issuance that the Old Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Old Certificate and otherwise in proper form for transfer, and that the Person requesting the exchange pay to the Exchange Agent any transfer or other recordation Tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Old Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that any Tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time (as well as any interest or proceeds from any investment of the Exchange Fund) shall be delivered by the Exchange Agent to Buyer. Any shareholder of Company who has not complied with Section 2.05(b) shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock the shareholder holds as determined pursuant to this Agreement, in each case without any interest. If outstanding Old Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to the property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Old Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be deemed conclusive. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Old Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by the Old Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claim with respect to such Merger Consideration.

(f) Buyer (through the Exchange Agent, if applicable) and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock any amounts as Buyer (or any other applicable withholding agent) is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock for whom the deduction and withholding was made by Buyer (or any other applicable withholding agent).

(g) If an Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

Section 2.06 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted so as to provide the holders of the Company Common Stock the same economic benefit as contemplated by this Agreement prior to that event; provided that, for the avoidance of doubt, no adjustment shall be made with regard to Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares (including, without limitation, upon the exercise of outstanding stock options or other equity awards) or (ii) Buyer issues employee or director stock grants or similar equity awards pursuant to a Buyer Benefit Plan.

Section 2.07 Treatment of Company Equity Awards.

(a) Restricted Stock Unit Awards. As of the Effective Time, each then-outstanding Company RSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer RSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSU received pursuant to this Section 2.07(a) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Company RSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a Company RSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSU into which such Company RSU was converted as of the Effective Time pursuant to this Section 2.07(a). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(a) that each Buyer RSU shall have the same entitlement to receive on each vesting date of Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the portion of the Buyer RSUs then vesting if the holder had been the actual record owner of the underlying Company Common Stock and, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to such vesting date.

(b) Performance Share Unit Awards.

(i) As of the Effective Time, each then-outstanding Company PRSU granted in 2021 (the “2021 Company PRSUs”), to the extent not yet vested and settled, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2021 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(i) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2021 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2021 Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or caused to be mailed) to each holder of record of a 2021 Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such 2021 Company PRSU was converted pursuant to this Section 2.07(b)(i). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(i) that each such Buyer PRSU shall have the same entitlement to receive on the vesting date of the Buyer PRSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2021 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. As soon as practicable after the Effective Time or, if later, the calculation of the applicable performance metrics for the three-year period ending December 31, 2023 compared to the relevant index, Buyer shall settle the Buyer PRSUs in accordance with their terms.

(ii) Except as otherwise provided in Section 2.07(b)(iii), as of the Effective Time, each then-outstanding Company PRSU granted in 2022 or 2023 (the “2022-2023 Company PRSUs”) will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such 2022-2023 Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(ii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable 2022-2023 Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such 2022-2023 Company PRSU was subject immediately prior to the Effective Time. As soon as practicable after the Effective Time, Buyer shall offer to each holder of such Buyer PRSU the opportunity to exchange such Buyer PRSU for a Buyer RSU either (i) with respect to a number of shares of Buyer Common Stock equal to the number of shares of Buyer Common Stock subject to such Buyer PRSU as of the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall not have any dividend equivalent rights with respect thereto or (ii) with respect to a number of shares of Buyer Common Stock determined based on measurement of actual performance through the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall have the same entitlement to receive on the vesting date of the Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2022-2023 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a 2022-2023 Company PRSU a statement or other evidence showing the number of Buyer PRSUs into which such Company PRSU was converted as of the Effective Time pursuant to this Section 2.07(b)(i).

(iii) Notwithstanding Section 2.07(b)(i) or Section 2.07(b)(i), with respect to each outstanding Company PRSU set forth on Company Disclosure Schedule 2.07(b)(iii) (the “Scheduled Company PRSUs”), as of the Effective Time, each then-outstanding Scheduled Company PRSU will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer PRSU denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock subject to such Buyer PRSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Company Common Stock specified for such Company PRSU, multiplied by (ii) the Exchange Ratio; provided, that each Buyer PRSU received pursuant to this Section 2.07(b)(iii) shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Scheduled Company PRSU was subject to immediately prior to the Effective Time and (2) the same vesting schedule and performance metrics to which such Scheduled Company PRSU was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail (or cause to be mailed) to each holder of record of a Scheduled Company PRSU outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer PRSU into which such Scheduled Company PRSU was converted pursuant to this Section 2.07(b)(iii). For the avoidance of doubt, Buyer shall also confirm in the statement delivered pursuant to this Section 2.07(b)(iii) that each Scheduled Company PRSU shall have the same entitlement to receive, upon settlement of the Buyer PRSU, a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received if the holder had been the actual record owner of the underlying Company Common Stock or, after the Effective Time, Buyer Common Stock on each dividend record date from the grant date to the settlement date.

(c) Restricted Share Awards. As of the Effective Time, each Company Restricted Share Award (“Company RSA”) outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically and without any action on the part of the holder thereof, be assumed and converted into a Buyer Restricted Stock Award (each, a “Buyer RSA”) denominated in shares of Buyer Common Stock, with the number of shares of Buyer Common Stock equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio; provided, that each Buyer RSA received pursuant to this Section 2.07(c) shall be subject to (1) the same termination terms and other restrictions as the applicable Company RSA was subject to immediately prior to the Effective Time and (2) the same vesting schedule to which such Company RSA was subject immediately prior to the Effective Time. Within five (5) Business Days following the Effective Time, Buyer shall mail to each holder of record of a Company RSA outstanding immediately prior to the Effective Time a statement or other evidence showing the terms of the Buyer RSA into which such Company RSA was converted as of the Effective Time pursuant to this Section 2.07(c).

(d) Company Adoption of Resolutions. At or prior to the Effective Time, Company, the board of directors of Company or the compensation committee of the board of directors of Company, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07; provided, in no event shall Company or its Subsidiaries be required to seek or obtain consent from any holder pursuant to Section 2.07(b)(ii).

(e) Buyer Corporate Actions. If any of the Company Equity Awards is not settled at the Effective Time and converted into shares of Buyer Common Stock, Buyer shall take all corporate actions that are necessary for the treatment of the Company Equity Awards pursuant to Section 2.07(a), (b), and (c), including (i) the board of directors of Buyer or the compensation committee of the board of directors of Buyer, as applicable, adopting any resolutions and taking any actions that are necessary or appropriate to effectuate the provisions of this Section 2.07 and (ii) the reservation, issuance and listing of Buyer Common Stock as necessary to effect the transactions contemplated by this Section 2.07, and in that case, Buyer shall file with the SEC a post-effective amendment to the Registration Statement or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Buyer Common Stock underlying the Buyer RSUs issued as contemplated by this Section 2.07, and shall maintain the effectiveness of such registration statement for so long as such Buyer RSUs remain outstanding and such registration of shares of Buyer Common Stock issuable thereunder continues to be required.

Section 2.08 No Dissenters’ Rights. Consistent with the relevant provisions of the MBCA and Company’s Articles of Organization, no shareholder of Company shall have appraisal rights with respect to the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 3.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that the item disclosed is or would reasonably be expected to have a Material Adverse Effect with respect to Company.

(b) Except (i) as set forth on the Company Disclosure Schedule; provided that any disclosures made with respect to a section of this Article III shall be deemed only to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Company with the SEC since December 31, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Company and Company Bank represent and warrant as follows:

Section 3.02 Organization, Standing and Authority.

(a) Company is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.02.

(b) Company Bank is a Massachusetts chartered trust company duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Company Bank when due. Company Bank is a member in good standing of the FHLB.

Section 3.03 Capital Stock. The authorized capital stock of Company consists of 10,000,000 shares of Company Common Stock. As of the date of this Agreement, there were (i) 7,846,041 shares of Company Common Stock outstanding (including shares held in the Company ESOP and 39,434 Company Restricted Shares), (ii) no shares reserved for issuance under any Option, (iii) no shares held in treasury, (iv) no shares held by Company Subsidiaries, and (v) 148,129 shares reserved for future issuance pursuant to the Company Stock Plan. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. Company Disclosure Schedule 3.03 sets forth, as of the date of this Agreement, the name of each holder of an unvested Company RSU, Company PRSU or Company Restricted Share under the Company Stock Plan, identifying (i) the type of the award, (ii) the aggregate amount of unvested restricted stock awards, (iii) the number of shares of Company Common Stock subject to each award, and (iv) the grant date and vesting schedule. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Company Disclosure Schedule 3.03. Except as set forth in Company Disclosure Schedule 3.03, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Company Disclosure Schedule 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Company may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Company, are issued or outstanding.

Section 3.04 Subsidiaries.

(a) (i) Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (v) there are no contracts, commitments, understandings, or arrangements relating to Company’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens.

(b) Except as set forth in Company Disclosure Schedule 3.04(b), Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, is set forth on Company Disclosure Schedule 3.04(c).

Section 3.05 Corporate Power; Minute Books. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Company’s shareholders of this Agreement and Company of the Plan of Bank Merger. Company has made available to Buyer complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Company and the board of directors and each committee of the board of directors of Company Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Company and Company Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Company and Company Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Company and Company Bank and the boards of directors of Company and Company Bank (including committees of such boards of directors).

Section 3.06 Corporate Authority. Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Company. The board of directors of Company has directed that this Agreement be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Company Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Company Bank and Company as the sole shareholder of Company Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and Company Bank and (assuming due authorization, execution and delivery by Buyer, Buyer Bank and Merger Sub) constitutes a valid and binding obligation of Company and Company Bank, enforceable against Company and Company Bank in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery, or performance by Company of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) as applicable, filings of, applications or notices with, and consents, approvals or waivers by, or the making of satisfactory arrangements with, the FRB, the FDIC, the Massachusetts Commissioner of Banks (the “Commissioner”), the Massachusetts Housing Partnership Fund and the New Hampshire Banking Department (“NHBD”); (ii) the Requisite Company Shareholder Approval; (iii) the approval of the Bank Merger and the Plan of Bank Merger by Company, the sole shareholder of Company Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on The Nasdaq Global Select Market (“Nasdaq”) of the Buyer Common Stock to be issued in the Merger (the “Buyer Share Issuance”); (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Commissioner; and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. Each consent, approval, receipt, or waiver by the FRB, the FDIC, the Commissioner, and the NHBD and the making of satisfactory arrangements with the Massachusetts Housing Partnership Fund as referred to in clause (i) is a “Regulatory Approval.” To Company’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Company that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 6.02(b) not being received in order to permit consummation of the Merger and Holdco Merger on a timely basis.

(b) Subject to the receipt of the Requisite Company Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Company and Company Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Company or any of its Subsidiaries or Affiliates,

(ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company.

Section 3.08 SEC Documents; Other Reports; Internal Control.

(a) Company has filed with or otherwise furnished to (as applicable) the SEC all reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since December 31, 2019 (the “Company Reports”), and, to the Knowledge of Company, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Company Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Company Reports, including all applicable accounting requirements, and none of the Company Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC, as applicable, with respect to any of the Company Reports. None of Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Except as set forth in Company Disclosure Schedule 3.08(b), Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Company Reports) and have paid all fees and assessments due and payable in connection with any filings Company was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Company and its Subsidiaries or as set forth on Company Disclosure Schedule 3.08(b), no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened any investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Company or any of its Subsidiaries. Company Disclosure Schedule 3.08(b) lists all examinations of Company Bank conducted by the Commissioner and the FDIC, and all examinations of Company conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Company Bank and Company, respectively. Notwithstanding the foregoing, nothing in this Section 3.08(b) or this Agreement shall require Company to provide Buyer with any confidential regulatory supervisory information of Company Bank or Company.

(c) Based on its most recent evaluation prior to the date of this Agreement, Company has not had to disclose to Company’s outside auditors and the audit committee of Company’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Company (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Company, including the Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Company, any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Any such disclosure was made in writing by management to Company’s auditors and audit committee and true and complete copies of such disclosures have been made available to Buyer. To the Knowledge of Company, as of the date of this Agreement, no fact or circumstance exists that would prevent the Company’s outside auditors and its chief executive officer and chief financial officer from being able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(f) Since December 31, 2019, (x) neither Company nor any of the Company Subsidiaries, nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of the Company Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Company or any of the Company Subsidiaries, whether or not employed or retained by Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the members of the board of directors of Company or any committee thereof or the board of directors or similar governing body of any Company Subsidiary or any committee thereof, or, to the Knowledge of Company, to any director or officer of Company or any Company Subsidiary.

Section 3.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Company (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Company and its Subsidiaries as of the dates and for the periods shown. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Wolf & Company, P.C. has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Company included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Company Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; (iv) liabilities or obligations incurred directly as a result of this Agreement, or (v) liabilities set forth in Company Disclosure Schedule 3.09(b), neither Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Company.

(c) Company has made available to Buyer a copy of Company’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off-balance sheet arrangements” effected by Company.

(d) To the Knowledge of Company, Wolf & Company, P.C., which has expressed its opinion with respect to the audited financial statements of Company and its Subsidiaries (including the related notes) included in the Company Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Company within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Company as of the date of this Agreement, no fact or circumstance exists that would prevent Wolf & Company, P.C., from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ended December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or to express its opinion with respect to Company’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC after the Effective Time as an exhibit to Buyer’s Current Report on Form 8-K.

Section 3.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Company Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and to the Knowledge of Company, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Company or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Except as set forth in Company Disclosure Schedule 3.10(b), since the Company Balance Sheet Date, the Company and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Company or any of its Subsidiaries into any contract or commitment of more than (A) $250,000 in the aggregate or (B) $250,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Company Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, equity or equity-based incentive, stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Company Benefit Plan or were conducted in the ordinary course of business.

Section 3.11 Legal Proceedings.

(a) Except as set forth in Company Disclosure Schedule 3.11(a), neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Company or any of the Company Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of the Company Subsidiaries or the assets of Company or any of the Company Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Company or any of the Company Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

Section 3.12 Compliance With Laws.

(a) Except as set forth in Company Disclosure Schedule 3.12(a), Company and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Company, and its Subsidiaries, including without limitation, all Laws related to the privacy and security of data or information that constitutes personal data, personally identifiable information, or nonpublic personal information under applicable law or regulation (such information, “Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act. Company and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(b) Except as set forth in Company Disclosure Schedule 3.12(b), neither Company nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company’s Knowledge, do any grounds for any of the foregoing exist).

(c) Company has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 3.13 Material Contracts; Defaults.

(a) Other than as set forth on Company Disclosure Schedule 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any members of the board of directors, officers, employees or consultants of the Company or any of its Subsidiaries providing 2023 annual compensation (including base salary, bonuses, equity compensation or any other form of compensation) that Company estimates in good faith will exceed $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former board member, officer, employee, consultant or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement (other than such increases or vesting contemplated by this Agreement), (iv) the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, other than after the calculation of benefits for Company Equity Awards contemplated by Section 2.07 herein, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Company and or Subsidiaries, (vi) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000, (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Company’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by the Company or one of its Subsidiaries of more than $1,000,000 per annum (other than Company Benefit Plans), (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Company or any of its Subsidiaries (collectively, “Company Material Contracts”). Company has previously made available to Buyer true, complete, and correct copies of each Company Material Contract.

(b) (i) Each Company Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto, (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Company Material Contract to which it is a party and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its

Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Company Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Company. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Company Third Party Consents”) required under Company Material Contracts as set forth on Company Disclosure Schedule 3.13(d), no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 3.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, and to the Knowledge of Company, there is no reason to believe that it is reasonably likely any Governmental Authority will issue, initiate, order, or request any such Company Regulatory Agreement prior to the Closing Date.

Section 3.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Company and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 3.16 Brokers. Neither Company, Company Bank nor any of its officers or members of its board of directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions, or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to, BofA Securities, Inc. in accordance with the terms of a letter agreement between BofA Securities, Inc. and Company, a true and complete copy of which has been made available to Buyer prior to the date hereof.

Section 3.17 Employee Benefit Plans.

(a) A list of all material Company Benefit Plans as of the date of this Agreement are identified on Company Disclosure Schedule 3.17(a). For this purpose, a “Company Benefit Plan” means each benefit and compensation plans, contracts, policies, or arrangements (whether or not written) (i) covering current or former employees of Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former members of its board of directors of Company or any of its Subsidiaries, or (iii) with respect to which Company or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Company Benefit Plans have been made available to Buyer including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the last three (3) years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Company Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Company Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Company’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Company Pension Plan under Section 401(a) of the Code. There is no pending or, to Company’s Knowledge, threatened litigation relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Company Benefit Plan or Company Pension Plan that would reasonably be expected to subject Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) Except as set forth on Company Disclosure Schedule 3.17(c), no liability under Subtitle C or D of Title IV of ERISA has been incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise), at any time during the six (6)-year period ending on the Closing Date, with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Company Benefit Plans have been timely made. No Company Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Company or any ERISA Affiliate has an outstanding funding waiver. No Company Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Company’s Knowledge, other than as set forth on Company Disclosure Schedule 3.17(e), neither Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any

Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) Other than as set forth on Company Disclosure Schedule 3.17(f) or as otherwise expressly provided in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to any increase in severance pay upon any termination of employment after the date of this Agreement under any Company Benefit Plans, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, or (iii) result in any payment under any Company Benefit Plans that would be a “parachute payment” as defined in Section 280G of the Code.

(g) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) To Company’s Knowledge, Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Company or any of its Subsidiaries for purposes of each Company Benefit Plan.

(i) Company does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Company Benefit Plan subject to laws other than those of the United States.

Section 3.18 Labor Matters; Employment.

(a) Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge, threatened in writing, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Company’s Knowledge, threatened, nor, to Company’s Knowledge, is there any current activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Company’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Company in any judicial, regulatory or administrative forum.

(c) (i) To Company’s Knowledge, no employee or former employee of Company has within the past fiver (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct against any person who is a current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, (ii) in the past five (5) years neither Company nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Company related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries, and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Company, threatened by an employee or former employee of Company related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Company, or a current or former officer or employee of Company or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Company or its Subsidiaries.

Section 3.19 Environmental Matters.

(a) To Company’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries or any predecessor, or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Company’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Company or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Company’s Knowledge, Company and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Company’s Knowledge, neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Company or any of its Subsidiaries or any predecessor.

(e) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Company’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Company Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Company or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of nay property.

(h) To Company’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Company or any of its Subsidiaries.

(i) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries relating to any property now or formerly owned or operated by Company or any of its Subsidiaries or any predecessor or any Company Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Company’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries.

Section 3.20 Tax Matters.

(a) Except as set forth in Company Disclosure Schedule 3.20(a), Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Company or which Company is contesting in good faith. Neither Company nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Company nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Company or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Company) upon any of the assets of Company or any of its Subsidiaries.

(b) Except as set forth in Company Disclosure Schedule 3.20(b), Company and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Company’s Knowledge, are pending or threatened with respect to Company or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Company nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Company or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Company or any Subsidiary.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Company or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Company and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Company or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Except as set forth in Company Disclosure Schedule 3.20(e), neither Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Company and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Company Bank and its Subsidiaries). Neither Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), or (ii) has liability for the Taxes of any Person (other than Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Company and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Company as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Company in filing its Tax Returns. Since December 31, 2022, neither Company nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Company nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Company nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Company nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Company nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) Company Disclosure Schedule 3.20(k) sets forth the entity classification of each Subsidiary of Company for U.S. federal income Tax purposes.

(l) To the Knowledge of Company, neither Company nor any Subsidiary has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m) Company Disclosure Schedule 3.20(m) lists each Person who, if the Effective Time were to occur as of the date of this Agreement, to the Knowledge of the Company, would be classified as a “disqualified individual” of Company within the meaning of Section 280G of the Code (each, a “Disqualified Individual”). As of the date of this Agreement, Company has provided to Buyer on Company Disclosure Schedule 3.20(m) certain historical and estimated data in connection with Buyer’s analysis as to whether any Disqualified Individual would reasonably be expected to receive a “parachute payment” within the meaning of Section 280G of the Code, and Company represents and warrants that such historical data is accurate and complete and such estimated data is Company’s good faith estimate as of the date of this Agreement.

Section 3.21 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Company Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries, which pledges are listed in Company Disclosure Schedule 3.21(a). Such securities and commodities are valued on the books of Company in accordance with GAAP in all material respects.

(b) Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 3.22 Regulatory Capitalization. Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Company or Company Bank as “well-capitalized” will change, and to the Knowledge of Company, there is no reason to anticipate that Company Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 3.23 Loan Portfolio.

(a) As of the date hereof, except as set forth on Company Disclosure Schedule 3.23(a), neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Company or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Company or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Company Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of July 31, 2023 had an outstanding balance of $1,000,000 or more and were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Company Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date and (B) each asset of Company or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Company or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Company nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Company Loan Property having an outstanding principal balance as of June 30, 2023 greater than $5,000,000, Company (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Company Loan Property is located, covering the portion of such Company Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Company Loan Property, subject only to any Permitted Liens.

(g) Company (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 3.19 herein, and/or has conducted due diligence with respect to each Company Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Company Loan Property was granted as security.

Section 3.24 Mortgage Loans.

(a) Each of Company and each of its Subsidiaries (including Company Bank) (i) is and at all relevant times since December 31, 2019 was approved and in good standing, as required, as an issuer of the Government National Mortgage Association (“Ginnie Mae”), a seller/servicer of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee of the Federal Housing Administration of the U.S. Department of Housing and Urban Development, the United States Department of Veterans Affairs, and the Rural Housing Service of the United States Department of Agriculture, and as otherwise appropriate by all agencies and governmental or quasi-governmental authorities or by all other entities with which such Company entity conducts and has conducted business, (ii) since December 31, 2019, has not received any written notice of any cancellation or suspension of, or material limitation on, its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Governmental Authorities, (iii) since December 31, 2019, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Company Mortgage Servicing Rights in respect of any Company Servicing Agreement, except, in the case of subclause (iii) only, as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, and (iv) holds and at all relevant times since December 31, 2019 held in good standing all required approvals, permits and licenses of all Governmental Authorities that are necessary to the conduct of the mortgage banking-related business of Company and the Company Subsidiaries (including Company Bank), as applicable.

(b) As of December 31, 2022, subject to Company Applicable Requirements, Company or a Company Subsidiary (including Company Bank), owned the entire right, title and interest free and clear of any liens or encumbrances in and to the Company Acquired Mortgage Loans, Company Mortgage Servicing Rights and Company Owned Mortgage Loans, in each case, that were reflected as an asset in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2022 and has not disposed of any such right, title or interest in such assets except in the ordinary course of business consistent with past practice. Company or a Company Subsidiary (including Company Bank) has the right to service the Company Mortgage Loans currently being serviced by Company or a Company Subsidiary (including Company Bank). If Company or a Company Subsidiary (including Company Bank) originated or acquired a Company Acquired Mortgage Loan and then sold or otherwise transferred such Company Acquired Mortgage Loan to a third party, (i) Company or a Company Subsidiary (including Company Bank), as applicable, had good and marketable title free and clear of any liens or encumbrances, and (ii) such third party does not, as of the date hereof, have the right to exercise any right to demand repurchase of such Company Acquired Mortgage Loan by Company or a Company Subsidiary (including Company Bank).

(c) At all times since December 31, 2019, Company and each of its Subsidiaries have complied with their respective servicing or, as applicable, subservicing, obligations under all Company Applicable Requirements. Since December 31, 2019, neither Company nor any of its Subsidiaries has received written or, to the Knowledge of Company, oral notice of any pending or threatened cancellation or partial termination of any Company Servicing Agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Acquired Mortgage Loan that was originated by Company or any Company Subsidiary (including Company Bank) and, to the Knowledge of Company, each Company Acquired Mortgage Loan that was not originated by Company, was underwritten, originated, funded, insured and securitized in accordance with all Company Applicable Requirements in effect at the applicable time. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each Company Mortgage Loan and the related servicing rights that was sold or otherwise transferred to a third party, was sold or otherwise transferred in accordance with all Company Applicable Requirements in effect at the time of such sale or transfer.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, (i) the origination file, servicing file, records and documents (whether hard copy or electronic) for each Company Mortgage Loan owned or serviced by either Company, any of its Subsidiaries (including Company Bank) or, to the Knowledge of Company, a Company Subservicer as of the date hereof is true and complete and complies with all Company Applicable Requirements and (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by Company, any Company Subsidiary (including Company Bank) or a Company Subservicer under any Company Servicing Agreement or any Company Applicable Requirements.

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, all Company Owned Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or the CARES Act or similar state and local laws, directives or guidelines promulgated by any Governmental Authority).

(g) No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to the Company Mortgage Loans that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.

(h) To the Knowledge of Company, no obligor under any Company Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, no Company Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of the Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any Company Subsidiary (including Company Bank) has entered into any contract with any obligor that prohibits, restricts or conditions the assignment of such Company Mortgage Loans or the related Company Mortgage Servicing Rights (or any related instruments under which it was originated).

(j) Except as would not reasonably be expected to have a Material Adverse Effect on Company, either individually or in the aggregate, either Company or a Company Subsidiary (including Company Bank) (or its designated custodian or servicer) has in its possession the complete Company Data Tape with respect to each Company Acquired Mortgage Loan and neither such Company Data Tape nor any files of Company or a Company Subsidiary (including Company Bank) have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person.

(k) Prior to the date hereof, Company has delivered to Buyer an electronic file containing, for each Company Owned Mortgage Loan, the Company Data Tape. The Company Data Tape is true and complete in all material respects as of the date specified therein.

(l) Neither Company nor any of its Subsidiaries was a sponsor, co-manager, initial purchaser, depositor or placement agent with respect to any securitization transaction regarding Company Mortgage Loans.

Section 3.25 Reserves.

(a) Company’s allowance for loan losses as reflected in Company’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Company financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Company’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Company’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Company financial statements was, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Company financial statements was correctly accounted for under GAAP.

(d) Company adopted and fully implemented CECL effective as of January 1, 2020.

Section 3.26 Trust Business; Administration of Fiduciary Accounts. Company Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Company Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 3.27 Investment Management and Related Activities. None of Company, any of its Subsidiaries or Company’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.28 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 3.29 CRA, Anti-Money Laundering and Customer Information Security. Except as set forth in Company Disclosure Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Company’s Knowledge, none of Company and its Subsidiaries has been advised of, or has any reason to believe (because of Company Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Company Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Company Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 3.30 Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Company or any of its Subsidiaries, or to Company’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a member of the board of directors of Company or any of its Subsidiaries and other than deposits held by Company Bank in the ordinary course of business. Except as set forth in Company

Disclosure Schedule 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective board members, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Company Bank. All agreements between Company and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 3.31 Tangible Properties and Assets.

(a) Company Disclosure Schedule 3.31(a) sets forth a true, correct, and complete list of all personal property owned by Company and each of its Subsidiaries with a book value in excess of $10,000. Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Company or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Company Disclosure Schedule 3.31(b) sets forth a true, correct, and complete schedule of all real property (by name and location) owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”). Company or one of its Subsidiaries (a) has good record, insurable and marketable title to all of the Company Owned Real Property, free and clear of all material Liens, except the following (collectively, “Permitted Liens”): (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. Company (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Company Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Buyer prior to the date hereof. No portion of the Company Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Company Owned Real Property.

(c) Company Disclosure Schedule 3.31(c) sets forth a true, correct, and complete schedule of all leases, subleases, licenses and other agreements entered into by Company (collectively, the “Company Leases”) under which Company uses or occupies or has the right to use or occupy, now or in the future, real property (collectively, “Company Leased Real Property,” and together with the Company Owned Real Property, the “Company Real Property”). Each of the Company Leases is valid, binding, and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Company Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Company Lease, and to Company’s Knowledge, no lessor under a Company Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Company Lease, and Company (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Company Leases. There are no material pending or, to the

Knowledge of Company, threatened condemnation proceedings against any Company Real Property. The Company Leases constitute all Company Leases in which Company and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Company Leases are legal, valid, binding upon Company (or its Subsidiary, as applicable) and, to the Knowledge of Company, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and the Company (or its applicable Subsidiary) holds a valid and existing leasehold interest under such Company Leases free and clear of any liens except for Permitted Liens. Except as set forth in Company Disclosure Schedule 3.31(c) hereto, to each of the Company Leases, Company (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Company Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Lease Options”). Company (or its applicable Subsidiary) has the full right to exercise any Lease Options contained in the Company Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

(d) All Company Real Property is in all material respects in a good state of maintenance and repair (normal wear and tear excepted). Since December 31, 2019, Company (or its applicable Subsidiary) has not received a written notice from any Governmental Authority to indicate that any Company Real Property is not in compliance with any zoning, building, environmental, ecology, health and public safety, subdivision, land sales or similar law, rule, ordinance or regulation, including, without limitation, the American With Disabilities Act of 1990 all as the same are amended from time to time and all orders and regulations promulgated thereto and to the Knowledge of Company no such noncompliance exists. Company (or its applicable Subsidiary) has not leased, subleased, licensed or granted occupancy rights in any parcel or any portion of any Company Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, sublease, license, occupancy or other agreement. To the Knowledge of Company, there are no ground leases affecting the interest of said party in any Company Real Property. To the Knowledge of the Company, the improvements constructed at each Company Real Property were constructed in material compliance with all applicable laws and do not encroach on any right of way or setback or any adjoining premises or easement or similar property right benefiting such Company Real Property and, to the Knowledge of Company, there exists no improvements from any adjoining premises that encroach onto any Company Real Property. There are no pending or, to the Knowledge of Company, threatened, actions, litigation, condemnation, eminent domain or other proceedings against any Company Real Property. Company (or its applicable Subsidiary) has not received any written notice of any special assessments that affect any Company Real Property.

Section 3.32 Intellectual Property. Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, (a) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Company in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Company, no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; and (d) neither Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries.

Section 3.33 Insurance.

(a) Company Disclosure Schedule 3.33(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims involving more than $100,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, and neither Company nor any of its Subsidiaries is in material default of them and all claims under the Insurance Policies have been filed in a timely fashion.

(b) Company Disclosure Schedule 3.33(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of July 31, 2023. The value of such BOLI is and has been fairly and accurately reflected in Company’s balance sheet in accordance with GAAP.

Section 3.34 Anti-Takeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation (collectively, “Takeover Restrictions”) is applicable to this Agreement and the transactions contemplated by this Agreement.

Section 3.35 Fairness Opinion. The board of directors of Company has received an opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Company Common Stock. BofA Securities, Inc. has not amended or rescinded that opinion as of the date of this Agreement.

Section 3.36 Joint Proxy Statement-Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Company Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information to be supplied by Company specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the registration statement on Form S-4 (the “Registration Statement”) or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Buyer or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 3.37 Information Security.

(a) Except as set forth in Company Disclosure Schedule 3.37, to Company’s Knowledge, since December 31, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries.

(b) Company and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Company or any of its Subsidiaries. Company has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Company’s practices concerning the Processing of Personal Data. Company has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Company and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of all hardware, software, databases, systems, networks, websites, applications and other information technology assets and equipment (collectively, “IT Assets”) and Personal Data used in its business against any (i) loss or misuse of Personal Data, (ii) unauthorized access or unlawful operations performed upon such IT Assets or Personal Data or (iii) other act or omission that compromises the security or confidentiality of the IT Assets or Personal Data (clauses (i) through (iii), a “Security Breach”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Company, to Company’s Knowledge, since December 31, 2019, neither the Company nor its Subsidiaries has experienced any Security Breach.

(d) Company has executed a current, legal, valid and binding agreement (each a “Data Vendor Agreement”) with each third party that Processes Personal Data for or on behalf of Company that satisfies in all material respects the requirements of all Privacy Obligations.

Section 3.38 Indemnification. Except as provided in the Company’s Articles of Organization and Bylaws, or the Company Material Contracts, neither Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former board members, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Company (a “Company Covered Person”), and, to the Knowledge of Company, there are no claims for which any Company Covered Person would be entitled to indemnification under the Company’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 3.39 Questionable Payments. Neither Company, Company Bank nor any of their Subsidiaries, nor to the Company’s Knowledge, any board member, officer, employee, agent or other person acting on behalf of the Company, Company Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 3.40 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any of its Subsidiaries (including Company Bank), nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Buyer or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Company acknowledges and agrees that neither Buyer nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Buyer and Merger Sub expressly contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Section 4.01 Making of Representations and Warranties.

(a) Concurrently with the execution of this Agreement, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or to one or more of its covenants contained in Article V; provided, however, that the mere inclusion of an item on the Buyer Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Buyer that such item represents a material exception or fact, event or circumstance or that the item disclosed is, or would reasonably be expected to have, a Material Adverse Effect with respect to Buyer.

(b) Except (i) as set forth on the Buyer Disclosure Schedule; provided that any disclosures made with respect to a section of this Article IV shall be deemed only to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (ii) as disclosed in any reports, forms, schedules, registration statements and other documents publicly filed by Buyer with the SEC since December 31, 2020 prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Buyer, Buyer Bank and Merger Sub represent and warrant as follows:

Section 4.02 Organization, Standing and Authority.

(a) Buyer is a Massachusetts corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts, and is duly registered with the FRB as a bank holding company under the BHC Act and meets the applicable requirements for qualification as a bank holding company under the BHC Act and the regulations of the FRB. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in each foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Buyer Bank is a Massachusetts chartered state bank duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Massachusetts. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent permitted by law, and all premiums and assessments required to be paid to the FDIC have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists of 1,000,000,000 shares of Buyer Common Stock. As of the date of this Agreement, there were (i) 176,376,675 shares of Buyer Common Stock outstanding (including shares held in the Buyer ESOP and 544,590 shares of unvested restricted stock), (ii) 18,675,815 shares reserved for issuance under existing Options, (iii) no shares held in treasury, (iv) no shares held by Buyer Subsidiaries, and (v) 6,529,030 shares reserved for future issuance pursuant to the Buyer Equity Plan. The outstanding shares of Buyer Common Stock have been duly authorized and are validly issued and are fully paid and non-assessable. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries. There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Buyer or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Buyer Common Stock or other equity interests of the Buyer. All shares of Buyer Common Stock subject to issuance as set forth in this Section 4.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Buyer or any of Buyer’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock or capital stock of any of Buyer’s Subsidiaries or any other securities of Buyer or any of Buyer’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. All of the outstanding shares of capital stock of each of Buyer’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Buyer or another Subsidiary of Buyer free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Buyer’s voting rights, charges or other encumbrances of any nature whatsoever. Neither Buyer nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding. No bonds, debentures, notes or other indebtedness issued by Buyer or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders of Buyer may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of Buyer, are issued or outstanding.

Section 4.04 Subsidiaries.

(a) (i) Buyer has made available to Company a complete and accurate list of all of Buyer’s Subsidiaries, including the jurisdiction of organization of each Subsidiary, (ii) Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of Buyer’s Subsidiaries are or may become required to be issued (other than to Buyer) by reason of any contractual right, preemptive right, or otherwise, (iv) there are no contracts, commitments, understandings, or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Buyer or a wholly-owned Subsidiary of Buyer), (v) there are no contracts, commitments, understandings, or arrangements relating to Buyer’s rights to vote or to dispose of the securities of any Subsidiary and (vi) all of the equity securities of each Subsidiary held by Buyer, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Buyer free and clear of all Liens.

(b) Buyer does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Buyer’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and, as applicable, is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A complete and accurate list of all such jurisdictions, as applicable, has been made available to Company.

Section 4.05 Corporate Power; Minute Books. Buyer and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and to consummate the contemplated transactions, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Buyer’s shareholders of this Agreement and Buyer of the Plan of Bank Merger. Buyer has made available to Company complete and correct copies of the minutes of all meetings of the board of directors and each committee of the board of directors of Buyer and the board of directors and each committee of the board of directors of Buyer Bank held between January 1, 2021 and August 31, 2023 provided, that such minutes did not contain any discussions related to deliberations of the boards of directors of Buyer and Buyer Bank with respect to the consideration of the sale of Company to Buyer and were redacted to exclude any discussions of regulatory examination ratings or other confidential supervisory information and other merger and acquisition opportunities. The minute books of Buyer and Buyer Bank contain true, complete and accurate records of all corporate actions taken by shareholders of Buyer and Buyer Bank and the boards of directors of Buyer and Buyer Bank (including committees of such boards of directors).

Section 4.06 Corporate Authority.

(a) Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been adopted by the board of directors of Buyer. The board of directors of Buyer has directed that this Agreement be submitted to Buyer’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of the Buyer Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Buyer Common Stock (the “Requisite Buyer Shareholder Approval”), and the adoption and approval of the Plan of Bank Merger by the board of directors of Buyer Bank and Buyer as the sole shareholder of Buyer Bank, no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer, Buyer Bank and Merger Sub and (assuming due authorization, execution and delivery by Company and Company Bank) constitutes a valid and binding obligation of Buyer and Buyer Bank, enforceable against Buyer and Buyer Bank in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

Section 4.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery, or performance by Buyer of this Agreement or to consummate the contemplated transactions (including the Holdco Merger and the Bank Merger), except for (i) Regulatory Approvals; (ii) the Requisite Buyer Shareholder Approval, (iii) the approval of the Bank Merger and the Plan of Bank Merger by Buyer, the sole shareholder of Buyer Bank; (iv) the filing and effectiveness of the Registration Statement with the SEC, (v) the approval of the listing on Nasdaq of the Buyer Share Issuance, (vi) the filing of the Articles of Merger with the Secretary of the Commonwealth of Massachusetts and the filing of a Certificate of Consolidation with the Secretary of the Commonwealth of Massachusetts and (vii) the filing of the Articles of Holdco Merger with the Secretary of the Commonwealth of Massachusetts. To Buyer’s Knowledge as of the date of this Agreement, there is no fact or circumstance relating to Buyer that would reasonably be expected to result in any of the approvals set forth above and referred to in Section 7.01(b) not being received in order to permit consummation of the Merger and Bank Merger on a timely basis.

(b) Subject to the receipt of the Requisite Buyer Shareholder Approval and the receipt, or the making, of the consents, approvals, waivers and filings referred to in the immediately preceding paragraph and the expiration of the related waiting periods, the execution, delivery, and performance of this Agreement by Buyer and Buyer Bank, as applicable, and the consummation of the transactions contemplated by this Agreement do not and will not (i) constitute a breach or violation of, or a default under, the Articles of Organization or Bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer.

Section 4.08 SEC Documents; Other Reports; Internal Controls.

(a) Buyer has filed with or otherwise furnished to (as applicable) the SEC all required reports, forms, schedules, registration statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act since August 10, 2020 (the “Buyer Reports”), and, to the Knowledge of Buyer, has paid all associated fees and assessments due and payable. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing, as of the date of that subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC applicable to such Buyer Reports, including all applicable accounting requirements, and none of the Buyer Reports when filed with the SEC, and if amended, as of the date of the amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. None of Buyer’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Buyer and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments, that they were required to file since December 31, 2019 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection with any filings Buyer was required to make. Except for normal examinations conducted by a Governmental Authority in the ordinary course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to Buyer’s Knowledge, threatened any investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2019. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries. Buyer has made available to Company a list of all examinations of Buyer Bank conducted by the Commissioner and the FDIC, and all examinations of Buyer conducted by the FRB, since December 31, 2019 and the dates of any responses thereto submitted by Buyer Bank and Buyer, respectively. Notwithstanding the foregoing, nothing in this Section 4.08(b) or this Agreement shall require Buyer to provide Company with any confidential regulatory supervisory information of Buyer Bank or Buyer.

(c) Based on its most recent evaluation prior to the date of this Agreement, Buyer has not had to disclose to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably expected to adversely affect in any material respect Buyer’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting.

(d) The records, systems, controls, data and information of Buyer and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Buyer or its Subsidiaries or accountants (including all means of access to them), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Buyer and its Subsidiaries have devised and maintained and currently maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(e) Buyer (i) has designed, implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Buyer, including Buyer’s Subsidiaries, is made known to the chief executive officer and the chief financial officer of Buyer by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of Buyer’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably expected to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (B) to the Knowledge of Buyer, any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. Any such disclosure was made in writing by management to Buyer’s auditors and audit committee and true and complete copies of such disclosures have been made available to Company.

(f) Since December 31, 2019, (x) neither Buyer nor any of Buyer’s Subsidiaries nor, to the Knowledge of Buyer, any director, officer, auditor, accountant or representative of Buyer or any of the Buyer Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs- charge-offs and accruals) of Buyer or any of the Buyer Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of the Buyer Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no employee of or attorney representing Buyer or any of the Buyer Subsidiaries, whether or not employed or retained by Buyer or any of the Buyer Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Buyer or any of the Buyer Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Buyer or any committee thereof or the board of directors or similar governing body of any Buyer Subsidiary or any committee thereof, or, to the Knowledge of Buyer, to any director or officer of Buyer or any Buyer Subsidiary.

Section 4.09 Financial Statements; Undisclosed Liabilities.

(a) The financial statements of Buyer (including any related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly disclosed in the financial statements or in the notes thereto), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of Buyer and its Subsidiaries as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned (or informed Buyer that it intends to resign) or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the audited consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2022 in amounts consistent with past practice (including such liabilities contained in the Buyer Reports); (iii) liabilities that have been discharged or paid in full before the date of this Agreement; or (iv) liabilities or obligations incurred directly as a result of this Agreement, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability, other than pursuant to or as contemplated by this Agreement, or that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect with respect to Buyer.

(c) Buyer has made available to Company a copy of Buyer’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2022 which includes information regarding “off balance sheet arrangements” effected by Buyer.

(d) To the Knowledge of Buyer, Ernst and Young LLP, which has expressed its opinion with respect to the audited financial statements of Buyer and its Subsidiaries (included the related notes) included in the Buyer Reports, is and has been throughout the periods covered by such financial statements “independent” with respect to Buyer within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board. To the Knowledge of Buyer as of the date of this Agreement, no fact or circumstance exists that would prevent Ernst and Young LLP from being able to consent to the inclusion of its opinion with respect to Company’s audited financial statements for the year ending December 31, 2022 to be incorporated by reference into the Joint Proxy Statement-Prospectus when the Registration Statement (or any amendment thereto) is filed with the SEC or express its opinion with respect to Buyer’s audited financial statements for the year ending December 31, 2023 to be filed with the SEC as part of Buyer’s Annual Report on Form 10-K.

Section 4.10 Absence of Certain Changes or Events.

(a) Since December 31, 2022 (the “Buyer Balance Sheet Date”), there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows, or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Buyer, and to the Knowledge of the Buyer, no fact or condition exists which is reasonably expected to cause a Material Adverse Effect with respect to the Company in the future, (ii) any change by Buyer or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required or permitted by applicable Law or GAAP or regulatory accounting as concurred in by Buyer’s independent accountants, (iii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Buyer or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (iv) any material election made by Buyer or any of its Subsidiaries for federal or state income tax purposes, (v) any material change in the credit policies or procedures of Buyer or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive, (vi) other than loans and loan commitments, investment securities, and other real estate owned in the ordinary course of business and consistent with past practice, any material acquisition or disposition of any assets or properties, or any contract for any acquisition or disposition entered into, or (vii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

(b) Since the Buyer Balance Sheet Date, the Buyer and its Subsidiaries have carried on its business in the ordinary course consistent with past practice and there has not been: (i) any entry by Buyer or any of its Subsidiaries into any contract or commitment of more than (A) $500,000 in the aggregate or (B) $500,000 per annum with a term of more than one year, other than borrowings, loans, loan commitments and Buyer Benefit Plans in the ordinary course of business, or (ii) any increase in or establishment of any bonus, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Buyer or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, or any payment of any bonus, unless such aforementioned actions were required by Law or Buyer Benefit Plan or were conducted in the ordinary course of business.

Section 4.11 Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Buyer, threatened, legal, administrative, arbitral or other proceedings, claims, demand letters, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacity as directors or executive officers) (i) that would, individually or in the aggregate, be reasonably likely to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer or (iii) challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Buyer, any of the Buyer Subsidiaries or the assets of Buyer or any of the Buyer Subsidiaries that (i) would, individually or in the aggregate, be reasonably expected to result in a material restriction on Buyer or any of the Buyer Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.12 Compliance with Laws.

(a) Buyer and each of its Subsidiaries is and since December 31, 2019 has been in compliance in all material respects with all applicable federal, state, local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees or applicable to Buyer and its Subsidiaries, including without limitation, all Laws related to the privacy and security of Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act and Mass. Gen L. ch. 167, § 14, the Fair Credit Reporting Act, the Truth in Lending Act, Regulation Z, Mass. Gen L. ch. 140D and 209 Code Mass. Regs. 32.00, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Mass. Gen. L. ch. 167B, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury, and any other Law relating to discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and Economic Security Act, the Dodd-Frank Act and the Economic Growth, Regulatory Relief and Consumer Protection Act.

(b) Buyer and each of its Subsidiaries has all material permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Neither Buyer nor any of its Subsidiaries has received, since December 31, 2019, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Buyer’s Knowledge, do any grounds for any of the foregoing exist).

(d) Buyer has not engaged in any activities permissible only for a financial holding company under Section 4(k) of the BHC Act.

Section 4.13 Material Contracts; Defaults.

(a) Neither Buyer nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) or amendment thereto (i) with respect to the employment, engagement or other relationship of any directors, officers, employees or consultants of Buyer or any of its Subsidiaries providing annual base compensation in excess of $250,000 (other than at-will offer letters that can be terminated without any required payment), (ii) which would entitle any present or former director, officer, employee, consultant or agent of Buyer or any of its Subsidiaries to indemnification from Buyer or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the transactions contemplated by this Agreement, (iv) the value of any of the benefits of which will be calculated on the basis of the transactions contemplated by this Agreement, (v) which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of Buyer and or Subsidiaries, (vi) which provides for payments to be made by Buyer or any of its Subsidiaries upon a change in control, (vii) which provides for the lease of personal property having a value in excess of $1,000,000 (other than Buyer Benefit Plans), (viii) which relates to capital expenditures and involves future payments in excess of $1,000,000, (ix) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of Buyer’s business, (x) which is not terminable on sixty (60) days or less notice and involving the payment by Buyer or one of its Subsidiaries of more than $1,000,000 per annum, (xi) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC promulgated under the Exchange Act); or (xii) which materially restricts the conduct of any business by Buyer of any of its Subsidiaries (collectively, “Buyer Material Contracts”). Buyer has previously made available to Company true, complete, and correct copies of each Buyer Material Contract.

(b) (i) Each Buyer Material Contract is valid and binding on Buyer or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Buyer, is valid and binding on the other parties thereto, (ii) Buyer and each of its Subsidiaries and, to the Knowledge of Buyer, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Buyer Material Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any other party thereto, under any such Buyer Material Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Buyer. No power of attorney or similar authorization given directly or indirectly by Buyer is currently outstanding.

(c) Other than the consents, approvals, authorizations, notices or other actions (collectively, “Buyer Third Party Consents”) required under Buyer Material Contracts, no third-party consent by any Person is required in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions it contemplates.

Section 4.14 Agreements with Regulatory Agencies. Subject to Section 10.12, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2019, a recipient of any supervisory letter from, or since December 31, 2019, has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised in writing or, to the Knowledge of Company, orally, since December 31, 2019, by any Governmental Authority that it is considering issuing, initiating, ordering, or requesting any such Buyer Regulatory Agreement, and to the Knowledge of Buyer, there is no reason to believe that it is reasonably expected any Governmental Authority will issue, initiate, order or request any such Buyer Regulatory Agreement prior to the Closing Date.

Section 4.15 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar Derivative Transactions and risk management arrangements, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Authority and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Buyer or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Buyer and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Buyer, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

Section 4.16 Joint Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus and the Registration Statement, or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus, as so amended or supplemented, in light of the circumstances under which they were made, not misleading; provided, however, that that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.17 Brokers. Except for the fees and expenses of J.P. Morgan Securities LLC (which will be paid by Buyer), none of Buyer, Merger Sub, Buyer Bank, or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 4.18 Employee Benefit Plans.

(a) A list of all material Buyer Benefit Plans as of the date of this Agreement are identified on Buyer Disclosure Schedule 4.18(a). For this purpose, a “Buyer Benefit Plan” means each benefit and compensation plans, contract, policy, or arrangement (whether or not written) (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not covered by ERISA), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, equity based arrangements, retention, salary continuation, change in control, vacation, paid time off, insurance, split dollar life insurance, welfare and fringe-benefit, medical, dental, vision, disability, Code Section 125 cafeteria, and flexible benefits. True and complete copies of all material Buyer Benefit Plans have been made available to Company including, in each case to the extent applicable, (i) the current plan documentation, amendments thereto, the current summary plan description, and any summaries of material modifications related thereto, (ii) annual reports (Form 5500s) and all attachments thereto (including audited financial statements), if any, filed with the IRS for the past three (3) plan years, (iii) the most recently received IRS determination letter, if any, or pre-approved plan or advisory letter issued by the IRS, relating to any such Buyer Benefit Plan, (iv) the current trust agreement, insurance contract or other funding arrangement and any amendments related thereto, (v) non-discrimination testing results for the last three (3) completed plan years, (vi) actuarial valuations and reports for the last three (3) completed plan years, and (vii) all material non-routine correspondence received from or sent to any Governmental Authority in the last three (3) years.

(b) Each Buyer Benefit Plan has been established, administered and operated in material compliance with all applicable Laws, including ERISA, the Code and the Affordable Care Act. Each Buyer Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Buyer Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS, and to Buyer’s Knowledge no circumstance exists that would reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of the Buyer Pension Plan under Section 401(a) of the Code. There is no pending or, to Buyer’s Knowledge, threatened litigation relating to the Buyer Benefit Plans. Neither Buyer nor any of its Subsidiaries has engaged in, or is aware of, a non-exempt prohibited transaction with respect to any Buyer Benefit Plan or Buyer Pension Plan that would reasonably be expected to subject Buyer or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been incurred by Buyer or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA (including any multiple employer plan as described in 29 C.F.R. Section 4001.2), currently or formerly maintained or contributed to by Buyer, any of its Subsidiaries or any ERISA Affiliate. Neither Buyer nor any ERISA Affiliate has maintained, contributed to (or been obligated to contribute to) or had any liability (whether contingent or otherwise) at any time during the six (6)-year period ending on the Closing Date with respect to (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any funded welfare benefit plan within the meaning of Section 419 of the Code, or (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA.

(d) All material contributions required to be made with respect to all Buyer Benefit Plans have been timely made. No Buyer Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA or has otherwise failed to satisfy the minimum funding requirements of Section 412 of the Code or Sections 302 and 303 of ERISA, and none of Buyer or any ERISA Affiliate has an outstanding funding waiver. No Buyer Pension Plan is considered to be an “at-risk” plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(e) To Buyer’s Knowledge, neither Buyer nor any of its Subsidiaries has any obligations for retiree health or life benefits under any Buyer Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the Laws of any state or locality.

(f) The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a “change in control” of Buyer or any of its Subsidiaries, as defined in Section 280G of the Code.

(g) No Buyer Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code. The execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not constitute a change in control, as such term is defined under any applicable Buyer Benefit Plan.

(h) To Buyer’s Knowledge, Buyer and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for Buyer or any of its Subsidiaries for purposes of each Buyer Benefit Plan.

(i) Buyer does not maintain or contribute to, nor would reasonably be expected to otherwise incur any liability with respect to, any Buyer Benefit Plan subject to laws other than those of the United States.

Section 4.19 Labor Matters; Employment.

(a) Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge, threatened in writing, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor disruption or dispute involving it pending or, to Buyer’s Knowledge, threatened, nor, to Buyer’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Buyer and its Subsidiaries are in compliance in all material respects with, and since December 31, 2019 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, classification of employees as exempt or non-exempt, equitable pay practices, privacy rights, labor disputes and labor practices, employment discrimination and harassment, including sexual harassment, workers’ compensation or long-term disability policies, unemployment compensation, retaliation, immigration, family and medical leave and other leave entitlements, including sick leave, disability rights and accommodations, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and there are no pending, or to Buyer’s Knowledge threatened, charges or lawsuits with respect to employment or labor matters against Buyer in any judicial, regulatory or administrative forum.

(c) (i) To Buyer’s Knowledge, no employee or former employee of Buyer has within the past five (5) years filed any charge or complaint with a Governmental Authority or court of law alleging sexual harassment or sexual misconduct have been against any person who is a current or former member of the board of directors of Buyer or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries, (ii) in the past five (5) years neither Buyer nor any of its Subsidiaries has entered into any settlement agreement with any employee or former employee of Buyer related to allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer or any current or former officer or employee at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries and (iii) there are no agency or court proceedings currently pending or, to the Knowledge of Buyer, threatened by an employee or former employee of Buyer related to any allegations of sexual harassment or sexual misconduct by any current or former member of the board of directors of Buyer, or a current or former officer or employee of Buyer or its Subsidiaries categorized at or above Senior Vice President, in their capacity as a director, officer or employee of Buyer or its Subsidiaries.

Section 4.20 Tax Matters.

(a) Buyer and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a valid request for extension was filed consistent with requirements of applicable Laws. All such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than any Taxes that have been reserved or accrued on the balance sheet of Buyer or which Buyer is contesting in good faith. Neither Buyer nor any Subsidiary is the beneficiary of any extension of time within which to file any Tax Return, and neither Buyer nor any of its Subsidiaries currently has any open tax years for which the applicable statute of limitations has been extended or suspended. No written claim has ever been made by an authority in a jurisdiction where Buyer or any Subsidiary does not file Tax Returns that it is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable, or Taxes that are being contested in good faith and for which adequate provision has been made on the balance sheet of Buyer) upon any of the assets of Buyer or any of its Subsidiaries.

(b) Buyer and each of its Subsidiaries withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to Buyer’s Knowledge, are pending or threatened with respect to Buyer or any Subsidiary. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any Subsidiary has received from any foreign, federal, state, or local Taxing Authority (including in jurisdictions where Buyer or any Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against Buyer or any Subsidiary.

(d) Buyer has made available to Company true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Buyer or any Subsidiary for taxable periods ended December 31, 2022, 2021 and 2020. Buyer has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer or any Subsidiary filed for the years ended December 31, 2022, 2021 and 2020. Buyer and each Subsidiary has timely and properly taken such actions in response to and in compliance with notices Buyer or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law. Neither Buyer nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and no request to waive or extend such a statute of limitations or time period has been filed or is currently pending.

(e) Neither Buyer nor any Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Buyer and each Subsidiary has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither Buyer nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Buyer Bank and its Subsidiaries). Neither Buyer nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer), or (ii) has liability for the Taxes of any Person (other than Buyer or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Buyer and each Subsidiary (i) did not, as of December 31, 2022, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Buyer as of December 31, 2022 (rather than in any notes to such financial statements), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past practice of Buyer in filing its Tax Returns. Since December 31, 2022, neither Buyer nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP consistent with past practice and custom.

(g) Neither Buyer nor any Subsidiary shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(h) Neither Buyer nor any Subsidiary has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Buyer nor any Subsidiary is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither Buyer nor any Subsidiary has deferred the payment of any Tax or claimed or received any Tax refund or credit pursuant to the CARES Act, any similar statutory relief, or any other Tax legislation related to the COVID-19 pandemic or pursuant to any written agreement with a Taxing Authority that remains unpaid.

(k) To the Knowledge of Buyer, neither Buyer nor any of its Subsidiaries has taken or agreed to take any action, has failed to take or agreed not to take any action or has Knowledge of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, and the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.21 Environmental Matters.

(a) To Buyer’s Knowledge, no real property (including buildings or other structures) currently owned or operated by Buyer or any of its Subsidiaries or any predecessor, or any property in which Buyer or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Buyer Loan Property”), has had any Release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(b) To Buyer’s Knowledge, no real property (including buildings or other structures) formerly owned or operated by Buyer or any of its Subsidiaries had, during such ownership or operation, any Release of any Hazardous Substance in a manner that violated Environmental Law or requiring reporting, investigation, remediation, or monitoring under Environmental Law.

(c) To Buyer’s Knowledge, Buyer and each of its Subsidiaries is in compliance, in all material respects, with applicable Environmental Law.

(d) To Buyer’s Knowledge. Neither Company nor any of its Subsidiaries nor any predecessor has any liability under Environmental Law arising from the Release or disposal of any Hazardous Substance on any real property currently or formerly owned by Buyer or any of its Subsidiaries or any predecessor.

(e) Neither Buyer nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Buyer nor any of its Subsidiaries is, or has been, subject to any order, decree, or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) To Buyer’s Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Buyer, any of its Subsidiaries, any predecessor, any current or formerly owned or operated property, or any Buyer Loan Property, that would reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability, or investigation against Buyer or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any property.

(h) To Buyer’s Knowledge, it does not possess or have the right to obtain any environmental report, study, sampling data, correspondence, filing and other information relating to environmental conditions at or on any real property (including buildings and other structures) currently or formerly owned or operated by Buyer or any of its Subsidiaries.

(i) There is no litigation pending or, to Buyer’s Knowledge, threatened against Buyer or any of its Subsidiaries relating to any property now or formerly owned or operated by Buyer or any of its Subsidiaries or any predecessor or any Buyer Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release of any Hazardous Substance.

(j) To Buyer’s Knowledge, there are no underground storage tanks on, in or under any property currently owned or operated by Buyer or any of its Subsidiaries.

Section 4.22 Investment Securities.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer, each of Buyer and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Buyer Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities and commodities are valued on the books of Buyer in accordance with GAAP in all material respects.

(b) Buyer and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of their respective businesses, and Buyer and its Subsidiaries have, since December 31,  2019, been in compliance with such policies, practices and procedures in all material respects.

Section  4.23 Regulatory Capitalization. Buyer Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. Neither Company nor any of its Subsidiaries has received any notice in writing, or to Company’s Knowledge, orally, from a Governmental Authority that the status of Buyer or Buyer Bank as “well-capitalized” will change, and to the Knowledge of Buyer, there is no reason to anticipate that Buyer Bank will not be “well capitalized” as of both September 30, 2023 and December 31, 2023.

Section 4.24 Loan Portfolio.

(a) As of the date hereof, except as set forth on Buyer Disclosure Schedule 4.24(a), neither Buyer nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Buyer or any Subsidiary of Buyer is a creditor which as of July 31, 2023 had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of July 31, 2023, over sixty (60) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of Buyer or any of its Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of Buyer or any of its Subsidiaries subject to 12 C.F.R. Part 215 was made and continues to be in compliance with 12 C.F.R. Part 215 or is exempt therefrom. Except as such disclosure may be limited by any applicable law, rule or regulation, Buyer Disclosure Schedule 4.24(a) sets forth a true, correct and complete list of (A) all of the Loans of Buyer and its Subsidiaries that, as of July 31, 2023, had an outstanding balance of $1,000,000 or more and were classified by Buyer as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import (the “Buyer Classified Loans”), together with the principal amount of and accrued and unpaid interest on each such Loan, and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date, and (B) each asset of Buyer or any of its Subsidiaries that, as of July 31, 2023, had a carrying value of $250,000 or more and was classified as “Other Real Estate Owned” and the carrying value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, each outstanding Loan of Buyer or its Subsidiaries (i) is evidenced by notes, lost note affidavits, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Buyer and its Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, except for security instruments which have been submitted for recording and have not been recorded, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions as they relate to or affect such obligor.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, each outstanding Loan of Buyer or its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Buyer and its Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which Buyer or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither Buyer nor any of its Subsidiaries is now, nor has it ever been since December 31, 2019, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Authority relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

(f) With respect to each Buyer Loan Property having an outstanding principal balance as of June 30, 2023 greater than $1,000,000, Buyer (or its applicable Subsidiary), has received an American Land Title Association lender’s title insurance policy, which was issued by a nationally recognized title insurance company qualified to do business in the jurisdiction where the applicable Buyer Loan Property is located, covering the portion of such Buyer Loan Property and insuring that the related mortgage is a valid lien in the original principal amount of the related Loan on the obligor’s fee simple interest (or, if applicable, leasehold interest) in such Buyer Loan Property, subject only to Permitted Liens.

(g) Buyer (or its applicable Subsidiary) has asked for representations from borrowers similar in substance to the representations set forth in Section 4.21 herein, and/or has conducted due diligence with respect to each Buyer Loan Property, in a manner consistent with industry practice at the time the loan was granted for secured loan transactions of the size and type of the loan for which such Buyer Loan Property was granted as security.

Section 4.25 Reserves.

(a) Buyer’s allowance for loan losses as reflected in Buyer’s audited balance sheet as of December 31, 2022 was, and the allowance shown on the balance sheets in Buyer financial statements for periods ending after such date, in the reasonable judgment of management, was as of their dates, in compliance with Buyer’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP, and is adequate under all such standards.

(b) Buyer’s reserve for Taxes as of December 31, 2022, as calculated under and required under Financial Accounting Standards Board Interpretation 48 in the Buyer financial statements, and such reserve for Taxes for periods ending after such date, in the reasonable judgment of management, was, as of their dates, adequate for all contingencies and includes all reasonably possible contingencies.

(c) As of December 31, 2022, and as of the end of each fiscal quarter ending thereafter, any impairment on loans, investments, derivatives and any other financial instrument in the Buyer financial statements was correctly accounted for under GAAP.

(d) Buyer adopted and fully implemented CECL effective as of January 1, 2022.

Section 4.26 Trust Business; Administration of Fiduciary Accounts. Buyer Bank has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation, except where the failure to do so would not have a Material Adverse Effect. Neither Buyer Bank, nor any of its respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case, except where any such breach or the failure to accurately reflect would not have a Material Adverse Effect.

Section 4.27 Investment Management and Related Activities. None of Buyer, any of its Subsidiaries or Buyer’s or its Subsidiaries’ employees is required to be registered, licensed, or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 4.28 Repurchase Agreements. With respect to all agreements pursuant to which Buyer or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Buyer or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date of this Agreement, the value of such collateral equals or exceeds the amount of the debt it secures.

Section 4.29 CRA, Anti-Money Laundering and Customer Information Security. Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Buyer’s Knowledge, none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of Buyer Bank’s Home Mortgage Disclosure Act data for the fiscal year ended December 31, 2022, filed with the FDIC, or otherwise) that any facts or circumstances exist which would cause Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and its implementing regulations, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and its implementing regulations, as well as the provisions of the information security program adopted by Buyer Bank pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Buyer Bank has implemented a program with respect to the beneficial ownership requirements set forth in the final rule on Customer Due Diligence Requirements for Financial Institutions found in 81 Federal Register 29397 (July 11, 2016) and 31 C.F.R. § 1010 et seq. Buyer Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory”.

Section 4.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent or greater shareholder, or other Affiliate of Buyer or any of its Subsidiaries, or to Buyer’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director of Buyer or any of its Subsidiaries and other than deposits held by Buyer Bank in the ordinary course of business. Neither Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers, or other Affiliates other than deposit accounts of those individuals at Buyer Bank. All agreements between Buyer and any of its Affiliates comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the FRB’s Regulation W (12 C.F.R. Part 223).

Section 4.31 Tangible Properties and Assets.

(a) Except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Buyer or one of its Subsidiaries has good, valid, and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property, and other assets (tangible or intangible), used, occupied, and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements, and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy, or operation of any material asset.

(b) Buyer or one of its Subsidiaries (a) has good record, insurable and marketable title to all real property (by name and location) owned by Buyer or any of its Subsidiaries (the “Buyer Owned Real Property”), free and clear of all material Liens, except for Permitted Liens. Buyer (or its applicable Subsidiary) has an existing owner’s title insurance policy for each property constituting the Buyer Owned Real Property insuring said owner’s title to such property free and clear of all liens except Permitted Liens, and has disclosed such policies to Company prior to the date hereof. No portion of the Buyer Owned Real Property is subject to any right of first offer or right of first refusal or any other option to purchase said Buyer Owned Real Property.

(c) Each of the leases, subleases, licenses or other agreements entered into by Buyer (the “Buyer Leases”) under which Buyer uses or occupies or has the right to use or occupy, now or in the future, real property (the “Buyer Leased Real Property,” and together with the Buyer Owned Real Property, the “Buyer Real Property”) is valid, binding, and in full force and effect and neither Buyer nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Buyer Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Buyer or any of its Subsidiaries of, or material default by Buyer or any of its Subsidiaries in, the performance of any covenant, agreement, or condition contained in any Buyer Lease, and to Buyer’s Knowledge, no lessor under a Buyer Lease is in material breach or default in the performance of any material covenant, agreement, or condition contained in such Buyer Lease, and Buyer (or its applicable Subsidiary) has not received written notice from any landlord alleging any of the foregoing. There is no pending or, to Buyer’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature with respect to the real property that Buyer or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any real property by eminent domain. Buyer and each of its Subsidiaries has paid all rents and other charges to the extent due under the Buyer Leases. There are no material pending or, to the Knowledge of Buyer, threatened condemnation proceedings against any Buyer Real Property. The Buyer Leases constitute all leases in which Buyer and its Subsidiaries has any interest in as lessee, sublessee or sub-licensee in any real property. The Buyer Leases are legal, valid, binding upon Buyer (or its Subsidiary, as applicable) and, to the Knowledge of Buyer, all other parties thereto, enforceable, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity, and in full force and effect and have not been modified or amended, and Buyer (or its applicable Subsidiary) holds a valid and existing leasehold interest under such leases free and clear of any liens except for Permitted Liens. To each of the Buyer Leases, Buyer (or its applicable Subsidiary) has not exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any of the Buyer Leases, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Buyer Lease Options”). Buyer (or its applicable Subsidiary) has the full right to exercise any Buyer Lease Options contained in the Buyer Leases on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such options with respect thereto.

Section 4.32 Intellectual Property. Buyer and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its respective business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, (a) the use of any Intellectual Property by Buyer and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Buyer or any Buyer Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Buyer in writing that Buyer or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the Knowledge of Buyer, no person is challenging, infringing on or otherwise violating any right of Buyer or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Buyer or its Subsidiaries; and (d) neither Buyer nor any Buyer Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Buyer or any Buyer Subsidiary. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Buyer, Buyer and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Buyer and its Subsidiaries.

Section 4.33 Insurance. Buyer and each of its Subsidiaries is insured with reputable insurers against such risks and in amounts as the management of Buyer reasonably has determined to be prudent in accordance with industry practices. All the Buyer Insurance Policies are in full force and effect, and neither Buyer nor any of its Subsidiaries is in material default of them and all claims under the Buyer Insurance Policies have been filed in a timely fashion.

Section 4.34 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement-Prospectus and the date of the Buyer Meeting to which such Joint Proxy Statement-Prospectus relates, none of the Joint Proxy Statement-Prospectus and the Registration Statement or any amendment or supplement thereto will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in the Joint Proxy Statement-Prospectus as so amended or supplement, in light of the circumstances under which they were made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date. Notwithstanding the foregoing, no representation or warranty is made by Buyer with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Company or its Subsidiaries for inclusion in the Joint Proxy Statement-Prospectus.

Section 4.35 Information Security.

(a) Since January 1, 2018, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Buyer and its Subsidiaries.

(b) Buyer and each of its Subsidiaries is and has been in compliance, in each case in all material respects, with all Privacy Obligations. The transactions contemplated by this Agreement will not, as of the Closing, violate in any material respect the Privacy Obligations of Buyer or any of its Subsidiaries. Buyer has posted or made available privacy notices or privacy policies that materially comply with all Privacy Obligations and that accurately provide notice of Buyer’s practices concerning the Processing of Personal Data. Buyer has materially complied and is in materially compliance with all such privacy notices and privacy policies.

(c) Buyer and each of its Subsidiaries maintains a written information privacy and security program and takes commercially reasonable measures to protect the privacy, confidentiality, integrity, availability and security of its IT Assets and Personal Data used in its business against any Security Breach. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Buyer, to Buyer’s Knowledge, since January 1, 2020, neither the Buyer nor its Subsidiaries has experienced any Security Breach.

(d) Buyer has executed a current, legal, valid and binding Data Vendor Agreement with each third party that Processes Personal Data for or on behalf of Buyer that satisfies in all material respects the requirements of all Privacy Obligations.

Section 4.36 Indemnification. Except as provided in Buyer’s Articles of Organization and Bylaws, or the Buyer Material Contracts, neither Buyer nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Buyer (a “Buyer Covered Person”), and, to the Knowledge of Buyer, there are no claims for which any Buyer Covered Person would be entitled to indemnification under Buyer’s Articles of Organization and Bylaws, applicable Law or any indemnification agreement.

Section 4.37 Questionable Payments. Neither Buyer, Buyer Bank nor any of their Subsidiaries, nor to the Buyer’s Knowledge, any director, officer, employee, agent or other person acting on behalf of the Buyer, Buyer Bank or any of its Subsidiaries, has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or similar law; (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government; (e) established or maintained any unlawful fund of monies or other assets of Buyer or any of its Subsidiaries, (f) made any fraudulent entry on the books or records of Buyer or any of its Subsidiaries, or (g) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Buyer or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Buyer or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury.

Section 4.38 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Buyer in this Article IV, neither Buyer nor any of its Subsidiaries (including Buyer Bank), nor any other person makes any express or implied representation or warranty with respect to Buyer, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Buyer nor any other person makes or has made any representation or warranty to Buyer or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Buyer in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Buyer acknowledges and agrees that neither Company nor any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those representations and warranties of Company expressly contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01 Conduct of Business Prior to Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Buyer Disclosure Schedule), as may be required by Law or as consented to in writing by the other party, (a) each of Company and Buyer shall, and shall cause their respective Subsidiaries to, (i) conduct their business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships and keep available the services of their current executive officers and (b) each of Buyer and Company shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Buyer or Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.02 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as may be required by applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or could reasonably be expected to result in (i) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (ii) any material impediment to the Company’s ability to consummate the Merger of the transactions contemplated by this Agreement, or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied, except, in each case, as may be required by applicable Law or GAAP.

(b) Indebtedness. Other than in the ordinary course of business, incur modify, extend or renegotiate any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly-owned Subsidiaries to Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned Subsidiary of Company) unless Buyer consents in writing (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice since December 31, 2021).

(c) Capital Stock.

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Company Common Stock or any securities of any Company Subsidiary, except, in each case, (A) regular quarterly cash dividends by Company at a rate not in excess of $0.67 per share of Company Common Stock, and any associated dividend equivalents for Company Equity Awards, (B) dividends paid by any of the Subsidiaries of Company to Company or any of Company’s wholly-owned Subsidiaries, and (C) the acceptance, withholding or net settlement of shares of Company Common Stock for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with the terms of the applicable award agreements (the “Permitted Actions”);

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any capital stock of the Company or any securities of any Company Subsidiary;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary or any options, warrants, or other rights of any kind to acquire any capital stock or other equity or voting securities, including any shares of Company Common Stock or any securities of any Company Subsidiary, except pursuant to the vesting or settlement of Company Equity Awards in accordance with their terms, in each case, outstanding as of the date hereof; or

(v) directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than Permitted Actions.

(d) Compensation; Employment Agreements, Etc. Except as required under applicable Law or by the terms of any Company Benefit Plan existing as of the date hereof:

(i) enter into, adopt or terminate any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any related trust agreement (or similar arrangement) in respect of any current or former director, officer, or employee of Company or any of its Subsidiaries (including any plan, program, policy, agreement or arrangement that would be considered a Company Benefit Plan if in effect as of the date hereof);

(ii) amend (whether in writing or through the interpretation of) any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with recent past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements;

(iii) increase the compensation, bonus, severance, termination pay or other benefits payable to any current, prospective or former employee, officer, director, independent contractor or consultant, other than planned increases in compensation and benefits to employees in the ordinary course of business consistent with past practice as set forth on Company Disclosure Schedule 5.02(d);

(iv) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation;

(v) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any equity-based awards or other compensation;

(vi) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(vii) fund or provide any funding for any rabbi trust or similar arrangement; or

(viii) provide, or commit to provide, retiree medical benefits to any person.

Notwithstanding anything to the contrary contained in this Section 5.02(d), neither Company nor any of its Subsidiaries shall provide new compensation of any type, other than payment of base salary and short term incentive payments permitted under this Agreement, settlement of Company Equity Awards, and provision of employee benefits, each in the ordinary course, to any “disqualified individual” to the extent such compensation would reasonably be expected (as of the date of such new compensation) to constitute an “excess parachute payment” as defined in Section 280G of the Code (after taking into account the impact of applicable permitted mitigation alternatives).

(e) Hiring; Promotions. (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $150,000 or to fill vacancies that may arise from time to time in the ordinary course of business, or (ii) promote any employee except to fill vacancies that may arise in the ordinary course of business.

(f) Transactions with Officers and Directors. Except pursuant to agreements or arrangements in effect on the date of this Agreement and set forth on Company Disclosure Schedule 5.02(f), pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of officers or board members of Company or any of its Subsidiaries, or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the ordinary course of business consistent with past practice since December 31, 2019.

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, OREO, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business consistent with past practice since December 31, 2019 or pursuant to contracts or agreements in force at the date of this Agreement and listed on Company Disclosure Schedule 5.02(g).

(h) Acquisitions and Investments. Acquire all or any portion of the assets, business, deposits, or properties of any other entity except by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice since December 31, 2019, or otherwise make any material investment (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) in or of any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Company.

(i) Intellectual Property. Abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by Company or any Company Subsidiary.

(j) Capital Expenditures. Make or commit to make any capital expenditures so long as any capital expenditures that would cause Company’s aggregate capital expenditure budget to exceed by five percent (5%) the aggregate 2023 capital expenditure budget set forth in Company Disclosure Schedule 5.02(j) in the aggregate, unless expenditures are reasonably necessary to maintain existing assets in good repair or Buyer consents in writing (which consent will not be unreasonably withheld, conditioned or delayed).

(k) Governing Documents. Amend Company’s Articles of Organization or Bylaws or any equivalent documents of any of Company’s Subsidiaries.

(l) Accounting Methods. Implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by applicable Law, GAAP, or at the written direction of a Governmental Authority.

(m) Company Material Contracts, Etc. Except for transactions in the ordinary course of business, (i) terminate, materially amend or modify, or waive any material provision of, any Company Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Company or its Subsidiaries or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement; provided that this clause (ii) shall not apply to the entry into of any contract in connection with any action otherwise permitted by this Section 5.02. Notwithstanding the foregoing, nothing herein shall prohibit Company or any its Subsidiaries from terminating the employment of any employee or terminating a consulting agreement for cause, as determined in the discretion of Company or its respective Subsidiary.

(n) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company under any agreement with any Governmental Authority or under any Company Material Contract, Company Lease or other material agreement or material license to which it is a party or by which it or its properties is bound or under which it or its assets, business, or operations receives benefits.

(o) Claims. Except for debt workouts in the ordinary course of business consistent with past practice since December 31, 2021, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries or board members or Executive Officers is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $100,000 individually or $200,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by Company or any Company Subsidiary in respect thereof but inclusive of any amount of proceeds paid by Company or any of its Subsidiaries as a deductible or retention) and/or would impose any material restriction on the business of the Company or any of its Subsidiaries; provided that, this Section 5.02(o) shall not apply to Tax matters, which shall be governed by Section 5.02(v), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of Company or its Subsidiaries or the Surviving Entity or its Subsidiaries.

(p) Banking Operations. Enter into any new material line of business or file any application or make any contract or commitment with respect to the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of Company or any of its Subsidiaries.

(q) Derivative Transactions. Enter into any Derivative Transaction other than in the ordinary course of business consistent with past practice.

(r) Investment Securities. Materially restructure or materially change the investment securities, derivatives, wholesale funding or BOLI portfolio of Company or any of its Subsidiaries, or the interest rate exposure of Company or any of its Subsidiaries, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(s) Deposits. Make any change to deposit pricing that is not in the ordinary course of business consistent with recent past practice.

(t) Loans. Take any action with respect to loans other than as set forth on Company Disclosure Schedule 5.02(t).

(u) Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu of foreclosure; mortgage, acquire or sell any real property (other than the sale of OREO properties in the ordinary course); enter into, materially amend, renew or terminate (except for any renewal or termination in accordance with the terms thereof) any lease with respect to real property.

(v) Taxes. Make, change or revoke any material income Tax election, change any Tax accounting period, adopt or change any material Tax accounting method, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(w) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger, and the Holdco Merger, taken together, or the Bank Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(x) Environmental Assessments. Except for foreclosures in process as of the date of this Agreement and disclosed on Company Disclosure Schedule 5.02(x), foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM 1527-13 Phase I Environmental Site Assessment of the property that satisfies the requirements of the all appropriate inquiries standard of

CERCLA § 101(35) (“Phase I Assessment”), 42 U.S.C. § 9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of Hazardous Substances regulated under Environmental Laws or any other material environmental issue.

(y) Restructuring. Merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.

(z) Facilities. Except as required by Law or otherwise expressly contemplated by this Agreement, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility, or automated banking facility.

(aa) Loan Workouts. Compromise, resolve, or otherwise “workout” any delinquent or troubled loan, other than any loan workout in the ordinary course of business, consistent with Company Bank’s current policies and procedures and past practices since December 31, 2021.

(bb) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 Buyer Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by Law, Buyer shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) Adverse Actions. Take any action or fail to take any action that is intended or is reasonably expected to result in (A) a material delay in the consummation of the Merger or the transactions contemplated by this Agreement, (B) any material impediment to Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (C) any of the conditions to the Merger set forth in Article VII not being satisfied except, in each case, as may be required by applicable Law or GAAP.

(b) Articles of Organization and Bylaws. Amend the Articles of Organization or Bylaws of Buyer or any of its Subsidiaries in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely affect the holders of Company Common Stock relative to other holders of Buyer Common Stock.

(c) Reorganization. Knowingly take any action or fail to take any action which action or failure to act could reasonably be expected to prevent or impede the Merger and the Holdco Merger, taken together, or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Capital Stock. Adjust, split, combine or reclassify any capital stock of Buyer that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially and adversely change the rights, terms or preferences of the Buyer Common Stock or make, declare or pay any extraordinary dividend on any capital stock of Buyer.

(e) Acquisitions. Enter into any binding definitive agreement, or publicly announce its intent to enter into any binding definitive agreement, to acquire any other depository institution (as defined in 12 U.S.C. § 1813(c)(1)) or credit union prior to the receipt of all Regulatory Approvals.

(f) Dispositions. Sell or transfer all or substantially all of the assets of Buyer or Buyer Bank, merge or consolidate Buyer or Buyer Bank with and into any other person, or restructure, reorganize or completely or partially liquidate or dissolve Buyer or Buyer Bank.

(g) Commitments. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.03.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated by this Agreement as promptly as practicable, including the satisfaction of the conditions set forth in Article VII of this Agreement, and shall cooperate fully to that end.

Section 6.02 Shareholder Approval.

(a) Company agrees to take, in accordance with applicable Law, the Articles of Organization of Company and the Bylaws of Company, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Company Meeting”) and, subject to Section 6.07, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”) and shall not make a Company Adverse Recommendation Change, except in accordance with Section 6.07. Company shall engage a proxy solicitor reasonably acceptable to Buyer to assist in the solicitation of proxies from shareholders relating to the Requisite Company Shareholder Approval. Except in accordance with the terms of Section 6.07, Company’s board of directors shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Company Adverse Recommendation Change, Company shall submit this Agreement to its shareholders for their consideration at the Company Meeting and nothing in this Agreement shall relieve Company of the obligation to do so. In the event that there is present at the Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Company’s board of directors. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer. Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(a) and any further adjournment or postponement of the Company Meeting shall require the prior written consent of Buyer.

(b) Buyer agrees to take, in accordance with applicable Law, the Articles of Organization of Buyer and the Bylaws of Buyer, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of the Buyer Share Issuance and any other matters required to be approved by Buyer’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Buyer Meeting”) and, except in the case of a Buyer Adverse Recommendation Change, shall take all lawful action to solicit shareholder approval, including by communicating to its shareholders its recommendation (and including such recommendation in the Joint Proxy Statement-Prospectus) that they approve the Buyer Share Issuance (the “Buyer Board Recommendation”), and shall not make a Buyer Adverse Recommendation Change except in accordance with Section 6.07. Except in accordance with the terms of

Section 6.07, Buyer’s board of directors shall at all times prior to and during the Buyer Meeting recommend approval of this Agreement by the shareholders of Buyer and shall not withhold, withdraw, amend, or modify their recommendation in any manner adverse to Company or take any other action or make any other public statement inconsistent with their recommendation. Notwithstanding any Buyer Adverse Recommendation Change, Buyer shall submit this Agreement to its shareholders for their consideration at the Buyer Meeting and nothing in this Agreement shall relieve Buyer of the obligation to do so. In the event that there is present at the Buyer Meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Buyer Shareholder Approval, Buyer will not adjourn or postpone the Buyer Meeting unless Company has adjourned or postponed the Company Meeting or Buyer is advised by counsel that failure to do so would reasonably be likely to result in a breach of the U.S. federal securities Laws or fiduciary duties of Buyer’s board of directors. Buyer shall keep Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by Company. Buyer shall adjourn or postpone the Buyer Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Buyer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Buyer has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Buyer Shareholder Approval. Buyer shall only be required to adjourn or postpone the Buyer Meeting two (2) times, for aggregate adjournments or postponements not exceeding sixty (60) calendar days, pursuant to the immediately preceding sentence of this Section 6.02(b) and any further adjournment or postponement of the Buyer Meeting shall require the prior written consent of Company.

(c) Each of Buyer and Company shall use its reasonable best efforts to cause the Buyer Meeting and the Company Meeting to occur as soon as reasonably practicable after the Registration Statement has been declared effective and on the same date, with the Company Meeting occurring prior to the Buyer Meeting.

Section 6.03 Registration Statement; Joint Proxy Statement-Prospectus; Nasdaq Listing.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Joint Proxy Statement-Prospectus and all related documents). Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within thirty-five (35) days after the date of this Agreement and to be declared effective by the SEC as promptly as reasonably practicable after its filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions it contemplates. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from the financial advisor and Company’s independent auditors in connection with the Registration Statement and the Joint Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) Company, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders, and (ii) Buyer, at its own expense, shall promptly mail or cause to be mailed the Joint Proxy Statement-Prospectus to its shareholders.

(b) Buyer will promptly notify Company of when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Joint Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and their implementing rules and regulations. Buyer will notify Company promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Joint Proxy Statement-Prospectus, or for any other filing or for additional information and will supply Company with copies of all correspondence between Buyer or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement-Prospectus, the Merger, or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Joint Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders and Buyer shareholders an amendment or supplement.

(d) Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Joint Proxy Statement-Prospectus and all responses to requests for additional information by and replies to comments of the SEC prior to filing them with the SEC, and will provide Company and its counsel with a copy of all SEC filings.

(e) Buyer agrees to use commercially reasonable efforts to list, prior to the Closing Date, on Nasdaq the shares of Buyer Common Stock to be issued in connection with the Merger, subject to official notice of issuance prior to the Effective Time.

(f) In the event Company is required to be included in any registration statements for the issuance of securities of Buyer or in Buyer Reports, Company agrees to provide Buyer with any information, certificates, documents or other materials about Company as are reasonably necessary to be included in such other SEC reports or registration statements, including the Registration Statement referenced in Section 6.03(a) and any other registration statements which may be filed by Buyer prior to the Effective Time. Company shall use its reasonable efforts to cause its attorneys and accountants to provide Buyer and any underwriters for Buyer with any consents, opinion letters, reports or information which are necessary to complete the registration statements and applications for any other acquisition or issuance of securities. Buyer shall reimburse Company for all expenses reasonably incurred by Company if another acquisition is terminated for any reason. Buyer shall not file with the SEC any registration statement or amendment or supplement containing information regarding Company unless Company shall have consented to the disclosure contained in the filing, which consent shall not be unreasonably delayed or withheld.

Section 6.04 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to promptly prepare all documentation (including the Joint Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, all Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and the Holdco Merger, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the Merger and Holdco Merger to be consummated as expeditiously as practicable (including by avoiding or setting aside any preliminary or permanent injunction or other order of any United States federal or state court of competent jurisdiction or any other Governmental Authority); provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which the board of directors of Buyer reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that Buyer would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Joint Proxy Statement-Prospectus and any application, petition, or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Provided that Company has cooperated as required by this Agreement, Buyer agrees to use commercially reasonable efforts to file the requisite applications for the Merger and the Holdco Merger with the FRB, the Commissioner and the NHBD within thirty (30) days after the date of this Agreement. Buyer, after consultation with Company, may file with the FDIC and the Commissioner (and the NHBD, if required), before or after the Effective Time, the requisite applications for the Bank Merger, and notwithstanding any other provision in this Agreement, Buyer shall not have any obligation cause the Bank Merger to be consummated as expeditiously as practicable. Each party shall have the right to review and approve in advance all characterizations of the information relating to it and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority and Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing, in each case subject to applicable Laws relating to the exchange of information.

(b) Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications or summaries of oral communications received by Company or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(c) Buyer will notify Company promptly and shall promptly furnish Company with copies of notices or other communications or summaries of oral communications received by Buyer or any of its Subsidiaries of (i) any communication, written or oral, from any Person alleging that the consent of that Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication, written or oral, from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response from Buyer or its representatives), and (iii) any legal action threatened or commenced against or otherwise affecting Buyer or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response from Buyer, its Subsidiaries or its representatives).

Section 6.05 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions it contemplates and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed, conditioned or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall reasonably coordinate with Buyer regarding all material communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated by this Agreement.

Section 6.06 Access; Information.

(a) Company and Buyer agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information, each shall afford the other party and its officers, employees, counsel, accountants, and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, and personnel and to such other information relating to it as the other party may reasonably request and, during such period, shall furnish promptly to the other party all information concerning its business, properties, and personnel as the other party may reasonably request, including, without limitation, a good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Company nor Buyer shall be required to provide access to or to disclose information, where access or disclosure could reasonably be expected to (i) violate the rights of such entity’s customers, (ii) jeopardize the attorney-client privilege of the entity in possession or control of such information, (iii) result in the disclosure of any trade secrets of third parties; (iv) violate any obligation of Company or Buyer with respect to confidentiality (provided that the party who owes an obligation of confidentiality makes a reasonable effort to obtain a waiver of such obligation) including with respect to disclosure of regulatory examination ratings or other confidential supervisory information, or violate any fiduciary duty of Company or Buyer; (v) interfere with the prudent operation of such entity; or (vi) contravene any Law, rule, regulation, order, judgment, decree, or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(b) No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant, or agreement of the other party set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated by this Agreement.

Section 6.07 No Solicitation by Company.

(a) Except as expressly permitted by this Section 6.07, each of Buyer and Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable. Except as permitted by this Section 6.07, after the execution and delivery of this Agreement, each of Buyer and Company shall not, shall cause its respective Subsidiaries and its respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and its respective Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiry with respect to, (ii) participate or engage in any negotiations with any Person with, or furnish any nonpublic information relating to, or (iii) engage or participate in any discussions with any Person regarding, a Company Acquisition Proposal or Buyer Acquisition Proposal, as applicable, except to notify such Person of the existence of the provisions of this Section 6.07.

(b)

(i) Notwithstanding the foregoing, each of the board of directors of Buyer and the board of directors of Company shall be permitted, through any Representative, to take the following actions, prior to the receipt of the Requisite Buyer Shareholder Approval (in the case of actions by the board of directors of Buyer or Buyer’s Representatives) or the receipt of the Requisite Company Shareholder Approval (in the case of actions by the board of directors of Company or Company’s Representatives), in response to an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, made to it after the date of this Agreement (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, as applicable, it being agreed that each of Buyer and Company may correspond in writing with any Person making such a written Buyer

Acquisition Proposal or Company Acquisition Proposal, as applicable, to request clarification of the terms and conditions thereof so as to determine whether such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or would reasonably be likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, if the Buyer board of directors or the Company board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes or is reasonably likely to lead to a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law): (A) engage in, enter into or otherwise participate in discussions and negotiations regarding such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, with the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives), and (B) provide any nonpublic information or data concerning Buyer or Company, as applicable, to the Person who made such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable (and such Person’s Representatives, including potential financing sources); provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to this Section 6.07(b)(i), Buyer or Company, as applicable, shall have provided such information to the other party to this Agreement, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Buyer or Company, as applicable. Each of Buyer and Company will promptly (and in any event within one (1) Business Day) advise Company or Buyer, respectively and as applicable, following receipt of any Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, or any inquiry which could reasonably be expected to lead to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, and, if applicable, copies of any documents or correspondence evidencing such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable) and will keep Company or Buyer, respectively and as applicable, reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable. Each of Buyer and Company shall use its reasonable best efforts, subject to applicable Law and the fiduciary duties of the board of directors of Buyer and the board of directors of Company, as applicable, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(ii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Company (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, (v) if a Company Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Company Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Company Acquisition Proposal or (2) reaffirms the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Meeting) after Buyer so requests in writing, or (vi) authorize, cause or permit Company (or any of its respective Affiliates) to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement relating to any Company Acquisition Proposal (except for confidentiality agreements referred to and entered into in accordance with the terms of Section 6.07(b)(i)) (any of the foregoing in this clause (iv), an “Acquisition Agreement”) (any such action set forth in this Section 6.07(b), a “Company Adverse Recommendation Change”).

(iii) Except as set forth in Section 6.07(b)(iv) and Section 6.07(b)(v), the board of directors of Buyer (or any committee thereof) shall not (i) withhold, withdraw, or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Company, the Buyer Board Recommendation, (ii) approve or recommend (or publicly propose to approve or recommend) any Buyer Acquisition Proposal, (iii) fail to include the Buyer Board Recommendation in the Joint Proxy Statement-Prospectus, (iv) fail to recommend against any Buyer Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, (v) if a Buyer Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of shares of Buyer Common Stock, fail to issue a press release or other public communication that without qualification (1) recommends against any Buyer Acquisition Proposal or (2) reaffirms the Buyer Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Buyer Meeting) after Company so requests in writing, or (vi) authorize, cause or permit Buyer (or any of its respective Affiliates) to enter into any Acquisition Agreement (any such action set forth in this Section 6.07(b), a “Buyer Adverse Recommendation Change”).

(iv) Notwithstanding anything in this Agreement to the contrary, (x) with respect to a Buyer Acquisition Proposal, at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change and (y) with respect to a Company Acquisition Proposal, at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change, in each case of clauses (x) and (y) (as applicable), if and only if (A) an unsolicited bona fide written Buyer Acquisition Proposal or Company Acquisition Proposal (provided that the Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, did not result from a material breach of Section 6.07(a) by Buyer or Company, respectively) is made to Buyer or Company, as applicable, and is not withdrawn, (B) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, constitutes a Buyer Superior Proposal or Company Superior Proposal, as applicable, (C) the board of directors of Buyer or the board of directors of Company, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (D) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth Business Day (the “Notice Period”) shall have elapsed since Buyer or Company, as applicable, has given written notice to the other party to this Agreement advising the other party that Buyer or Company, as applicable, intends to take such action, identifying the Person making the Buyer Superior Proposal or Company Superior Proposal, as applicable, and describing the material terms and conditions of any such Buyer Superior Proposal or Company Superior Proposal, as applicable, that is the basis of the proposed action (and attaching copies of all agreements or other documents evidencing such Buyer Superior Proposal or Company Superior Proposal, as applicable,) (a “Superior Proposal Notice”), which Superior Proposal Notice shall not constitute a Buyer Adverse Recommendation Change or a Company Adverse Recommendation Change, as applicable, for any purpose of this Agreement, (E) during such Notice Period, Buyer or Company, as applicable, has considered and, if requested by the other party, engaged and caused its Representatives to engage in good faith discussions with the other party regarding any adjustment or modification of the terms of this Agreement proposed by the other party so that the Buyer Superior Proposal or Company Superior Proposal, as applicable, ceases to constitute a Buyer Superior Proposal or Company Superior Proposal, as applicable, and (F) the board of directors of Buyer or the board of directors of Company, as applicable, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party in response to the Superior Proposal Notice or otherwise) that such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, giving rise to the Superior Proposal Notice continues to constitute a Buyer Superior Proposal or a Company Superior Proposal, as applicable, and that the failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that if any material revisions are made to the Buyer Superior Proposal or Company

Superior Proposal, applicable (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Buyer Superior Proposal or Company Superior Proposal, as applicable), the board of directors of Buyer or the board of directors of Company, as applicable, shall give a new Superior Proposal Notice to the other party and shall comply again with the requirements of this Section 6.07(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice and ending at 11:59 p.m. (New York City time) on such third (3rd) Business Day (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period).

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, (I) at any time prior to the receipt of the Requisite Company Shareholder Approval, the board of directors of Company may make a Company Adverse Recommendation Change and (II) at any time prior to the receipt of the Requisite Buyer Shareholder Approval, the board of directors of Buyer may make a Buyer Adverse Recommendation Change, if (A) a Company Intervening Event or Buyer Intervening Event, as applicable, has occurred with respect to Company or the Company Subsidiaries or with respect to Buyer or the Buyer Subsidiaries, respectively and as applicable, (B) the board of directors of Company or the board of directors of Buyer, as applicable, has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, (C) four (4) Business Days, ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (the “Intervening Event Notice Period”) shall have elapsed since the applicable party has given written notice (which written notice shall not constitute a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, for any purpose of this Agreement) to the other party advising that such party intends to take such action and describing in reasonable detail the facts and circumstances that is the basis for the proposed action (an “Intervening Event Notice”), (D) during such Intervening Event Notice Period, such party has considered and, if requested by the other party to this Agreement, engaged and caused its Representatives to engage in good faith discussions with such other party, regarding any adjustment or modification of the terms of this Agreement proposed by such other party in order to obviate the need to make such Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, as applicable, and (E) the board of directors of Company or the board of directors of Buyer, as applicable, following such Intervening Event Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other party in response to the Intervening Event Notice or otherwise) that failure by the board of directors of Company or the board of directors of Buyer, as applicable, to effect a Company Adverse Recommendation Change or Buyer Adverse Recommendation Change, respectively, would be reasonably likely to result in a violation of its fiduciary duties under applicable Law.

(c) Nothing contained in this Section 6.07 shall prohibit Buyer or Company from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, including Rule 14a-9, 14d-9 or 14e-2 promulgated under the Exchange Act, (ii) informing any Person of the existence of the provisions contained in this Section 6.07 or, (iii) making any disclosure to its shareholders if, after consultation with its outside legal counsel, the board of directors of Buyer or the board of directors of Company, as applicable, determines that such disclosure would be required under applicable Law; provided, however, that any such disclosure relating to a Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable, shall be deemed to be a Buyer Adverse Recommendation Change or Company Adverse Recommendation Change, as applicable, unless it is limited to a stop, look, and listen communication or Buyer’s board of directors or Company’s board of directors, as applicable, reaffirms the Buyer Board Recommendation or Company Board Recommendation, as applicable, in such disclosure and does not recommend that Buyer shareholders or Company shareholders, as applicable, tender their shares or otherwise support such Buyer Acquisition Proposal or Company Acquisition Proposal, as applicable.

Section 6.08 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Buyer (the “Indemnifying Party”) shall indemnify and hold harmless, each present and former board member or officer of Company and its Subsidiaries (the “Indemnified Parties”) and any person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred after the Effective Time in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part, or arising in whole or in part out of, or pertaining to the fact that he or she was a board member or officer of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a board member, officer, employee, trustee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Company, including without limitation any matters arising in connection with or related to the negotiation, execution, and performance of this Agreement or any of the transactions it contemplates, to the full extent to which such Indemnified Parties would be entitled to have the right to be indemnified under the Articles of Organization and Bylaws of Company as in effect on the date of this Agreement as though such Articles of Organization and Bylaws continue to remain in effect after the Effective Time and as permitted by applicable Law. Buyer shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent as would have been permitted by Company under the Company’s Articles of Organization, upon receipt of an undertaking to repay such advance payments if such officer, board member or employee shall be adjudicated or determined to be not entitled to indemnification in accordance with the Company’s Articles of Organization. Buyer’s obligations under this Section 6.08(a) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim; and provided further, that Buyer’s obligations as successor in interest to the Company shall continue as required under the Articles of Organization and Bylaws of the Company.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.08, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party and, if so, only to the extent of such actual prejudice. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Parties in connection with the defense, except that if the Indemnifying Party elects not to assume defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements are received, the reasonable fees and expenses of counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party is prohibited by applicable Laws and regulations.

(c) Prior to the Closing, Buyer shall cause the Surviving Entity as of the Effective Time to obtain and fully pay the premium for the extension of Company’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with terms, conditions, retentions, and limits of liability that are at least as favorable to the Indemnified Parties as Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions it contemplates); provided, however, that in no event shall Company expend, or Buyer or the Surviving Entity be required to expend, for such “tail” policy in the aggregate a premium amount in excess of an amount (the “Maximum D&O Tail Premium”) equal to 300% of the annual premiums paid by Company for D&O Insurance in effect as of the date of this Agreement; provided further, that if the cost of such a tail policy exceeds the Maximum D&O Tail Premium, Company, Buyer or the Surviving Entity shall obtain a tail policy with the greatest coverage available for a cost not exceeding Maximum D&O Tail Premium.

(d) If Buyer or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.08.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or its officers, directors and employees, and that the indemnification of this Section 6.08 is not a substitute for any claim under any such policy.

(f) Any indemnification payment made pursuant to this Section 6.08 is subject to and conditioned upon its compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated by the FDIC (12 C.F.R. Part 359).

Section 6.09 Employees; Benefit Plans.

(a) For a period beginning at the Effective Time and ending on the first (1st) anniversary of the Effective Time, Buyer shall, and shall cause Buyer Bank to, provide to each employee of Company and its Subsidiaries as of immediately prior to the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or base wages (as applicable) that is at least equal to the annual base salary or base wages (as applicable) that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) additional compensation opportunities that are comparable, in the aggregate, to such additional compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits that are no less favorable than those benefits provided to similarly situated Buyer employees. For purposes of the immediately preceding sentence, “additional compensation” includes short-term and long-term cash and equity incentive opportunities and, for certain senior employees, deferred compensation arrangements, and “employee benefits” include Buyer 401(k) Plan, Buyer ESOP, Buyer’s defined benefit pension plan, Buyer’s health, dental and vision coverage, and the other Buyer benefits (in each case, excluding change in control, retention, defined benefit pension, nonqualified deferred compensation, and retiree medical benefits). Beginning as of the Closing Date and continuing through the first (1st) anniversary of the Closing Date, Continuing Employees whose positions have been or could reasonably be expected to be eliminated as a consequence of the Merger will be given the opportunity to apply and be considered for any open position at Buyer Bank for which they are qualified, as if they were internal candidates of Buyer. For a period beginning on the Closing Date and continuing through the first (1st) anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances, as defined on Company Disclosure Schedule 6.09(a), shall be eligible to receive severance benefits and medical and dental coverage as set forth on Company Disclosure Schedule 6.09(a), all subject to such employee’s timely execution (and non-revocation) of a standard release of claims, in addition to COBRA continuation coverage as applicable.

(b) With respect to any employee benefit plans of Buyer or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Buyer and its

Subsidiaries shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans to the extent waiver of such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) use commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to commencement in the New Plan under a Company Benefit Plan that provides health care benefits (including medical, dental and vision) or disability benefits, to the same extent that such credit was given under the analogous Company Benefit Plan prior to commencement in the New Plan, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans or payment in lieu thereof, and (iii) recognize Continuing Employees service with Company and its Subsidiaries for purposes of eligibility and vesting and, for purposes of severance and paid time off (including vacation, personal time and the like), level of benefits in any New Plan; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accrual under any defined benefit pension plan, or (C) for purposes of the vesting of any equity incentive awards granted by Buyer.

(c) Beginning not later than thirty (30) days following the date of this Agreement, Buyer and Company shall cooperate in good faith to identify those Continuing Employees who will be entitled to receive a “retention” bonus from Buyer (each a “Designated Employee” and collectively, the “Designated Employees”) in the event such Designated Employee remains an employee of Buyer as of the Effective Time and through a post-Closing date determined by Buyer (which date shall not be more than one hundred twenty (120) days after the Effective Time) (the “Transition Period”), or if Buyer terminates such Designated Employee’s employment at or after the Effective Time and during the Transition Period without cause or for good reason (as such terms are defined on Company Disclosure Schedule 6.09(c)). The aggregate amount of such retention bonuses for all Designated Employees and the timing of each such bonus payment relative to the Effective Time shall be determined by Buyer. Buyer shall use commercially reasonable efforts to substantially finalize within seventy-five (75) days after the date of this Agreement, in consultation with Company, the list of Designated Employees and the amount of the retention bonus to be awarded to each of Designated Employee. Buyer and Company expect that retention bonuses shall not be payable to any Continuing Employee who is a party to an employment or other agreement that provides severance benefits in the event of a change in control of Company.

(d) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall cause any 401(k) plan sponsored or maintained by Company or one of its Subsidiaries (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company 401(k) Plan be terminated, the Continuing Employees shall be eligible to participate, effective as soon as administratively practicable but in any event not later than ninety (90) days, following the Closing Date, in a 401(k) plan sponsored or maintained by Buyer or one of its Subsidiaries (a “Buyer 401(k) Plan”). Company and Buyer shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Buyer 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Buyer 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company 401(k) Plan has been terminated in accordance with this Section 6.09(d); provided, that prior to terminating the Company 401(k) Plan, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(e) If requested by Buyer in writing at least twenty (20) Business Days prior to the Effective Time, Company shall take or cause to be taken all such actions as may be necessary to cause the Company ESOP to be terminated (the “ESOP Termination Date”), effective as of the day immediately prior to the Effective Time, contingent upon the occurrence of the Closing. In the event that Buyer requests that any Company ESOP be terminated, the Continuing Employees shall be eligible to participate, effective as of the Closing Date, in any employee stock ownership plan sponsored or maintained by Buyer or one of its Subsidiaries. All participants’ accounts in the Company ESOP shall become fully vested and 100% non-forfeitable as of the ESOP Termination Date, and no new participants shall be admitted to the Company ESOP on or after the ESOP Termination Date. All shares of Company Common Stock held by the Company ESOP immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration. Following the Effective Time, any unallocated shares of Buyer Common Stock held by the Company ESOP and any other remaining unallocated assets shall be deemed to be earnings and shall be allocated as earnings to the accounts of the Company ESOP participants, whether or not such participant is actively employed on the ESOP Termination Date, based on their account balances under the Company ESOP as of the ESOP Termination Date and distributed to the participants of the Company ESOP, except as may be required by applicable Law or the terms of the Company ESOP. No later than the day immediately prior to the Effective Time, contingent on the occurrence of the Closing, Company shall amend or shall cause the amendment of the Company ESOP to provide that distributions under the Company ESOP after the Effective Time shall be made only in the form of Buyer Common Stock except with respect to any fractional shares or other de minimis cash distributions, which shall be distributed in the form of cash, or as otherwise required by applicable Law. If applicable, Company shall provide Buyer with resolutions of the applicable governing body that the Company ESOP has been terminated in accordance with this Section 6.09(e); provided, that prior to terminating the Company ESOP, Company shall provide the form and substance of any applicable resolutions or amendments to Buyer for review and comment, which timely comments shall be considered in good faith.

(f) Effective as of the Effective Time, Buyer agrees to (i) assume and honor the terms and agreements with the Continuing Employees identified on Company Disclosure Schedule 6.09(f)(i) in accordance with their terms as of the date hereof; (ii) honor the agreements set forth on Company Disclosure Schedule 6.09(f)(ii); (iii) assume Company’s and Company Subsidiaries’ obligations under its defined benefit pension plan; (iv) assume Company’s and Company Subsidiaries’ obligations under its postretirement healthcare plan; (v) assume Company’s and Company Subsidiaries’ obligations under its supplemental executive retirement plans; and (vi) continue to provide retiree medical benefits on the same terms and conditions as are in effect immediately prior to the Effective Time.

(g) Without limiting the generality of Section 6.09(a), with respect to Company Benefit Plans providing cash bonus and incentive opportunities, (i) if the Effective Time occurs following the completion of the applicable performance period but prior to the regularly-scheduled date for payment of the cash bonus or incentive earned with respect to such performance period in accordance with the terms of such Company Benefit Plan, Company or its Subsidiaries may pay such earned cash bonus or incentive as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such earned cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date and (ii) if the Effective Time occurs during an applicable performance period, Company or its Subsidiaries may pay a pro-rated cash bonus or incentive (pro-rated based on each eligible participant’s target opportunity, multiplied by the number of days from the beginning of the performance period to and including the Closing Date, over the total number of days in the performance period) to each eligible participant as of the Closing Date and, if not paid by Company or its Subsidiaries as of the Closing Date, Buyer or its Subsidiaries shall pay (or cause to be paid) such pro-rated cash bonus or incentive no later than the first regularly-scheduled payroll date following the Closing Date.

(h) Neither Buyer nor any of its Subsidiaries or representatives shall contact or attempt to contact directly any employees of the Company or its Subsidiaries at any time prior to the Effective Time, during which they are employed by Company or its Subsidiaries, with respect to employment with (or compensation and benefits from) Buyer or its Subsidiaries as of or following the Effective Time but shall instead initially coordinate all such communication through Company and its Subsidiaries, which shall provide Buyer with commercially reasonable opportunities to communicate with Company employees. No later than sixty (60) days following the date of this Agreement, Buyer shall communicate to each individual who could be a “disqualified individual” of the Company or its Subsidiaries within the meaning of Section 280G of the Code the compensation and benefits, if any, to be granted pursuant to any new employment agreement or other agreement, arrangement or contract to be entered into or negotiated by Buyer or its Subsidiaries with such individual prior to the Effective Time.

(i) On and after the date hereof, any broad-based employee notices or communication materials to be provided or communicated by Company with respect to employment, compensation or benefits matters addressed in this Agreement shall be subject to the prior prompt review and reasonable comment of Buyer, and Company shall consider in good faith revising such notice or communication to reflect any comments or advice that Buyer timely provides. Buyer shall review such broad-based communications no later than two (2) Business Days after Company provides same to Buyer. If Buyer does not provide review and comment within two (2) Business Days, Company shall not be in breach of this Section 6.09(e) by sending such communication without comment from Buyer.

(j) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of Company, Buyer, or any Subsidiary or affiliate thereof, nor shall anything in this Agreement interfere with or restrict in any way the rights of Company, Buyer or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) except as set forth herein, alter or limit the ability of the Buyer or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.10 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which would reasonably be expected to have, a Material Adverse Effect with respect to it or which it believes would reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement. Prior to the Effective Time (and on the date prior to the Closing Date), Buyer and Company will supplement or amend their respective disclosure schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered materially inaccurate. No supplement or amendment to the Buyer Disclosure Schedule or Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) or Section 7.03(a), or compliance by Buyer or Company with the respective covenants and agreements.

Section 6.11 Current Information. During the period from the date of this Agreement to the Effective Time, Company will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of Buyer and to report the general status of Company’s financial affairs and the ongoing operations of Company and its Subsidiaries. Without limiting the foregoing, (A) Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority (if permitted by Law) within one (1) Business Day following its filing, and (ii) a consolidated balance sheet and a consolidated statement of operations, without related notes, within twenty (20) days after the end of each month, prepared in accordance with Company’s current financial reporting practices, and (B) Company shall provide Buyer, on a monthly basis, with a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit, or any increase in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.02(t)), and provide Buyer with a copy of, and the opportunity to discuss upon request, the relevant documentation for any loan, extension of credit, lease, or renewal.

Section 6.12 Board Packages. Company shall distribute by overnight mail or by electronic mail a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to provide to Buyer copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of Company, (ii) any matter that Company’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any Law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to Company’s or Company Bank’s board of directors or the Loan Committee of Company’s or Company Bank’s board of directors with respect to loan- or credit-related information, including, but not limited to, loan pricing or credit decisions.

Section 6.13 Transition; Informational Systems Conversion. From and after the date of this Agreement, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Information Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to: (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time; provided, however, that Company will not be required to take any actions or provide any information pursuant to this Section 6.13 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Buyer shall promptly reimburse Company for any reasonable out-of-pocket fees, expenses, or charges that Company may incur as a result of taking, at the request of Buyer, any action to facilitate the Information Systems Conversion.

Section 6.14 Access to Customers and Suppliers.

(a) Access to Customers. Company and Buyer will work together to promote good relations between Company Bank and its customers and to retain and grow Company Bank customer relationships prior to and after the Effective Time. Company and Buyer agree that it may be advisable from and after the date of this Agreement for representatives of Company Bank and/or of Buyer Bank to meet with Company Bank customers to discuss the business combination and related transactions contemplated by this Agreement with Company Bank customers. Meetings with Company Bank customers will only occur with the express, prior permission of Company Bank, will be arranged solely by Company Bank representatives, and will be jointly attended by representatives of both Company Bank and Buyer Bank. Company, however, will not be required to take any actions or provide any information pursuant to this Section 6.14 that would, in the Company’s reasonable determination, violate applicable federal, state or local statutes, Laws, regulations, ordinances, rules, judgments, orders or decrees related to data protection or privacy. Nothing in this Section 6.14 shall be deemed to prohibit representatives of Company Bank and Buyer Bank to meet with and communicate with their respective customers that may also be customers of the other party.

(b) Access to Suppliers. From and after the date of this Agreement, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s suppliers.

Section 6.15 Environmental Assessments.

(a) Company shall cooperate with and grant access to an environmental consulting firm selected by Buyer and reasonably acceptable to Company, during normal business hours (and at such other times as may be agreed), to any real property (including buildings or other structures) currently owned or operated by Company or any of its Subsidiaries for the purpose of conducting (i) Phase I Assessments (which also may include an evaluation of asbestos containing materials, polychlorinated biphenyls, lead based paint, lead in drinking water, mold, and radon); (ii) if necessary or appropriate in Buyer’s reasonable judgment based upon the results of the Phase I Assessments, Phase II Environmental Assessments, including subsurface investigation of soil, soil vapor, and groundwater (“Phase II Assessment”); and/or (iii) surveys and sampling of indoor air and building materials for the presence of radon, asbestos containing materials, mold, microbial matter, polychlorinated biphenyls, and other Hazardous Substances. Buyer and its environmental consulting firm shall conduct all environmental assessments pursuant to this Section 6.15 at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with Company’s operation of its business, and Buyer shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted. Buyer shall be required to restore each property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any Phase I or Phase II Assessment and any restoration and clean up shall be borne solely by Buyer.

(b) To the extent requested by Buyer, each environmental assessment shall include an estimate by the environmental consulting firm preparing such environmental assessment of the costs of investigation, monitoring, personal injury, property damage, clean up, remediation, penalties, fines or other liabilities, as the case may be, relating to the “potential environmental condition(s)” or “recognized environmental condition(s)” or other conditions which are the subject of the environmental assessment.

Section 6.16 Shareholder Litigation and Claims. In the event that any shareholder litigation related to this Agreement or the Merger or the other transactions contemplated by this Agreement is brought or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall consult with Buyer regarding the defense or settlement of the litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Company shall (i) promptly notify Buyer of any shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company, (ii) keep Buyer reasonably informed with respect to the litigation’s status; provided, however, that no information need to be provided if doing so would jeopardize the attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement, and (iii) give Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Company shall consult with Buyer regarding the selection of counsel to represent Company in any such shareholder litigation.

Section 6.17 Company Directors. Company shall use commercially reasonable efforts to deliver to Buyer resignations of those members of the board of directors of Company, Company Bank, and any of their Subsidiaries requested in writing by Buyer at least five (5) days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 6.18 Election of Certain Company Directors to Boards of Directors of Buyer and Buyer Bank.

(a) In accordance with the provisions set forth in Buyer’s Articles of Organization and Bylaws, the board of directors of Buyer will take all actions necessary so that four (4) directors of Company immediately prior to the Effective Time will be appointed to the board of directors of Buyer as of the Effective Time (such appointed directors, the “Company designated directors”). The Company designated directors will include Denis Sheahan, and the remaining three will be directors of Company selected by Buyer upon consultation with Company, who shall be independent of Buyer in accordance with applicable stock exchange standards. Denis Sheahan will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2024 annual meeting; one other Company designated director, as mutually agreed to by Company and Buyer, will become a member of the class of Buyer’s board of directors whose term will expire at Buyer’s 2025 annual meeting; and the remaining two Company designated directors, as mutually agreed to by Company and Buyer, will become members of the class of Buyer’s board of directors whose term will expire at Buyer’s 2026 annual meeting. Subject in each case to the concurrence of Buyer’s Nominating and Governance Committee, (i) at Buyer’s 2024 annual meeting of shareholders, Denis Sheahan shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2027 annual meeting of shareholders, (ii) at Buyer’s 2025 annual meeting of shareholders, the Company designated director whose term expires at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2028 annual meeting of shareholders, and (iii) at Buyer’s 2026 annual meeting of shareholders, the Company designated directors whose terms expire at that meeting shall be nominated by Company’s board of directors for election at such meeting to hold office for a term expiring at the 2029 annual meeting of shareholders. If Buyer’s 2024 annual meeting occurs before the Effective Time, Buyer, in consultation with Company, shall adjust the immediately preceding sentence to preserve the intent thereof. Buyer shall recommend that its shareholders vote in favor of the election of such nominee.

(b) In accordance with the provisions set forth in Buyer Bank’s Articles of Organization and Bylaws, the board of directors of Buyer Bank shall adopt resolutions prior to the Closing appointing the Company designated directors specified in Section 6.18(a) to serve on the board of directors of Buyer Bank, effective as of and subject to the occurrence of the Effective Time.

Section 6.19 Third Party Consents. Company shall use all commercially reasonable efforts to obtain the Company Third Party Consents prior to Closing.

Section 6.20 Coordination.

(a) Company and Company Bank shall take any actions Buyer may reasonably request prior to the Effective Time to facilitate the consolidation of the operations of Company Bank with Buyer Bank following consummation of the transactions contemplated by this Agreement, including, without limitation, the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties or Governmental Authorities to close and/or consolidate any Buyer Bank or Company Bank branches or facilities and furnishing information and otherwise cooperating with Buyer in the marketing and sale to third parties, contingent on the Effective Time, of any owned or leased real property or tangible property associated with any such branches or facilities. Company shall give due consideration to Buyer’s input, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank during normal business hours to facilitate consolidation of operations and assist with any other coordination efforts as necessary.

(b) Upon Buyer’s reasonable request and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, (i) each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Buyer and (ii) Company shall make such accruals under the Company Benefit Plans as Buyer may reasonably request to reflect the benefits payable under such Company Benefit Plans upon the completion of the Merger. Notwithstanding the foregoing, no such modifications, changes, or divestitures of the type described in this Section 6.20(b) need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

Section 6.21 Stock Exchange De-listing. Prior to the Closing, Company shall cooperate with Buyer and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Entity of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

(a) Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act; provided, however, that no such modifications, changes, or divestitures need be made prior to the satisfaction of the conditions set forth in Section 7.01(a) and Section 7.01(b).

(b) No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 6.20 shall constitute or be deemed to be a breach, violation, of or failure to satisfy any representation, warranty, covenant, agreement, condition, or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation, or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

(c) Subject to Section 6.20 Section 6.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under ASC 805, and (ii) to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC, and applicable banking Laws.

Section 6.22 Coordination of Dividends. After the date of this Agreement, each of Buyer and Company shall coordinate with the other the payment of dividends with respect to the Buyer Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock or any share of Buyer Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger. In furtherance of the foregoing, (a) starting with the dividend for the fourth quarter of 2023, if the Company’s board of directors chooses to declare a regular quarterly dividend, it shall cause its dividend record dates and payments dates for Company Common Stock to be similar to the regular quarterly dividend record dates and payments dates for Buyer Common Stock and (b) if Buyer’s board of directors chooses to declare a regular quarterly dividend, Buyer’s board of directors shall cause its dividend record dates and payments dates for Buyer Common Stock to be continue the substantially similar to the record and payment date schedules as Buyer has utilized in the past.

Section 6.23 Section 16(a). Prior to the Effective Time, Buyer shall, as applicable, take all such steps as may be required to cause any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Buyer with all requisite information necessary for Buyer to take the actions contemplated by this Section 6.23.

Section 6.24 Takeover Restrictions. None of Company, Buyer or their respective boards of directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

Section 6.25 Classified Loans. Company and Buyer shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer and Company, respectively, with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Company Classified Loans and Buyer Classified Loans, respectively.

Section 6.26 Asset Disposition.

(a) Completion of Asset Disposition. Buyer agrees to use all commercially reasonable efforts to complete the sale of assets (the “Asset Disposition ”) under that certain Asset Purchase Agreement dated as of the date of this Agreement between Buyer and Arthur J. Gallagher Risk Management Services, LLC (the “Asset Disposition Agreement”) consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

(b) Good Faith Negotiations. If, on or before the Approval Date, Buyer has not completed the Asset Disposition consistent in all material respects with the terms of the Asset Disposition Agreement, Buyer and Company shall discuss in good faith whether and on what terms to proceed with the transactions contemplated by this Agreement. For avoidance of doubt, neither Buyer nor Company shall have any obligation to amend this Agreement.

Section 6.27 Company Foundation.

(a) Company represents that the board of directors of the Company Bank Charitable Foundation is currently comprised of the individuals set forth on Company Disclosure Schedule Section 6.27. The Company shall use its commercially reasonable efforts to cause those individuals to remain on the board of directors of the Company Bank Charitable Foundation until the Effective Time.

(b) Company shall use its best efforts to take all necessary action to, effective as of the Effective Time, (i) have the then current directors and officers of the Company Bank Charitable Foundation resign, (ii) appoint the individuals who then serve as directors and officers of the Buyer Bank Charitable Foundation to also serve as directors and officers of the Company Bank Charitable Foundation, (iii) also appoint two individuals designated by the Company to serve as directors of the Company Bank Charitable Foundation, and (iv) change the name of the Company Charitable Foundation to “Eastern Bank – Cambridge Trust Company Charitable Foundation.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties prior to the Closing Date of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Shareholder Approval and the Requisite Buyer Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. All Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger and Holdco Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction, or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Nasdaq Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been listed on Nasdaq, subject to official notice of issuance.

(f) Asset Disposition. The Asset Disposition under the Asset Disposition Agreement shall have occurred consistent in all material respects with the terms of the Asset Disposition Agreement in effect as of the date of this Agreement.

Section 7.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in (i) Section 3.03 (after giving effect to the lead-in to Article III) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date) and (ii) Section 3.02, Section 3.05, Section 3.06, Section 3.08, Section 3.10(a), Section 3.16 and Section 3.35 (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company. Buyer shall have received a certificate, dated as of the Closing Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Financial Officer and Chief Executive Officer of Company to that effect.

(c) No Burdensome Condition. No Burdensome Condition shall exist with respect to Regulatory Approval required for consummation of the Merger and Holdco Merger.

(d) Tax Opinion. Buyer shall have received an opinion from Nutter, McClennen & Fish, LLP (or other nationally recognized tax counsel reasonably acceptable to Buyer), dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Nutter, McClennen & Fish, LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(e) Other Actions. Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.02 as Buyer may reasonably request.

Section 7.03 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in (i) Section 4.03 (after giving effect to the lead-in to Article IV) shall be true and correct (other than such failures to be true and correct as are de minimis) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Section 4.02, Section 4.06, Section 4.08, Section 4.10(a) and Section 4.17 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations of Buyer set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Buyer. Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to the foregoing effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its covenants and other obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to that effect.

(c) Tax Opinion. Company shall have received an opinion from Hogan Lovells US LLP (or other nationally recognized tax counsel reasonably acceptable to Company), dated as of the Closing Date, in substance and form reasonably satisfactory to Company to the effect that, on the basis of the facts, representations, and assumptions set forth in such opinion, the Merger and the Holdco Merger, taken together, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Hogan Lovells US LLP may require and rely upon representations contained in certificates of officers of each of Company and Buyer.

(d) Other Actions. Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.01 and Section 7.02 as Company may reasonably request.

Section 7.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 7.01, Section 7.02, or Section 7.03, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger, as required by and subject to Section 6.01.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger, the Holdco Merger and the Bank Merger may be abandoned, whether before or after receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval (in each case, unless otherwise specified in this Section 8.01) by action take or authorized by the board of directors of Company or the board of directors of Buyer, as applicable, as follows:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Buyer and Company.

(b) No Regulatory Approval. By either Buyer or Company, in the event the approval of any Governmental Authority required for consummation of the Merger or Holdco Merger shall have been denied by final, nonappealable action by such Governmental Authority or an application seeking approval of the Merger or Holdco Merger shall have been permanently withdrawn at the request of a Governmental Authority, unless the failure to obtain such approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein.

(c) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of Buyer, in the case of a termination by Company, or Company, in the case of a termination by Buyer, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by Buyer, or Section 7.03, in the case of a termination by Company, and which is not cured by the earlier of the End Date and thirty (30) days following written notice to Company, in the case of a termination by Buyer, or Buyer, in the case of a termination by Company, or by its nature or timing cannot be cured during such period.

(d) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement in this Agreement in a manner that would entitle the other party not to consummate the Merger, the Holdco Merger or Bank Merger) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party which shall not have been cured by the earlier of the End Date or thirty (30) days following written notice to the party committing the breach from the other party, or if the breach, by its nature or timing, cannot be cured during such period.

(e) Delay. By either Buyer or Company if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “End Date”), unless the failure of the Closing to occur by that date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(f) Failure to Recommend.

(i) By Buyer, prior to such time as the Requisite Company Shareholder Approval is obtained, (A) if a Company Adverse Recommendation Change shall have occurred or, or (B) upon a Willful Breach of Section 6.02(a) or Section 6.07 by Company (it being understood that nothing in this Section 8.01(f)(i)(B) is intended to modify the rights of Buyer and obligations of Company with respect to a Willful Breach of this Agreement by Company as provided in Section 8.02 or Section 8.03).

(ii) By Company, prior to such time as the Requisite Buyer Shareholder Approval is obtained, (A) if a Buyer Adverse Recommendation Change shall have occurred, or (B) upon a Willful Breach of Section 6.02(b) or Section 6.07 by Buyer (it being understood that nothing in this Section 8.01(f)(ii)(B) is intended to modify the rights of Company and obligations of Buyer with respect to a Willful Breach of this Agreement by Buyer as provided in Section 8.02 or Section 8.03).

(g) No Shareholder Approval.

(i) By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 6.02(a) and Section 6.07), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting; or

(ii) by either Buyer or Company (provided in the case of Buyer that it shall not be in material breach of any of its obligations under Section 6.02(b) and Section 6.07), if the Requisite Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Buyer Meeting.

Section 8.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by Buyer and Company while structuring and pursuing the Merger:

(a)

(i) Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to $21.0 million (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant to Section 8.01(f)(i), in which case Company shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination); and

(ii) Buyer shall pay to Company by wire transfer of immediately available funds a termination fee equal to the Termination Fee in the event Company terminates this Agreement pursuant to Section 8.01(f)(ii), in which case Buyer shall pay the Termination Fee as promptly as practicable (but in any event within three (3) Business Days of termination).

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Company Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Company or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Meeting) a Company Acquisition Proposal and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 8.01(e) without the Requisite Company Shareholder Approval having been obtained or pursuant to Section 8.01(g)(i) or (B) thereafter this Agreement is terminated by Buyer pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to a Company Acquisition Proposal (whether or not the same Company Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Buyer, by wire transfer of same day funds, a fee equal to the Termination Fee.

(c) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Buyer Acquisition Proposal shall have been communicated to or otherwise made known to the board of directors or senior management of Buyer or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Buyer Meeting) a Buyer Acquisition Proposal and (A) thereafter this Agreement is terminated by either Company or Buyer pursuant to Section 8.01(e) without the Requisite Buyer Shareholder Approval having been obtained or pursuant to Section 8.01(g)(ii) or (B) thereafter this Agreement is terminated by Company pursuant to Section 8.01(c) or Section 8.01(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Buyer enters into a definitive agreement or consummates a transaction with respect to a Buyer Acquisition Proposal (whether or not the same Buyer Acquisition Proposal as that referred to above), then Buyer shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Company, by wire transfer of same day funds, a fee equal to the Termination Fee.

(d) If this Agreement is terminated by either Company or Buyer (i) pursuant to Section 8.01(e), and at the time of such termination, the condition set forth in Section 7.01(f) is not satisfied, and (ii) at the time of such termination, all conditions set forth in Section 7.01, Section 7.02 and Section 7.03 (other than the condition set forth in Section 7.01(f)) have been satisfied (or if any such conditions are by their nature to be satisfied at the Closing, would have been capable of being satisfied or, to the extent permitted by applicable Law, waived on the date of such termination), then Buyer shall reimburse Company for expenses actually incurred by Company, or which Company is contractually obligated to pay, in connection with this Agreement and the transactions contemplated hereby within two (2) Business Days after the later of such termination or Company’s written notice to Buyer of the expenses and corresponding amounts for which Company seeks reimbursement under this sentence.

(e) Company and Buyer each agree that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 8.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (x) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication), designated therein as the prime rate on the date such payment was due, (y) plus 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with the suit. The amounts payable by Company and Buyer pursuant to this Section 8.02, constitute liquidated damages and not a penalty, and, except in the case of fraud or a Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in this Section 8.02.

(f) Notwithstanding anything to the contrary set forth in this Agreement, if Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee, neither Company nor Company Bank (or any successor in interest of Company or Company Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement, and if Buyer pays or causes to be paid to Company or to Company Bank the Termination Fee or the expense reimbursement under Section 8.02(d), neither Buyer nor Merger Sub nor Buyer Bank (or any successor in interest of Buyer or Buyer Bank) nor any of their officers, directors or affiliates will have any further obligations or liabilities to Company or Company Bank with respect to this Agreement or the transactions contemplated by this Agreement, in each case except in the case of fraud or a Willful Breach.

Section 8.03 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party other than as set forth in Section 8.02, provided, however, termination will not relieve a breaching party from liability for fraud or any Willful Breach of any covenant, agreement, representation, or warranty of this Agreement giving rise to such termination and provided that in no event will a party be liable for any punitive damages.

ARTICLE IX

DEFINITIONS

Section 9.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 6.07(b)(ii).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement and Plan of Merger (including exhibits and disclosure schedules), as amended or modified in accordance with Section 10.02.

“Approval Date” has the meaning set forth in Section 1.02.

“Articles of Holdco Merger” has the meaning set forth in Section 1.03(b).

“Articles of Merger” has the meaning set forth in Section 1.03(a).

“Asset Disposition” has the meaning set forth in Section 6.26(a).

“Asset Disposition Agreement” has the meaning set forth in Section 6.26(a).

“Bank Merger” has the meaning set forth in the Background Statements.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 3.33(b).

“Burdensome Conditions” has the meaning set forth in Section 6.04(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in The Commonwealth of Massachusetts are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Buyer Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Buyer and its Subsidiaries or 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Buyer or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Buyer.

“Buyer Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(iii).

“Buyer Balance Sheet Date” has the meaning set forth in Section 4.10(a).

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Bank Charitable Foundation” means the Eastern Bank Foundation.

“Buyer Benefit Plans” has the meaning set forth in Section 4.18(a).

“Buyer Board Recommendation” has the meaning set forth in Section 6.02(b).

“Buyer Classified Loans” has the meaning set forth in Section 4.24(a).

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Covered Person” has the meaning set forth in Section 4.36.

“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).

“Buyer Equity Plan” means the Eastern Bankshares, Inc. 2021 Equity Incentive Plan.

“Buyer ESOP” means the Eastern Bankshares, Inc. Employee Stock Ownership Plan, as amended and restated effective as of January 1, 2020.

“Buyer Insurance Policies” means all of the material insurance policies, binders, or bonds currently maintained by Buyer and its Subsidiaries, other than credit-life policies.

“Buyer Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Buyer as of the date hereof (and does not relate to a Buyer Superior Proposal) but becomes known to or by the board of directors of Buyer prior to obtaining the Requisite Buyer Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred: (a) the receipt, terms or existence of any Buyer Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Buyer Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Buyer Lease Options” has the meaning set forth in Section 4.31(c).

“Buyer Leased Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Leases” has the meaning set forth in Section 4.31(c).

“Buyer Loan Property” has the meaning set forth in Section 4.21(a).

“Buyer Material Contract” has the meaning set forth in Section 4.13(a).

“Buyer Meeting” has the meaning set forth in Section 6.02(b).

“Buyer Owned Real Property” has the meaning set forth in Section 4.31(b).

“Buyer Pension Plans” has the meaning set forth in Section 4.18(b).

“Buyer PRSU” means a restricted stock unit with respect to Buyer Common Stock that vests based on performance-based vesting criteria.

“Buyer Real Property” has the meaning set forth in Section 4.31(c).

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.14.

“Buyer Reports” has the meaning set forth in Section 4.08(a).

“Buyer RSA” has the meaning set forth in Section 2.07(c).

“Buyer RSU” means a restricted stock unit with respect to Buyer Common Stock.

“Buyer Share Issuance” has the meaning set forth in Section 3.07(a).

“Buyer Superior Proposal” means any unsolicited bona fide written Buyer Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Buyer or substantially all of the assets of Buyer that is (a) on terms which the board of directors of Buyer determines in good faith after taking into account all the terms and conditions of the Buyer Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Buyer Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Buyer’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Buyer, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Buyer Third Party Consents” has the meaning set forth in Section 4.13(c).

“Buyer VWAP” means volume-weighted average trading price of a share of Buyer Common Stock on Nasdaq (or if Buyer Common Stock is not then listed on Nasdaq, the principal securities market on which Buyer Common Stock is then listed or quoted).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CECL” means Current Expected Credit Losses, a credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326, as amended.

“Chosen Courts” has the meaning set forth in Section 10.07(b).

“Closing” and “Closing Date” have the meanings set forth in Section 1.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” has the meaning set forth in Section 3.07(a).

“Community Reinvestment Act” or “CRA” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 6.09(d).

“Company Acquired Mortgage Loan” means any Company Mortgage Loan originated or purchased by Company or any Company Subsidiary (including Company Bank).

“Company Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Company and its Subsidiaries or 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization or similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Company.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.07(b)(ii).

“Company Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than Company and the Company Subsidiaries) to or with which a Company Mortgage Loan (including a Company Owned Mortgage Loan, Company Acquired Mortgage Loan and a Company Serviced Mortgage Loan) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Company Mortgage Loan application and the closing or funding of the relevant Company Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any Company Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Company Mortgage Loan, (C) all requirements set forth in the Company Servicing Agreements, (D) any law, statute, regulation, order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator applicable to any Company Mortgage Loans and (E) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of Company and the Company Subsidiaries (including Company Bank).

“Company Balance Sheet Date” has the meaning set forth in Section 3.10(a).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Bank Charitable Foundation” means the Cambridge Trust Charitable Foundation.

“Company Benefit Plans” has the meaning set forth in Section 3.17(a).

“Company Board Recommendation” has the meaning set forth in Section 6.02(a).

“Company Classified Loans” has the meaning set forth in Section 3.23(a).

“Company Common Stock” means the common stock, $1.00 par value per share, of Company.

“Company Covered Person” has the meaning set forth in Section 3.38.

“Company Data Tape” means the information specified in Company Disclosure Schedule 3.24(n)(iii).

“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Company Employees” has the meaning set forth in Section 3.17(a).

“Company Equity Awards” means Company RSUs, Company PRSUs, and/or Company Restricted Shares.

“Company ESOP” means Company’s Employee Stock Ownership Plan.

“Company Intervening Event” means a material event, fact, circumstance, development or occurrence which is unknown and not reasonably foreseeable to or by the board of directors of Company as of the date hereof (and does not relate to a Company Superior Proposal) but becomes known to or by the board of directors of Company prior to obtaining the Requisite Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a “Company Intervening Event” has occurred: (a) the receipt, terms or existence of any Company Acquisition Proposal or any matter relating thereto, (b) any action taken by Company or Buyer pursuant to and in compliance with the covenants and agreements set forth in this Agreement, and any consequences of such actions, (c) changes in the market price or trading volume of the capital stock of Company or Buyer or any of their respective Subsidiaries, or (d) Company or Buyer or any of their respective Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position or results of operations for any period; provided, further, that, with respect to the foregoing clauses (c) and (d), the underlying causes of such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether a “Company Intervening Event” has occurred if not falling into the foregoing clauses (a) and (b) of this definition.

“Company Leased Real Property” has the meaning set forth in Section 3.31(c).

“Company Leases” has the meaning set forth in Section 3.31(c).

“Company Loan Property” has the meaning set forth in Section 3.19(a).

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 6.02(a).

“Company Mortgage Loans” means any mortgage loan originated, purchased, serviced or subserviced by Company or any Company Subsidiary (including Company Bank), including forward and reverse mortgage loans.

“Company Mortgage Servicing Rights” means the rights, title and interest to mortgage servicing rights acquired pursuant to the Company Servicing Agreements or any side or ancillary agreement entered into in connection with any Company Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Company Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Company Servicing Agreement.

“Company Owned Mortgage Loan” means any Company Mortgage Loan for which Company (either on its own or through a Company Subservicer) performs servicing as a result of its ownership of that Company Mortgage Loan and not pursuant to a Company Servicing Agreement.

“Company Owned Real Property” has the meaning set forth in Section 3.31(b).

“Company Pension Plan” has the meaning set forth in Section 3.17(b).

“Company PRSU” means a restricted stock unit with respect to Company Common Stock that vests based on performance-based vesting criteria.

“Company Real Property” has the meaning set forth in Section 3.31(c).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Reports” has the meaning set forth in Section 3.08(a).

“Company Restricted Share” means a share of Company Common Stock subject to vesting or other forfeiture.

“Company RSA” has the meaning set forth in Section 2.07(c).

“Company RSU” means a restricted stock unit with respect to Company Common Stock (other than a Company PRSU).

“Company Serviced Mortgage Loan” means any Company Mortgage Loan serviced or master serviced by Company or a Company Subsidiary (either on its own or through a Company Subservicer) pursuant to a Company Servicing Agreement at any time since December 31, 2019.

“Company Servicing Agreement” means any contract or agreement pursuant to which Company or any of its Subsidiaries (including Company Bank) is obligated to a Governmental Authority or any other third-party person to service and administer Company Mortgage Loans.

“Company Stock Plan” means the Company’s 2017 Equity and Cash Incentive Plan and the Company’s Director Stock Plan.

“Company Subservicer” means any third party engaged to service loans on behalf of Company or any of its Subsidiaries (including Company Bank) pursuant to a Company Servicing Agreement.

“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal with respect to more than 50% of the outstanding shares of capital stock of Company or substantially all of the assets of Company that is (a) on terms which the board of directors of Company determines in good faith after taking into account all the terms and conditions of the Company Acquisition Proposal and this Agreement (including any proposal by the other party to this Agreement to adjust the terms and conditions of this Agreement), including any breakup fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Company Acquisition Proposal, after consultation with its financial advisor, to be more favorable from a financial point of view to Company’s shareholders than the transactions contemplated by this Agreement, (b) that constitutes a transaction that, in the good faith judgment of the board of directors of Company, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory, and other aspects of the proposal, and (c) for which financing, to the extent required, is then committed pursuant to a written commitment letter.

“Company Third Party Consents” has the meaning set forth in Section 3.13(c).

“Confidentiality Agreement” has the meaning set forth in Section 10.05.

“Consideration” has the meaning set forth in Section 2.01(d).

“Continuing Employees” has the meaning set forth in Section 6.09(a).

“COVID Measures” means any quarantine, “shelter in place,” “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19.

“D&O Insurance” has the meaning set forth in Section 6.08(c).

“Data Vendor Agreement” has the meaning set forth in Section 3.37(d).

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions, or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events, or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to them.

“Designated Employees” has the meaning set forth in Section 6.09(c).

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.03(a).

“End Date” has the meaning set forth in Section 8.01(e).

“Enforceability Exceptions” has the meaning set forth in Section 3.06.

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion, or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor law, and any implementing regulations, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.17(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or such other exchange agent as may be designated by Buyer and reasonably acceptable to Company to act as agent for purposes of conducting the exchange procedures described in Section 2.05 (which shall be Buyer’s transfer agent).

“Exchange Fund” has the meaning set forth in Section 2.05(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(d).

“Executive Officer” means each officer of Buyer and Company who as of the relevant date files reports with the SEC pursuant to Section 16(a) of the Exchange Act.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“Fannie Mae” has the meaning set forth in Section 3.24(a).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Deposit Insurance Act” means the Federal Deposit Insurance Act of 1950, as amended.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“FHLB” means the Federal Home Loan Bank of Boston.

“FRB” means the Federal Reserve Bank of Boston.

“Freddie Mac” has the meaning set forth in Section 3.24(a).

“GAAP” means accounting principles generally accepted in the United States of America.

“Ginnie Mae” has the meaning set forth in Section 3.24(b).

“Governmental Authority” means any federal, state or local court, regulator, administrative agency, or commission or other governmental authority or instrumentality.

“Gramm-Leach-Bliley Act of 1999” means the Financial Services Modernization Act of 1999, as amended, which is commonly referred to as the “Gramm-Leach-Bliley Act.”

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins and airborne pathogens (naturally occurring or otherwise).

“Holdco Merger” has the meaning set forth in the Background Statements.

“Holdco Merger Effective Time” has the meaning set forth in Section 1.03(b).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.08(a).

“Information Systems Conversion” has the meaning set forth in Section 6.13.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” shall mean trademarks, service marks, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any reexaminations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

“Interim Surviving Entity” shall have the meaning set forth in Background Statements.

“Intervening Event Notice” has the meaning set forth in Section 6.07(b)(v).

“Intervening Event Notice Period” has the meaning set forth in Section 6.07(b)(v).

“IRS” means the Internal Revenue Service.

“IT Assets” has the meaning set forth in Section 3.37(c).

“Joint Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part of them, together with any amendments and supplements, to be delivered to Company shareholders and Buyer shareholders in connection with the solicitation of their approval of this Agreement.

“Knowledge” of any Person (including references to a Person being aware of a particular matter) as used with respect to Company and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Company listed on Company Disclosure Schedule 9.01, and as used with respect to Buyer and its Subsidiaries means those facts that are actually known, after reasonable inquiry, by the officers of Buyer listed on Buyer Disclosure Schedule 9.01. Without limiting the scope of the immediately preceding sentence, the term “Knowledge” includes any fact, matter, or circumstance set forth in any written notice received by Company or Buyer, respectively, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule, or regulation of any Governmental Authority that is applicable to the referenced Person.

“Lease Options” has the meaning set forth in Section 3.31(c).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that (a) is material and adverse to the financial position, results of operations, or business of such Person and its Subsidiaries, taken as a whole, or (b) which does or would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to timely consummate the transactions contemplated by this Agreement; provided, however, that for the purposes of clause (a) above, Material Adverse Effect shall not be deemed to include the impact of: (i) changes, after the date hereof, in banking and similar Laws of general applicability or interpretations of banking and similar Laws of general applicability by Governmental Authorities (including the COVID Measures); (ii) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally; (iii) any modifications or changes to Company valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP and with Buyer’s prior written consent or at the direction of Buyer; (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally, including, but not limited to, changes in levels of interest rates generally; (v) the effects of the expenses incurred by Company or Buyer in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement; (vi) any action or omission required by this Agreement or taken, after the date of this Agreement, by Company with the prior written consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement or at the written direction of Buyer; (vii) the public announcement of this Agreement (including the impact of such announcement on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); (viii) changes, after the date hereof, in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (ix) natural disasters, pandemics (including the outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, and the governmental and other responses thereto) or other force majeure events and (x) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (i), (ii), (iv), (viii) or (ix), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate).

“Maximum D&O Tail Premium” has the meaning set forth in Section 6.08(c).

“MBCA” has the meaning set forth in Section 1.01(a).

“Merger” has the meaning set forth in the Background Statements.

“Merger Consideration” has the meaning set forth in Section 2.01(d).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.

“Nasdaq” has the meaning set forth in Section 3.07(a).

“National Labor Relations Act” means the National Labor Relations Act of 1935, as amended.

“New Certificates” has the meaning set forth in Section 2.05(a).

“New Plans” has the meaning set forth in Section 6.09(a).

“NHBD” has the meaning set forth in Section 3.07(a).

“Notice Period” has the meaning set forth in Section 6.07(b)(iv).

“Old Certificate” means any certificate or book entry statement which immediately prior to the Effective Time represents shares of Company Common Stock.

“Option” and “Options” mean options to purchase common stock of either Buyer or the Company, as applicable.

“OREO” means any asset that is classified as “other real estate owned”.

“Patient Protection and Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended.

“Permitted Actions” has the meaning set forth in Section 5.02(c)(ii).

“Permitted Liens” has the meaning set forth in Section 3.31(b).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization, or other organization or firm of any kind or nature.

“Personal Data” has the meaning set forth in Section 3.12(a).

“Phase I Assessment” has the meaning set forth in Section 5.02(x).

“Phase II Assessment” has the meaning set forth in Section 6.15(a).

“Plan of Bank Merger” means the agreement and plan of merger to be entered into between Buyer Bank and Company Bank providing for the merger of Company Bank with and into Buyer Bank, with Buyer Bank the surviving entity.

“Privacy Laws” means all applicable Laws and self-regulatory programs relating to the Processing of Personal Data, data privacy, data security, or security breach notification, including, as applicable and without limitation: U.S. state consumer protection Laws; U.S. state data privacy Laws; U.S. state data security Laws; U.S. state breach notification Laws; the Federal Trade Commission Act; U.S. state and federal financial privacy Laws; U.S. state and federal insurance privacy Laws; the Gramm-Leach-Bliley Act and its U.S. state law equivalents; the Massachusetts Insurance Information and Privacy Protection law (Mass. Gen. Laws ch. 175I) and substantially similar U.S. state laws; Massachusetts’ Standards for the Protection of Personal Information of Residents of the Commonwealth (201 CMR §17.00) and substantially similar U.S. state laws; the California Consumer Privacy Act; the Telephone Consumer Protection Act; the Controlling the Assault of Non-Solicited Pornography And Marketing Act; the Fair Debt Collection Practices Act and its U.S. state law equivalents; the Fair Credit Reporting Act and its U.S. state law equivalents; the Health Insurance Portability and Accountability Act and implementing regulations; and the PCI DSS.

“Privacy Obligations” means all Privacy Laws, contractual obligations relating to the privacy, security, and/or Processing of Personal Data, and privacy and data security policies, procedures, notices, and rules applicable to or binding on Company or Buyer, as applicable.

“Process” or “Processing” means any operation or set of operations performed on data, including Personal Data, whether or not by automated means, such as the creation, receipt, maintenance, transmission, collection, use, disclosure, processing, analysis, retention, storage, protection, transfer or disposal of Personal Data.

“Registration Statement” has the meaning set forth in Section 3.36.

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Release” means, with respect to any Hazardous Substance, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” of any Person means any Affiliate, officer, director, employee, agent or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“Requisite Buyer Shareholder Approval” has the meaning set forth in Section 4.06(a).

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.08(e).

“Scheduled Company PRSU” has the meaning set forth in Section 2.07(b)(iii).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” has the meaning set forth in Section 3.37(c).

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the party. For purposes of this Agreement any reference to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company, and any reference to a Buyer Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Buyer.

“Superior Proposal Notice” has the meaning set forth in Section 6.07(b)(iv).

“Surviving Entity” shall have the meaning set forth in the Background Statements.

“Takeover Restrictions” shall have the meaning set forth in Section 3.34.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, custom duties, unemployment, escheat abandoned property or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever imposed by a Governmental Authority, together with any interest, additions or penalties, whether disputed or not.

“Tax Returns” means any return, declaration or other report, claim for refund, or information return or statement relating to Taxes required to be filed with a Taxing Authority, including any schedules or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Termination Fee” has the meaning set forth in Section 8.02(a)(i).

“The date hereof” or “the date of this Agreement” shall mean September 19, 2023.

“Transition Period” has the meaning set forth in Section 6.09(c).

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and its implementing regulations.

“Voting Agreement” has the meaning set forth in the Background Statements.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the knowledge (actual or constructive) that such act or failure to act constitutes or would result in, or would be reasonably expected to result in, a material breach of this Agreement, and which in fact does cause a material breach of this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01 Survival. No representations, warranties, agreements, and covenants contained in this Agreement (other than agreements or covenants that by their express terms are to be performed after the Effective Time) shall survive the Effective Time or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than this Article X, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements, and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party or any of its Affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties executed in the same manner as this Agreement, except that after the receipt of the Requisite Company Shareholder Approval or the Requisite Buyer Shareholder Approval, there may not be, without further approval of such shareholders of Company or such shareholders of Buyer, as applicable, no amendment shall be made which by Law requires such further approval without obtaining that approval.

Section 10.03 Expenses. Except as otherwise provided in Section 6.03(f), Section 6.13 and Section 8.02, each party will bear all expenses incurred by it in connection with this Agreement and the transactions it contemplates, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 10.04 Notices. All notices, requests, and other communications to a party shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to Buyer or to Merger Sub:

Eastern Bankshares, Inc.

265 Franklin Street

Boston, MA 02110

Attention: Kathleen C. Henry, Esq., General Counsel

E-mail: k.henry@easternbank.com

With a copy (which shall not constitute notice) to:

Nutter, McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: Michael K. Krebs, Esq.

E-mail: mkrebs@nutter.com

If to Company:

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Attention: Denis K. Sheahan, Chairman, President and Chief Executive Officer

E-mail: denis.sheahan@cambridgetrust.com

With a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

555 13th Street, N.W.

Washington, D.C. 20004

Attention: Richard Schaberg, Esq.

E-mail: richard.schaberg@hoganlovells.com

Section 10.05 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the exhibits, the disclosure schedules, and the confidentiality agreement between Company and Buyer, dated June 12, 2023 (the “Confidentiality Agreement”), represents the entire understanding of the parties with reference to the transactions contemplated by this Agreement, and this Agreement supersedes any and all other oral or written agreements previously made, except that the confidentiality agreements between the parties shall remain in full force and effect. Except for the Indemnified Parties’ rights under Section 6.08, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company agree that their respective representations, warranties, and covenants are solely for the benefit of the other party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Company Employees who might be affected by Section 6.09), other than the parties, any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in the representations and warranties are subject to waiver by the parties in accordance with Section 10.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.06 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal, and enforceable provision which, insofar as practical, implements the purposes and intentions of this Agreement.

Section 10.07 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law principles.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04.

Section 10.08 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.08.

Section 10.09 Interpretation. When a reference is made in this Agreement to sections, exhibits, or schedules, the reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise expressly indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 10.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

Section 10.11 Counterparts; Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, may be executed by means of a facsimile machine or by email delivery of a “.pdf” format data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 10.12 Confidential Supervisory Information. No disclosure, representation or warranty shall be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) and § 309.6(a)) of a Governmental Authority by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement in counterparts by their duly authorized officers, all as of the day and year on page one.

EASTERN BANKSHARES, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	Chief Executive Officer

CITADEL MS 2023, INC.

By:	/s/ Robert F. Rivers
Name:	Robert F. Rivers
Title:	President

CAMBRIDGE BANCORP

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

CAMBRIDGE TRUST COMPANY

By:	/s/ Denis K. Sheahan
Name:	Denis K. Sheahan
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

Global Corporate & Investment Banking

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

September 19, 2023

The Board of Directors

Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

Members of the Board of Directors:

We understand that Cambridge Bancorp (“Cambridge”) proposes to enter into an Agreement and Plan of Merger, dated as of September 19, 2023 (the “Agreement”), among Cambridge, Eastern Bankshares, Inc. (“Buyer”), Citadel MS 2023, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), Eastern Bank, a wholly owned subsidiary of Buyer (“Buyer Bank”) and Cambridge Trust Company, a wholly owned subsidiary of Cambridge (the “Company Bank”), pursuant to which, among other things, Merger Sub will merge with and into Cambridge (the “Merger”) and each outstanding share of the common stock, par value $1.00, of Cambridge (other than shares (i) held as treasury stock or (ii) owned directly by Buyer (other than, in the case of clause (ii), shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted)) (“Cambridge Common Stock”) will be converted into the right to receive 4.956 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share of Buyer (the “Buyer Common Stock”). The Agreement also provides that, (i) as soon as reasonably practicable following the Merger, Cambridge, as the surviving entity in the Merger, will merge with and into Buyer (the “Holdco Merger”), with Buyer as the surviving entity, and (ii) following the Holdco Merger, at a time selected by Buyer, the Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger” and together with the Merger and the Holdco Merger, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Cambridge Common Stock of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Cambridge and Buyer;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cambridge furnished to or discussed with us by the management of Cambridge, including certain financial forecasts relating to Cambridge prepared by the management of Cambridge (such forecasts, the “Cambridge Forecasts”);

(iii)	reviewed certain publicly available financial forecasts relating to Buyer with respect to calendar years 2023 and 2024, as extrapolated for subsequent years using assumed growth rates furnished by

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation	Page 1 of 5

the management of Buyer, in each case as approved for our use by Cambridge (such forecasts, the “Buyer Forecasts”);

(iv)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the managements of Cambridge and Buyer to result from the Transaction;

(v)

discussed the past and current business, operations, financial condition and prospects of Cambridge with members of senior managements of Cambridge, and discussed the past and current business, operations, financial condition and prospects of Buyer with members of senior managements of Cambridge and Buyer;

(vi)

reviewed a draft, dated September 18, 2023, of that certain Asset Purchase Agreement (the “Draft Asset Purchase Agreement” and, upon final execution thereof, the “Asset Purchase Agreement”) by and among Buyer, Buyer Bank, Eastern Insurance Group LLC, a Massachusetts limited liability company (“Insurance Agency Seller”) and Arthur J. Gallagher Risk Management Services, LLC, a Delaware limited liability company (“Insurance Agency Buyer”), under which Insurance Agency Buyer will purchase from Insurance Agency Seller, and Insurance Agency Seller will sell to Insurance Agency Buyer, the Purchased Assets (as such term is defined in the Draft Asset Purchase Agreement) (such transaction, the “Buyer Insurance Agency Sale”);

(vii)	reviewed certain financial information and estimates related to the Buyer Insurance Agency Sale furnished to or discussed with us by the management of Buyer;

(viii)

reviewed the potential pro forma financial impact of the Transaction and the potential pro forma financial impact of the Buyer Insurance Agency Sale on the future financial performance of Buyer, including the potential effect on Buyer’s estimated earnings per share;

(ix)	reviewed the trading histories for Cambridge Common Stock and Buyer Common Stock and a comparison of such trading histories with the trading histories of other companies we deemed relevant;

(x)	compared certain financial and stock market information of Cambridge and Buyer with similar information of other companies we deemed relevant;

(xi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xii)

reviewed the relative financial contributions of Cambridge and Buyer, taking into account the impact of the Buyer Insurance Agency Sale, to the future financial performance of the combined company on a pro forma basis;

(xiii)	reviewed the Agreement; and

(xiv)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation	Page 2 of 5

reviewed by or discussed with us and have relied upon the assurances of the managements of Cambridge and Buyer that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cambridge Forecasts, we have been advised by Cambridge, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cambridge as to the future financial performance of Cambridge. As you are aware, we have not been provided with, and we did not have access to, financial forecasts relating to Buyer prepared by the management of Buyer. Accordingly, we have been advised by Cambridge and have assumed, with the consent of Cambridge, that the Buyer Forecasts are a reasonable basis upon which to evaluate the future financial performance of Buyer and we have used the Buyer Forecasts in performing our analyses. With respect to the Cost Savings, we have been advised by Cambridge, and have assumed, with the direction and consent of Cambridge, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of Buyer. We have relied, at the direction of Cambridge, on the assessments of the managements of Cambridge and Buyer as to Buyer’s ability to achieve the Cost Savings and have been advised by Cambridge and Buyer, and have assumed, with the consent of Cambridge, that the Cost Savings will be realized in the amounts and in the time projected. We have relied, at the direction of Cambridge, upon the assessments of the management of Cambridge as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting Cambridge and its business. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cambridge or Buyer, nor have we made any physical inspection of the properties or assets of Cambridge or Buyer. We have not evaluated the solvency or fair value of Cambridge or Buyer under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Cambridge, that the Transaction and the Buyer Insurance Agency Sale, in each case, will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction and the Buyer Insurance Agency Sale, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Cambridge, Buyer or the contemplated benefits of the Transaction or of the Buyer Insurance Agency Sale. We also have assumed, at the direction of Cambridge, that the Merger and the Holdco Merger, taken together, will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have also assumed, at the direction of Cambridge, that the final executed Asset Purchase Agreement will not differ in any material respect from the Draft Asset Purchase Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any voting or support agreements or any governance or other arrangements, agreements or understandings entered into in connection with or related to the Transaction, any related transactions or otherwise. any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Cambridge or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of Cambridge Common Stock and no

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation	Page 3 of 5

opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Cambridge or in which Cambridge might engage or as to the underlying business decision of Cambridge to proceed with or effect the Transaction. We are not expressing any view or opinion as to what the value of Buyer Common Stock actually will be when issued or the prices at which Cambridge Common Stock or Buyer Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any other matter.

We have acted as financial advisor to the Board of Directors of Cambridge in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Cambridge has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Cambridge, Buyer and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Cambridge and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as manager or underwriter for a certain note offering of Wellesley Bank (now Cambridge Trust Company) and (ii) having provided or providing certain treasury management services and products to Cambridge.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Buyer and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under certain credit and other facilities of Buyer, (ii) having provided or providing certain treasury management services and products to Buyer and (iii) having provided or providing certain derivatives trading services to Buyer.

It is understood that this letter is for the benefit and use of the Board of Directors of Cambridge (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation	Page 4 of 5

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Cambridge, Buyer or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Cambridge Common Stock.

Very truly yours,

/s/ BOFA SECURITIES, INC.

BOFA SECURITIES, INC.

BofA Securities, Inc. member FINRA/SIPC, is a subsidiary of Bank of America Corporation	Page 5 of 5

Annex C

September 19, 2023

The Board of Directors

Eastern Bankshares, Inc.

265 Franklin Street

Boston, Massachusetts 02110

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Eastern Bankshares, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger of a wholly-owned subsidiary of the Company with Cambridge Bancorp (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Eastern Bank, Citadel MS 2023, Inc. (“Merger Sub” and, together with the Company, the “Company Group”), the Merger Partner and Cambridge Trust Company, Merger Sub will merge with and into the Merger Partner (the “Initial Merger”), with the Merger Partner surviving as a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $1.00 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held as treasury or owned by the Company (other than, in the case of Merger Partner Common Stock owned by the Company, shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted), will be converted into the right to receive 4.956 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). The Agreement further provides, among other matters, that, following the Initial Merger, the Merger Partner will be merged with and into the Company (the “Upstream Merger”). The Initial Merger and the Upstream Merger, together and not separately, are referred to herein as the “Transaction.”

In connection with preparing our opinion, we have (i) reviewed a draft dated September 18, 2023 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts provided, or approved for our use, by the management of the Company relating to the Company’s and the Merger Partner’s respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Merger Partner with respect to their loan and lease portfolios and, accordingly, we did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Merger Partner and we have assumed, with your consent, that the respective allowances for loan and lease losses of the Company and the Merger Partner, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the latest draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company Group and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis and that the sale by the Company of Eastern Insurance Group LLC (and the use of the proceeds resulting therefrom) will occur on the terms and in the time frame described by management of the Company. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor to the Company in its acquisition of Century Bancorp, Inc. in November 2021. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Common Stock and Merger Partner Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex D

Execution Version

VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of September __, 2023, by and among Eastern Bankshares, Inc., a Massachusetts corporation (“Buyer”), Citadel MS 2023, Inc., a Massachusetts corporation (“Merger Sub,” and together with Buyer, “Buyers”) and the undersigned holder (the “Shareholder”) of Common Stock, par value $1.00 per share (the “Common Stock”), of Cambridge Bancorp, a Massachusetts corporation (“Company”).

BACKGROUND STATEMENTS:

A. Concurrently with the execution of this Agreement, Buyer, Merger Sub, Company and Cambridge Trust Company have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of Company with and into Merger Sub (the “Merger”);

B. The Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and has sole voting power with respect to the number of shares of Common Stock, and holds stock options or other rights to acquire the number of shares of Common Stock, indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the term “Shares” means all shares of Common Stock, whether such shares of Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2), whether by the exercise of stock options or otherwise);

C. It is a condition to the willingness of Buyer and Merger Sub to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

D. Any capitalized term used in this Agreement without definition herein shall have the meaning ascribed to it in the Merger Agreement.

In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the holders of Common Stock, or any adjournment or postponement thereof, or in connection with the solicitation of one or more written consents from the holders of Common Stock, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any Acquisition Proposal, the Shareholder shall:

(a)	attend such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)

vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of Company contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to Company’s and Buyer’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Until the Effective Time, the Shareholder shall retain at all times the right to vote the Shares in the Shareholder’s sole discretion, and without any other limitation on any matters other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) receipt of the Company Shareholder Approval, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (c) any amendment to the Merger Agreement that decreases the amount of, changes the form of, or otherwise adversely affects the Merger Consideration, (d) the board of directors of the Company publicly withdrawing the Company Board Recommendation and instead recommending that Company shareholders do not vote “for” the Merger or alternatively vote “against” the Merger in response to a Company Superior Proposal, or (e) upon mutual written agreement of the parties hereto. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares. Prior to the Expiration Date, the Shareholder shall not, except as expressly contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 4(c))), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (i) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (ii) transfers of Shares in connection with bona fide estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, (iii) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (iv) to any immediate family member of the undersigned, or to a trust for the benefit of the undersigned or his or her immediate family members or upon the undersigned’s death subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, and (v) as Buyer may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to Buyers as follows:

(a)	the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)

this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of Buyers) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms, subject to the Enforceability Exceptions;

(c)

the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole, and otherwise unrestricted, voting power with respect to such Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement (the Shareholder agrees to promptly notify Buyers in writing of the nature and amount of any Shares acquired after the date hereof, and such Shares shall be subject to the foregoing representations and warranties);

(d)

the Shareholder understands that, at the Effective Time, each outstanding Share listed on Schedule 1 shall be converted into, as provided in and subject to the limitations set forth in the Merger Agreement, the right to receive the Merger Consideration;

(e)

the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Shareholder; and

(f)

the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by the Shareholder, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his or her obligations under this Agreement in any material respect.

5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, the Shareholder does hereby appoint Buyers, with full power of substitution to any affiliate of Buyers, as the Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the Shareholder’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his or her obligations under this Agreement, each of such Shares that the Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the holders of Common Stock taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by the Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

6. No Solicitation. Subject to Section 9, from and after the date hereof until the Expiration Date, the Shareholder, in his or her capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any advisor or representative of such Shareholder or any of his or her or its affiliates, other than Company in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his or her advisors or representatives or affiliates, other than Company in accordance with the terms of the Merger Agreement, to) (a) solicit, initiate or knowingly encourage any inquiry with respect to a Company Acquisition Proposal, (b) participate or engage in any negotiations with any person regarding, or furnish any nonpublic information relating to, a Company Acquisition Proposal, (c) engage or participate in any discussions with any person regarding a Company Acquisition Proposal, (d) enter into any agreement, agreement in principle or letter of intent with respect to any Company Acquisition Proposal, (e) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any Company Acquisition Proposal (other than the

Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to any Company Acquisition Proposal, or (g) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of any Company Acquisition Proposal.

7. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

8. No Waivers. No waivers of any breach of this Agreement extended by Buyers to the Shareholder shall be construed as a waiver of any rights or remedies of Buyers with respect to any other shareholder of Company who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach of the Shareholder or any other such shareholder of Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

9. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder (a) from exercising his or her duties and obligations as an officer and/or director of Company or otherwise taking any action (or failure to act), subject to the applicable provisions of the Merger Agreement, while acting in such capacity as an officer and/or director of Company or (b) if the Shareholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in his or her capacity as a shareholder of Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Shareholder in his or her capacity as an officer and/or director of Company.

10. No General Control Over Common Stock. Nothing contained in this Agreement shall be deemed to vest in Buyers any direct or indirect ownership or incidence of ownership of or with respect to any of the Common Stock. All rights, ownership and economic benefits of and relating to the Common Stock shall remain and belong to the Shareholder, and Buyers shall have no power or authority to direct the Shareholder in the voting of any of the Common Stock or the performance by any Shareholder of its duties or responsibilities as a shareholder of Company, except as otherwise provided herein.

11. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

12. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyers may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

13. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

15. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

16. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of Buyers.

17. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, Buyer or Merger Sub may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

18. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof.

19. Dispute Resolution. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts, or if that court does not have jurisdiction, the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts, or if that court does not have jurisdiction, a federal court sitting in the Commonwealth of Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.04 of the Merger Agreement.

20. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

21. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) Company’s board of directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Articles, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto and delivered by electronic or facsimile signature in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

EASTERN BANKSHARES, INC.

By:
Name:
Title:

CITADEL MS 2023, INC.

By:
Name:
Title:

SHAREHOLDER

By:
Name:

SCHEDULE 1

Shareholder	Shares of Common Stock